
09010759

Annual Report

Fiscal Year

2009

Notice of Annual Meeting and Proxy Statement

Autodesk®

(This page intentionally left blank.)

Dear Shareholders,

The first and second halves of fiscal 2009 were so diverse for Autodesk that it almost demands two separate shareholder letters. One letter would describe how the first half of fiscal 2009 was a continuation of the strong growth we experienced over the past five years. Revenue increased 18 percent, GAAP income from operations increased 11 percent and non-GAAP income from operations increased 18 percent compared to the first half of fiscal 2008. The other letter would talk about how the second half of fiscal 2009 marked the beginning of the current global economic downturn starting in late September. Revenue in the second half of fiscal 2009 decreased by 4 percent, GAAP income from operations decreased by 98 percent, and non-GAAP income from operations decreased by 18 percent compared to the second half of fiscal 2008.

Our business diversification by geography and by industry has historically helped to insulate Autodesk from downturns in specific markets or industries. However, there are seemingly no markets or geographic areas that have gone unscathed in the current global downturn. As a result, our business has been severely impacted on several fronts, and we exited fiscal 2009 with a significantly lower run rate for revenue and profitability, as well as low business visibility.

Financial Performance
It is difficult to present the full-year results without again noting that our results in the second half of our fiscal year were in stark contrast to those of the first half. Our third-quarter financial results and especially our fourth-quarter results were disappointing and well below our expectations. Nevertheless, we achieved record revenue results of $2.32 billion in fiscal 2009, an increase of 7 percent as compared to fiscal 2008.

In fiscal 2009 our GAAP diluted earnings per share were $0.80, compared to $1.47 in fiscal 2008. GAAP earnings per share were significantly impacted by a charge of $0.56, primarily related to impairment of goodwill associated with our media and entertainment segment, as well as $0.18 in restructuring charges. Non-GAAP diluted earnings per share were $1.95, compared to $1.88 in fiscal 2008.

Segment Performance
- Platform Solutions and Emerging Business revenue increased 2 percent to $1.02 billion, compared to fiscal 2008. This segment represented 44 percent of total revenue. AutoCAD and AutoCAD LT software grew a combined 1 percent, compared to fiscal 2008.

- Architecture, Engineering, and Construction (AEC) revenue increased 9 percent to $525 million, compared to fiscal 2008. This segment represented 23 percent of total revenue. Revenue from the Autodesk Revit family of products increased 22 percent, compared to fiscal 2008.

- Manufacturing Solutions revenue increased 17 percent to $488 million, compared to fiscal 2008. This segment represented 21 percent of revenue. Revenue from the Autodesk Inventor family of products increased 8 percent, compared to fiscal 2008.

- Media & Entertainment revenue increased 1 percent to $262 million, compared to fiscal 2008. This segment represented 11 percent of revenue. Revenue from animation products grew 9 percent, compared to fiscal 2008.

Autodesk's portfolio of model-based 3D design solutions continues to expand and now includes Autodesk Inventor and Autodesk Moldflow for the manufacturing industry, and Autodesk Revit, AutoCAD Civil 3D, Autodesk Navisworks, and Autodesk Robot Structural Analysis for the AEC industry. Our 3D solutions offer our customers richer design data as well as increased productivity and improved efficiency, helping them to increase their own competitiveness. In fiscal 2009 our 3D solutions continued to gain traction as total revenue from these products increased 23 percent and accounted for 27 percent of revenue. The market for model-based 3D design products remains underpenetrated and will continue to be an important new business source for Autodesk in the future.

Over the past two years we have experienced significant growth in our business in emerging economies. While revenue from emerging economies increased 14 percent for fiscal 2009 and represented 18 percent of total revenue, revenue from emerging economies declined 31 percent for the fourth quarter of fiscal 2009, as compared to the same period of the prior fiscal year. We believe that the opportunity in emerging markets remains large; however, conducting business in these regions presents significant challenges, including economic volatility, intellectual property protection, and software piracy, which remain substantial problems. Over the long term, we remain confident that emerging economies will be a key growth area for us once we get past the current economic downturn.

Pushing Through the Headwinds

From today's view it remains unclear how deep this recession will be or how long it will last. It's important to remember, however, that even in a weak world economy, buildings, roads, and bridges will still be built, products will be manufactured, and media and entertainment companies will produce animation and special effects for video games, television, and movies. As a leader in each of these areas, we are managing for the current environment while positioning the company for the eventual recovery of these markets.

More than ever, our customers are looking to improve efficiency and increase productivity. Many governments around the world, are looking at construction and infrastructure projects, such as buildings, roads, bridges, and utilities, to help stimulate the economy. Over the past two years, Autodesk has increased its presence in the government arena and has already experienced success both domestically and with foreign governments. We view the trillions of dollars earmarked for global stimulus spending as an opportunity to further penetrate this large market segment. Our products provide the tools necessary to design these building and infrastructure projects and will help to increase the efficiency of these projects as well.

As macroeconomic conditions are clearly beyond our control, we have been focusing on the primary area in which we do have control—our expense structure. To date, we have announced initiatives that will reduce our operating expenses by between $230 and $280 million on an annualized basis. The savings are being achieved through a combination of staff reductions, facilities consolidations, a hiring freeze, travel restrictions, and reductions in the contingent workforce among other things.

While we are making significant adjustments to our overall cost structure, we intend to remain proactive in our strategic investment in revenue growth and productivity initiatives. These investments will better position Autodesk for growth when the economy improves. Over the longer term we intend to continue to balance investments in revenue growth opportunities with our broader goal of increasing our profitability.

Facilitating Design Trends Today and Tomorrow: Design, Visualization, and Simulation

Design innovation happens regardless of market conditions. Often, dramatic changes in economic circumstances fuel the need for improved design and greater efficiency. Our design and engineering products help designers, architects, engineers, and digital artists around the world to fully experience their ideas digitally—to improve and perfect their designs long before they get to the physical stage.

With design, visualization, and simulation capabilities, our customers can design in better ways. Those better ways include designing more efficiently, affordably, sustainably, and innovatively. It also means saving time and money, improving collaboration, reducing errors, speeding time to market, increasing sustainability, and fostering greater quality. These benefits, in turn, help customers compete and win in today's global economy.

Autodesk's portfolios of 3D model-based design solutions are the tools that leading AEC, manufacturing, and media and entertainment firms are using to create innovative design and form the basis for today's leading-edge design trends.

Digital Prototyping

Autodesk is leading the movement to Digital Prototyping. The Autodesk solution for Digital Prototyping, Autodesk Inventor, connects conceptual design, engineering, and manufacturing teams through the use of a single digital model. This unique approach to the product development process enables our manufacturing customers to reduce their reliance on physical prototypes and accelerates their ability to bring products to market, providing competitive advantage. Autodesk continues to drive innovation in the design, engineering, and manufacturing markets by providing a complete range of easy-to-use and easy-to-implement applications. In addition, Digital Prototyping has demonstrated significant cost savings and increased efficiency for our customers, which resonates well in any economic environment.

Building Information Modeling

Building Information Modeling, or BIM, is an integrated process built on coordinated, reliable information about a project from design through construction and into operations. BIM was pioneered by Autodesk and continues to gain traction in the AEC industry. Facilitated by the Autodesk Revit platform, BIM is breaking down barriers and bridging communication between extended design and construction teams, providing them with consistent, reliable information across the scope of a project. BIM enables our customers to use the power of "what if" scenarios throughout the design process—architects, engineers, and construction planners can then optimize a building for the parameters of the project.

The AEC industry has been hit particularly hard in the current economic downturn. As a result, AEC customers are highly motivated to drive creativity, efficiency, and productivity, and BIM is helping them get there.

Digital Entertainment Creation

As film, television, and video games have evolved, so too has the technology used to create the content. 3D modeling has become increasingly important as consumers continue to demand realistic graphics. Much like BIM and Digital Prototyping, building models for the media and entertainment industry are very important. Products such as Autodesk 3ds Max and Autodesk Maya software help create models that not only look realistic but also act realistic in an animated environment.

Looking Ahead

As an industry leader we do not intend to simply weather this economic storm. We are taking actions to improve our cost structure, become more efficient, and improve our competitive position. We remain focused on delivering world-class design technology, which in turn will help our customers become more efficient and provide them with competitive advantage. As we look at our business today, we are confident that our technological leadership, brand recognition, breadth of product line, and large installed base position us well for success and the eventual recovery of the economy.

Our financial position remains as strong as ever with close to one billion dollars in cash and very little debt. Our solid financial position and long-standing market leadership will serve us well as we work with our customers and partners to navigate through this economy together.

Sustainability is central to the ongoing success of Autodesk. We are committed to providing our customers with software that enables them to make smarter, more sustainable design decisions. We are equally committed to minimizing the environmental impact of our own operations, and this past year Autodesk established an environmental policy outlining our high-level commitments and objectives. To put this policy into practice, Autodesk implemented a companywide environmental management system to identify, measure, and reduce our environmental impact. Autodesk was also able to quantify the greenhouse gas emissions from its global facilities, business travel, and employee commutes, and we are now working to create programs that will limit our future emissions.

On behalf of the Board of Directors, I thank our customers, employees, reseller partners, and investors. Since the company's inception in 1982, Autodesk has successfully managed through several economic downturns and has emerged from each stronger and in a better competitive position. Regardless of the economic environment, I am confident that Autodesk will remain a world leader in 2D and 3D design and engineering software, and that the steps we are taking will make the company stronger, more efficient, and more competitive.



Carl Bass
Chief Executive Officer and President

NON-GAAP RECONCILIATIONS

Fiscal 2009	First Half of Fiscal Year 2009 (in millions)	% of Net Revenue	Second Half of Fiscal Year 2009 (in millions)	% of Net Revenue	Fiscal Year Ended January 31, 2009 (in millions)	% of Net Revenue
Total Net Revenue	$ 1,218		$ 1,097		$ 2,315	
GAAP income from operations	$ 239	20%	$ 6	1%	$ 245	11%
SFAS 123R stock-based compensation expense	48		42		90	
Amortization of developed technology	9		14		23	
Amortization of customer relationships and trademarks	9		14		23	
In-process research and development	17		10		27	
Employee tax reimbursements related to stock option review	—		—		—	
Impairment of goodwill and intangibles	—		129		129	
Restructuring	—		40		40	
Non-GAAP income from operations	$ 322	26%	$ 255	23%	$ 577	25%

Fiscal 2008	First Half of Fiscal Year 2008 (in millions)	% of Net Revenue	Second Half of Fiscal Year 2008 (in millions)	% of Net Revenue	Fiscal Year Ended January 31, 2008 (in millions)	% of Net Revenue
Total Net Revenue	$ 1,034		$ 1,138		$ 2,172	
GAAP income from operations	$ 216	21%	$ 230	20%	$ 446	21%
SFAS 123R stock-based compensation expense	36		63		99	
Amortization of developed technology	4		7		11	
Amortization of customer relationships and trademarks	4		5		9	
In-process research and development	1		4		5	
Employee tax reimbursements related to stock option review	12		2		14	
Impairment of goodwill and intangibles	—		—		—	
Restructuring	—		—		—	
Non-GAAP income from operations	$ 273	26%	$ 311	27%	$ 584	27%

	Fiscal Year Ended January 31, 2009	Fiscal Year Ended January 31, 2008
GAAP diluted EPS	$ 0.80	$ 1.47
SFAS 123R stock-based compensation expense	0.39	0.41
Amortization of developed technology	0.10	0.04
Amortization of customer relationships and trademarks	0.10	0.04
In-process research and development	0.12	0.02
Employee tax reimbursements related to stock option review	—	0.06
Impairment of goodwill and intangibles	0.56	—
Restructuring	0.18	—
Investment impairment	—	0.02
Income tax effect on difference between GAAP and non-GAAP total costs and expenses at a normalized rate	(0.30)	(0.18)
Non-GAAP diluted EPS	$ 1.95	$ 1.88

This Annual Report contains forward-looking statements that involve risks and uncertainties, including our strategies and expected financial performance, our future business prospects, restructuring plans and cost savings, our market opportunities, our competitive position and trends for our products in various geographies. We caution you that such statements reflect our best judgment based on factors currently known to us, and that actual events or results could differ materially. Please refer to the documents that we file from time to time with the SEC, including our Form 10-K for the year ended January 31, 2009, a copy of which is enclosed herein. Autodesk does not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made.

The Letter to Stockholders in this Annual Report contains non-GAAP measures that we believe provide a more complete understanding of Autodesk's underlying operational results and trends and our marketplace performance. We believe such measures are appropriate to enhance an overall understanding of our past financial performance and also our prospects for the future, as well as to facilitate comparisons with our historical operating results. There are limitations in using non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. Investors should review the reconciliation of the non-GAAP financial measures to their most directly comparable GAAP financial measures as provided in the tables that follow the Letter to Stockholders.

(This page intentionally left blank.)

Autodesk®

April 28, 2009

Dear Autodesk Stockholder:

You are cordially invited to attend Autodesk's 2009 Annual Meeting of Stockholders to be held on Thursday, June 11, 2009 at 3:00 p.m., Pacific time, at our San Francisco office, The Landmark, One Market Street, 2nd Floor, San Francisco, California 94105.

At the 2009 Annual Meeting of Stockholders, you will be asked to:

1. Elect the eight directors listed in the accompanying Proxy Statement;
2. Ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2010; and
3. Approve our 2010 Outside Directors' Stock Plan.

The accompanying Notice of 2009 Annual Meeting of Stockholders and Proxy Statement describe these proposals in greater detail. We encourage you to read this information carefully.

This year we are continuing to take advantage of a relatively new United States Securities and Exchange Commission rule that allows us to furnish our proxy materials over the Internet to all of our stockholders rather than in paper form. We believe that this delivery process reduces our environmental impact and lowers the costs of printing and distributing our proxy materials without impacting our stockholders' timely access to this important information.

We hope that you will be able to attend this year's Annual Meeting. At the Annual Meeting we will report to our stockholders on fiscal 2009 and describe our future strategies for our products and markets. There will be an opportunity for all stockholders present at the Annual Meeting to ask questions. Whether or not you plan to attend the meeting, please vote on the Internet or by telephone or request, sign and return a proxy card to ensure your representation at the meeting. Your vote is important.

On behalf of the Board of Directors, I would like to express our appreciation for your continued support of Autodesk.

Very truly yours,



Carl Bass
Chief Executive Officer and President

(This page intentionally left blank.)

NOTICE OF 2009 ANNUAL MEETING OF STOCKHOLDERS

Time and Date

Thursday, June 11, 2009 at 3:00 p.m., Pacific time.

Place

Autodesk's San Francisco office, located at: The Landmark, One Market Street, 2nd Floor, San Francisco, California 94105.

Items of Business

(1) To elect the eight directors listed in the accompanying Proxy Statement to serve for the ensuing year and until their successors are duly elected and qualified.

(2) To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2010.

(3) To approve the 2010 Outside Directors' Stock Plan.

(4) To transact such other business as may properly come before the Annual Meeting.

These items of business are more fully described in the Proxy Statement accompanying this Notice of 2009 Annual Meeting of Stockholders.

Adjournments and Postponements

Any action on the items of business described above may be considered at the Annual Meeting at the time and on the date specified above or at any time and date to which the Annual Meeting may be properly adjourned or postponed.

Record Date

You are entitled to vote if you were a stockholder of record as of the close of business on April 14, 2009.

Voting

Your vote is very important. Whether or not you plan to attend the Annual Meeting, we encourage you to read the Proxy Statement and vote on the Internet or by telephone or request and submit your proxy card as soon as possible. For specific instructions on how to vote your shares, please refer to the section entitled "Questions and Answers About the 2009 Annual Meeting and Procedural Matters" beginning on page 1 of the Proxy Statement and the instructions on the enclosed notice of internet availability of proxy materials.

All stockholders are cordially invited to attend the Annual Meeting in person. Any stockholder attending the Annual Meeting may vote in person even if such stockholder previously signed and returned a proxy card or voted on the Internet or by telephone.

By Order of the Board of Directors,



Pascal W. Di Fronzo
Senior Vice President, General Counsel and Secretary

This notice of Annual Meeting, proxy statement and accompanying form of proxy card are being distributed and made available on or about April 28, 2009.

(This page intentionally left blank.)

TABLE OF CONTENTS


Proxy Materials

(This page intentionally left blank.)

PROXY STATEMENT FOR 2009 ANNUAL MEETING OF STOCKHOLDERS

QUESTIONS AND ANSWERS ABOUT THE 2009 ANNUAL MEETING AND PROCEDURAL MATTERS

2009 Annual Meeting

Q: Why am I receiving these proxy materials?

A: The Board of Directors of Autodesk ("Autodesk" or the "Company") is providing these proxy materials to you in connection with the solicitation of proxies for use at our 2009 Annual Meeting of Stockholders (the "Annual Meeting") to be held on Thursday, June 11, 2009, at 3:00 p.m., Pacific time, and at any adjournment or postponement thereof, for the purpose of considering and acting upon the matters set forth herein. We are providing these materials to all of our stockholders through a Notice of Internet Availability of Proxy Materials (the "Notice") unless a stockholder has specifically requested to receive a full set paper copy of this Proxy Statement together with our Fiscal Year 2009 Annual Report.

Q: Why did I receive a Notice in the mail regarding the Internet availability of proxy materials this year instead of a full set paper copy of this Proxy Statement and Fiscal Year 2009 Annual Report?

A: We are continuing to take advantage of an SEC rule that allows companies to furnish their proxy materials over the Internet rather than in paper form. This rule allows us to send all of our stockholders a notice regarding the Internet availability of proxy materials. Instructions on how to access the proxy materials over the Internet or how to request a paper copy of proxy materials may be found in the Notice. If you would prefer to receive proxy materials in printed form by mail or electronically by email on an ongoing basis, please follow the instructions contained in the Notice. Proxy materials for our 2010 and future annual meetings of stockholders will continue to be delivered to all of our stockholders by a notice regarding Internet availability, rather than in paper form, unless a stockholder specifically requests to receive printed proxy materials.

Q: Why didn't I receive a Notice in the mail regarding the Internet availability of proxy materials?

A: We are providing stockholders who previously requested to receive full paper copies of the proxy materials with paper copies of the proxy materials instead of a Notice. If you would like to reduce the costs incurred by us in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the Internet. To sign up for electronic delivery, please follow the instructions provided at *www.autodesk.com* under "Investors" or on your proxy card or voting instruction card.

Q: Where is the Annual Meeting?

A: The Annual Meeting will be held at Autodesk's San Francisco office, located at The Landmark, One Market Street, 2nd Floor, San Francisco, California 94105. The telephone number at that location is (415) 356-0700. Directions and maps to the Annual Meeting are available at *www.autodesk.com* "Contact Us—Locate Offices—Directions." Stockholders are cordially invited to attend the Annual Meeting and are entitled to and requested to vote on the proposals to elect the eight directors specified in this Proxy Statement, approve the ratification of the independent registered public accounting firm and approve the 2010 Outside Directors' Stock Plan.

Q: Can I attend the Annual Meeting?

A: Yes, if you are a stockholder of record or a beneficial owner as of April 14, 2009. Please notify our Director of Investor Relations, David Gennarelli, by telephone at (415) 507-6705 or by email at *investor.relations@autodesk.com* if you are planning to attend the Annual Meeting. In addition, you should bring proof of identity for entrance to the Annual Meeting. If your shares are held in a brokerage account or by a bank or another nominee, you will need to bring a copy of a brokerage statement reflecting stock ownership as of the record date. The meeting will begin promptly at 3:00 p.m., Pacific time; please leave ample time for parking and to check-in.

Stock Ownership

Q: What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A: *Stockholders of record*—If your shares are registered directly in your name with Autodesk's transfer agent, Computershare Investor Services LLC, you are considered, with respect to those shares, the "stockholder of record." If you are a stockholder of record, these proxy materials have been sent directly to you by Autodesk.

Beneficial owners—Many Autodesk stockholders hold their shares through a broker, trustee or nominee, rather than directly in their own name. If your shares are held in a brokerage account or by a bank or another nominee, you are considered the "beneficial owner" of shares held in "street name." If you hold your shares in street name, these proxy materials have been forwarded to you by your broker, trustee or nominee who is considered, with respect to those shares, the stockholder of record.

As the beneficial owner, you have the right to direct your broker, trustee or nominee on how to vote your shares. Since a beneficial owner is not the stockholder of record, you may not vote these shares in person at the Annual Meeting unless you obtain a "legal proxy" from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Annual Meeting.

Quorum and Voting

Q: Who is entitled to vote at the Annual Meeting?

A: Holders of record of Autodesk's common stock, par value $0.01 per share (the "Common Stock"), at the close of business on April 14, 2009 (the "Record Date") are entitled to receive notice of and to vote their shares at the Annual Meeting. Such stockholders are entitled to cast one vote for each share of Common Stock held by them as of the Record Date.

As of the Record Date, there were 228,154,360 shares of Common Stock outstanding and entitled to vote at the Annual Meeting. No shares of Autodesk's Preferred Stock were outstanding.

Q: How many shares must be present or represented to conduct business at the Annual Meeting?

A: The presence of the holders of a majority of the shares of Common Stock entitled to vote at the Annual Meeting is necessary to constitute a quorum at the Annual Meeting. Such stockholders are counted as present at the meeting if they (1) are present in person at the Annual Meeting or (2) have properly submitted a proxy card. Under the General Corporation Law of the State of Delaware, abstentions and broker "non-votes" are counted as present and entitled to vote and are, therefore, included for purposes of determining whether a quorum is present at the Annual Meeting.

A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner.

Q: How can I vote my shares in person at the Annual Meeting?

A: Shares held in your name as the stockholder of record may be voted in person at the Annual Meeting. Shares held beneficially in street name may be voted in person at the Annual Meeting only if you obtain a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. ***Even if you plan to attend the Annual Meeting, we recommend that you also submit your proxy card or follow the voting instructions described below so that your vote will be counted if you later decide not to attend the meeting.***

Q: How can I vote my shares without attending the Annual Meeting?

A: If you are a stockholder of record, you may instruct the proxy holders how to vote your shares by using the Internet voting site or the toll-free telephone number listed on the Notice or by requesting a proxy card from Autodesk by telephone at (415) 507-6705 or by email at *investor.relations@autodesk.com* and completing, signing, dating and returning the proxy card in the postage pre-paid envelope provided. Proxy cards submitted by mail must be received by the time of the meeting in order for your shares to be voted. Specific instructions for using the telephone and Internet voting systems are on the proxy card and Notice. The telephone and Internet voting systems for stockholders of record will be available until 11:59 p.m. (Eastern time) on June 10, 2009. Whichever of these methods you select to transmit your instructions, the proxy holders will vote your shares in accordance with those instructions. If you sign and return a proxy card without giving specific voting instructions, your shares will be voted as recommended by our Board of Directors.

If a broker, bank or other nominee holds your shares, you will receive instructions from them that you must follow in order to have your shares voted. The instructions from your broker, bank or other nominee will indicate if Internet and telephone voting are available, and if they are available, will provide details regarding Internet and telephone voting.

Q: What proposals will be voted on at the Annual Meeting?

A: At the Annual Meeting, stockholders will be asked to vote:

(1) To elect the eight directors named in this proxy statement to serve for the ensuing year and until their successors are duly elected and qualified;

(2) To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending January 31, 2010; and

(3) To approve the 2010 Outside Directors' Stock Plan.

Q: What is the voting requirement to approve these proposals?

A: *Proposal One*—A majority of the votes duly cast is required for the election of directors. The number of shares voted "for" a director nominee must exceed the number of votes cast "against" that nominee for the nominee to be elected as a director of the Company to serve until the next annual meeting or until his or her successor has been duly elected and qualified.

You may vote "FOR," "AGAINST" or "ABSTAIN" on each of the eight nominees for election as director. Abstentions and broker non-votes will not affect the outcome of the election.

Proposal Two—The affirmative vote of a majority of the votes duly cast is required to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm.

You may vote "FOR," "AGAINST" or "ABSTAIN" on this proposal. ***Abstentions are deemed to be votes cast and have the same effect as a vote against this proposal.*** However, broker non-votes are not deemed to be votes cast and, therefore, are not included in the tabulation of the voting results on this proposal.

Proposal Three—The affirmative vote of a majority of the votes duly cast is required to approve the 2010 Outside Directors' Stock Plan.

You may vote "FOR," "AGAINST" or "ABSTAIN" on this proposal. ***Abstentions are deemed to be votes cast and have the same effect as a vote against this proposal.*** However, broker non-votes are not deemed to be votes cast and, therefore, are not included in the tabulation of the voting results on this proposal.

Q: How does the Board of Directors recommend that I vote?

A: The Board of Directors unanimously recommends that you vote your shares "**FOR**" the eight nominees listed in Proposal One, "**FOR**" the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending January 31, 2010, and "**FOR**" the adoption of the 2010 Outside Directors' Stock Plan.

Q: If I sign a proxy, how will it be voted?

A: All shares entitled to vote and represented by properly executed proxy cards received prior to the Annual Meeting, and not revoked, will be voted at the Annual Meeting in accordance with the instructions indicated on those proxy cards. If no instructions are indicated on a properly executed proxy card, the shares represented by that proxy card will be voted as recommended by the Board of Directors.

Q: What happens if additional matters are presented at the Annual Meeting?

A: If any other matters are properly presented for consideration at the Annual Meeting, including, among other things, consideration of a motion to adjourn the Annual Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named as proxies and acting thereunder will have discretion to vote on those matters in accordance with their best judgment. We do not currently anticipate that any other matters will be raised at the Annual Meeting.

Q: Can I change or revoke my vote?

A: Subject to any rules your broker, trustee or nominee may have, you may change your proxy instructions at any time before your proxy is voted at the Annual Meeting.

If you are a stockholder of record, you may change your vote by (1) filing with Autodesk's General Counsel, prior to your shares being voted at the Annual Meeting, a written notice of revocation or a duly executed proxy card, in either case dated later than the prior proxy card relating to the same shares, or (2) by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not, by itself, revoke a proxy). A stockholder of record that has voted on the Internet or by telephone may also change his or her vote by subsequently making a timely and valid later Internet or telephone vote.

If you are a beneficial owner of shares held in street name, you may change your vote (1) by submitting new voting instructions to your broker, trustee or nominee or (2) if you have obtained a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares, by attending the Annual Meeting and voting in person.

Any written notice of revocation or subsequent proxy card must be received by Autodesk's General Counsel prior to the taking of the vote at the Annual Meeting. Such written notice of revocation or subsequent proxy card should be hand delivered to Autodesk's General Counsel or should be sent so as to be delivered to Autodesk, Inc., 111 McInnis Parkway, San Rafael, California 94903, Attention: General Counsel.

Q: Who will bear the costs of soliciting votes for the Annual Meeting?

A: Autodesk will bear all expenses of this solicitation, including the cost of preparing and mailing these proxy materials. Autodesk may reimburse brokerage firms, custodians, nominees, fiduciaries and other persons representing beneficial owners of Common Stock for their reasonable expenses in forwarding solicitation material to such beneficial owners. Directors, officers and employees of Autodesk may also solicit proxies in person or by other means of communication. Such directors, officers and employees will not be additionally compensated but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation.

The Company may engage the services of a professional proxy solicitation firm to aid in the solicitation of proxies from certain brokers, bank nominees and other institutional owners. The Company's costs for such services, if retained, will not be material.

Q: Where can I find the voting results of the Annual Meeting?

A: We intend to announce preliminary voting results at the Annual Meeting and will provide final results in our quarterly report on Form 10-Q for the second quarter of fiscal year 2010. In addition, the results will be posted on our website, at *www.autodesk.com* under "Investors."

Stockholder Proposals and Director Nominations at Future Meetings

Q: What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?

A: You may submit proposals, including director nominations, for consideration at future stockholder meetings.

Requirements for stockholder proposals to be considered for inclusion in Autodesk's proxy material—Stockholders may present proper proposals for inclusion in Autodesk's proxy statement and for consideration at the next annual meeting of its stockholders by submitting their proposals in writing to Autodesk's General Counsel in a timely manner. In order to be included in the proxy statement for the 2010 annual meeting of stockholders, stockholder proposals must be received by Autodesk's General Counsel no later than December 29, 2009, and must otherwise comply with the requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Requirements for stockholder proposals to be brought before an annual meeting—In addition, Autodesk's Bylaws establish an advance notice procedure for stockholders who wish to present certain matters before an annual meeting of stockholders. In general, nominations for the election of directors may be made (1) by or at the direction of the Board of Directors, or (2) by any stockholder entitled to vote who has timely delivered written notice to Autodesk's General Counsel during the Notice Period (as defined below), which notice must contain specified information concerning the nominees and concerning the stockholder proposing such nominations. However, if a stockholder wishes only to recommend a candidate for consideration by the Corporate Governance and Nominating Committee as a potential nominee for director, see the procedures discussed in "Corporate Governance—Nominating Process for Recommending Candidates for Election to the Board of Directors."

The Company's Bylaws also provide that the only business that may be conducted at an annual meeting is business that is brought (1) pursuant to the notice of meeting (or any supplement thereto), (2) by or at the direction of the Board of Directors, or (3) by a stockholder who has timely delivered written notice which sets forth all information required by Autodesk's Bylaws to the General Counsel of Autodesk during the Notice Period (as defined below).

The "Notice Period" is defined as the period commencing on the date 75 days prior to the one year anniversary of the date on which Autodesk first mailed its proxy materials to stockholders for the previous year's annual meeting of stockholders and terminating on the date 45 days prior to the one year anniversary of the date on which Autodesk first mailed its proxy materials to stockholders for the previous year's annual meeting of stockholders. As a result, the Notice Period for the 2010 annual meeting of stockholders will be from February 12, 2010 to March 15, 2010.

If a stockholder who has notified Autodesk of his or her intention to present a proposal at an annual meeting does not appear to present his or her proposal at such meeting, Autodesk need not present the proposal for vote at such meeting.

Q: How may I obtain a copy of the bylaw provisions regarding stockholder proposals and director nominations?

A: A copy of the full text of the bylaw provisions discussed above may be obtained by writing to the General Counsel of Autodesk, or may be found at *www.autodesk.com* under "Investors—Corporate Governance." All notices of proposals by stockholders, whether or not included in Autodesk's proxy materials, should be sent to Autodesk, Inc., 111 McInnis Parkway, San Rafael, California 94903, Attention: General Counsel.

Additional Information about the Proxy Materials

Q: What should I do if I receive more than one set of proxy materials?

A: You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards, or Notices. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a stockholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each Autodesk proxy card or voting instruction card that you receive to ensure that all your shares are voted.

Q: How may I obtain a separate Notice or a separate set of proxy materials and 2009 Annual Report?

A: If you share an address with another stockholder, each stockholder may not receive a separate Notice or a separate copy of the proxy materials and 2009 Annual Report.

Stockholders who do not receive a separate Notice or a separate copy of the proxy materials and 2009 Annual Report may request to receive a separate Notice or a separate copy of the proxy materials and 2009 Annual Report by calling (415) 507-6705 or sending an email to *investor.relations@autodesk.com.* Alternatively, stockholders who share an address and receive multiple Notices or multiple copies of our proxy materials and 2009 Annual Report can request to receive a single copy by following the instructions above.

Q: What is the mailing address for Autodesk's principal executive offices?

A: Autodesk's principal executive offices are located at 111 McInnis Parkway, San Rafael, California 94903.

Any written requests for additional information, additional copies of the proxy materials and 2009 Annual Report, notices of stockholder proposals, recommendations for candidates to the Board of Directors, communications to the Board of Directors or any other communications should be sent to this address.

Our internet address is *www.autodesk.com*. The information posted on our website is not incorporated into this proxy statement.

Important Notice Regarding the Availability of Proxy Materials for the Stockholders Meeting to be held on June 11, 2009

The proxy statement and annual report to stockholders are available at:
https://materials.proxyvote.com/052769

PROPOSAL ONE

ELECTION OF DIRECTORS

Nominees

Autodesk's Bylaws currently set the number of directors at nine. Mark A. Bertelsen has informed the Board of Directors that he is retiring from the Board of Directors and will not seek re-election at the Annual Meeting. Accordingly, the Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, has nominated eight individuals to be elected at the Annual Meeting, all of whom are presently directors of Autodesk. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the eight nominees named below. Your proxy cannot be voted for a greater number of persons than the number of nominees named in this proxy statement.


Proxy Materials

In the event that any nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by the Board of Directors to fill the vacancy. The term of office of each person elected as a director will continue until the next annual meeting of stockholders or until a successor has been duly elected and qualified.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE NOMINEES LISTED BELOW.

Information Regarding the Nominees

The name, age and principal occupation of each nominee as of March 31, 2009, are set forth in the table below. Except as described below, each of the nominees has been engaged in his or her principal occupation during the past five years. There are no family relationships among any of our directors or executive officers.

Name of Nominee	Age	Principal Occupation	Director Since
Carl Bass	51	Chief Executive Officer, President and Interim Chief Financial Officer	2006
Crawford W. Beveridge	63	Executive Vice President and Chairman EMEA, APAC and the Americas, Sun Microsystems, Inc.	1993
J. Hallam Dawson	72	Chairman of the Board, IDI Associates	1988
Per-Kristian Halvorsen	57	Chief Innovation Officer and Senior Vice President, Intuit, Inc.	2000
Sean M. Maloney	52	Executive Vice President and General Manager, Sales and Marketing Group, and Chief Sales and Marketing Officer, Intel Corporation	2007
Elizabeth A. Nelson	48	Independent Consultant	2007
Charles J. Robel	59	Chairman of the Board, McAfee, Inc.	2007
Steven M. West	53	Founder and Partner, Emerging Company Partners, LLC	2007

Carl Bass joined Autodesk in September 1993 and serves as Chief Executive Officer, President and Interim Chief Financial Officer. From June 2004 to April 2006, Mr. Bass served as Chief Operating Officer. From February 2002 to June 2004, Mr. Bass served as Senior Executive Vice President, Design Solutions Group. From August 2001 to February 2002, Mr. Bass served as Executive Vice President, Emerging Business and Chief Strategy Officer. From June 1999 to July 2001, he served as President and Chief Executive Officer of Buzzsaw.com, Inc., a spin-off from Autodesk. He has also held other executive positions within Autodesk. Mr. Bass is a director of McAfee, Inc.

Crawford W. Beveridge is the non-executive Chairman of the Board of Directors of Autodesk and has served as Executive Vice President and Chairman EMEA, APAC and the Americas of Sun Microsystems, Inc. since April 2006. From March 1985 to December 1990 and from March 2000 to April 2006, Mr. Beveridge held other positions at Sun Microsystems, Inc., including Executive Vice President and Chief Human Resources Officer. From January 1991 to March 2000, Mr. Beveridge served as the Chief Executive Officer of Scottish Enterprise. Mr. Beveridge is a director of Scottish Equity Partners Ltd. and eSilicon Corporation.

J. Hallam Dawson has served as Chairman of the Board of IDI Associates, a private investment bank specializing in Latin America, since September 1986. Mr. Dawson is a director of OneCalifornia Bank.

Per-Kristian Halvorsen has served as Chief Innovation Officer and Senior Vice President of Intuit, Inc. since December 2008. Previously, he was the Chief Technology Innovation Officer and Chief Technology Officer of Intuit, Inc. He was Vice President and Director of the Solutions and Services Research Center at HPLabs from 2000 to 2005. Prior to holding these positions, Mr. Halvorsen was a laboratory director at the Xerox Palo Alto Research Center, where he worked for 17 years. Mr. Halvorsen is a director of Finn Corporation.

Sean M. Maloney has been Executive Vice President and General Manager, Sales and Marketing Group, and Chief Sales and Marketing Officer of Intel Corporation since July 2006. Prior to holding these positions, Mr. Maloney held a number of executive positions within Intel Corporation since 1995. Mr. Maloney is a director of Clearwire Corporation.

Elizabeth A. Nelson has been an independent consultant since December 2005. Previously, Ms. Nelson served as Executive Vice President and Chief Financial Officer of Macromedia, Inc. from February 1997 and as a member of its board from January 2005 until its acquisition by Adobe in December 2005. Ms. Nelson joined Macromedia in 1996 as the head of its mergers and acquisitions activities. Ms. Nelson is a director of SuccessFactors, Inc. and Greenbox Technology, Inc.

Charles J. Robel has served as the Chairman of the Board of Directors of McAfee, Inc. since October 2006. Previously he was a Managing Member and the Chief of Operations for Hummer Winblad Partners, a venture capital firm, from June 2000 to December 2005. Prior to joining Hummer Winblad, Mr. Robel led the High Technology Transaction Services Group of PricewaterhouseCoopers LLP in Silicon Valley from 1995 until 2000 and served as the partner in charge of the Software Industry Group at PricewaterhouseCoopers from 1985 to 1995. In addition to his service to McAfee, Inc., Mr. Robel is also a director of Informatica Corporation and DemandTec, Inc.

Steven M. West is a founder and partner of Emerging Company Partners, LLC, which was formed in January 2004. Mr. West served as Chief Operating Officer of nCUBE Corporation, a provider of on-demand media systems, from December 2001 to July 2003. Prior to joining nCUBE, he was the President and Chief Executive Officer of Entera, Inc. from September 1999 until it was acquired by Blue Coat Systems, Inc. (formerly CacheFlow Inc.) in January 2001. Mr. West is a director of Cisco Systems, Inc.

Pursuant to the employment agreement between the Company and Carl Bass, the Company has agreed to continue to nominate Mr. Bass to serve as a member of the Company's Board of Directors for as long as he is employed by the Company.

See "Corporate Governance" and "Executive Compensation—Compensation of Directors" below for additional information regarding the Board of Directors.

PROPOSAL TWO

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected Ernst & Young LLP as the independent registered public accounting firm to audit the consolidated financial statements of Autodesk for the fiscal year ending January 31, 2010, and recommends that the stockholders vote for ratification of such appointment. In the event of a negative vote on such ratification, the Audit Committee will reconsider its selection.


Proxy Materials

Ernst & Young LLP has audited our financial statements annually since the fiscal year ended January 31, 1983.

We expect representatives of Ernst & Young LLP to be present at the meeting. They will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

Principal Accounting Fees and Services

The following table presents fees billed for professional audit services and other services rendered to the Company by Ernst & Young LLP for the fiscal years ended January 31, 2009 and 2008.

	Fiscal 2009	Fiscal 2008
Audit Fees(1)	$3,488,376	$3,526,861
Audit-Related Fees	—	—
Tax Fees(2)	1,008,644	824,070
All Other Fees	—	—
Total	$4,497,020	$4,350,931

(1) Audit Fees consisted of fees billed for professional services rendered for the integrated audit of the Company's annual financial statements and management's report on internal controls included in the Company's Annual Reports on Form 10-K and for the review of the financial statements included in the Company's Quarterly Reports on Form 10-Q, as well as services that generally only the Company's independent registered public accountants can reasonably provide, including statutory audits and services rendered in connection with SEC filings. The fiscal year 2008 fees include approximately $0.4 million for audit services related to the Company's voluntary stock option review.

(2) Tax Fees consisted of fees billed for tax compliance, consultation and planning services.

Pre-Approval of Audit and Non-Audit Services

All audit and non-audit services provided by Ernst & Young LLP to the Company must be pre-approved by the Audit Committee. The Audit Committee utilizes the following procedures in pre-approving all audit and non-audit services provided by Ernst & Young LLP. The Audit Committee is presented with a detailed listing of the individual audit and non-audit services and fees (separately describing audit-related services, tax services and other services) expected to be provided by Ernst & Young LLP during the year. Periodically, the Audit Committee is presented with an update of all pre-approved audit and non-audit services conducted and any new audit and non-audit services to be provided by Ernst & Young LLP are updated, if necessary. The Audit Committee reviews the Company's update and approves the services outlined therein if such services are acceptable to the Audit Committee.

To ensure prompt handling of unexpected matters, the Audit Committee delegates to the Chairman of the Audit Committee the authority to amend or modify the list of audit and non-audit services and fees; provided, however, that such additional or amended services may not affect Ernst & Young LLP's independence under applicable SEC rules. The Chairman reports any such action taken to the Audit Committee at subsequent Audit Committee meetings.

PROPOSAL THREE

APPROVAL OF THE 2010 OUTSIDE DIRECTORS' STOCK PLAN

At the Annual Meeting, the stockholders will be asked to approve the Autodesk, Inc. 2010 Outside Directors' Stock Plan (the "Plan"). The Board of Directors adopted the Plan on March 12, 2009, subject to the Plan's approval by the Company's stockholders. If the stockholders approve the Plan, it will become effective on March 16, 2010.

We are requesting that the stockholders approve the Plan which will assist us in attracting and retaining highly qualified individuals to serve as independent directors of Autodesk and to provide an incentive toward increasing the value of Autodesk for its stockholders. The Board of Directors believes that attracting and retaining qualified members has become more challenging in the past few years due to recent changes in the business and regulatory environment. These changes require public companies to have more independent directors on their boards and require their board members to make increasing time commitments. Having a competitive equity incentive program for outside directors is an important factor in recruiting and retaining the high caliber of directors essential to our success. In addition, the Board of Directors believes that equity ownership by directors is important in aligning the interests of management and our stockholders.

The Plan does not have an "evergreen" provision that provides for an automatic increase in the number of the shares available for issuance each year. If stockholders approve the Plan, we currently anticipate that we will not ask stockholders for additional shares for issuance under the Plan prior to the expiration of the Plan in March 2020, depending on business conditions and needs.

The Board of Directors believes that approval of the Plan is in the best interests of Autodesk and its stockholders to provide a competitive equity incentive program that will enable us to continue to recruit and retain the capable directors essential to our long-term success. Approval of the Plan requires the affirmative vote of the holders of a majority of the shares of the Company's common stock that are present in person or by proxy and entitled to vote at the Annual Meeting. Abstentions and broker non-votes will have no effect on the outcome of this vote. Our directors have an interest in this proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE 2010 OUTSIDE DIRECTORS' STOCK PLAN.

Background and Purpose

Autodesk has a well-established policy of providing stock options as a part of compensation to non-employee members of our Board of Directors, as well as requiring directors to take at least a portion of their compensation in the form of restricted stock. The purposes of the Plan are to attract and retain highly skilled individuals as directors of Autodesk and to encourage equity ownership by our directors in order to align their interests with those of our stockholders.

Changes in laws and corporate governance practices over the last several years have narrowed the pool of qualified independent directors, making it more difficult to retain and attract qualified independent directors who possess the requisite financial and business expertise to make valuable contributions to the Board of Directors.

These changes have also increased the time commitment and responsibilities of our directors. In light of competition among companies for directors with appropriate experience, we believe that we need to continue to grant equity awards at our current levels so that we may continue to attract the best available candidates for service as non-employee directors of Autodesk and to acknowledge their increased time commitment and encourage their continued service on the Board of Directors.

Description of the 2010 Outside Directors' Stock Plan

The following paragraphs provide a summary of the principal features of the Plan. This summary does not purport to be complete and is subject to, and is qualified in its entirety by the specific language of the Plan, a copy of which is attached to the end of this Proxy Statement as Appendix A.

General. The purposes of the 2010 Outside Directors' Stock Plan are to attract and retain highly skilled individuals as directors of the Company, to provide additional incentive to the non-employee directors of the Company to serve as directors, and to encourage their continued service on the Board of Directors.

Stock Subject to the Plan. A total of 2,500,000 shares of our common stock will be authorized for issuance under the Plan if it is approved by the stockholders. In addition, up to 500,000 shares available but not previously granted under our current 2000 Directors' Option Plan prior to its expiration may be issued under the Plan. If an award expires or becomes unexercisable for any reason, the unpurchased or forfeited shares that were subject to the award may be returned to the Plan, unless such plan has terminated, and may become available for future grant under the Plan.

Administration. The Plan fixes the timing of award grants, the amount of the award grants, the basis for determining the exercise price of a stock option, and any restrictions on exercise or vesting of the awards, in order to remove any material discretionary element from the Plan. Administration of the Plan, to the extent necessary, will be provided by the Board of Directors or a committee of the Board of Directors. The Plan is structured such that no discretion is exercised by any person concerning material decisions regarding the Plan. However, the Board of Directors has retained the authority to determine the fair market value per share; to construe and interpret the terms of the Plan, as well as options and restricted stock awards granted thereunder; to prescribe, amend and rescind rules and regulations relating to the Plan; to approve forms of agreements for use under the Plan; to authorize any person to execute on behalf of Autodesk any instrument required to effectuate the grant of an option or restricted stock award; to modify or amend each option or restricted stock award (consistent with the terms of the Plan) including the discretionary authority to extend the post-termination exercise of options; and to make all other determinations deemed necessary or advisable for the administration of the Plan. All determinations of the Board of Directors are final, binding and conclusive on all persons having an interest in the Plan or any award.

Eligibility. Awards may be granted under the Plan only to persons who, at the time of grant, are serving as members of the Board of Directors and who are not employees of Autodesk or any parent, subsidiary or other affiliate of Autodesk. As of March 31, 2009, we had eight directors who would be eligible under the Plan.

Stock Options. The Plan provides for the automatic, non-discretionary grant of nonstatutory stock options (referred to herein as "Options") to our non-employee directors.

Upon being elected or appointed to our Board of Directors for the first time, each non-employee director will be granted an Option to purchase 50,000 shares of Common Stock (the "Initial Grant"). Each Initial Grant shall vest and become exercisable in three annual installments of 34 percent, 33 percent and 33 percent, respectively, commencing on the first anniversary of the date of grant and subject to the director continuing to serve on the Board of Directors through each vesting date.

In addition, each non-employee director will be granted an additional Option to purchase 20,000 shares of Common Stock on the date of each annual meeting of stockholders (the "Annual Grant"), provided that such director has served on the Board of Directors for at least six full months prior to that date and remains a member of the Board of Directors on that date. Each Annual Grant currently shall vest and become exercisable on the date of the next annual meeting of stockholders, provided that the director continues to serve on the Board of Directors on that date.

Term of Option; Option Agreement. Options granted under the Plan shall have a term of seven years. Each Option shall be evidenced by a stock option agreement between Autodesk and the director to whom such Option is granted.

Exercise Price; Exercise of Option. The per share exercise price of each Option granted under the Plan shall be 100 percent of the fair market value per share on the date the Option is granted. As long as the Common Stock is traded on The NASDAQ Stock Market LLC (NASDAQ Global Select Market), the fair market value of a share shall be the closing sales price for such stock on the date of grant.

Each Option is exercisable only while the non-employee director remains a director of Autodesk, subject to certain circumstances described below. An Option is exercised by giving written notice of the exercise to Autodesk, specifying the number of full shares to be purchased and tendering payment of the purchase price.

Form of Consideration. The consideration to be paid for the shares to be issued upon exercise of an Option under the Plan may consist of (1) cash, (2) check, (3) other shares of Autodesk's Common Stock which, in the case of the shares acquired upon exercise of an Option, have been beneficially owned for at least six months or which were not acquired directly or indirectly from Autodesk, with a fair market value on the exercise date equal to the aggregate exercise price of the shares being purchased, (4) any combination of the foregoing methods or (5) such other consideration and method of payment to the extent permitted by applicable law.

Rule 16b-3. Options granted to non-employee directors must comply with the applicable provisions of Rule 16b-3 promulgated under the Exchange Act or any successor thereto and shall contain such additional conditions or restrictions as may be required thereunder to qualify for the maximum exemption from Section 16 of the Exchange Act with respect to Plan transactions.

Termination of Status as a Director. If a non-employee director ceases to serve as a director of Autodesk, Options outstanding under the Plan currently may be exercised within seven months after he or she ceases to serve as a director (but not beyond the term of the Option), to the extent such Options were exercisable on the date of termination. However, following a director's qualified retirement from the Board of Directors, such director shall have three years from the date of such retirement (but not beyond the term of the Option) to exercise any Options granted pursuant to the Plan, to the extent that such Options were exercisable on the date of retirement. A qualified retirement occurs when a director has either (i) reached age 62 and served as a director of Autodesk for five years or (ii) served as a director of Autodesk for 10 years.

Disability. If a non-employee director ceases to serve on the Board of Directors due to a total and permanent disability, options outstanding under the Plan may be exercised within 12 months after termination, to the extent that such Options were exercisable at the date of termination.

Death of Optionee. If a non-employee director should die while serving on our Board of Directors, Options may be exercised at any time within 12 months after death, including those Options which had not previously vested.

Termination of Options. No Option is exercisable by any person after the expiration of its term.

Nontransferability. An Option granted under the Plan is nontransferable by the holder other than by will or the laws of descent and distribution and is exercisable during the director's lifetime only by the director, or in the event of the director's death, by the director's estate or by a person who acquires the right to exercise the Option by bequest or inheritance.

No Repricing. The Plan prohibits repricing of Options, including by way of an exchange for another Award, cash or a combination thereof, unless stockholder approval is obtained.

Restricted Stock Awards. The Plan requires that a director receive no less than 50 percent, and at the option of the director up to 100 percent, of a director's annual retainer in the form of restricted stock. With respect to the portion of the annual retainer that is not automatically paid in the form of restricted stock each director may elect to receive some or all of such portion in the form of restricted stock, provided that such election is made on or prior to December 31st of the calendar year preceding the annual meeting of stockholders when such award is made. This election will be irrevocable and will comply with Section 409A of the Internal Revenue Code of 1986, as amended, unless otherwise determined by the Board of Directors. The amount of stock compensation shall be paid at the rate of 120 percent of the cash dollar amount in the form of restricted stock, which shall vest on the date of the next annual meeting of stockholders, subject to continued service on the Company's Board of Directors.

Adjustment Upon Changes in Capitalization or Merger. In the event any change is made in our capitalization, such as a stock split or reverse stock split, appropriate adjustment shall be made to the number of shares subject to each outstanding award, the number of shares authorized for issuance under the Plan, and the purchase price of each Option. The number of Shares issuable pursuant to future Initial Grants or Annual Grants will not be adjusted.

In the event of the proposed dissolution or liquidation of Autodesk, all awards will become fully vested and, in the case of Options, exercisable. To the extent any Options remain unexercised at the time of the dissolution or liquidation, such Options will terminate.

In the event of a sale of all or substantially all of the assets of Autodesk, or the merger of Autodesk with or into another corporation, restricted stock will fully vest and outstanding Options may be assumed or substituted with equivalent options. If the successor corporation does not assume an outstanding Option or substitute for it an equivalent Option, the Option shall become fully vested and exercisable. The Board of Directors shall notify the director that the Option will be exercisable for 30 days from the date of notice, after which period the Option shall terminate.

Term of Plan. The Plan shall be effective for ten years from the date of its original adoption unless earlier terminated pursuant to the provisions of the Plan. The Plan expires in March 2020.

Amendment and Termination of the Plan. The Board of Directors may amend or terminate the Plan at any time in such respects as the Board of Directors may deem advisable; provided that, to the extent necessary to comply with any applicable law or regulation, Autodesk shall obtain stockholder approval of any amendment to the Plan in such a manner and to such a degree as is required. Any amendment or termination of the Plan shall not impair the rights of any participant under Awards already granted without consent, and, in the absence of such consent, such Awards shall remain in full force and effect as if the Plan had not been amended or terminated.

Federal Tax Aspects

The following paragraphs are a summary of the material U.S. federal income tax consequences associated with awards granted under the Plan. The summary is based on existing U.S. laws and regulations, and there can be no assurance that those laws and regulations will not change in the future. The summary does not purport to be complete and does not discuss the tax consequences upon a participant's death, or the provisions of the income tax laws of any municipality, state or foreign country in which the participant may reside. As a result, tax consequences for any particular participant may vary based on individual circumstances.

Nonstatutory Stock Options. No taxable income is recognized when a nonstatutory stock option is granted to a participant with an exercise price equal to the fair market value on the date of grant. Upon exercise, the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the shares on the exercise date over the exercise price. Any taxable income recognized in connection with the exercise of a nonstatutory stock option by an Autodesk employee is compensation subject to tax withholding by Autodesk. Any additional gain or loss recognized upon later disposition of the shares is capital gain or loss, which may be long-term or short-term capital gain or loss depending on the holding period.

Restricted Stock. A participant generally will not have taxable income upon grant of restricted stock. Instead, the participant will recognize ordinary income at the time of vesting equal to the fair market value (on the vesting date) of the shares or cash received minus any amount paid. A participant instead may elect to be taxed at the time of grant.

Tax Effect for Autodesk. Autodesk generally will be entitled to a tax deduction in connection with an award under the Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a nonstatutory stock option).

Participation in the Plan

No awards will be granted under the Plan prior to its approval by our stockholders. See "Executive Compensation—Compensation of Directors" below for additional information regarding awards made to our independent directors during fiscal 2009 under our current 2000 Directors' Option Plan.

Each new non-employee member of the Board of Directors will receive an Initial Grant to purchase 50,000 shares of Common Stock on the date of the first meeting of the Board of Directors at which such person first serves as a director. Each non-employee director will receive an Annual Grant to purchase 20,000 shares of Common Stock on the date of each annual meeting (provided that such director has served on the Board of Directors for at least six full months prior to that date and remains a member of the Board of Directors on that date). In addition, the Plan requires that a director shall receive no less than 50 percent of the value of his or her cash compensation in the form of restricted stock. Autodesk does not have any other current plans, proposals or arrangements to grant Awards under the Plan. None of our executive officers are eligible to participate in the Plan.

CORPORATE GOVERNANCE

Autodesk is committed to the highest standards of corporate ethics and diligent compliance with financial accounting and reporting rules. Our Board of Directors provides independent leadership in the exercise of its responsibilities. Our management oversees a strong system of internal controls and compliance with corporate policies and applicable laws and regulations, and our employees operate in a climate of responsibility, candor and integrity.

Corporate Governance Guidelines and Code of Business Conduct

We believe the highest standards of corporate governance and business conduct are essential to running our business efficiently, serving our stockholders well and maintaining our integrity in the marketplace. For a number of years, we have devoted substantial attention to the subject of corporate governance and have over those years developed Corporate Governance Guidelines (the "Guidelines"). The Guidelines set forth the principles that guide our Board of Directors' exercise of its responsibility to oversee corporate governance, maintain its independence, evaluate its own performance and the performance of our executive officers and set corporate strategy. The Board of Directors first adopted the Guidelines in December 1995 and has refined them from time to time since then. For example, in March 2007, the Board of Directors amended the Guidelines to provide for majority voting in director elections, except for contested elections, and to provide that the Board of Directors would only nominate a director who has submitted his or her resignation in advance of an election, which resignation would be contingent on the failure of such director to receive a majority vote and the acceptance of the Board of Directors of such resignation. In March 2009, the Board of Directors amended the Guidelines to provide for a non-executive Chairman of the Board of Directors. The Guidelines are available on our website at *www.autodesk.com* under "Investors—Corporate Governance."

In addition, we have adopted a Code of Business Conduct for directors and employees and a Code of Ethics for Senior Executive and Financial Officers, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions, to ensure that our business is conducted in a consistently legal and ethical manner. Our current Code of Business Conduct and Code of Ethics for Senior Executive and Financial Officers are available on our website at *www.autodesk.com* under "Investors—Corporate Governance." In September 2007 we amended our Code of Business Conduct. We will post on this section of our website any amendment to our Code of Business Conduct or Code of Ethics for Senior Executive and Financial Officers, as well as any waivers of the Code of Business Conduct or Code of Ethics for Senior Executive and Financial Officers that are required to be disclosed by the rules of the SEC or The Nasdaq Stock Market.

Stock Ownership Guidelines

Our directors and officers are encouraged to be Autodesk stockholders through their participation in our stock option plans. The Board of Directors has established voluntary stock ownership guidelines for our directors and executive officers designed to encourage long-term stock ownership in Autodesk and more closely link their interests with those of our other stockholders. These guidelines provide that, within a four-year period, executive officers should attain an investment position in Autodesk stock equal to a fixed number of shares, depending on the individual's scope of responsibilities, and directors should attain an investment position in Autodesk stock of at least 5,000 shares. The Board of Directors reviews progress against these guidelines annually and updates the stock ownership guidelines, as appropriate. See "Executive Compensation—Compensation Discussion and Analysis" below for additional information regarding the Company's voluntary stock ownership guidelines.

Independence of the Board of Directors

The Board of Directors has determined that, with the exception of Carl Bass, our Chief Executive Officer, President and former Interim Chief Financial Officer, all of its members are "independent directors" as that term is defined in the listing standards of The Nasdaq Stock Market. Such independence definition includes a series of objective tests, including that the director is not an employee of the Company and has not engaged in various types of business dealings with the Company. In addition, as further required by the Nasdaq listing standards, the Board of Directors has made a subjective determination as to each independent director that no relationships exist which, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

The independent directors meet regularly in executive session, without members of management present, as part of the quarterly meeting procedure.

Board Meetings and Board Committees

The Board of Directors held a total of eight meetings (including regularly scheduled and special meetings) during fiscal 2009. No director attended fewer than 75 percent of the total number of meetings of the Board of Directors and committees of which he or she is a member, if any. The Company's Board of Directors currently has three standing committees: an Audit Committee, a Compensation and Human Resources Committee, and a Corporate Governance and Nominating Committee.

Audit Committee

The Audit Committee, which has been established in accordance with Section 3(a)(58)(A) of the Exchange Act, currently consists of directors Charles J. Robel (Chairman), J. Hallam Dawson and Elizabeth A. Nelson, each of whom is "independent" as such term is defined for audit committee members by the listing standards of The Nasdaq Stock Market. The Board of Directors has determined that Mr. Robel, Mr. Dawson and Ms. Nelson are each an "audit committee financial expert" as defined in the rules of the SEC.

The Audit Committee held 13 meetings during fiscal 2009. The Audit Committee has adopted a written charter approved by the Board of Directors, which is available on the Company's website at *www.autodesk.com* under "Investors—Corporate Governance."

See "Report of the Audit Committee of the Board of Directors" below for more information regarding the functions of the Audit Committee.

Compensation and Human Resources Committee

The Compensation and Human Resources Committee currently consists of Crawford W. Beveridge (Chairman), Per-Kristian Halvorsen and Steven M. West, each of whom qualifies as an independent director under the listing standards of The Nasdaq Stock Market.

The Compensation and Human Resources Committee reviews compensation and benefits for our executives and has authority to grant stock options to executive officers and non-executive employees under our stock plans. Because options are granted automatically to non-employee directors under the non-discretionary 2000 Directors' Option Plan, the Compensation and Human Resources Committee consists solely of non-employee directors ineligible to participate in the Company's discretionary employee stock programs. See "Executive Compensation—Compensation Discussion and Analysis" below for a description of Autodesk's processes and procedures for the consideration and determination of executive compensation.

The Compensation and Human Resources Committee held 10 meetings during fiscal 2009. The Compensation and Human Resources Committee has adopted a written charter approved by the Board of Directors, which is available on the Company's website at *www.autodesk.com* under "Investors—Corporate Governance."

On March 12, 2009, on the recommendation of the Corporate Governance and Nominating Committee, the Board of Directors approved the following appointments to the Compensation and Human Resources Committee: Steven M. West (Chairman), Per-Kristian Halvorsen and Sean M. Maloney. These appointments are effective as of June 11, 2009, the date of the Company's 2009 Annual Meeting of Stockholders.

The Compensation Committee Report is included in this proxy statement on page 33.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee currently consists of Per-Kristian Halvorsen (Chairman) and Crawford W. Beveridge, each of whom qualifies as an independent director under the listing standards of The Nasdaq Stock Market.

The Corporate Governance and Nominating Committee is responsible for the development of general criteria regarding the qualifications and selection of board members and recommending candidates for election to the Board of Directors. The Corporate Governance and Nominating Committee is also responsible for developing overall governance guidelines, overseeing the performance of the Board of Directors and reviewing and making recommendations regarding director composition and the mandates of Board of Directors committees. The Corporate Governance and Nominating Committee will consider recommendations of candidates for the Board of Directors submitted by stockholders of the Company; for more information, see "Corporate Governance—Nominating Process for Recommending Candidates for Election to the Board of Directors."

The Corporate Governance and Nominating Committee held three meetings during fiscal 2009. The Corporate Governance and Nominating Committee has adopted a written charter approved by the Board of Directors, which is available on the Company's website at *www.autodesk.com* under "Investors—Corporate Governance."

Lead Director and Non-Executive Chairman

Until June 12, 2008, J. Hallam Dawson served as Lead Director and liaison between management and the other non-employee directors. From June 12, 2008 until March 12, 2009, Crawford W. Beveridge served as the Lead Director and liaison between management and the other non-employee directors. The Lead Director scheduled and chaired meetings of the independent directors. The independent directors (including the Lead Director, if one is then serving) hold a closed session at each regularly scheduled Board of Directors meeting.

Following Carol A. Bartz's resignation as Executive Chairman in February 2009, the Board of Directors approved the appointment of Crawford W. Beveridge as the non-executive Chairman of the Board of Directors on March 12, 2009. The Board of Directors does not anticipate having a Lead Director during Mr. Beveridge's service as non-executive Chairman.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation and Human Resources Committee is or was formerly an officer or employee of Autodesk or any of its subsidiaries. No interlocking relationship exists between any member of our Compensation and Human Resources Committee and the compensation committee of any other Company, nor has any such interlocking relationship existed in the past.

Nominating Process for Recommending Candidates for Election to the Board of Directors

The Corporate Governance and Nominating Committee is responsible for, among other things, determining the criteria for membership on the Board of Directors and recommending candidates for election to the Board of Directors. It is the policy of the Corporate Governance and Nominating Committee to consider recommendations for candidates to the Board of Directors from stockholders. Stockholder recommendations for candidates to the Board of Directors must be directed in writing to Autodesk, Inc., 111 McInnis Parkway, San Rafael, California

94903, Attention: General Counsel, and must include the candidate's name, home and business contact information, detailed biographical data and qualifications, information regarding any relationships between the candidate and the Company within the last three years and evidence of the nominating person's ownership of Company stock.

The Corporate Governance and Nominating Committee's criteria and process for evaluating and identifying the candidates that it selects, or recommends to the full Board of Directors for selection, as director nominees are as follows:

- The Corporate Governance and Nominating Committee regularly reviews the current composition and size of the Board of Directors.
- The Corporate Governance and Nominating Committee oversees an annual evaluation of the performance of the Board of Directors as a whole and evaluates the performance of individual members of the Board of Directors eligible for re-election at the annual meeting of stockholders.
- In its evaluation of director candidates, including the members of the Board of Directors eligible for re-election, the Corporate Governance and Nominating Committee seeks to achieve a balance of knowledge, experience and capability on the Board of Directors and considers (1) the current size and composition of the Board of Directors and the needs of the Board of Directors and the respective committees of the Board of Directors, (2) such factors as issues of character, judgment, diversity, age, expertise, business experience, length of service, independence, other commitments and the like, (3) relationships between directors and the Company's customers and suppliers, and (4) such other factors as the Corporate Governance and Nominating Committee may consider appropriate.
- While the Corporate Governance and Nominating Committee has not established specific minimum qualifications for director candidates, the Corporate Governance and Nominating Committee believes that candidates and nominees must reflect a Board of Directors that is comprised of directors who (1) are predominantly independent, (2) are of high integrity, (3) have broad, business-related knowledge and experience at the policy-making level in business or technology, including their understanding of the software industry and the Company's business in particular, (4) have qualifications that will increase overall Board of Directors effectiveness and (5) meet other requirements as may be required by applicable rules, such as financial literacy or financial expertise with respect to audit committee members.
- With regard to candidates who are properly recommended by stockholders or by other means, the Corporate Governance and Nominating Committee will review the qualifications of any such candidate, which review may, in the Corporate Governance and Nominating Committee's discretion, include interviewing references for the candidate, direct interviews with the candidate, or other actions that the Corporate Governance and Nominating Committee deems necessary or proper.
- In evaluating and identifying candidates, the Corporate Governance and Nominating Committee has the authority to retain and terminate any third party search firm that is used to identify director candidates, and has the authority to approve the fees and retention terms of any search firm.
- The Corporate Governance and Nominating Committee will apply these same principles when evaluating Board of Directors candidates who may be elected initially by the full Board of Directors to fill vacancies or add additional directors prior to the annual meeting of stockholders at which directors are elected.
- After completing its review and evaluation of director candidates, the Corporate Governance and Nominating Committee selects, or recommends to the full Board of Directors for selection, the director nominees.

Attendance at Annual Stockholders Meetings by the Board of Directors

The Company does not have a formal policy regarding attendance by members of the Board of Directors at the Company's annual meeting of stockholders. The Company encourages, but does not require, directors to attend. Eight of our directors attended the Company's 2008 Annual Meeting of Stockholders.

Contacting the Board of Directors

Communications from stockholders to the non-employee directors should be addressed to the non-executive Chairman as follows: Autodesk, Inc., c/o General Counsel, 111 McInnis Parkway, San Rafael, California 94903, Attention: Non-Executive Chairman.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Objective

Our compensation objective is to reward our executive officers for the achievement of the Company's strategic and financial goals and individual performance that ultimately enhance stockholder value. This objective provides the guiding principles for compensation decisions made by the Compensation and Human Resources Committee of the Board of Directors (the "Compensation Committee") for our executive officers. Our compensation objective is intended to effectively attract, retain and motivate the caliber of executive officer who can meaningfully contribute to the success of our Company and demonstrate leadership for our employees.

In practice, we seek to link compensation to performance and to the long-term interests of our stockholders by

- ensuring that our executive team has clear goals and accountability with respect to financial and nonfinancial corporate performance;
- establishing compensation opportunities that are competitive based on prevailing practices for the industry, the stage of our growth, and the dynamic and challenging technology labor markets in which we operate;
- assessing performance against individual goals within the context of certain key metrics of our overall operating results; and
- using incentive plans, which reward increases in the value of our stock, thereby creating value for our stockholders.

Throughout this proxy statement, our Chief Executive Officer, President and Interim Chief Financial Officer; former Executive Chairman; and former Senior Vice President and Chief Financial Officer during fiscal 2009, as well as the other individuals included in the Summary Compensation Table on page 35, are referred to as our "Named Executive Officers." For fiscal 2009, our Named Executive Officers were: Carl Bass, Chief Executive Officer, President and Interim Chief Financial Officer; Carol A. Bartz, former Executive Chairman; Alfred J. Castino, former Senior Vice President and Chief Financial Officer; George M. Bado, Executive Vice President, Sales and Services; and Jan Becker, Senior Vice President, Human Resources and Corporate Real Estate. In August 2008, Mr. Castino resigned from the Company, and in February 2009, Ms. Bartz resigned from the Company. In August 2008, Mr. Bass was appointed Interim Chief Financial Officer. On April 27, 2009, Mark J. Hawkins became Executive Vice President and Chief Financial Officer of the Company, and Mr. Bass resigned from his position as Interim Chief Financial Officer of the Company. The information in this discussion provides perspective and narrative analysis relating to, and should be read along with, the executive compensation tables and discussions contained below, beginning on page 33.

Authority for Executive Compensation Decisions

As of the end of fiscal 2009, the Compensation Committee consisted of three independent, nonemployee directors as defined by the listing standards of The Nasdaq Stock Market: Crawford W. Beveridge (Chairman), Steven M. West and Dr. Per-Kristian Halvorsen. Former Board member Michael J. Fister also served on the Compensation Committee during fiscal 2009 prior to his resignation in June 2008.

The Compensation Committee is responsible for ensuring that our executive officer compensation programs are effectively designed, implemented and administered with sound corporate governance practices and consistent with our overall compensation objective. The Compensation Committee has the authority to approve the objective and structure of our compensation programs for our executives, including Named Executive Officers. The Compensation Committee's charter and additional information about the Compensation Committee are available at *www.autodesk.com* under "Investors—Corporate Governance." The Compensation Committee reassesses this charter annually and recommends any proposed changes to the Board of Directors for approval.

The Compensation Committee annually reviews and approves compensation for our Chief Executive Officer ("CEO"), our Executive Chairman (if one is then serving) and other executive officers. This includes base salaries, cash incentive awards, equity grants, employment agreements, severance arrangements, change in control provisions, as well as any other benefits or compensation arrangements.

In addition, the Board of Directors has delegated to the Compensation Committee authority to grant stock options and other equity grants to Autodesk's executive officers and other employees.

In determining the CEO's and the former Executive Chairman's compensation, the Compensation Committee solicits input from the full Board of Directors before making final decisions.

Role of Company Management in Compensation Decisions

The Compensation Committee sets compensation for our executive officers, including our Named Executive Officers. Certain executives such as our CEO, Senior Vice President of Human Resources, Vice President of Compensation and Benefits, and others from Autodesk's Human Resources, Finance, and Legal organizations may assist and support the Compensation Committee by, for example, developing compensation proposals for Compensation Committee consideration, analyzing competitive compensation information, and providing analyses of the status of compensation programs such as levels of equity ownership and holding value. However, these employees do not have decision-making authority in regards to executive officer compensation, and our CEO is not present during the Compensation Committee's deliberations or voting on his compensation.

Our CEO annually reviews the performance of our Named Executive Officers, other than himself and the former Executive Chairman. Our CEO recommends salary adjustments, incentive awards, promotions, and equity grants for the other Named Executive Officers. The Compensation Committee reviews these recommendations and may modify them in the Compensation Committee's discretion.

In all cases, ultimate discretion for the level, type and mix of executive compensation in total and for each individual executive officer rests with the Compensation Committee.

Use of Outside Consultants

While our Company's management may use consultants to assist in the evaluation of CEO or executive officer compensation, the Compensation Committee has the sole authority to retain and terminate its own compensation consultant as it deems appropriate. The consultant's role is to provide independent, third-party advice to assist the Compensation Committee in evaluating and designing our executive compensation policies and programs. While the consultant reports directly to the Compensation Committee, there is interaction between the consultant and our management team as part of the process of providing executive compensation data to the Compensation Committee. In addition, the consultant and members of our management team discuss overall Company goals and objectives.

The Compensation Committee also has authority to obtain independent advice and assistance from internal or external legal, accounting, or other advisers.

During fiscal 2009, Company management contracted with the following compensation consulting firms to inform and assist the Compensation Committee's decisions on proper level, type and mix of executive compensation by providing benchmark data.

- *Aon's Radford Executive Survey* provided benchmark data and overall practice reports to inform the Compensation Committee's decisions on fiscal 2009 base salaries, incentive awards and equity grants for executive officers.

- *Equilar* provided benchmark compensation information based on a detailed analysis of recently filed proxies from companies in our peer group (see "Benchmarking of Compensation" below). This was an additional source of information used to inform the Compensation Committee's decisions on fiscal 2009 base salaries, incentive awards and equity grants for executive officers.

In addition, the Compensation Committee engaged *Towers Perrin* as its independent executive compensation consultant. During fiscal 2009, Towers Perrin assisted in evaluating the peer group of companies we use to identify competitive compensation trends and levels (see "Benchmarking of Compensation" below) and provided relevant market data, including competitive and best practices.

Benchmarking of Compensation

To ensure that our executive compensation practices, including base salaries, target incentive awards, and equity grants are competitive and advance our compensation objectives, the Compensation Committee uses the independent third-party executive compensation data and services mentioned above. The data and services reviewed by the Compensation Committee provide information on the compensation practices of a group of companies in our industry as well as competitors for executive talent (collectively, our "peer group").

The Compensation Committee uses the compensation information about the pay practices of our peer group and the information provided by the outside compensation consultants identified above to assist it in its decisions about overall compensation, the elements of compensation, the amount of each element of compensation, and relative compensation among our executives.

For fiscal 2009, the companies in our peer group are listed below. These companies all have headquarters located in the San Francisco Bay Area with the exception of BMC Software, with headquarters in Houston, Texas.

Adobe Systems
BEA Systems
BMC Software
Cadence Design
eBay
Electronic Arts
Intuit
Network Appliance
Symantec
Synopsys
Yahoo

Our peer group is reviewed and updated, as necessary, each year to ensure that the comparisons are meaningful. Several factors are considered in selecting our peer group, including industry, products and services offered, revenue level, geographic location, and competitors for executive talent in our labor markets. Our peer group did not change between fiscal 2008 fiscal and fiscal 2009.

Elements of Executive Compensation Programs

Autodesk's executive compensation program has three major components: (1) base salary, (2) short-term cash incentives, and (3) long-term equity incentives. The Company also provides a comprehensive benefits program and, under certain circumstances, termination protection. These programs are designed to attract, retain, and motivate highly effective executives to achieve our business goals and improve stockholder value by linking compensation to our overall strategic and financial performance. Although the amount and mix of each of these three components generally are determined by objective assessment, the Compensation Committee retains and exercises judgment and subjective assessments in its ultimate compensation decisions.

Base Salary

Our base salary component provides fixed annual cash compensation set at a competitive level that recognizes the scope, responsibility, and skills required of the position. Each of our executive positions is assigned to an executive salary grade level and associated pay range based on an internal assessment of each position's impact and scope of responsibility. The midpoints of the salary ranges are developed to reflect the increasing scope of responsibility at progressively higher executive levels and to remain competitive within our peer group. The midpoint of each range generally falls in the middle range of pay for similar jobs within our peer group. In general, executives who are new or less experienced in their role will be paid lower in the range than an executive who has demonstrated proven performance in their role for many years, is highly proficient in the skills required for their role and applies those skills to very high levels of achievement.

We believe that generally targeting the middle range of salary compensation of our peer group keeps our salary compensation competitive and balanced, and provides the Compensation Committee the flexibility to increase compensation in its discretion. Base salary compensation is a reliable source of income for our executives and an important part of retaining our executives, and is not subject to the variability of the short-term cash incentive and long term equity incentive components of our executive compensation programs.

Actual base salaries for executive officers are set annually by the Compensation Committee, typically at its March meeting. Promotion or any appropriate adjustments required during the year may be approved at other quarterly meetings.

In March 2008, the Compensation Committee considered the benchmark analysis of base salary of our peer group and the salary levels of comparable jobs in our peer group, as well as our CEO's assessment of each executive's experience, skills, and performance level. For the positions of CEO and former Executive Chairman, the Compensation Committee consulted the full Board of Directors to conduct a similar assessment of their experience, skills, and performance.

Base salaries paid to our Named Executive Officers for fiscal 2009 increased from fiscal 2008 between approximately 4 percent and 13 percent, with the exception of Mr. Bado and Ms. Bartz. The approximately 4 percent to 13 percent increases were intended to maintain such executives' base salaries at the middle range of comparable executives in our peer group, in accordance with each executive's experience, skills, and performance level, while acknowledging overall performance of each Named Executive Officer. Mr. Bado's base salary for fiscal 2009 was held constant from fiscal 2008; however, his target incentive compensation was increased to reflect the base salary and short-term cash incentive pay mix seen in our peer group. Ms. Bartz's salary as former Executive Chairman was not adjusted since the Compensation Committee determined that her current salary was within the middle range of comparable executives in our peer group.

Starting in February 2009, the Company reduced each of our executive officers' base salaries by 10%, including all of our Named Executive Officers. This action was taken in light of the global economic downturn and as a cost savings measure. This base salary reduction is expected to remain in effect for at least the first six months of fiscal 2010. This action was ratified by the Compensation Committee in March 2009.

Short-term Cash Incentives—Executive Incentive Plan (EIP)

Our EIP is an annual cash incentive plan intended to motivate and reward participants to ensure Autodesk achieves its annual financial and non-financial objectives. This plan places compensation at-risk for employees with awards dependent upon achievement of pre-established annual goals. We use the EIP to drive not only our annual financial performance but also the superior achievement of operational objectives. We have structured our EIP to qualify as deductible "performance-based" compensation within the meaning of Section 162(m) of the Internal Revenue Code.

Elements of the EIP performance criteria may include corporate, business or functional unit and individual management goals. For example, all participants share corporate financial goals focused on annual revenue growth and profitability. In addition, participants responsible for a product division have annual financial goals specific to their division. Finally, all participants also have annual non-financial goals that are specific to their division or function. These goals vary and generally are related to the executive's functional area of responsibility and contributions to our overall fiscal year goals.

The Compensation Committee designates executives eligible to participate in the EIP each year and approves objectives for a mix of revenue growth and non-GAAP operating margin for that year as well as target award amounts for each eligible participant. The achievement of these financial goals determines overall plan funding and awards.

A participant may receive an actual bonus that is larger or smaller than the target award amount, or may receive no bonus whatsoever. The actual award reflects a combination of the target award, our revenue growth and non-GAAP operating margin performance, and an assessment of the individual's performance during the year. The non-GAAP operating margin for fiscal 2009 excluded certain costs, expenses, gains and losses, including equity based compensation expense, amortization of purchased intangibles, in-process research and development expenses, restructuring charges and impairment of goodwill and intangibles charges. We believe that the use of non-GAAP operating margin rather than GAAP operating margin focuses our executives on the on-going operations of our business and encourages long term growth strategies such as acquisitions and in-process research and development investments.

The structure of the EIP separates the funding of the awards from the determination of the actual awards, as described below.

- *Funding for Fiscal 2009 Awards*

  The minimum performance benchmarks for funding EIP awards for fiscal 2009 were revenue growth of at least 6 percent and non-GAAP operating margin of at least 19.5 percent. For fiscal 2009, our financial performance exceeded the minimum funding threshold, and pursuant to the terms of the plan, funding was automatically set at 190 percent of the target award amounts. If this threshold was not met, there would not have been any EIP funding. This full funding mechanism is a consequence of the structure our EIP, which is intended to qualify as deductible "performance-based" compensation within the meaning of Section 162(m) of the Internal Revenue Code.

  After minimum thresholds are met and the EIP is funded at the maximum amount of 190 percent of the target award amounts, the Compensation Committee uses discretion (sometimes referred to as "negative discretion") to determine appropriate award payouts based on actual achievements, rather than simply funding such individual awards at the full 190 percent. An award payout of about 100 percent of target would generally occur when our financial performance achieves our annual operating plan and division and individual performance objectives have been achieved. For purposes of this discussion, the terms funded and funding are used to indicate the amount that may be available in the aggregate under the EIP. The amount that ultimately is paid is discussed below.

- *Target Awards*

Since fiscal 2009 performance thresholds were met, target awards and maximum eligible payouts for our Named Executive Officers under the EIP were each approximately:

Participant	Target EIP (percent of Base Salary)	Maximum EIP (percent of Base Salary)
Carl Bass, Chief Executive Officer, President and Interim Chief Financial Officer	100 percent	190 percent
Carol A. Bartz, former Executive Chairman	Not Applicable	Not Applicable
Alfred J. Castino, former Senior Vice President and Chief Financial Officer	Not Eligible	Not Eligible
George M. Bado, Executive Vice President, Sales and Services	17 percent	32 percent
Jan Becker, Senior Vice President, Human Resources and Corporate Real Estate	60 percent	114 percent

- *Actual Awards to Individuals*

The Compensation Committee is not obligated to fully allocate the total funded amount. For fiscal 2009, a target award was associated with revenue growth of 15 percent and non-GAAP operating margin of approximately 28 percent. The Compensation Committee determines the actual awards based not only on our revenue growth and non-GAAP operating margin, but also on an evaluation of each individual's contributions relative to our results. Our fiscal 2009 revenue growth was approximately 7 percent and our non-GAAP operating margin was approximately 25 percent.

At its March 2009 meeting, the Compensation Committee reviewed our revenue growth and non-GAAP operating margin for fiscal 2009, and reviewed the individual performance of our Named Executive Officers. For fiscal 2009, the Compensation Committee determined that EIP payouts would be made at less than the target amounts as described above. The decision to reduce EIP payouts below the target amounts was made in light of the global economic slowdown and the resulting negative impact on the Company's business and financial results for fiscal 2009, as well as an assessment of individual performance. Accordingly, at its March 2009 meeting, the Compensation Committee approved EIP payouts for Named Executive Officers approximately as follows:

Participant	Approved EIP Payout percent of Base Salary
Carl Bass	86 percent
Carol A. Bartz	Not Applicable
Alfred J. Castino	Not Eligible
George M. Bado	16 percent
Jan Becker	51 percent

Details of these amounts can be found in the "Executive Compensation—Summary Compensation Table and Narrative Disclosure" below. Pursuant to her now terminated employment agreement with Autodesk, Ms. Bartz did not participate in the EIP, and due to his resignation, Mr. Castino was not eligible to participate in the EIP.

Autodesk Sales Compensation Plan

In addition to at-risk compensation under the EIP, Mr. Bado, our Executive Vice President, Sales and Services, has a portion of his targeted cash compensation tied to sales commissions based on achievement of specific revenue and contribution margin objectives. On-Target-Earnings (OTE) is the amount that he will receive if he achieves his annual financial performance objectives, such as his annual quota. OTE consists of two components: base salary and target incentive. For fiscal 2009, his commission-based cash incentive target was set at 71 percent of his base salary. As described earlier, he has an additional cash incentive target of approximately 17 percent of his base salary as a participant in our EIP. Details of the amounts paid to Mr. Bado as sales commissions can be found in the "Executive Compensation—Summary Compensation Table and Narrative Disclosure" below.

Long-term Incentives—Equity-based Compensation

Equity awards provide employees and executives the opportunity to be rewarded for increases in our stock price, which we believe aligns the interests of our employees and executives with those of our stockholders. In fiscal 2009, executive officers were granted a mix of stock options and restricted stock units. Stock options remain our primary equity vehicle and are intended to direct executive attention to the importance of sustained, long-term revenue growth and profitability. Restricted stock units were granted as an additional retention tool to provide compensation to our officers despite the volatility of our stock price. Both stock options and restricted stock units are commonly used equity awards in the software and technology industry, and have become integral components of competitive compensation in our industry. Vesting periods encourage employees and executives to remain with the Company and focus on longer-term results.

In determining actual grants of stock options and restricted stock units to executives, the Compensation Committee considers several factors including the unvested option and restricted stock unit position of each executive, the value of those options and restricted stock units compared to other Company executives, the mix of incentives between options and restricted stock units, competitive pay practices within our peer group and the individual performance of the executive.

The Compensation Committee uses "new hire," "promotion," and "ongoing" stock grant guidelines in determining the appropriate size of grants. The stock grant guidelines reflect the range of typical competitive practices of our peer group. The Compensation Committee has authority to exceed these guidelines within the limits prescribed under the stock plan approved by stockholders. The current plan limits any individual option grant to 1,500,000 shares and any restricted stock grant (including restricted stock units) to 300,000 shares, except grants to individuals in their first fiscal year of service. In that case, the limit is 3,000,000 shares for an option grant, and 600,000 shares for a restricted stock grant (including restricted stock units). In addition, an aggregate of no more than 2,500,000 shares under the current plan may be issued as restricted stock grants (whether as restricted stock or restricted stock units).

At its March 2008 meeting, the Compensation Committee reviewed the factors discussed above and awarded options to the Named Executive Officers based on individual performance and grant values of our peer group for comparable executives. At its June 2008 meeting, the Compensation Committee granted restricted stock units to our executive officers. Please see "Executive Compensation—Grants of Plan-Based Awards in Fiscal 2009," below for grants made to our Named Executive Officers during fiscal 2009.

Although long term incentives through equity awards represented a significant portion of most of our Named Executive Officers' total fiscal 2009 compensation, it represents a variable component of compensation for which full value may not be realized due to stock market conditions, availability of trading windows, vesting conditions, expiration of the awards and the like.

Please see further discussion on page 29 regarding our equity plans and practices.

Pay Mix

In order to focus our executives on achieving superior annual and long-term performance, we have structured our executives' compensation mix so that the majority of their compensation is contingent on achieving or surpassing our annual goals and achieving superior returns for our stockholders.

Total Annual Cash Compensation

Total annual cash compensation is made up of a base salary and the short-term cash incentives described above. The ratio of an executive's base salary and short-term cash incentive target reflects the strong importance that we place on superior performance and achievement. Most of our Named Executive Officers have a significant portion of his or her annual eligible cash compensation contingent on corporate and individual performance.

Total Equity Compensation

In addition, we want our executives focused on long term achievements that build value for our stockholders. Consistent and prolonged appreciation of our stock price and the building of Company market capitalization are key measures of success. We use stock option grants and restricted stock units to align our executives and their efforts with the goals and interests of our stockholders. Because our executives and their decisions and judgment are critical to our long term success, we align the majority of their overall compensation with Company and stockholder value creation.

Actual Pay Mix for Fiscal 2009

For fiscal 2009, the pay mix of our three components of compensation for the Named Executive Officers is shown below. The pay mix generally reflects our objective of providing a large portion of our executives' compensation through long term equity compensation. Naturally, this mix varies depending on a number of factors, including stock price changes, overall Company performance and individual performance. Amounts in the chart below are based on what was paid or granted during fiscal 2009. Base salary is the amount of each Named Executive Officer's annual base salary. Short-term cash incentive is the actual EIP bonus payout and sales commissions in the case of Mr. Bado. Long term equity incentive amounts represent stock-based compensation expense recognized during the fiscal year for financial statement reporting purposes in accordance with FAS 123(R), disregarding an estimate of forfeitures. These amounts do not necessarily correspond to the actual value that will be realized by the Named Executive Officers upon exercise or sale of the awards.

Other than our former Senior Vice President and Chief Financial Officer, the mix between cash compensation and long-term equity compensation for our Named Executive Officers was roughly equal to the mix for fiscal 2008, and reflects that long-term equity incentive compensation constitutes a majority of their overall compensation. For our Named Executive Officers, excluding our former Executive Chairman and former Senior Vice President and Chief Financial Officer, overall cash compensation for fiscal 2009 was weighted in favor of base pay over short-term cash incentives. This mix between fixed base salary and cash incentives is comparable to that for similar positions reviewed in our peer group and reflects a smaller amount paid under our short-term cash incentives, notably our EIP, as compared to last year.

Carol A. Bartz, our former Executive Chairman, was paid a fixed base salary but did not have a target incentive component in her cash compensation. Alfred J. Castino, our former Chief Financial Officer, resigned during fiscal 2009, and consequently was not eligible for short-term cash incentive compensation.



Pay Mix - Annual Compensation
Carl Bass, Chief Executive Officer, President and Interim Chief Financial Officer
Carol A. Bartz, former Executive Chairman
Alfred J. Castino, former Senior Vice President and Chief Financial Officer
George M. Bado, Executive Vice President, Sales and Services
Jan Becker, Senior Vice President, Human Resources and Corporate Real Estate
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
Base Salary
Short-Term Cash Incentives
Long-Term Equity Incentives

Perquisites and Other Benefits

Benefits

We offer a variety of benefits programs to all employees, including executives. The benefits that our executives receive are the same as those of other full time employees in the same geography. For example, in the United States, benefits include medical, vision, dental, employee and dependent life insurance, employee and dependent accidental death and dismemberment insurance, short-term disability, long-term disability, and financial programs such as a 401(k) plan and flexible spending accounts. We also reimburse employees for certain types of relocation expenses.

Nonqualified Deferred Compensation

United States-based executives are eligible to participate in our Nonqualified Deferred Compensation Plan. The plan is designed to allow eligible employees to make pretax contributions through compensation deferrals to the plan and receive tax-deferred investment returns on the contributions similar to the 401(k) plan. This benefit is incremental to the 401(k) plan and is available to a limited group of United States—based senior management employees. The assets of our Nonqualified Deferred Compensation Plan are held in a rabbi trust. Similar to the 401(k) plan, earnings are not guaranteed.

Perquisites

Our former Executive Chairman Carol A. Bartz was provided a personal driver for her business transportation needs through fiscal 2009 and up to her resignation in February 2009. Otherwise, we do not as a general practice provide benefits or special considerations to our executives that we do not provide to other employees.

Equity Granting Practices and Policies

Equity Grant Process

In fiscal 2009, stock options and restricted stock units were the only equity grants made to our executive officers. All equity grants to executive officers are made by the Compensation Committee. Approval of annual stock option grants for executive officers occurred at the Compensation Committee's quarterly meeting in March 2008, and approval of grants of restricted stock units to executive officers occurred at the Compensation Committee's quarterly meeting in June 2008. In March 2009, the Compensation Committee also approved grants of restricted stock units in connection with the Equity Incentive Deferral Plan described below, for EIP awards made in March 2009, relating to fiscal 2009.

Historically, the Compensation Committee has approved equity grants to newly hired executive officers at its first quarterly meeting following the executive's hire date, although the Compensation Committee may also approve equity grants to newly hired executive officers at the Compensation Committee meeting at which the appointment of the new executive officer is approved. The Compensation Committee also approves promotion grants at the Compensation Committee meeting at which the promotion is approved, or at the next quarterly Compensation Committee meeting following the promotion.

Our 2006 Employee Stock Plan expired in March 2008. In November 2007, our stockholders approved the 2008 Employee Stock Plan, which became effective March 21, 2008.

Equity Incentive Deferral Plan

In fiscal 2009, the Compensation Committee approved and adopted the Autodesk, Inc. Equity Incentive Deferral Plan (the "Deferral Plan") in order to encourage our executives to maintain equity ownership in the Company, which we believe aligns the interests of our executives with those of our stockholders. Under the Deferral Plan, eligible company executives, including certain Named Executive Officers, may elect to defer up to 50 percent of their cash incentive award earned under the EIP, and have any such deferred amounts granted in the form of restricted stock units (the "Base RSUs"). The Base RSUs are fully vested as of the date of grant and have a distribution date on or about the third anniversary of the grant date. As an incentive for participating in the Deferral Plan, for every three Base RSUs purchased by a participating executive, the Company issues an additional RSU (the "Premium RSUs"). The Premium RSUs are granted with a vesting date and a distribution date on or about the third anniversary of the grant date.

Executives may make an election to participate in the Deferral Plan no later than six months before the end of the fiscal year in which such services are to be performed.

Equity Grant Policies

Our Board of Directors has established the following policies to govern the granting of equity awards:

- *Limitation on Number of Equity Awards Granted*

For fiscal 2009, the aggregate number of shares underlying equity awards granted under our 2008 Employee Stock Plan was limited to no more than 2.5 percent of our outstanding common stock as of the end of fiscal 2008. The 2.5 percent limitation calculation is based on gross awards and is not net of cancellations. In calculating whether the 2.5 percent limitation had been reached, no equity awards issued in connection with a merger, acquisition, or similar business combination or the appointment of new senior executive officers, such as a chief executive officer, chief financial officer, or chief operating officer, were counted toward the total. In addition, each restricted stock unit granted is counted as two shares toward this limitation. For fiscal 2009, the aggregate number of option grants represented less than 2.5 percent of our common shares outstanding as of January 31, 2009.

Late in fiscal 2009, the Board of Directors raised the fiscal 2010 annual equity award limit from 2.5 percent to 3.5 percent. The Board of Directors took this action in response to the global economic slowdown, which has negatively impacted our financial results and significantly depreciated our stock price. Consequently, we increased the annual equity award limit in an effort to remain competitive in our industry and retain and motivate our key employees in this difficult operating environment.

- *Prohibition Against Stock Option Repricing*

Repricing of stock options in all of our equity plans including our 2006 and 2008 Employee Stock Plans and 2000 Directors' Option Plan is prohibited without stockholder approval. A similar policy was in place for our prior employee stock plan.

- *Nonstatutory Stock and Incentive Stock Options*

In general, we issue only nonstatutory stock options to employees and executives, with the exception of grants to those executive officers subject to the stock ownership guidelines described below. We have limited our use of incentive stock options (ISOs) because of the heavier financial burden they place on the Company. However, because ISOs provide special tax advantages to the recipient if the stock is held for a certain period of time following exercise, we provide ISOs to certain executive officers to facilitate their meeting our stock ownership guidelines discussed below. ISOs are granted to these few individuals only to the extent allowable by applicable Internal Revenue Code limits. Any excess options are nonstatutory stock options.

- *Stock Option Grant Exercise Price*

For fiscal 2009, the exercise price for stock option grants equaled the fair market value of the Company's common stock on the date of grant. This is defined as the closing price quoted on the Nasdaq Global Select Market on the grant date.

- *Stock Grant Vesting and Expiration*

All stock options granted in fiscal 2009 vest according to the nature of the grant and the level of the recipient. All stock options granted to employees in fiscal 2009, expire seven years from the date of grant.

  - *Executive Officer and all other vice president stock option grants* (new hire, promotion and performance grants) have four-year vesting, with one-fourth of the total grant vesting on each grant anniversary date for four years, except for option grants to our former Executive Chairman, Ms. Bartz, which vest over one to four years.
  - *Other non-vice president stock option grants* (key new hire, promotion, performance grants) have three-year vesting, with one-third of the total grant vesting on each grant anniversary date for three years.

- *Standard new hire stock option grants (50 to 100 shares, depending on country)* vest in full on the one-year anniversary of the grant date.

The restricted stock units granted to our executive officers vest in full on or about the third anniversary of the grant date.

Stock Ownership Guidelines for Executive Officers and Prohibition on Hedging

The Board of Directors believes that stock ownership by executive officers is important to tie management to the risks and rewards inherent in stock ownership of the Company. In December 2004, the Board of Directors adopted voluntary guidelines for executive officer stock ownership. These voluntary ownership guidelines provided that for each level of executive officer other than Executive Chairman, a number of shares equal to a multiple of each executive's base salary should be held in our stock. The guideline ownership amounts were to be reached within a four-year period starting in December 2004, and ranged from two to five times base salary.

In fiscal 2009, in response to the significant volatility in our stock price, the Board of Directors modified our stock ownership guidelines such that executive officers are encouraged to hold a fixed number of shares for each level of executive officer rather than a multiple of salary. This change was intended to create certainty for our executives and establish clear guidelines that tie a portion of our executive's net worth to the performance of our stock price.

The current stock ownership guidelines are as follows:

Position	Ownership Guidelines
Executive Chairman	5,000 shares
Chief Executive Officer	100,000 shares
Executive Vice President	30,000 shares
Senior Vice President	15,000 shares

These voluntary stock ownership guidelines are applicable only to those executive officers who are also subject to Section 16 of the Exchange Act. The modifications also extended the period of time during which each executive officer has to comply with these voluntary stock ownership guidelines—executives now have four years from either December 2008 or the promotion to a new, higher-level position, to achieve the recommended levels of stock ownership, whichever is later. The executive can achieve the recommended levels through exercising vested stock options or by purchasing stock either in the open market or through the Employee Stock Purchase Plan. For purposes of achieving the voluntary stock ownership guidelines, both vested and unvested restricted stock and restricted stock units are counted towards the voluntary guidelines. As of the end of our fiscal 2009, Ms. Bartz, Mr. Bado and Ms. Becker had met the voluntary stock ownership guidelines outlined above. Mr. Bass has until December 2012 to meet the voluntary stock ownership guidelines, and as of March 31, 2009, held approximately 94,000 shares that count toward the voluntary stock ownership guidelines. Mr. Castino resigned during fiscal 2009.

Under the Company's insider trading policy, all members of the Board of Directors and executive officers are prohibited from trading put and call options relating to the Company's stock, or in making "short sales" of the Company's stock.

Tax and Accounting Considerations

In designing our compensation programs, we have considered tax and accounting implications, including the following.

- *Accounting for Stock-Based Compensation*—We account for stock-based compensation in accordance with the requirements of FASB Statement 123R. We also take into consideration FASB Statement 123R and other generally accepted accounting principles in determining changes to policies and practices for our stock-based compensation programs.

- *Executive Change in Control Program*—We have structured our Executive Change in Control program so that in the event payment of benefits constitutes a "parachute" payment under Section 280G of the Internal Revenue Code, we will revise and limit the payment so that we do not incur additional tax burden on behalf of the participant. For more information, refer to the "Executive Change in Control Program" section on page 41.
- *Executive Incentive Plan*—The EIP is structured to comply with the requirements of Section 162(m) of Internal Revenue Code, which allow certain payments under the plan to be deductible for federal income tax purposes.
- *Equity Incentive Deferral Plan*—The Equity Incentive Deferral Plan is structured to comply with the requirements of Section 409A of the Internal Revenue Code, which imposes limitations and conditions on nonqualified deferred compensation plans and arrangements, including requirements relating to when amounts under such plans may be made, acceleration of benefits, and the timing of elections under such plans.

Post-Employment Obligations

Employment Agreements

Two of our Named Executive Officers have negotiated employment agreements with the Company: Carl Bass, our Chief Executive Officer, President and Interim Chief Financial Officer, and Carol A. Bartz, our former Executive Chairman. Throughout fiscal 2009, these agreements provided general protection for these individuals in the event of termination without cause or resignation for good reason (including change of control). We believe that in the cases of Mr. Bass and Ms. Bartz, their employment agreements provided a valuable tool to retain their services during fiscal 2009. In the case of Mr. Bass, we believe that the protections afforded to him in the event of a change of control provide us with an increased level of confidence that he will remain with the Company up to and for some period of time after a change of control. This in turn provides continuity in the event of a change in control, which we believe may ultimately enhance stockholder value, and discourages benefits simply for consummating a change in control in the Company. Ms. Bartz's employment agreement provided for certain immediate benefits in the event of a change in control. We believe that this automatic right for Ms. Bartz was appropriate while she was serving as Executive Chairman. Details of the agreements for Mr. Bass and Ms. Bartz can be found beginning on page 41.

Executive Change in Control Program

In March 2006, the Board of Directors approved an amended Executive Change in Control Program, in an effort to ensure the continued service of our key executives in the event of a future change of control of the Company. In December 2008, the Board of Directors approved an amended and restated Executive Change in Control Program which updated the Executive Change in Control Program approved in March 2006 to conform to certain new tax provisions. Each Named Executive Officer, among other employees, participates in the Executive Change in Control Program. Under the terms of this program, if within 12 months of a change of control (as defined below) an executive officer who participates in the program is terminated without cause, or voluntarily resigns his or her employment for good reason, he or she will receive the following:

- An amount equal to the executive officer's annual base compensation and average annual bonus, payable twice monthly over a 12-month period;
- Acceleration of the executive officer's stock options that would have vested within the 12 months following the date of the executive officer's termination or resignation; and
- Continued coverage of medical, dental, and vision insurance until the earlier of 12 months from the date of termination or resignation or when he or she becomes covered under another employer's benefits plan.

If the executive officer is terminated or resigns for any other reason, he or she will receive severance or other benefits only to the extent he or she would be entitled to receive those benefits under our then-existing benefit plans and policies. If the benefits provided under the Executive Change in Control Program constitute parachute payments under Section 280G of the Internal Revenue Code and are subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then such benefits will be either (1) delivered in full or (2) delivered to such lesser extent that would result in no portion of the benefits being subject to the excise tax, whichever results in the receipt of the greatest amount of benefits.

As defined in the Executive Change in Control Program, a "Change in Control" occurs if the Company is sold or merges with another corporation, if an individual acquires 50 percent or more of the total voting power represented by voting securities, or if the composition of the Board of Directors changes substantially.

We believe that the Executive Change in Control Program provides us with a valuable tool to retain the services of our executives and provide us with some increased level of confidence that our executives will remain with the Company for some period of time after a change in control. This in turn provides continuity in the event of a change in control, which we believe may ultimately enhance stockholder value, and discourages benefits simply for consummating a change in control of the Company.

Please see "Executive Compensation—Change in Control Arrangements and Employment Agreements," below for more information regarding potential payments in connection with terminations occurring after a change in control.

Compensation Committee Report

The Compensation and Human Resources Committee of the Board of Directors has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation and Human Resources Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

COMPENSATION AND HUMAN RESOURCES
COMMITTEE OF THE BOARD OF DIRECTORS

Crawford W. Beveridge, Chairman
Per-Kristian Halvorsen
Steven M. West

Summary Compensation Table and Narrative Disclosure

This narrative discussion, as well as the table and footnotes below, provide a summary of our Named Executive Officers' compensation for the fiscal years ended January 31, 2009, 2008 and 2007. The Named Executive Officers are Carl Bass (Chief Executive Officer, President and Interim Chief Financial Officer), Alfred J. Castino (former Senior Vice President and Chief Financial Officer), and the next three most highly compensated individuals who were serving as executive officers of Autodesk on January 31, 2009, the last day of our most recent fiscal year. Our Named Executive Officers in fiscal 2009, 2008 and 2007 were the same. For information on our compensation objectives, see the discussion under the heading "Compensation Discussion and Analysis."

Salary—Named Executive Officers are paid a salary which reflects the dollar value of cash base salary earned by each executive during the relevant fiscal year. We did not provide equity or other non-cash items to our Named Executive Officers as salary compensation during fiscal 2009, 2008 or 2007.

Stock Awards and Option Awards—The value of restricted stock unit awards and option awards included in the "Stock Awards" and "Option Awards" columns of the following table represents the stock-based compensation expense recognized during the relevant fiscal year for financial statement reporting purposes in accordance with FAS 123(R), disregarding an estimate of forfeitures related to service-based vesting conditions. The assumptions used in the valuation of these awards are set forth in Note 1, "Business and Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements in our fiscal year 2009 Annual Report on Form 10-K filed on March 20, 2009. These amounts do not correspond to the actual value that will be realized by the Named Executive Officers upon the vesting of restricted stock units, the exercise of stock options, or the sale of the common stock underlying such awards.

Non-Equity Incentive Plan Compensation—Non-equity incentive plan compensation represents (1) amounts earned for services performed during the relevant fiscal year pursuant to our Executive Incentive Plan for all executives shown except for Mr. Bado, and (2) amounts earned for services performed by Mr. Bado pursuant to Autodesk's Executive Incentive Plan and for sales commissions and sales bonus earned, as shown below. Amounts earned under our Executive Incentive Plan are paid in cash unless a participant elects to defer a portion of the earned amount as restricted stock; see note (e) below and "Compensation Discussion and Analysis—Perquisites and Other Benefits," above for more information on these deferrals. The amounts shown in the table below reflect the total cash amounts awarded, regardless of a participant's decision to defer a portion of the awarded amount as restricted stock. Amounts awarded under the Executive Incentive Plan are awarded and payable in the first quarter of the following fiscal year.

All Other Compensation—This column represents all other compensation for the relevant fiscal year not reported in the previous columns, such as payment of insurance premiums, reimbursement of certain tax expenses, personal gifts and related tax gross ups, resort travel and lodging, temporary housing expenses, Autodesk's matching contributions to pre-tax savings plans, and transportation expenses. Except as disclosed below, items included in this category do not exceed the greater of $25,000 or 10 percent of the total amount of perquisites received by such Named Executive Officer.

The Summary Compensation Table below presents information concerning the total compensation of our Named Executive Officers for the fiscal years ended January 31, 2009, 2008 and 2007.

Name and Principal Position	Fiscal Year	Salary ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($) (e)	All Other Compensation ($)	Total ($)
Carl Bass, Chief Executive Officer, President and Interim Chief Financial Officer (a)	2009	883,333	307,348	6,137,984	775,000	4,078	8,107,743
	2008	783,333	—	5,381,813	800,000	22,415	6,987,561
	2007	643,750	—	4,435,427	1,000,000	3,500	6,082,677
Carol A. Bartz, former Executive Chairman (a) (b)	2009	500,000	—	2,486,044	—	4,998	2,991,042
	2008	500,000	—	3,954,383	—	38,368	4,492,751
	2007	612,500	—	4,265,610	—	1,181,886	6,059,996
Alfred J. Castino, former Senior Vice President and Chief Financial Officer (c)	2009	240,114	—	(968,724)	—	2,052	(726,558)
	2008	395,000	—	926,604	275,000	4,053	1,600,657
	2007	366,667	—	935,551	278,000	4,015	1,584,233
George M. Bado, Executive Vice President, Sales and Services (d)	2009	480,000	80,881	960,519	390,439	230,500	2,142,339
	2008	480,000	—	871,544	414,297	473,957	2,239,798
	2007	360,000	—	997,814	245,296	28,635	1,631,745
Jan Becker, Senior Vice President, Human Resources and Corporate Real Estate	2009	316,578	60,661	814,745	175,000	3,675	1,370,659
	2008	302,501	—	878,787	240,000	18,684	1,439,972
	2007	307,500	—	844,917	233,000	3,563	1,388,980

(a) Mr. Bass became Chief Executive Officer and President on May 1, 2006. Immediately prior to becoming CEO, Mr. Bass was Chief Operating Officer. On August 14, 2008, Mr. Bass was appointed as Interim Chief Financial Officer. Ms. Bartz resigned as Chief Executive Officer and President, and became Executive Chairman effective April 30, 2006. Ms. Bartz resigned as Executive Chairman effective February 17, 2009.

(b) During fiscal 2008, Ms. Bartz's other compensation included reimbursement for organization dues of $16,039 plus a tax gross-up of $13,526. During fiscal 2007, Ms. Bartz's other compensation included post-employment health and dental benefits with an actuarially determined present value of $631,986 plus a $421,324 tax gross-up, and a Company gift for appreciation of years of service as CEO costing $67,500 plus an associated $33,889 tax gross-up.

(c) Mr. Castino resigned as Senior Vice President and Chief Financial Officer effective August 1, 2008; his resignation made him ineligible to receive compensation under our fiscal 2009 Executive Incentive Plan. Pursuant to Securities and Exchange Commission regulations, the negative amount shown for Mr. Castino's fiscal 2009 Option Awards is due to the reversal of stock option expense recognized in prior years related to unvested stock options forfeited by Mr. Castino in fiscal 2009 as a result of his resignation.

(d) Mr. Bado's Non-Equity Incentive Plan Compensation consists of amounts earned pursuant to our Executive Incentive Plan and sales commissions and sales bonus earned during fiscal 2009, 2008 and 2007, respectively, as shown below. Sales bonus and commissions are paid quarterly for the previous quarter's bonus and commissions earned.

	Fiscal 2009	Fiscal 2008	Fiscal 2007
Executive Incentive Plan	$ 75,000	$ 80,000	$ 60,000
Sales commissions	275,439	298,297	155,296
Sales bonus	40,000	36,000	30,000
Total	$390,439	$414,297	$245,296

During fiscal 2009, Mr. Bado's other compensation included reimbursement of taxes, interest and penalties incurred by Mr. Bado in relation to Section 409A costs of $117,827 plus a $103,444 tax gross-up. During fiscal 2008, Mr. Bado's other compensation included reimbursement of taxes, interest and penalties incurred by Mr. Bado in relation to Section 409A costs of $146,286 plus a $128,430 tax gross-up, a $127,075 bonus paid to Mr. Bado for the increase in the exercise price of his options in connection with our 2007 voluntary review of historical stock option granting practices, reimbursement of temporary housing costs of $25,000 plus an associated $13,911 tax gross-up and reimbursement for organization dues of $15,771 plus a tax gross-up of $13,300.

(e) Under the terms of our Equity Incentive Deferral Plan, participants may elect to defer up to fifty percent of their Executive Incentive Plan award in a given plan year. The deferred amount of such award will be settled with restricted stock units granted to the participant. For detailed information on the Equity Incentive Deferral Plan, see "Compensation Discussion and Analysis—Perquisites and Other Benefits," above. For detailed information on fiscal 2009 deferrals, see note (b) to "Grants of Plan-Based Awards in Fiscal 2009" below.

Grants of Plan-Based Awards in Fiscal 2009

Grants of plan-based awards reflect grants made to our Named Executive Officers under our non-equity incentive plans and equity compensation plans during fiscal 2009.

The following table includes amounts payable under our Executive Incentive Plan for performance during fiscal 2009. The actual amounts awarded under our Executive Incentive Plan for fiscal 2009 were determined by the Compensation Committee in March 2009 and are reflected in the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table and Narrative Disclosure" above. As described in "Compensation Discussion and Analysis—Perquisites and Other Benefits," above, our Equity Incentive Deferral Plan permits participants to elect to defer up to fifty percent of their Executive Incentive Plan award in a given plan year. Any such deferrals are reflected in footnote (b) following the table below.

Amounts included for restricted stock units and options granted under the 2008 Employee Stock Plan during fiscal 2009 are not tied to performance against a specific plan, but have values that are tied to the price of our stock. Restricted stock unit awards granted under the 2008 Employee Stock Plan shown in the column entitled "All Other Stock Awards" fully vest on the third anniversary of the grant date. Options granted under the 2008 Employee Stock Plan shown in the column entitled "All Other Option Awards" vest over a four year period at a rate of 25 percent per year. See "Change in Control Arrangements and Employment Agreements" below for a further description of certain terms relating to these awards. Awards made under our Equity Incentive Plan and the stock-based compensation expense from our 2008 Employee Stock Plan are included in the Summary Compensation Table above, and do not constitute additional compensation from the amounts included in the Summary Compensation Table.

See "Compensation Discussion and Analysis" above for further discussion of the role of plan based and other awards in our overall executive compensation program.

The following table presents information concerning grants of plan-based awards to each of the Named Executive Officers during the fiscal year ended January 31, 2009:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (a), (b)			All Other Stock Awards: Number of Shares of Stock (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock Awards and Option Awards ($) (c)
		Threshold ($)	Target ($)	Maximum ($)				
Carl Bass	6/12/2008	$—	$ —	$ —	38,000	—	$ —	$1,447,040
	3/13/2008	—	—	—	—	400,000	34.53	4,466,280
	3/12/2008	—	900,000	1,710,000	—	—	—	—
Carol A. Bartz (d)	3/13/2008	—	—	—	—	30,000	34.53	275,481
Alfred J. Castino	3/12/2008	—	249,000	473,100	—	45,000	32.90	478,737
George M. Bado	6/12/2008		—	—	10,000	—	—	380,800
	3/12/2008	—	420,000	N/A	—	65,000	32.90	691,509
Jan Becker	6/12/2008	—	—	—	7,500	—	—	285,600
	3/12/2008	—	204,000	387,600	—	45,000	32.90	478,737

(a) Reflects target and maximum dollar amounts payable under the Executive Incentive Plan for performance during fiscal 2009, as described in "Compensation Discussion and Analysis – Elements of Executive Compensation Programs." "Threshold" refers to the minimum amount payable for a certain level of performance; "Target" refers to the amount payable if specified performance targets are reached; and "Maximum" refers to the maximum payout possible. Mr. Bado's amount in the "Target" column includes a fiscal 2009 target Executive Incentive Plan award of $80,000, target commissions of $300,000 and target sales bonus of $40,000. Mr. Bado's maximum Executive Incentive Plan award is $152,000, or 190 percent of his target award; his maximum sales bonus is $80,000, or 200% of his target bonus. Commissions do not have a preset maximum limit. Mr. Castino's amounts in the "Target" and "Maximum" columns represent amounts potentially payable to him; however, because he resigned during fiscal 2009 he was ineligible to receive an award under the fiscal 2009 Executive Incentive Plan.

(b) Under the terms of our Equity Incentive Deferral Plan, participants have the ability to defer a portion (up to fifty percent) of their Executive Incentive Plan award as restricted stock units. The number of shares of stock underlying restricted stock units granted for the deferred portion of the participant's Executive Incentive Plan award ("base RSUs") is determined by dividing the amount of cash bonus deferred by the closing price of our common shares on the grant date. These base RSUs are fully vested upon grant. In addition, participants who have elected to defer a portion of their Executive Incentive Plan award as restricted stock units receive an additional grant of restricted stock units ("premium RSUs") at a rate of one share of premium RSUs for each three shares of base RSUs granted. These premium RSUs fully vest on the third anniversary of the grant date. The actual amounts awarded under our Executive Incentive Plan for fiscal 2009 were determined by the Compensation Committee on March 12, 2009 and are reflected in the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table and Narrative Disclosure" above. The table below reflects each Named Executive Officer's decision to defer a portion of their Executive Incentive Plan award under our Equity Incentive Deferral Plan and the resulting grants of restricted stock units. The stock awards shown below reflect a closing price of our common stock on the grant date of $12.74.

	Cash ($)	Stock - Base RSUs (#)	Stock - Premium RSUs (#)	Percent Deferred
Carl Bass	$775,000	—	—	0%
Carol A. Bartz	----------- Not Applicable -----------			
Alfred J. Castino	------------ Not Eligible ------------			
George M. Bado	37,500	2,943	981	50%
Jan Becker	131,250	3,434	1,144	25%

(c) Reflects the grant date fair value of each equity award, excluding an estimate of forfeitures related to service-based vesting conditions, computed in accordance with FAS 123(R). The assumptions used in the valuation of these awards are set forth in Note 1, "Business and Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K filed on March 20, 2009. These amounts do not correspond to the actual value that will be realized by the Named Executive Officers upon the vesting of restricted stock units, the exercise of stock options, or the sale of the common stock underlying such awards. All of Mr. Castino's unvested option awards, including the option awards granted in fiscal 2009 that are shown in this table, were forfeited due to his resignation on August 1, 2008.

(d) When Ms. Bartz entered into her employment agreement in January 2007, she voluntarily agreed to receive no Executive Incentive Plan award.

Outstanding Equity Awards at 2009 Fiscal Year End

The following table presents information concerning unexercised options and unvested restricted stock unit awards for each Named Executive Officer outstanding as of January 31, 2009. This table includes options and restricted stock units granted under the 2008 Employee Stock Plan, the 2006 Employee Stock Plan and the 1996 Stock Plan. Unless otherwise indicated, all options granted to Named Executive Officers vest at the rate of 25 percent per year over the first four years of the option term. All restricted stock unit awards shown below fully vest on the third anniversary of the grant date. The amount recognized for financial statement reporting purposes under FAS 123(R), disregarding any estimates of forfeitures related to service based vesting conditions, is included in the Fiscal 2009 Summary Compensation Table above.

	Option Awards					Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)	Market Value of Shares of Stock That Have Not Vested ($) (a)
Carl Bass	3/18/2004	125,000	—	$14.40	3/18/2014	—	$ —
	6/28/2004	150,000	—	20.69	6/28/2014	—	—
	3/10/2005	156,250	62,500	30.15	3/10/2012	—	—
	3/9/2006	375,000	375,000	38.00	3/9/2012	—	—
	6/14/2007	93,750	281,250	45.29	6/14/2013	—	—
	3/13/2008	—	400,000	34.53	3/13/2014	—	—
	6/12/2008	—	—	—	—	38,000	629,280
Carol A. Bartz	3/8/2002	67,332	—	11.00	3/8/2012(d)	—	—
	3/18/2004	993,056	—	14.40	3/18/2014(d)	—	—
	3/10/2005	95,000	125,000	30.15	3/10/2012(d)	—	—
	6/14/2007	25,000	25,000(b)	45.29	6/14/2013(d)	—	—
	3/13/2008	—	30,000(c)	34.53	3/13/2014(d)	—	—
Alfred J. Castino	3/12/2008	—	41,960	32.90	2/1/2009(e)	—	—
	6/14/2007	12,500	35,293	45.29	2/1/2009(e)	—	—
George M. Bado	3/10/2005	22,500	22,500	30.15	3/10/2012	—	—
	3/9/2006	22,500	22,500	38.00	3/9/2012	—	—
	6/14/2007	21,250	63,750	45.29	6/14/2013	—	—
	3/12/2008	—	65,000	32.90	3/12/2014		
	6/12/2008	—	—	—	—	10,000	165,600
Jan Becker	3/8/2002	50,000	—	11.00	3/8/2012	—	—
	3/13/2003	30,000	—	7.37	3/13/2013	—	—
	9/25/2003	20,000	—	8.73	9/25/2013	—	—
	3/18/2004	50,000	—	14.40	3/18/2014	—	—
	3/10/2005	27,500	22,500	30.15	3/10/2012	—	—
	3/9/2006	27,500	27,500	38.00	3/9/2012	—	—
	6/14/2007	12,500	37,500	45.29	6/14/2013	—	—
	3/12/2008	—	45,000	32.90	3/12/2014		
	6/12/2008	—	—	—	—	7,500	124,200

(a) Market value of restricted stock units that have not vested is computed by multiplying (i) $16.56, the closing price on the NASDAQ Global Select Market of Autodesk common stock on January 31, 2009, the last business day of fiscal 2009, by (ii) the number of shares of stock underlying restricted stock unit awards.

(b) Options vest at a rate of 50 percent per year on the anniversary of each of the first two years from the grant date.

(c) Options vest 100 percent on the one year anniversary of the grant date.
(d) Due to Ms. Bartz's resignation on February 17, 2009, these options will expire six months from her resignation.
(e) Options expired six months from August 1, 2008, Mr. Castino's date of resignation.

Option Exercises and Stock Vested at 2009 Fiscal Year End

The following table presents certain information concerning the exercise of options by each of the Named Executive Officers during the fiscal year ended January 31, 2009. Although we have granted restricted stock unit awards to Named Executive Officers, no such awards vested during the fiscal year ended January 31, 2009.

	Option Awards	
Name of Executive Officer	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($) (a)**
Carl Bass	142,721	$ 3,935,500
Carol A. Bartz	637,858	15,266,490
Alfred J. Castino	172,172	2,445,298
George M. Bado	30,654	678,982
Jan Becker	912	4,700

(a) Reflects the difference between (i) the market price of Autodesk Common Stock at the time of exercise on the exercise date and (ii) the exercise price of the option.

Nonqualified Deferred Compensation for Fiscal Year 2009

Under our Nonqualified Deferred Compensation Plan, certain executives (including Named Executive Officers) may defer compensation earned as salary, commissions or awards under the Executive Incentive Plan. Deferral elections are made by eligible executives each year during an "open enrollment" period for amounts to be earned in the following year. An executive may defer all or a portion of his or her annual salary, commissions and Executive Incentive Plan awards under this plan. The Company does not make any contribution for executives under the Nonqualified Deferred Compensation Plan. In fiscal 2009, we adopted our Equity Incentive Deferral Plan, which permits certain executive officers to defer up to 50 percent of their Executive Incentive Plan award. The Equity Incentive Deferral Plan is available for deferral of awards paid during or after fiscal 2010.

The following table presents information regarding non-qualified deferred compensation activity for each listed officer during the fiscal year ended January 31, 2009.

Name	Executive Contributions in Last Fiscal Year ($) (a)	Aggregate Earnings/ (Losses) in Last Fiscal Year ($) (b)	Aggregate Withdrawals/ Distributions ($) (c)	Aggregate Balance at Last Fiscal Year End ($)
Carl Bass	$ —	$ —	$ —	$ —
Carol A. Bartz	437,842	(4,588,015)	(658,963)	5,117,208
Alfred J. Castino	—	—	—	—
George M. Bado	—	(175,929)	—	552,882
Jan Becker	—	(192,330)	—	1,229,244

(a) Contributions in this column for Ms. Bartz include $35,416, which is reported as fiscal year 2009 salary in the Summary Compensation Table, and $402,426, which is reported as fiscal year 2008 salary in the Summary Compensation Table.
(b) None of the earnings or losses in this column is reflected in the Fiscal 2009 Summary Compensation Table because they are not considered preferential or above market.
(c) Reflects a voluntary distribution during fiscal 2009 of salary and non-equity incentive plan compensation contributed to the non-qualified deferred compensation plan in previous years.

Change in Control Arrangements and Employment Agreements

In an effort to ensure the continued service of our key executives in the event of a change in control, each of our current executive officers, among other employees, participate in an amended and restated Executive Change in Control Program (the "Program") that was approved by the Board of Directors in March 2006 and amended in December 2008. In addition, Mr. Bass and Ms. Bartz have change in control provisions in their respective employment agreements, as noted below.

Executive Change in Control Program

Under the terms of the Executive Change in Control Program, if, within twelve months of a change in control, an executive officer who participates in the Program is terminated without cause, or voluntarily terminates their employment for good reason, as cause and good reason are defined in the Program, the executive officer will receive, following execution of a release and one-year non competition agreement:

- An amount equal to the executive officer's annual base compensation and average annual bonus, payable twice monthly over a 12 month period;
- The acceleration of the executive officer's stock options that would have vested within the 12 months following the date of the executive officer's termination; and
- Continued coverage of medical, dental and vision insurance until the earlier of 12 months from the date of termination or when the executive officer becomes covered under another employer's employee benefit plans.

If the executive officer is terminated for any other reason, they will receive severance or other benefits only to the extent that they would be entitled to receive under our then-existing benefit plans and policies. If the benefits provided under the Program constitute parachute payments under Section 280G of the Internal Revenue Code and are subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then such benefits will be (1) delivered in full, or (2) delivered to such lesser extent that would result in no portion of the benefits being subject to the excise tax, whichever amount results in the receipt of the greatest amount of benefits.

Employment Agreement with Carl Bass

In December 2008, the Company entered into an amended and restated employment agreement with Carl Bass that provides for, among other things, certain payments and benefits to be provided to Mr. Bass in the event his employment is terminated without "cause" or he resigns for "good reason," including in connection with a "change of control" of the Company, as each such term is defined in Mr. Bass's employment agreement.

In the event Mr. Bass's employment is terminated by the Company without cause or if Mr. Bass resigns for good reason, and such termination is not in connection with a change of control, Mr. Bass will receive (i) payment of 200 percent of his then current base salary for 12 months, (ii) accelerated vesting for 12 months of his then outstanding, unvested equity awards (other than awards that vest based on performance), (iii) a period of not less than 6 months to exercise any vested stock options that were granted to Mr. Bass on or after the date he entered into his amended and restated employment agreement, and (iv) reimbursement for premiums paid for continued health benefits for Mr. Bass and his eligible dependents until the earlier of 12 months following termination or the date Mr. Bass becomes covered under similar health plans. In addition, Mr. Bass is subject to non-solicitation and non-competition covenants for 12 months following a termination that gives rise to the severance benefits discussed above.

If, in connection with a change of control, Mr. Bass's employment is terminated by the Company without cause or if Mr. Bass resigns for good reason, Mr. Bass will receive (i) a lump sum payment in an amount equal to 200 percent of his then current annual base salary, (ii) accelerated vesting for 24 months of his then outstanding, unvested equity awards (other than awards that vest based on performance), (iii) a period of not less than 6 months to exercise any vested stock options that were granted to Mr. Bass on or after the date of his amended and restated employment agreement, and (iv) reimbursement for premiums paid for continued health benefits for Mr. Bass and his eligible dependents until the earlier of 12 months following termination or the date Mr. Bass becomes covered under similar health plans.

Employment Agreement with Carol A. Bartz

On February 17, 2009, Carol A. Bartz resigned as our Executive Chairman and as a member of our Board of Directors. Ms. Bartz's resignation was due to her having accepted a position as the Chief Executive Officer of Yahoo! Inc. and was not for "good reason," as such term is defined in her employment agreement. As such, in connection with her resignation, no payments were made or are payable to Ms. Bartz under the terms of her employment agreement. The following paragraphs describe the amounts which would have been payable to Ms. Bartz under certain circumstances as of the end of our 2009 fiscal year on January 31, 2009, prior to her resignation.

In January 2007, the Company entered into an employment agreement with Ms. Bartz which provided for, among other things, certain payments and benefits to have been provided to Ms. Bartz upon a "change of control" of the Company or in the event her employment was terminated without "cause" or she resigned for "good reason," as each such term is defined in Ms. Bartz's employment agreement. In addition, at the end of Ms. Bartz's employment with the Company, Ms. Bartz and her eligible dependents would have been eligible to receive continued health care coverage as follows: (i) if Ms. Bartz had validly elected to continue coverage under COBRA, the Company would have reimbursed Ms. Bartz for premiums paid for a period of 12 months; (ii) after Ms. Bartz's coverage under COBRA ended and prior to Ms. Bartz having reached the age of 65, the Company would have paid premiums for insurance that provided health and dental benefits substantially comparable to those provided under the Company's health plans, and in addition would have paid for a primary physician under a concierge plan and a medical advocacy service to assist in processing claims; and (iii) after Ms. Bartz having reached the age of 65, Medicare would become the primary health care provider, provided that the Company would have paid the cost of a supplemental insurance to maintain the same level of health coverage specified in (ii) above and would have continued to pay the cost of a primary physician under a concierge plan and a medical advocacy service to assist in processing claims. Such coverage would have ended upon Ms. Bartz's death or Ms. Bartz having become eligible under another employer's health plan, provided that, if there had been no termination of coverage at the time of Ms. Bartz's death, coverage would have continued to have been provided to Ms. Bartz's spouse to the extent reasonably possible. The continued health care coverage would have been subject to Ms. Bartz having signed and not revoked a separation and release of claims and having abided by the terms of a non-competition and non-solicitation agreement for 12 months.

In the event that Ms. Bartz's employment had been terminated by the Company without cause or if Ms. Bartz had resigned for good reason, Ms. Bartz would have been eligible to receive (i) the continued health care coverage discussed above, and (ii) immediate vesting of all outstanding, unvested stock options. Had there been a change of control of the Company, Ms. Bartz would have been eligible to receive (i) immediate vesting of all outstanding, unvested stock options, and (ii) any additional benefits described in the Company's Executive Change in Control Program. Such severance benefits would have been subject to Ms. Bartz having signed and not revoked a separation and release of claims and having abided by the terms of a non-solicitation agreement for 12 months.

In addition, in the event that Ms. Bartz's employment had terminated due to death or disability, then Ms. Bartz would have been eligible to receive immediate vesting of all outstanding, unvested stock options.

Potential Payments Upon Termination or Change in Control

The tables below list the estimated amount of compensation payable to each of the Named Executive Officers in the event of voluntary termination, involuntary not-for-cause termination, for cause termination, termination following a change in control and termination in the event of disability or death of the executive. The amounts shown assume that such termination was effective as of January 31, 2009, and include amounts earned through such time for all components of compensation, benefits and perquisites payable under the Executive Change in Control Program. Amounts for Mr. Bass and Ms. Bartz also include certain items specified in their employment agreements, discussed above. Estimated amounts for share-based compensation are based on the closing price of our common stock on the Nasdaq Global Select Market as of January 31, 2009, which was $16.56 per share. The actual amounts to be paid out can only be determined at the time of such executive's separation from the Company.

Carl Bass:

Executive Benefits and Payments	Voluntary Termination on 1/31/2009 ($)	Involuntary Not For Cause or Voluntary for Good Reason (Except Change in Control) Termination on 1/31/2009 ($)	For Cause Termination on 1/31/2009 ($)	Involuntary Not For Cause or Voluntary For Good Reason (Change in Control) Termination on 1/31/2009 ($)	Disability on 1/31/2009 ($)	Death on 1/31/2009 ($)
Compensation:						
Base Salary(1)	$ —	$1,800,000	$ —	$1,800,000	$ —	$ —
Executive Incentive Plan (EIP)(2)	775,000	775,000	775,000	775,000	775,000	775,000
Stock Options(3)	—	—	—	—	—	—
Benefits and perquisites:						
Health Insurance(4)	—	17,500	—	17,500	—	—
Disability Income(5)	—	—	—	—	2,567,545	—
Accidental Death or Dismemberment(6)	—	—	—	—	—	—
Life Insurance (7)	—	—	—	—	—	1,500,000
Accrued Vacation Pay	79,615	79,615	79,615	79,615	79,615	79,615
Total Executive Benefits and Payments Upon Separation	$854,615	$2,672,115	$854,615	$2,672,115	$3,422,160	$2,354,615

Proxy Materials

Carol A. Bartz:

Executive Benefits and Payments	Voluntary Termination on 1/31/2009 ($)	Involuntary Not For Cause or Voluntary For Good Reason (Except Change in Control) Termination on 1/31/2009 ($)	For Cause Termination on 1/31/2009 ($)	Change in Control Without Termination on 1/31/2009 ($)	Involuntary Not For Cause or Voluntary For Good Reason (Change in Control) Termination on 1/31/2009 ($)	Disability on 1/31/2009 ($)	Death on 1/31/2009 ($)
Compensation:							
Base Salary(1)	$ —	$ —	$ —	$—	$ 500,000	$ —	$ —
Executive Incentive Plan (EIP)(2)	—	—	—	—	—	—	—
Stock Options(3)	—	—	—	—	—	—	—
Benefits and perquisites:							
Health Insurance(4)	957,265	957,265	957,265	—	957,265	957,265	266,915
Disability Income(5)	—	—	—	—	—	1,107,577	—
Accidental Death or Dismemberment(6)	—	—	—	—	—	500,000	500,000
Life Insurance(7)	—	—	—	—	—	—	1,000,000
Accrued Vacation Pay	84,766	84,766	84,766	—	84,766	84,766	84,766
Total Executive Benefits and Payments Upon Separation	$1,042,031	$1,042,031	$1,042,031	$—	$1,542,031	$2,649,608	$1,851,681

Alfred J. Castino (9):

Executive Benefits and Payments	Voluntary Termination on 8/1/2008 ($)
Compensation:	
Base Salary	$ 1,596
Executive Incentive Plan (EIP)	—
Stock Options	—
Benefits and perquisites:	
Health Insurance	—
Disability Income	7
Accidental Death or Dismemberment	—
Life Insurance	124
Other	19
Accrued Vacation Pay	33,518
Total Executive Benefits and Payments Upon Separation	$35,264

George M. Bado:

Executive Benefits and Payments	Voluntary Termination on 1/31/2009 ($)	Involuntary Not For Cause or Voluntary for Good Reason (Except Change in Control) Termination on 1/31/2009 ($)	For Cause Termination on 1/31/2009 ($)	Involuntary Not For Cause or Voluntary For Good Reason (Change in Control) Termination on 1/31/2009 ($)	Disability on 1/31/2009 ($)	Death on 1/31/2009 ($)
Compensation:						
Base Salary(1)	$ —	$ —	$ —	$480,000	$ —	$ —
Executive Incentive Plan(2)	75,000	75,000	75,000	146,667	75,000	75,000
Sales commissions and bonus(8)	315,439	315,439	315,439	315,439	315,439	315,439
Stock options(3)	—	—	—	—	—	—
Benefits and perquisites:						
Health Insurance(4)	—	—	—	17,500	—	—
Disability Income(5)	—	—	—	—	2,074,466	—
Accidental Death or Dismemberment(6)	—	—	—	—	1,500,000	1,500,000
Life Insurance(7)	—	—	—	—	—	820,000
Accrued Vacation Pay	16,615	16,615	16,615	16,615	16,615	16,615
Total Executive Benefits and Payments Upon Separation	$407,054	$407,054	$407,054	$976,221	$3,981,520	$2,727,054

Jan Becker:

Executive Benefits and Payments	Voluntary Termination on 1/31/2009 ($)	Involuntary Not For Cause or Voluntary for Good Reason (Except Change in Control) Termination on 1/31/2009 ($)	For Cause Termination on 1/31/2009 ($)	Involuntary Not For Cause or Voluntary For Good Reason (Change in Control) Termination on 1/31/2009 ($)	Disability on 1/31/2009 ($)	Death on 1/31/2009 ($)
Compensation:						
Base Salary(1)	$ —	$ —	$ —	$340,000	$ —	$ —
Executive Incentive Plan (EIP)(2)	175,000	175,000	175,000	391,000	175,000	175,000
Stock Options(3)	—	—	—	—	—	—
Benefits and perquisites:						
Health Insurance(4)	—	—	—	17,114	—	—
Disability Income(5)	—	—	—	—	1,797,356	—
Accidental Death or Dismemberment(6)	—	—	—	—	340,000	340,000
Life Insurance(7)	—	—	—	—	—	680,000
Accrued Vacation Pay	3,923	3,923	3,923	3,923	3,923	3,923
Total Executive Benefits and Payments Upon Separation	$178,923	$178,923	$178,923	$752,037	$2,316,279	$1,198,923

(1) *Base Salary:* For Mr. Bass and Ms. Bartz, the amounts shown would be paid in accordance with their respective employment agreements. For Mr. Bado and Ms. Becker, the amounts shown would be paid in accordance with the Executive Change in Control Program.

(2) *Executive Incentive Plan (EIP):* For Mr. Bass, amounts reflect the sum of the fiscal 2009 bonus already earned under the Executive Incentive Plan. Ms. Bartz does not participate in the Executive Incentive Plan. For Mr. Bado and Ms. Becker, amounts in the Voluntary Termination, Involuntary Not for Cause or Voluntary for Good Reason (Except in Change in Control) Termination and For Cause Termination columns reflect the sum of the fiscal 2009 bonus already earned under the Executive Incentive Plan, and the amounts in the Involuntary Not for Cause or Voluntary for Good Reason (Change in Control) Termination column are the sum of the fiscal 2009 bonus already earned under the Executive Incentive Plan and a severance bonus equal to the average of the last three years' bonuses under the Executive Change in Control Program.

(3) *Stock Options:* For Mr. Bado and Ms. Becker, amounts shown in the Involuntary Not for Cause or Voluntary For Good Reason (Except in Change in Control) Termination columns reflect the value of their outstanding stock options that would normally have vested in the twelve months following their separation but are accelerated (i.e., vest immediately on the date of separation) in accordance with the Executive Change in Control Program agreement. For Mr. Bass, in accordance with his employment agreement, the amount shown in the Involuntary Not for Cause or Voluntary for Good Reason (Except Change in Control) Termination column reflects the value realized upon immediate vesting of his options normally vesting in the twelve months following his separation; in the Involuntary Not for Cause or Voluntary for Good Reason (Change in Control) Termination column, the amount shown reflects the value realized upon immediate vesting of his options normally vesting in the twenty-four months following his separation. For Ms. Bartz, in accordance with her employment agreement, the amounts shown in the Involuntary Not For Cause or Voluntary for Good Reason (Except Change in Control) Termination, Change in Control without Termination, Involuntary Not for Cause or Voluntary for Good Reason (Change in Control) Termination, Disability and Death columns all reflect immediate vesting of all of her outstanding stock options.

(4) *Health Insurance:* For Mr. Bass, in accordance with his employment agreement, these amounts represent the cost of continuing coverage for Mr. Bass and his dependents for twelve months. For Ms. Bartz, in accordance with her employment agreement, these amounts reflect the present value (including tax gross-up) of post-employment heath coverage; the amount shown in the Death column represents continuing spousal coverage. In February 2009, Ms. Bartz's employment terminated and she was eligible for health benefits under another employer's health benefit plan or program, terminating the Company's obligation to provide Ms. Bartz health benefits. For Mr. Bado and Ms. Becker, these amounts represent the cost of continuing coverage for each executive and their dependents for twelve months in accordance with the Executive Change in Control Program.

(5) *Disability Income:* Reflects the estimated present value of all future payments to each executive under the Company's disability program, which represent 100 percent of salary for the first 90 days, and then 66-⅔ percent of salary thereafter, with a maximum of $20,000 per month, until the age of 65. These payments would be made by the insurance provider, not by Autodesk.

(6) *Accidental Death or Dismemberment:* Reflects the lump-sum amount payable to each executive or his or her beneficiaries by Autodesk's insurance provider in the event of each executive's accidental death. There is also a prorated lump sum payment for dismemberment. The amount shown as payable upon dismemberment is based upon the payout for the most severe dismemberment under the plan.

(7) *Life Insurance:* Reflects the lump-sum amount payable to beneficiaries by Autodesk's insurance provider in the event of each executive's death.

(8) *Sales Commissions and Bonus:* Reflects amounts earned in the fourth quarter of fiscal 2009 by Mr. Bado that will be paid in the following fiscal year.

(9) For Mr. Castino, the amounts shown are the amounts he actually received following his resignation on August 1, 2008. The amounts shown for Mr. Castino under disability income, life insurance and other categories represent payment of Company subsidies for fitness center dues, group life insurance and long term disability, respectively, for last pay period of Mr. Castino's employment with the Company.

Compensation of Directors

During fiscal 2009, our non-employee directors were eligible to receive the annual compensation set forth below:

Member of the Board of Directors	$ 75,000
Lead Director	an additional $ 25,000
Chair of the Audit Committee	an additional $ 25,000
Chair of the Compensation and Human Resources Committee	an additional $ 20,000
Chair of the Corporate Governance and Nominating Committee	an additional $ 10,000

In connection with the March 12, 2009 appointment of Crawford W. Beveridge as non-executive Chairman of the Company, an annual retainer of an additional $65,000 was approved by the Company's Board of Directors for the position of non-executive Chairman.

No later than December 31 of the year prior to a director's re-election to the Board of Directors, each director may elect to receive up to fifty percent of their annual fee in cash, with the balance paid in the form of restricted stock issued at a rate of $1.20 worth of stock for each $1.00 of cash compensation foregone. The restricted stock is issued on the date of the annual meeting of stockholders and vests on the date of the annual meeting of stockholders in the following year, provided that the recipient is a director on such date. If elected, cash compensation is accrued monthly and paid quarterly, in arrears. For fiscal 2009, all of the non-employee directors except Mr. West and Ms. Nelson elected to receive 100 percent of their annual fees as restricted stock; Mr. West and Ms. Nelson elected to receive 50 percent of their annual fees as restricted stock.

Additionally, the Company's 2000 Directors' Option Plan provides for the automatic grant of nonstatutory stock options to our non-employee directors. Upon being elected or appointed to our Board of Directors, each non-employee director is granted an option to purchase 50,000 shares of our Common Stock, with subsequent annual option grants of 20,000 shares of our Common Stock. The exercise price of options granted under the 2000 Directors' Option Plan is equal to the fair value of our Common Stock on the date of grant. Options granted under the 2000 Directors' Option Plan upon election or appointment vest over a three-year period; subsequent annual option grants vest over a one-year period.

The table below presents information concerning the compensation paid or accrued by us to each of our non-employee directors for the fiscal year ended January 31, 2009. Ms. Bartz and Mr. Bass, who during the fiscal year ended January 31, 2009 were our employees, did not receive additional compensation for their services as directors. Ms. Bartz resigned from the Board of Directors effective February 17, 2009.

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards ($) (c)	Total ($)
Mark A. Bertelsen	$37,500	$57,573	$234,252	$329,325
Crawford W. Beveridge	54,792	84,834	234,252	373,878
J. Hallam Dawson	47,917	72,142	234,252	354,311
Michael J. Fister	15,625	21,864	—	37,489
Per-Kristian Halvorsen	42,500	65,239	234,252	341,991
Sean M. Maloney	53,125	57,584	374,037	484,746
Elizabeth A. Nelson	53,125	57,584	374,037	484,746
Charles J. Robel	60,417	47,620	382,486	490,523
Larry W. Wangberg	15,625	21,864	—	37,489
Steven M. West	53,125	34,555	382,486	470,166

(a) Mr. Fister and Mr. Wangberg did not seek re-election to the Board of Directors at the 2008 Annual Meeting held on June 12, 2008, and ceased to be directors on that date. Mr. Bertelsen has announced that he is retiring from the Board of Directors and will not seek re-election at the 2009 Annual Meeting.

(b) Reflects the portion of director's fees earned that, upon prior election as discussed above, may be paid in cash. Except as noted below, all but two of our non-employee directors elected to convert 100 percent of the cash portion of their annual fees to restricted stock at a rate of $1.20 worth of stock for each $1.00 of cash compensation; the other two directors elected to receive 50 percent of their annual fees in cash. See footnote (c) for the grant date fair value of the restricted stock that they received as a result of such election. Accordingly these amounts do not necessarily reflect cash amounts paid to directors.

(c) Reflects the stock-based compensation expense recognized during the fiscal year for financial statement reporting purposes in accordance with FAS 123(R), disregarding an estimate of forfeitures related to service-based vesting conditions. The assumptions used in the valuation of these awards are set forth in Note 1, "Business and Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements in our fiscal year 2009 Annual Report on Form 10-K filed on March 20, 2009. These amounts do not correspond to the actual value that will be realized by the Directors upon the vesting of restricted stock units, the exercise of stock options, or the sale of the common stock underlying such awards.

As outlined in footnote (b) above, the following restricted stock grants reflect the portion of director's fees earned that were settled in restricted stock at a rate of $1.20 worth of stock for each $1.00 of cash compensation. The following table shows the amounts and fair values of the options granted in fiscal 2009 and the total amounts and fair values of restricted stock awarded in fiscal 2009, as discussed above:

	Restricted Stock		Options			
Name	**Number of Shares (#)**	**Grant Date Fair Value of Stock Awards ($)**	**Grant Date**	**Number of Shares (#)**	**Exercise Price Per Share ($)**	**Grant Date Fair Value of Option Awards ($)**
Mark A. Bertelsen	2,363	$ 89,959	6/12/2008	20,000	$38.08	$213,142
Crawford W. Beveridge	3,781	143,943	6/12/2008	20,000	38.08	213,142
J. Hallam Dawson	2,363	89,959	6/12/2008	20,000	38.08	213,142
Michael J. Fister	—	—	—	—	—	—
Per-Kristian Halvorsen	2,678	101,951	6/12/2008	20,000	38.08	213,142
Sean M. Maloney	2,363	89,959	6/12/2008	20,000	38.08	213,142
Elizabeth A. Nelson	2,363	89,959	6/12/2008	20,000	38.08	213,142
Charles J. Robel	3,151	119,959	6/12/2008	20,000	38.08	213,142
Larry W. Wangberg	—	—	—	—	—	—
Steven M. West	1,418	53,983	6/12/2008	20,000	38.08	213,142

The aggregate number of each director's stock options outstanding at January 31, 2009 is disclosed in the table below:

Name	**Option Awards Outstanding (#)**
Mark A. Bertelsen	160,000
Crawford W. Beveridge	130,000
J. Hallam Dawson	240,000
Michael J. Fister	—
Per-Kristian Halvorsen	100,000
Sean M. Maloney	70,000
Elizabeth A. Nelson	70,000
Charles J. Robel	70,000
Larry W. Wangberg	180,000
Steven M. West	70,000

Equity Compensation Plan Information

The following table summarizes the number of outstanding options granted to employees and directors, as well as the number of securities remaining available for future issuance under these plans as of January 31, 2009 (number of securities in thousands).

Plan category	(a) Number of securities to be issued upon exercise of outstanding options	(b) Weighted-average exercise price of outstanding options	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders(1)	25,302	$31.31	39,061(2)
Equity compensation plans not approved by security holders(3)	1,630	9.73	—
Total	26,932	$30.00	39,061

(1) Included in these amounts are 0.1 million securities available to be issued upon exercise of outstanding options with a weighted-average exercise price of $2.53 per share related to equity compensation plans assumed in connection with previous business mergers and acquisitions.

(2) Included in this amount are 24.8 million securities available for future issuance under Autodesk's 1998 Employee Qualified Stock Purchase Plan.

(3) Amounts correspond to Autodesk's Nonstatutory Stock Option Plan, which was terminated by the Board of Directors in December 2004. The Nonstatutory Stock Option Plan permitted the grant to eligible employees of options to purchase up to 16.9 million shares, all of which have been previously granted. Executive officers and members of the Board of Directors were not eligible to participate in this plan. The Nonstatutory Stock Option Plan was intended to help the Company attract and retain outstanding individuals in order to promote the Company's success. Only nonstatutory stock options were granted under the Nonstatutory Stock Option Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the beneficial ownership of Autodesk's Common Stock as of March 31, 2009, for each person or entity who is known by the Company to own beneficially more than five percent of the outstanding shares of our Common Stock, each of the Company's directors, each of the executive officers named in the Summary Compensation Table on page 35 and all directors and executive officers of the Company as a group.

5% Stockholders, Directors and Officers (1)	Common Stock Beneficially Owned (2)	Percentage Beneficially Owned (3)
Principal Stockholders:		
T. Rowe Price Associates, Inc.(4)	31,370,830	13.8%
Barclays Global Investors, NA, et al(5)	16,628,505	7.3%
Capital World Investors(6)	15,450,000	6.8%
The Growth Fund of America, Inc.(7)	13,007,300	5.7%
ClearBridge Advisors, LLC, et al(8)	11,601,120	5.1%
Non-Employee Directors:		
Mark A. Bertelsen(9)	148,854	*
Crawford W. Beveridge(10)	134,937	*
J. Hallam Dawson(11)	274,929	*
Per-Kristian Halvorsen(12)	89,365	*
Sean M. Maloney(13)	19,363	*
Elizabeth A. Nelson(13)	19,363	*
Charles J. Robel(13)	20,151	*
Steven M. West(13)	18,418	*
Named Executive Officers:		
Carl Bass(14)	1,305,801	*
Carol A. Bartz(15)	2,239,964	*
Alfred J. Castino	20,639	*
George M. Bado(16)	157,201	*
Jan Becker(17)	277,689	*
All directors and executive officers as a group (20 individuals)(18)	5,594,133	2.4%

* Represents less than one percent (1 percent) of the outstanding Common Stock.

(1) Unless otherwise indicated in their respective footnote, the address for each listed person is c/o Autodesk, Inc., 111 McInnis Parkway, San Rafael, California 94903.

(2) The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares over which the individual or entity has the right to acquire within 60 days of March 31, 2009 through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

(3) The total number of shares of Common Stock outstanding as of March 31, 2009 was 228,123,684.

(4) As of December 31, 2008, the reporting date of T. Rowe Price Associates, Inc.'s most recent filing with the SEC pursuant to Section 13(g) of the Exchange Act filed on February 11, 2009, T. Rowe Price Associates, Inc. is deemed to have sole voting power with respect to 9,896,504 shares and sole dispositive power with respect to 31,320,730 shares. The address of T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, Maryland 21202.

(5) As of December 31, 2008, the reporting date of Barclays Global Investors, NA, and certain related entities most recent filing with the SEC pursuant to Section 13(g) of the Exchange Act filed on February 5, 2009, (i) 10,709,875 shares were beneficially owned by Barclays Global Investors, NA, (ii) 3,377,051 shares were

beneficially owned by Barclays Global Fund Advisors, (iii) 1,422,660 shares were beneficially owned by Barclays Global Investors, Ltd., (iv) 797,930 shares were beneficially owned by Barclays Global Investors Japan Limited, (v) 300,545 shares were beneficially owned by Barclays Global Investors Canada Limited and (vi) 20,444 shares were beneficially owned by Barclays Global Investors Australia Limited. Barclays Global Investors, NA, and certain related entities, are deemed to have sole voting power with respect to 14,478,076 shares and sole dispositive power with respect to 16,628,505 shares. The address of Barclays Global Investors, NA is 400 Howard Street, San Francisco, California 94105.

(6) As of December 31, 2008, the reporting date of Capital World Investors' most recent filing with the SEC pursuant to Section 13(g) of the Exchange Act filed on February 12, 2009, Capital World Investors is deemed to have sole voting power with respect to 4,000,000 shares and sole dispositive power with respect to 15,450,000 shares. The address of Capital World Investors is 333 South Hope Street, Los Angeles, California 90071. Capital World Investors is a division of Capital Research and Management Company.

(7) As of December 31, 2008, the reporting date of The Growth Fund of America, Inc.'s most recent filing with the SEC pursuant to Section 13(g) of the Exchange Act filed on February 12, 2009, The Growth Fund of America, Inc. is deemed to have sole voting power with respect to 13,007,300. The address of The Growth Fund of America, Inc. is 333 South Hope Street, Los Angeles, California 90071.

(8) As of December 31, 2008, the reporting date of ClearBridge Advisors, LLC's most recent filing with the SEC pursuant to Section 13(g) of the Exchange Act filed on February 13, 2009, 11,601,120 shares were beneficially owned by ClearBridge Advisors, LLC. ClearBridge Advisors LLC is deemed to have sole voting power with respect to 8,902,301 shares and sole dispositive power with respect to 11,601,120 shares. The address of ClearBridge Advisors, LLC is 620 8th Avenue, New York, New York 10018.

(9) Includes 140,000 shares subject to options exercisable within 60 days of March 31, 2009.

(10) Includes 110,000 shares subject to options exercisable within 60 days of March 31, 2009.

(11) Includes 220,000 shares subject to options exercisable within 60 days of March 31, 2009.

(12) Includes 80,000 shares subject to options exercisable within 60 days of March 31, 2009.

(13) Includes 17,000 shares subject to options exercisable within 60 days of March 31, 2009.

(14) Includes 1,250,000 shares subject to options exercisable within 60 days of March 31, 2009.

(15) Includes 1,180,388 shares subject to options exercisable within 60 days of March 31, 2009.

(16) Includes 116,250 shares subject to options exercisable within 60 days of March 31, 2009.

(17) Includes 265,000 shares subject to options exercisable within 60 days of March 31, 2009.

(18) Includes 4,204,794 shares subject to options exercisable within 60 days of March 31, 2009.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Review, Approval or Ratification of Related Person Transactions

Autodesk's Related Party Transactions Policy states that all transactions between or among the Company and its wholly-owned subsidiaries and any Related Party, as defined, requires the prior written approval of the Chief Financial Officer. Non-routine Transactions with vendors and suppliers to the Company and its wholly-owned subsidiaries require the prior written approval of the Corporate Controller. In addition, in accordance with our Code of Business Conduct and the charter for the Audit Committee, our Audit Committee reviews and approves in advance any proposed "related person" transactions. Any related person transaction will be disclosed in the applicable SEC filing as required by the rules of the SEC. For purposes of these procedures, "related person" and "transaction" have the meanings contained in Item 404 of Regulation S-K.

Related Party Transactions

During fiscal 2009, the law firm of Wilson Sonsini Goodrich & Rosati, Professional Corporation, acted as principal outside legal counsel to Autodesk. Mark A. Bertelsen, a director of Autodesk, is a member of Wilson Sonsini Goodrich & Rosati, Professional Corporation. During fiscal 2009, payments by Autodesk to Wilson Sonsini Goodrich & Rosati were less than one percent of such firm's revenues in the last fiscal year and less than 0.2 percent of our revenues for our fiscal 2009. We believe that the services performed by Wilson Sonsini Goodrich & Rosati were provided on terms no more or less favorable than those with unrelated parties.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10 percent of a registered class of our equity securities ("10 percent Stockholders"), to file reports of ownership on Form 3 and changes in ownership on Form 4 or 5 with the SEC and The Nasdaq Stock Market. Such executive officers, directors and 10 percent Stockholders are also required by SEC rules to furnish us with copies of all Section 16(a) forms that they file.

Based solely on our review of the copies of such reports furnished to us and written representations that no other reports were required to be filed during fiscal 2009, we are not aware of any late Section 16(a) filings.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee is a committee of the Board of Directors comprised solely of independent directors as required by the listing standards of The Nasdaq Stock Market and rules of the SEC. The Audit Committee operates under a written charter approved by the Board of Directors, which is available on the Company's website at *www.autodesk.com* under "Investors—Corporate Governance." The composition of the Audit Committee, the attributes of its members and the responsibilities of the Audit Committee, as reflected in its charter, are intended to be in accordance with applicable requirements for corporate audit committees. The Audit Committee reviews and assesses the adequacy of its charter and the Audit Committee's performance on an annual basis.

As described more fully in its charter, the purpose of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing the financial reporting, the systems of internal control and the audit process; and by monitoring the Company's compliance with applicable laws, regulations and policies.

The Audit Committee reviewed and discussed the audited financial statements for fiscal year 2009 with management and Ernst & Young LLP, Autodesk's independent registered public accounting firm. Management is responsible for the quarterly and annual financial statements and the reporting process, including the systems of internal controls. Ernst & Young LLP is responsible for expressing an opinion on the conformity of our audited financial statements with generally accepted accounting principles. In addition, we received from and discussed with Ernst & Young LLP the written disclosures and the letter required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," discussed Ernst & Young LLP's independence with them, and discussed with Ernst & Young LLP the matters required to be discussed by Statement on Auditing Standards No. 61, "Communications with Audit Committees," each as currently in effect. We also discussed with management and with Ernst & Young LLP the evaluation of Autodesk's internal controls and the effectiveness of Autodesk's internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002.

The Audit Committee discussed with Autodesk's internal and independent auditors the overall scope and plans for their respective audits. In addition, the Audit Committee met with the internal and the independent auditors, with and without management present, and discussed the results of their examinations and the overall quality of Autodesk's financial reporting.

On the basis of these reviews and discussions, the Audit Committee recommended to the Board of Directors (and the Board of Directors has approved) that Autodesk's audited financial statements be included in Autodesk's Annual Report on Form 10-K for the fiscal year ended January 31, 2009 for filing with the SEC.

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Charles J. Robel (Chairman)
J. Hallam Dawson
Elizabeth A. Nelson

OTHER MATTERS

The Board of Directors does not know of any other matters to be presented at the Annual Meeting. If any other matters are properly presented at the Annual Meeting, it is the intention of the persons named as proxies to vote the shares they represent as the Board of Directors may recommend.

It is important that your shares be represented at the Annual Meeting, regardless of the number of shares that you hold. Therefore, you are urged to vote at your earliest convenience.

THE BOARD OF DIRECTORS

April 28, 2009
San Rafael, California

APPENDIX A

AUTODESK, INC.

2010 OUTSIDE DIRECTORS' STOCK PLAN

1. *Purposes of the Plan.* The purposes of this 2010 Outside Directors' Stock Plan are to attract and retain highly skilled individuals as Directors of the Company, to provide additional incentive to the Outside Directors of the Company to serve as Directors, and to encourage their continued service on the Board.

All options granted hereunder shall be "non-statutory stock options."

2. *Definitions.* As used herein, the following definitions shall apply:

(a) "*Board*" means the Board of Directors of the Company.

(b) "*Code*" means the Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder shall include such section or regulation, any valid regulation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

(c) "*Common Stock*" means the Common Stock of the Company, par value $0.01 per share.

(d) "*Company*" means Autodesk, Inc., a Delaware corporation, or any successor thereto.

(e) "*Director*" means a member of the Board.

(f) "*Employee*" means any person, including officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. The payment of a Director's fee or consulting fee by the Company shall not be sufficient in and of itself to constitute "employment" by the Company unless the Director and the Company agree that, as a result of payment of such fees in connection with services rendered, such Director should not be considered an Outside Director.

(g) "*Exchange Act*" means the Securities Exchange Act of 1934, as amended. Reference to a specific section of the Exchange Act or regulation thereunder shall include such section or regulation, any valid regulation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

(h) "*Fair Market Value*" means, as of any date, the value of a share of Common Stock as determined by the Board, in its discretion, subject to the following:

(i) If, on such date, the Common Stock is listed on any established national or regional securities exchange or market system, the Fair Market Value of a Share of Common Stock shall be the closing price of the Common Stock as quoted on the national or regional securities exchange or market system constituting the primary market for the Common Stock. If the relevant date does not fall on a day on which the Common Stock has traded on such securities exchange or market system, the date on which the Fair Market Value shall be established shall be the last day on which the Common Stock was so traded prior to the relevant date, or such other appropriate day as shall be determined by the Board, in its discretion.

(ii) If, on such date, the Common Stock is not listed on any established national or regional securities exchange or market system, the Fair Market Value of a share of Common Stock shall be as determined by the Board in good faith without regard to any restriction other than a restriction which, by its terms, will never lapse, and in a manner consistent with the requirements of Section 409A of the Code.

(i) "*Option*" means an option to purchase Common Stock granted pursuant to the Plan.

(j) "*Optioned Stock*" means the Common Stock subject to an Option.

(k) "*Outside Director*" means a Director who is not an Employee.

(l) "*Parent*" means a "parent corporation", whether now or hereafter existing, as defined in Section 424(e) of the Code.

(m) "*Participant*" means the holder of an outstanding Option or Restricted Stock Award granted under the Plan.

(n) "*Period of Restriction*" means the period during which the transfer of Shares of Restricted Stock are subject to restrictions and therefore, the Shares are subject to a substantial risk of forfeiture.

(o) "*Plan*" means this 2010 Outside Directors' Stock Plan, as set forth in this instrument and as hereafter amended from time to time.

(p) "*Qualified Retirement*" means a retirement from the Board after the retiring Director either (i) has attained 62 years of age and has served on the Board for at least five (5) years, or (ii) has served on the Board for at least ten (10) years.

(q) "*Restricted Stock*" means an award granted to an Outside Director in accordance with Section 4(c) of this Plan.

(r) "*Restricted Stock Award*" means the Company's grant of Restricted Stock pursuant to Section 4(c) of the Plan.

(s) "*Share*" means a share of the Common Stock, as adjusted in accordance with Section 11 of the Plan.

(t) "*Subsidiary*" means a "subsidiary corporation", whether now or hereafter existing, as defined in Section 424(f) of the Code.

3. *Stock Subject to the Plan*. Subject to the provisions of Section 11 of the Plan, the maximum aggregate number of Shares that may be issued under the Plan is 2,500,000 Shares. The Shares may be authorized, but unissued, or reacquired Common Stock. In addition, Shares available but not previously granted under the Autodesk, Inc. 2000 Directors Option Plan prior to its expiration may be issued under the Plan, not to exceed 500,000 Shares.

4. *Administration of and Grants under the Plan*.

(a) *Administration*. Except as otherwise required herein, the Plan shall be administered by the Board. All grants of Options and Restricted Stock under this Plan shall be automatic and nondiscretionary and shall be made strictly in accordance with the following provisions:

(b) *Option Grants*.

(i) No person shall have any discretion to select which Outside Directors shall be granted Options or to determine the number of Shares to be covered by Options.

(ii) Each Outside Director who first joins the Board shall be automatically granted an Option to purchase 50,000 Shares (the "Initial Option") upon the date of the first meeting of the Board at which such person first serves as an Outside Director (which shall be (i) in the case of an Outside Director elected by the stockholders of the Company, the first meeting of the Board after the meeting of stockholders at which such Outside Director was elected or (ii) in the case of an Outside Director appointed by the Board to fill a vacancy, the meeting of the Board at which such Outside Director is appointed); provided, however, that no Option shall become exercisable under the Plan until stockholder approval of the Plan has been obtained in accordance with Section 17 hereof.

(iii) On the date of each annual stockholder meeting (an "Annual Meeting") during the term of this Plan, each Outside Director shall automatically receive an additional Option to purchase 20,000 Shares (the "Annual Option"), provided that (1) the Annual Option shall be granted only to an Outside Director who has served on the Board for at least six full months prior to the date of grant and (2) the grant of an Annual Option shall be subject to the person's continued service.

(iv) The terms of each Option granted hereunder shall be as follows:

(1) Each Option shall terminate, if not previously exercised or otherwise terminated, on a date seven (7) years after the date of grant.

(2) Each Option shall be exercisable only while the Participant remains a Director of the Company, except as set forth in Section 8 hereof.

(3) The exercise price per Share of each Option shall be 100% of the Fair Market Value per Share on the date of grant of the Option.

(4) Each Initial Option shall become exercisable in installments cumulatively as 34%, 33% and 33%, respectively, of the Optioned Stock, on each of the three (3) succeeding years on the anniversary of such Option's date of grant, for a total vesting period of approximately three (3) years, provided that the Participant continues to serve on the Board on such dates.

(5) Each Annual Option shall become fully exercisable on the date of the Company's next Annual Meeting for a total vesting period of approximately one (1) year, provided that the Participant continues to serve on the Board on such date.

(v) In the event that any Option granted under the Plan would cause the number of Shares subject to outstanding Options plus the number of Shares previously purchased upon exercise of Options and the number of Shares issued pursuant to Restricted Stock Awards to exceed the number of Shares authorized pursuant to Section 3, then each such automatic grant shall be for that number of Shares determined by dividing the total number of Shares remaining available for grant by the number of Outside Directors on the automatic grant date. No further grants shall be made until such time, if any, as additional Shares become available for grant under the Plan through action of the stockholders to increase the number of Shares which may be issued under the Plan or through cancellation or expiration of Options previously granted hereunder.

(vi) The number of Options to be granted pursuant an Initial Option or an Award Option shall be adjusted pursuant to the provisions of Section 11.

(c) *Restricted Stock Awards.*

(i) No person shall have any discretion to select which Outside Directors shall receive Restricted Stock Awards or to determine the number of Shares to be covered by Restricted Stock awarded to Outside Directors; provided, however, that nothing in this Plan shall be construed to prevent an Outside Director from irrevocably declining to receive a Restricted Stock Award under this Plan.

(ii) On the date of each Annual Meeting during the term of this Plan, each Outside Director shall automatically receive a Restricted Stock Award for that number of Shares determined by dividing (1) the product of (a) fifty percent (50%) of the cash value of his or her annual retainer as an Outside Director multiplied by (b) 1.2, by (2) the Fair Market Value of a Share on that date, rounded down to the nearest whole Share, provided that on the date of grant of any such Restricted Stock Award such person is an Outside Director; and provided further that sufficient Shares are available under the Plan for the grant of such Restricted Stock Award.

(iii) On or before December 31 of the calendar year prior to each Annual Meeting during the term of this Plan, each Outside Director may make an election (the "Election") to receive any or all of the remaining cash balance of his or her annual retainer that will be earned for services performed as an Outside Director in calendar years after the calendar year in which the election is made in the form of a Restricted Stock Award. The Election must be in writing and delivered to the Secretary of the Company on or prior to December 31 of the calendar year prior to such Annual Meeting. Any Election made by an Outside Director pursuant to this subsection 4(c)(iii) shall be irrevocable and shall comply with Section 409A of the Code to the extent applicable unless otherwise determined by the Board. Effective as of the Annual Meeting, the Outside Director shall receive a Restricted Stock Award for that number of Shares determined by dividing (1) the product of (a) the amount of his or her annual retainer as an Outside Director covered by the Election, multiplied by (b) 1.2, by (2) the Fair Market Value of a Share on that date, rounded down to the nearest whole Share, provided that on the date of grant of any such Restricted Stock Award such person is an Outside Director; and provided further that sufficient Shares are available under the Plan for the grant of such Restricted Stock Award.

(iv) Subject to Sections 9(d) and 11(c), Restricted Stock shall vest on the date of the following year's Annual Meeting of Stockholders of the Company, provided that the Participant is a Director on such date.

(d) *Powers of the Board.* Subject to the provisions and restrictions of the Plan, the Board shall have the authority, in its discretion: (i) to determine, upon review of relevant information and in accordance with Section 2(h) of the Plan, the Fair Market Value of the Common Stock; (ii) to construe and interpret the terms of the Plan and Options and Restricted Stock Awards granted hereunder; (iii) to prescribe, amend and rescind rules and regulations relating to the Plan; (iv) to approve forms of agreement for use under the Plan; (v) to authorize any person to execute on behalf of the Company any instrument required to effectuate the grant of an Option or Restricted Stock Award previously granted hereunder; (vi) to modify or amend each Option or Restricted Stock Award (not inconsistent with the terms of the Plan), including the discretionary authority to extend the post-termination exercisability period of Options; and (vii) to make all other determinations deemed necessary or advisable for the administration of the Plan.

(e) *Effect of Board's Decision.* All decisions, determinations and interpretations of the Board shall be final and binding on all Participants and any other holders of Options or Restricted Stock Awards and shall be given the maximum deference permitted by law.

5. *Eligibility.* Options and Restricted Stock Awards may be granted only to Outside Directors. All Options shall be automatically granted in accordance with the terms set forth in Section 4(b) and all Restricted Stock Awards shall be automatically granted in accordance with the terms set forth in Section 4(c)

The Plan shall not confer upon any Participant any right with respect to continuation of service as a Director or nomination to serve as a Director, nor shall it interfere in any way with any rights which the Director or the Company may have to terminate his or her directorship at any time.

6. *Term of Plan.* The Plan shall become effective upon the later to occur of its approval by the stockholders of the Company as described in Section 17 of the Plan or March 16, 2010. It shall continue in effect for a term of ten (10) years unless sooner terminated under Section 12 of the Plan.

7. *Option Exercise Price and Consideration.*

(a) *Exercise Price.* The per Share exercise price for Optioned Stock shall be 100% of the Fair Market Value per Share on the date of grant of the Option.

(b) *Form of Consideration.* The consideration to be paid for the Shares to be issued upon exercise of an Option may consist of (i) cash, (ii) check, (iii) other Shares which, in the case of Shares acquired upon exercise of an Option, either have been owned by the Participant for more than six (6) months on the date of surrender or were not acquired, directly or indirectly, from the Company, and have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which said Option shall be exercised, (iv) any combination of the foregoing methods; or (vi) such other consideration and method of payment for the issuance of Shares to the extent permitted by applicable law and such procedures as the Board may adopt; provided however, that in no case will loans be permitted as consideration for exercising an Option hereunder.

(c) *No Repricing*. The per Share exercise price for Optioned Stock may not be reduced without the consent of the Company's stockholders. This shall include, without limitation, a repricing of the Optioned Stock as well as an Option exchange program whereby the Participant agrees to cancel an existing Option in exchange for an Option, a Restricted Stock Award, cash, or a combination thereof.

8. *Exercise of Option*.

(a) *Procedure for Exercise; Rights as a Stockholder*. Any Option granted hereunder shall be exercisable at such times as are set forth in Section 4(b) hereof.

An Option may not be exercised for a fraction of a Share.

An Option shall be deemed to be exercised when the Company receives: (i) written or electronic notice of such exercise (in accordance with the Option agreement) from the person entitled to exercise the Option and (ii) full payment for the Shares with respect to which the Option is exercised. Full payment may consist of any consideration and method of payment allowable under Section 7(b) of the Plan. Until the Participant becomes a registered shareholder (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company) of such Shares, no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to the Optioned Stock, notwithstanding the exercise of the Option. A Participant shall become a registered shareholder (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company) for the number of Shares so acquired as soon as practicable after exercise of the Option. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Participant becomes a registered shareholder, except as provided in Section 11 of the Plan.

Except as otherwise provided in Section 3, exercise of an Option in any manner shall result in a decrease in the number of Shares which thereafter may be available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

(b) *Rule 16b-3*. Options granted to Outside Directors must comply with the applicable provisions of Rule 16b-3 promulgated under the Exchange Act or any successor thereto and shall contain such additional conditions or restrictions as may be required thereunder to qualify for the maximum exemption from Section 16 of the Exchange Act with respect to Plan transactions.

(c) *Termination of Status as a Director*. If a Participant ceases to serve as a Director, the Participant may, but only within seven (7) months after the date the Participant ceases to be a Director, exercise his or her Option to the extent that the Participant was entitled to exercise it at the date of such termination; *provided, however*, that if a Participant ceases to serve as a Director upon a Qualified Retirement, then the Participant may, but only within three (3) years after the date the Participant ceases to be a Director, exercise his Option to the extent the Participant was entitled to exercise it at the date of such Qualified Retirement. Notwithstanding the foregoing, in no event may the Option be exercised after its term has expired. To the extent that the Participant was not entitled to exercise an Option at the date of such termination, or if the Participant does not exercise such Option (which the Participant was entitled to exercise) within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(d) *Disability of Participant*. Notwithstanding the provisions of Section 8(c) above, in the event a Participant is unable to continue his or her service as a Director as a result of his or her total and permanent disability (as defined in Section 22(e)(3) of the Code), the Participant may, but only within twelve (12) months from the date of termination, exercise his or her Option to the extent the Option was exercisable on the date of such termination. Notwithstanding the foregoing, in no event may the Option be exercised after its term has expired. To the extent that the Participant was not entitled to exercise the Option at the date of termination, or if the Participant does not exercise such Option within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(e) *Death of Participant*. In the event of the death of a Participant during the term of an Option, the Option shall become fully exercisable, including as to Shares for which it would not otherwise be exercisable and may be exercised, at any time within twelve (12) months following the date of death, by the Participant's estate or by a person who acquired the right to exercise the Option by bequest or inheritance. Notwithstanding the foregoing, in no event may the Option be exercised after its term has expired. To the extent the Option is not exercised within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

9. *Restricted Stock.*

(a) *Restricted Stock Agreement*. Following the grant of a Restricted Stock Award in accordance with Section 4(c), the Board shall provide the Participant with a Restricted Stock agreement, in such form as the Board shall approve, specifying the number of Shares granted, the Period of Restriction, and such other terms, conditions and restrictions relating to the Restricted Stock Award. Unless the Board determines otherwise, Shares of Restricted Stock shall be held by the Company as escrow agent until the restrictions on such Shares have lapsed.

(b) *Rights as a Stockholder*. Until the Participant becomes a registered shareholder (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or to receive dividends or any other rights as a stockholder shall exist with respect to Shares of Restricted Stock. A Participant shall become a registered shareholder (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company) as soon as practicable after the date of grant of the Restricted Stock Award. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Participant becomes a registered shareholder (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), except as provided in Section 11 of the Plan.

(c) *Removal of Restrictions*. Shares of Restricted Stock covered by each Restricted Stock Award made under the Plan shall be released from escrow as soon as practicable after the last day of the Period of Restriction. The Board, in its discretion, may accelerate the time at which any restrictions shall lapse or be removed. After the restrictions have lapsed, the Shares shall be freely transferable by the Participant. The Board (in its discretion) may establish procedures regarding the release of Shares from escrow and the removal of legends, as necessary or appropriate to minimize administrative burdens on the Company.

(d) *Termination of Status as a Director*. In the event a Participant ceases to be a Director prior to vesting (other than by reason of the Participant's death), any unvested Shares of Restricted Stock shall be forfeited by the Participant without any consideration therefor.

(e) *Death*. In the event a Participant ceases to be a Director by reason of the Participant's death, the Participant's Restricted Stock shall become fully vested as of the date of death.

(f) *Shares Available Under the Plan*. Except as otherwise provided in Section 3 hereof, the grant of a Restricted Stock Award as provided hereunder shall result in a decrease in the number of Shares that thereafter shall be available under the Plan, by the number of Shares of Restricted Stock subject thereto. On the date set forth in the Restricted Stock agreement, the Restricted Stock for which restrictions have not lapsed shall revert to the Company and again shall become available for grant under the Plan.

(g) *Rule 16b-3*. Restricted Stock Awards to Outside Directors must comply with the applicable provisions of Rule 16b-3 of the Exchange Act and shall contain such additional conditions or restrictions as may be required thereunder to qualify Plan transactions, and other transactions by Outside Directors that could be matched with Plan transactions, for the maximum exemption from Section 16 of the Exchange Act with respect to Plan transactions.

10. *Non-Transferability of Options and Restricted Stock Awards.* Unless otherwise determined by the Board, Options and Restricted Stock Awards may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution. Options may be exercised, during the lifetime of the Participant, only by the Participant. If the Board makes an Option or Restricted Stock Award transferable, such award shall contain such additional terms and conditions as the Board deems appropriate. Any such transfer shall comply with applicable law and shall be made in accordance with such procedures as the Board may specify from time to time.

11. *Adjustments Upon Changes in Capitalization, Dissolution, Merger, Asset Sale or Change of Control.*

(a) *Changes in Capitalization.* Subject to any required action by the stockholders of the Company, the number of Shares covered by each outstanding Option and Restricted Stock Award, the number of Shares which have been authorized for issuance under the Plan but as to which no Options or Restricted Stock Awards have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Option or forfeiture of Restricted Stock, as well as the price per Share covered by each such outstanding Option, as applicable, shall be proportionately adjusted for any increase or decrease in the number of issued Shares resulting from a stock split, spin off, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an Option or Restricted Stock Award.

(b) *Dissolution or Liquidation.* In the event of a proposed dissolution or liquidation of the Company, Options and Restricted Stock (other than Restricted Stock granted in accordance with Section 4(c)(iii)) shall become fully vested and, in the case of Options, fully exercisable, including as to Shares as to which it would not otherwise be exercisable. To the extent an Option remains unexercised at the time of the dissolution or liquidation, the Option shall terminate.

(c) *Merger or Asset Sale.* In the event of (i) a merger of the Company with or into another corporation, other than a merger which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or (ii) the sale of substantially all of the assets of the Company, Restricted Stock shall fully vest and outstanding Options may be assumed or equivalent options may be substituted by the successor corporation or a parent or subsidiary thereof (the "Successor Corporation"). If an Option is assumed or substituted for, the Option or equivalent option shall continue to be exercisable as provided in Section 4 hereof for so long as the Participant serves as a Director or a director of the Successor Corporation. Following such assumption or substitution, if the Participant's status as a Director or director of the Successor Corporation, as applicable, is terminated other than upon a voluntary resignation by the Participant, the Option or option shall become fully exercisable, including as to Shares for which it would not otherwise be exercisable. Thereafter, the Option or option shall remain exercisable in accordance with Sections 8(c) through (e) above.

If the Successor Corporation does not assume an outstanding Option or substitute for it an equivalent option, the Option shall become fully vested and exercisable, including as to Shares for which it would not otherwise be exercisable. In such event the Board shall notify the Participant that the Option shall be fully exercisable for a period of thirty (30) days from the date of such notice, and upon the expiration of such period the Option shall terminate.

For the purposes of this Section 11(c), an Option shall be considered assumed if, following the merger or sale of assets, the Option confers the right to purchase or receive, for each Share of Optioned Stock subject to the

Option immediately prior to the merger or sale of assets, the consideration (whether stock, cash, or other securities or property) received in the merger or sale of assets by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares).

12. *Amendment and Termination of the Plan.*

(a) *Amendment and Termination.* The Board may at any time amend, alter, suspend, or discontinue the Plan, but no amendment, alteration, suspension, or discontinuation shall be made which would impair the rights of any Participant under any grant theretofore made, without his or her consent. In addition, to the extent necessary and desirable to comply with any applicable law or regulation, the Company shall obtain stockholder approval of any Plan amendment in such a manner and to such a degree as required.

(b) *Effect of Amendment or Termination.* Any such amendment or termination of the Plan shall not impair the rights of any Participant under Options or Restricted Stock already granted without his or her consent and, in the absence of such consent, such Options and Restricted Stock shall remain in full force and effect as if this Plan had not been amended or terminated.

13. *Time of Granting Options or Restricted Stock Awards.* The date of grant of an Option or Restricted Stock Award shall, for all purposes, be the date determined in accordance with Section 4 hereof. Notice of the determination shall be given to each Outside Director to whom an Option or Restricted Stock Award is so granted within a reasonable time after the date of such grant.

14. *Conditions Upon Issuance of Shares.* Shares shall not be issued pursuant to the exercise of an Option or grant of a Restricted Stock Award unless the exercise of such Option or grant of such Restricted Stock Award and the issuance and delivery of such Shares pursuant thereto shall comply with all relevant provisions of law, including, without limitation, the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated thereunder, state securities laws, and the requirements of any stock exchange upon which the Shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

As a condition to the exercise of an Option or receipt of Shares under a Restricted Stock Award, the Company may require the person exercising such Option or receiving Shares of Restricted Stock to represent and warrant at the time of any such exercise or receipt that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares, if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned relevant provisions of law.

Inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

15. *Reservation of Shares.* The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

16. *Agreements.* Options and Restricted Stock Awards shall be evidenced by written agreements in such form as the Board shall approve.

17. *Stockholder Approval.* Continuance of the Plan shall be subject to approval by the stockholders of the Company at or prior to the first annual meeting of stockholders held subsequent to the adoption of the Plan. Such stockholder approval shall be obtained in the degree and manner required under applicable state and federal law.

18. *Successors.* All obligations of the Company under the Plan, with respect to Options and Restricted Stock Awards granted hereunder, shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business or assets of the Company.

19. *Gender and Number.* Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

20. *Severability.* In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

21. *Governing Law.* The Plan and all award agreements shall be construed in accordance with and governed by the laws of the State of California (with the exception of its conflict of laws provisions).

22. *Captions.* Captions are provided herein for convenience only, and shall not serve as a basis for interpretation or construction of the Plan.

(This page intentionally left blank.)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 31, 2009

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 0-14338

AUTODESK, INC.

(Exact name of registrant as specified in its charter)

Delaware	**94-2819853**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. employer Identification No.)**
111 McInnis Parkway, San Rafael, California	**94903**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (415) 507-5000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Common Stock, $0.01 Par Value	**The NASDAQ Stock Market LLC (NASDAQ Global Select Market)**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 ("Exchange Act"). Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of July 31, 2008, the last business day of the registrant's most recently completed second fiscal quarter, there were approximately 145.3 million shares of the registrant's common stock outstanding that were held by non-affiliates, and the aggregate market value of such shares held by non-affiliates of the registrant (based on the closing sale price of such shares on the NASDAQ Global Select Market on July 31, 2008) was approximately $4.6 billion. Shares of the registrant's common stock held by each executive officer and director and by each entity that owns 5% or more of the registrant's outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 13, 2009, registrant had outstanding approximately 226.4 million shares of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for registrant's Annual Meeting of Stockholders to be held June 11, 2009 (the "Proxy Statement"), are incorporated by reference in Part III of this Form 10-K to the extent stated herein. The Proxy Statement will be filed within 120 days of the Registrant's fiscal year ended January 31, 2009.

AUTODESK, INC. FORM 10-K

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION

The discussion in this Annual Report on Form 10-K contains trend analyses and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are any statements that look to future events and consist of, among other things, statements regarding our business strategies, anticipated future operating results, including net revenue, operating margins, product backlog, upgrade, crossgrade and maintenance revenue, the impact of the current economic downturn on our customers, channel sales partners and net revenue, the effect of fluctuations in exchange rates on net revenue and expenses, our business and investment strategies, the impact of acquisitions, our anticipated tax rate, reductions in our workforce and the consolidation of certain leased facilities, our long-term cash requirements, the protection of our intellectual property rights and our ability to attract and retain highly skilled employees. In addition, forward-looking statements also consist of statements involving expectations regarding product acceptance, continuation of our stock repurchase program, and short-term and long-term cash requirements, our ability to timely access our assets, as well as, statements involving trend analyses and statements including such words as "may," "believe," "could," "anticipate," "would," "might," "plan," "expect," and similar expressions or the negative of these terms or other comparable terminology. These forward-looking statements speak only as of the date of this Annual Report on Form 10-K and are subject to business and economic risks. As such, our actual results could differ materially from those set forth in the forward-looking statements as a result of the factors set forth below in Item 1A, "Risk Factors," and in our other reports filed with the U.S. Securities Exchange Commission. We assume no obligation to update these forward-looking statements to reflect events that occur or circumstances that exist after the date on which they were made.

PART I

ITEM 1. BUSINESS

Note: A glossary of terms used in this Form 10-K appears at the end of this Item 1.

GENERAL

Autodesk is a leader in 2D and 3D design and engineering software and services. We offer products and solutions to customers in the architectural, engineering and construction, manufacturing, geospatial mapping, and digital media and entertainment markets. Worldwide business trends such as globalization, sustainability, investment in infrastructure, and the increasing desire to keep data digital, are creating pressure on our customers to improve innovation while enhancing productivity. Our state-of-the-art software products enable customers to fully experience their ideas digitally by helping them to visualize and simulate real-world performance early in the design process through digital prototyping. These capabilities give our customers the flexibility to optimize and improve their designs before they actually begin the building process, helping save time and money, improving quality and fostering innovation for competitive advantage. Our broad-based 2D horizontal design solutions, AutoCAD and AutoCAD LT software, are two of the most widely used general design software tools in the world. In addition, we offer a range of 2D and 3D discipline-specific design and documentation tools. In order to capitalize on these trends and capabilities, we are focused on making technology available to mainstream markets and maintaining a large global community of distributors and resellers, third-party developers, customers and well-trained users.

We believe that our ability to make technology available to mainstream markets is one of our competitive advantages. By innovating in existing technology categories, we bring powerful design products to volume markets. Our products enable our customers to improve their design innovation and productivity capabilities. They are designed to be easy to learn and use, and provide customers with a low cost of deployment, low total cost of ownership and rapid return on investment. In addition, our software architectures allow for extensibility and integration with other products.

We have created a large global community of distributors and resellers, third-party developers, and end-users. These relationships provide us with a broad reach into volume markets. Our extensive distributor and reseller network provides our customers with global resources for the purchase and support of our products as well as resources for effective and cost-efficient training services. We have a significant number of registered third-party developers, creating products that operate with our software products, further extending our reach into volume markets. Users trained on our products are broadly available from both educational institutions and the existing workforce, reducing the cost of training for our customers. To train the next generation of users, we offer education programs, including classroom support, standardized curricula, instructor development, and specially priced software-purchasing options.

Segments

We are organized into four reportable operating segments: Platform Solutions and Emerging Business and Other ("PSEB"), which accounted for 44% of our net revenue in fiscal 2009, Architecture, Engineering and Construction ("AEC") which accounted for 23% of our net revenue in fiscal 2009, Manufacturing Solutions ("MSD"), which accounted for 21% of our net revenue in fiscal 2009, and Media and Entertainment ("M&E"), which accounted for 11% of our net revenue in fiscal 2009. A summary of our condensed net revenue and results of operations for our business segments is found in Note 11, "Segments," in the Notes to our Consolidated Financial Statements.

The *PSEB, AEC and MSD segments* derive revenue from the sale of licenses for software products and services to customers who design, build, manage or own building, manufacturing and infrastructure projects. The principal products licensed by these segments include the following:

- our general design products, including AutoCAD and AutoCAD LT (2D horizontal products), which accounted for 36% of our net revenue in fiscal 2009,
- our discipline-specific products, including AutoCAD-based products (2D vertical products), which accounted for 15% of our net revenue in fiscal 2009 and
- our 3D model-based design and documentation products, including Autodesk Inventor products, Autodesk Revit products, AutoCAD Civil 3D and Autodesk Navisworks products, which accounted for 27% of our net revenue in fiscal 2009.

In addition to software, the PSEB, AEC and MSD segments offer a range of services including consulting, support and training, largely dedicated to enhancing our ability to sell licenses to our software products.

The *M&E segment* is comprised of two product groups: Animation (including design visualization) and Advanced Systems. Our animation products provide advanced tools for 3D modeling, animation, rendering, and design visualization and visual effects. Our Advanced Systems products provide color grading, editing, finishing and visual effects, media mastering and encoding technology, and increase the productivity of creative professionals. The M&E segment derives revenue from the sale of products and licenses to creative professionals, post-production facilities, and broadcasters for a variety of applications, including feature films, television programs, commercials, music and corporate videos, interactive game production, web design and interactive web streaming. In addition, the animation products (Autodesk 3ds Max and Autodesk Maya) are often used by customers of our other segments.

Beginning in fiscal 2010, we reorganized our business to better align with our customers and accelerate product innovation. As part of this change there will be some product movement between business segments. Because the reorganization was not effective until the beginning of fiscal 2010, we present segment information in this Form 10-K as it was organized during fiscal 2009.

Corporate Information

We were incorporated in California in April 1982 and were reincorporated in Delaware in May 1994. Our principal executive office is located at 111 McInnis Parkway, San Rafael, California 94903 and the telephone number at that address is (415) 507-5000. Our internet address is www.autodesk.com. The information posted on our website is not incorporated into this Annual Report on Form 10-K. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge on our Investor Relations Web site at www.autodesk.com as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

PRODUCTS

The principal product offerings from Autodesk's different segments are as follows:

PSEB

PSEB accounted for 44% of overall net revenue in fiscal 2009. PSEB, consisting of our core platform, AutoCAD, underpins our design offerings for customers' industries we serve. The segment's revenue primarily includes revenue from sales of licenses of our 2D horizontal products, AutoCAD and AutoCAD LT, as well as our 2D industry-specific product and AutoCAD Map 3D. The segment's principal product offerings included the following during fiscal 2009:

- *AutoCAD*

AutoCAD software, which is our largest revenue-generating product, is a customizable and extensible computer-aided design (CAD) application for 2D drafting, detailing, design documentation and basic 3D visualization. AutoCAD provides digital tools that can be used independently and in conjunction with other specific applications in fields ranging from construction to manufacturing to geospatial, civil engineering and process plant design.

- *AutoCAD LT*

AutoCAD LT software is used for 2D drafting and detailing by design professionals who require full DWG file format compatibility and document sharing capability without the need for software customization or certain advanced functionality. Users can securely share all design data with team members who use AutoCAD or Autodesk products built on AutoCAD. AutoCAD LT is our second largest revenue-generating product.

- *AutoCAD Map 3D*

AutoCAD Map 3D software provides mapping functionality to engineers and geospatial professionals who need to integrate CAD and geographic information system ("GIS") data. It contains the complete AutoCAD toolset to enhance productivity, and also offers specialized functionality for map cleanup, geospatial analysis, and access to GIS data sources. Integrated GIS tools provide mapping and analysis functions for visualization and evaluation of design and asset management products.

AEC

AEC accounted for 23% of overall net revenue in fiscal 2009. Autodesk's AEC solutions enable customers and their clients to reduce inefficiencies in building design, civil engineering, construction and management, supporting information and management needs across the project lifecycle. The segment's solutions include the most advanced technology for building information modeling ("BIM"), AutoCAD-based design and documentation productivity, and collaborative project management. BIM, a paradigm for building and civil engineering design, documentation and construction, enables users to exchange and analyze complex design and construction information in digital form, and through its use enables users to design more environmentally sustainable or "green" projects through analysis of land use, drainage patterns, materials, quantities, energy use, and lighting in a digital model. The segment's principal product offerings included the following during fiscal 2009:

- *Autodesk Revit Products*

Purpose-built for BIM, the Autodesk Revit products collect information about a building project and coordinate this information across all other representations of the project so that every drawing sheet, 2D and 3D view and schedule is based on internally consistent and complete information from the same underlying building database. The Autodesk Revit products, including AutoCAD Revit Architecture Suite, AutoCAD Revit MEP Suite and AutoCAD Revit Structure Suite, provide an intuitive state-of-the-art model-based design and documentation system for architects; mechanical, electrical and plumbing (MEP) engineers; structural engineers; design-build teams; and other design and building industry professionals.

- *AutoCAD Architecture*

Designed for architects and built on the AutoCAD platform, AutoCAD Architecture software supports existing 2D design practices while enabling users to gradually introduce increasingly powerful industry-specific features to gain efficiency and improve coordination. It offers flexibility in implementation and collaboration, using industry-leading DWG technology, the efficiency of real-world building objects and AutoCAD-based design and documentation productivity for architects.

- *AutoCAD Civil 3D*

AutoCAD Civil 3D provides a surveying, design, analysis, and documentation solution for civil engineering, including land development, transportation, and environmental projects. Using a model-centric approach that automatically updates documentation as design changes are made, AutoCAD Civil 3D enables civil engineers, designers, drafters, and surveyors to significantly boost productivity and deliver higher-quality designs and construction documentation faster. With AutoCAD Civil 3D, the entire project team works from the same consistent, up-to-date model so they stay coordinated throughout all project phases.

MSD

MSD accounted for 21% of overall net revenue in fiscal 2009. The segment provides the manufacturing industry with comprehensive design, data management and digital prototyping solutions, enabling customers to rapidly adopt 3D model-based design, create and validate designs in a simple 2D or 3D environment, and manage designs from the conceptual design phase through the manufacturing phase. The segment's principal product offerings included the following during fiscal 2009:

- *Autodesk Inventor Products*

Autodesk Inventor products, including Autodesk Inventor Suite and Autodesk Inventor Professional products, account for a majority of MSD's revenue. The Autodesk Inventor products deliver software for 2D drawing and detailing, Inventor software, and data management software in one solution. Inventor software is a 3D mechanical design creation tool that provides users a 3D assembly-centric solid modeling system and 2D drawing production system together with digital prototyping functionality. Customers who purchase Autodesk Inventor Professional products have access to a comprehensive, integrated design solution that combines Inventor software, AutoCAD Mechanical, data management, stress analysis and dynamic simulation.

- *AutoCAD Mechanical*

AutoCAD Mechanical software offers purpose-built 2D mechanical design and engineering tools that are seamlessly compatible with all AutoCAD-based applications. AutoCAD Mechanical accelerates the mechanical design process by providing standards-based libraries of parts and tools for automating design tasks.

• *Moldflow*

In June 2008, Autodesk acquired Moldflow Corporation ("Moldflow"). Moldflow software solutions are used for the design and engineering of injection-molded plastic parts. The acquisition of Moldflow added simulation and optimization capabilities to Autodesk's digital prototyping solution portfolio.

M&E

M&E accounted for 11% of overall net revenue in fiscal 2009. M&E is comprised of two product groups: Animation, including design visualization, and Advanced Systems. Animation products provide advanced tools for 3D modeling, animation, rendering solutions, and design visualization and visual effects production. Advanced Systems products provide color grading, editing, finishing and visual effects, media mastering and encoding technology and increase the productivity of creative professionals. Principal product offerings in the M&E segment's Animation and Advanced Systems product groups included the following during fiscal 2009:

Animation

• *Autodesk 3ds Max*

Autodesk 3ds Max software provides 3D modeling, animation and rendering solutions that enable game developers, design visualization professionals and visual effects artists to create realistic digital images, animations and complex scenes and to communicate abstract or complex mechanical, architectural, engineering and construction concepts.

• *Autodesk Maya*

Autodesk Maya software provides 3D modeling, animation, effects and rendering solutions that enable film and video artists, game developers and design visualization professionals to create engaging, lifelike digital images, realistic animations and simulations, and extraordinary visual effects.

Advanced Systems

• *Autodesk Flame, Autodesk Inferno, Autodesk Flint, Autodesk Smoke and Autodesk Fire*

Autodesk Flame, Autodesk Inferno and Autodesk Flint systems are our scalable line of interactive real-time visual effects and graphics design solutions. These products offer scalable performance to service a wide range of client workflows from interactive broadcast design to real-time high-resolution film work. Autodesk Smoke and Autodesk Fire systems are our scalable line of interactive real-time non-linear and non-compressed online editing and finishing systems that enable editors to edit, conform and finish television commercials, broadcast programming, film trailers and feature films as well as other high-value media content in mixed resolutions.

PRODUCT DEVELOPMENT AND INTRODUCTION

We continue to enhance our product offerings and develop new products to meet changing customer demands. Research and development expenditures were $576.1 million or 25% of fiscal 2009 net revenue, $490.5 million or 23% of fiscal 2008 net revenue and $410.6 million or 22% of fiscal 2007 net revenue. Our software is primarily developed internally; however, we do contract services from software development firms, consultants and independent contractors to supplement our development efforts. Additionally, we acquire products or technology developed by others by purchasing or licensing some or all of the assets or stock of the entity that owns rights to the products or technology.

The majority of our basic research and product development is performed in the United States, China, Singapore and Canada. Translation and localization of our products is performed in a number of local markets, principally in Singapore and Switzerland. We generally localize and translate our products into German, French, Italian, Spanish, Russian, Japanese, Korean and simplified and traditional Chinese.

We employ experienced software developers. We also use independent firms and contractors to perform some of our product development activities. We plan to continue to manage significant product development operations internationally over the next several years. We believe that our ability to conduct research and development at various locations throughout the world allows us to optimize product development, lower costs, and integrate local market knowledge into our development activities. We continually assess the significant costs and challenges, including intellectual property protection, against the benefits of our international development activities.

In addition, our business strategy has historically depended in part on our relationships with a network of over 3,400 third-party developers who develop and sell their own products that further enhance the range of integrated solutions available to our customers.

The technology industry is characterized by rapid technological change in computer hardware, operating systems and software. In addition, our customer's requirements and preferences rapidly evolve, as do their expectations of our software. To keep pace with these changes, we maintain an aggressive program of new product development to address demands in the marketplace for our products. We dedicate considerable technical and financial resources to research and development to further enhance our existing products and to create new products and technologies. We continually review these investments in an effort to ensure that we are generating sufficient revenue or gaining a competitive advantage to justify their costs. For further discussion regarding risks from our product development and introduction efforts, see Item 1A, "Risk Factors."

MARKETING AND SALES

We license or sell our products and services globally, primarily through indirect channels consisting of distributors and resellers. To a lesser extent we also transact directly with customers who are primarily large corporations. Our indirect channel model includes both a two-tiered distribution structure, where distributors sell to resellers, and a one-tiered structure, where Autodesk sells directly to resellers. We have a network of approximately 1,700 resellers and distributors worldwide. For fiscal 2009, approximately 86% of our revenue was derived from indirect channel sales through distributors and resellers, and we expect that the majority of our revenue will continue to be derived from indirect channel sales in the future. We employ a variety of incentive programs and promotions to align our reseller channel with our business strategy. Sales through one distributor, Tech Data Corporation and its affiliates, accounted for 14%, 14% and 12% of our net revenue for fiscal 2009, 2008 and 2007, respectively. No other distributor or reseller accounted for 10% or more of our revenue.

Our customer-related operations are divided into three geographic regions, the Americas, Europe/Middle East/Africa (EMEA) and Asia Pacific, and are supported by global marketing and sales organizations. These organizations develop and manage overall marketing and sales programs and work closely with a network of domestic and international sales offices. Fiscal 2009 net revenue in the Americas, EMEA and Asia Pacific regions was $782.3 million, $1,003.4 million and $529.5 million, respectively.

We also work directly with reseller and distributor sales organizations, computer manufacturers, other software developers and peripherals manufacturers in cooperative advertising, promotions and trade-show presentations. We employ mass-marketing techniques such as web casts, seminars, telemarketing, direct mailings and advertising in business and trade journals. We have a worldwide user group organization and we have created online user communities dedicated to the exchange of information related to the use of our products.

In addition to sales of new software licenses, we generate revenue through our maintenance program and upgrade program. These programs are available for a majority of our products and offer our customers two alternative means of migrating to the most recent version of our products.

Under the maintenance program, known by our user community as the Autodesk Subscription Program, customers who own a perpetual use license for the most recent version of the underlying product are able to purchase maintenance that provides them with unspecified upgrades when-and-if-available and are able to download e-Learning courses and receive online support over a one year or multi-year maintenance service period. Revenue from our maintenance program is reported separately on our Consolidated Statements of Income and is referred to throughout this document as maintenance revenue.

The Autodesk upgrade program allows customers who are not on the maintenance program to purchase upgrades, but only to the extent that they are still on an Autodesk-supported version of the product. Typically, the cost to upgrade is based on a multiple of the number of versions the customer is upgrading. An existing customer also has the option to upgrade, for a premium fee, to a different, industry-specific or 3D product, which generally has a higher price; we refer to this as a crossgrade. The cost of a crossgrade is substantially less than the cost of purchasing a new license and is available to maintenance customers as well. Revenue from our upgrade and crossgrade programs is reported on our Consolidated Statements of Income in "License and other." Our ability to effectively distribute our products depends in part upon the financial and business condition of our distributor and reseller networks. Computer software resellers and distributors are typically not highly capitalized. As a result, they have historically experienced difficulties during times of economic contraction and are experiencing difficulties in the current economic environment. While we have processes to ensure that we assess the creditworthiness of resellers and distributors prior to selling to them, if their financial condition were to deteriorate further they might not be able to make repeat purchases. The loss of, or a significant reduction in, business with any one of our major international distributors or large resellers could harm our business. Our reliance on distributors and resellers subjects us to other risks; see Item 1A, "Risk Factors," for further discussion.

We intend to continue to make our products available in foreign languages. We believe that international sales will continue to comprise the majority of our net revenue. Economic weakness in countries where we generate a significant portion of our net revenue, including the U.S., has had, and could in the future have, an adverse effect on our business. A summary of our financial information by geographic location is found in Note 11, "Segments" in the Notes to Consolidated Financial Statements.

CUSTOMER AND RESELLER SUPPORT

We provide technical support and training to customers through a leveraged support model, augmented by direct programs designed to address certain specific needs. Our customers rely primarily on the resellers and distributors from which they purchased licenses to our products for technical support; however, we do provide certain direct support for some of our customers. We support our resellers and distributors through technical product training, sales training classes, the Internet and telephone. We also provide online support directly to our customers through our maintenance program. There are also a number of user group forums in which customers are able to share information.

EDUCATIONAL PROGRAMS

We offer education programs and specially priced software purchasing options tailored for educational institutions, students, and faculty to train the next generation of users. We also offer classroom support, including standardized curricula developed by educators, instructor development, and a rich assortment of online learning resources. Users trained on our products are broadly available both from educational institutions and the existing workforce, reducing the cost of training for our customers.

DEVELOPER PROGRAMS

One of our key strategies is to maintain an open-architecture design of our software products to facilitate third-party development of complementary products and industry-specific software solutions. This approach enables customers and third parties to customize solutions for a wide variety of highly specific uses. We offer several programs that provide marketing, sales, technical support and programming tools to developers who develop add-on applications for our products. Over 3,300 developers in the Autodesk Developer Network create interoperable products that further enhance the range of integrated solutions available to our customers.

BACKLOG

We typically ship products shortly after receipt of an order, which is common in the software industry. Our aggregate backlog is primarily comprised of deferred revenue. Deferred revenue consists primarily of deferred maintenance revenue from our maintenance program. To a lesser extent, deferred revenue consists of deferred license and other revenue derived from collaborative project management services, consulting services and deferred license sales. Backlog also includes current software license product orders which have not yet shipped. The category of current software license product orders which we have not yet shipped consists of orders from customers with approved credit status for currently available license software products and may include both orders with current ship dates and orders with ship dates beyond the current fiscal period.

Aggregate backlog was $569.5 million at January 31, 2009, of which $552.1 million was deferred revenue and $17.4 million related to current software license product orders which had not yet shipped at the end of the fiscal year. Aggregate backlog was $521.5 million at January 31, 2008, of which $506.1 million was deferred revenue and $15.4 million related to current software license product orders which had not yet shipped at the end of the fiscal year. Deferred revenue increased over the prior year primarily due to an increase in deferred maintenance revenue. We do not believe that aggregate backlog as of any particular date is necessarily indicative of future results.

COMPETITION

The markets for our products are highly competitive and subject to rapid change. We strive to increase our competitive separation by investing in research and development, allowing us to bring new products to market and create exciting new versions of existing products that offer compelling efficiencies for our customers. We also compete through investments in marketing and sales.

Our PSEB, AEC and MSD segments compete with vendors that specialize primarily in one of the three industry segments in which we compete. Our competitors range from large, global, publicly traded companies to small, geographically focused firms. Our primary global competitors in these segments include Adobe Systems Incorporated, Bentley Systems, Incorporated, Dassault Systèmes S.A. and its subsidiary SolidWorks Corporation, Environmental Systems Research Institute, Inc. (ESRI), Google Inc., Intergraph Corporation, Nemetschek AG, Parametric Technology Corporation, and Siemens AG PLM software division.

Our M&E segment competes with a wide range of different companies from large global publicly-traded companies to small private entities. Large organizations that produce products that compete in some or all of our markets include Adobe Systems Incorporated, Apple Inc., Avid Technology, Inc., SONY Corporation and Thomson. The media and entertainment market is highly fragmented with complex interdependencies between many of the larger corporations. As a result, some of our competitors also own subsidiaries that are our customers or our partners in developing or bringing to market some of our solutions.

The software industry has limited barriers to entry, and the availability of computing power with continually expanding performance at progressively lower prices contributes to the ease of market entry. The design software market is characterized by vigorous competition in each of the vertical markets in which we compete, both from existing competitors and by entry of competitors with innovative technologies. Competition is increasingly enhanced by consolidation of companies with complementary products and technologies. In addition, some of our competitors in certain markets have greater financial, technical, sales and marketing and other resources than we do. See Item 1A, "Risk Factors," for further discussion of risks regarding competition.

Because of these and other factors, competitive conditions in these industries are likely to continue to intensify in the future. Increased competition could result in price reductions, reduced net revenue and profit margins and loss of market share, any of which could harm our business. Furthermore, in certain markets, some of our competitors have greater financial, technical, sales and marketing and other resources.

We believe that our future results depend largely upon our abilities to offer new products, whether by internal development or acquisition, and to continue to provide existing product offerings that compete favorably with respect to ease of use, reliability, performance, range of useful features, continuing product enhancements, reputation, price and training.

INTELLECTUAL PROPERTY AND LICENSES

We maintain an active program to legally protect our investment in technology through intellectual property rights. We protect our intellectual property through a combination of patent, copyright, trademark and trade secret protections, confidentiality procedures and contractual provisions. The nature and extent of legal protection associated with each such intellectual property right depends on, among other things, the type of intellectual property right and the given jurisdiction in which such right arises. We believe that our intellectual property rights are valuable and important to our business, including each of our segments.

Nonetheless, our intellectual property rights may not be successfully asserted in the future or may be invalidated, circumvented or challenged. In addition, the laws of various foreign countries where our products are distributed do not protect our intellectual property rights to the same extent as U.S. laws. Enforcement of intellectual property rights against alleged infringers can sometimes lead to costly litigation and counterclaims. Our inability to protect our proprietary information could harm our business.

From time to time, we receive claims alleging infringement of a third party's intellectual property rights, including patents. Disputes involving our intellectual property rights or those of another party have in the past and may in the future lead to, among other things, costly litigation or product shipment delays, which could harm our business.

We retain ownership of software we develop. All software is licensed to users and provided in object code pursuant to either shrink-wrap, embedded or on-line licenses, or signed license agreements. These agreements contain restrictions on duplication, disclosure and transfer.

We believe that because of the limitations of laws protecting our intellectual property and the rapid, ongoing technological changes in both the computer hardware and software industries, we must rely principally upon software engineering and marketing skills to maintain and enhance our competitive market position.

While we have recovered some revenue resulting from the unauthorized use of our software products, we are unable to measure the full extent to which piracy of our software products exists. We believe, however, that software piracy is and can be expected to be a persistent problem that negatively impacts our revenue.

In addition, through various licensing arrangements, we receive certain rights to intellectual property of others. We expect to maintain current licensing arrangements and to secure licensing arrangements in the future, as needed and to the extent available on reasonable terms and conditions, to support continued development and sales of our products and services. Some of these licensing arrangements require or may require royalty payments and other licensing fees. The amount of these payments and fees may depend on various factors, including but not limited to: the structure of royalty payments, offsetting considerations, if any, and the degree of use of the licensed technology.

See Item 1A, "Risk Factors," for further discussion of risks related to protecting our intellectual property.

PRODUCTION AND SUPPLIERS

Production of our PSEB, AEC, MSD and certain M&E software products involves duplication of the software media and, for certain products, the printing of user manuals. The purchase of media and the transfer of the software programs onto media for distribution to customers are performed by us and by licensed subcontractors. Media for our products include DVDs which are available from multiple sources. For certain of our products, user manuals are made available by request only as we work toward reducing our cost of shipping and production. User manuals and packaging materials are produced to our specifications by outside sources. Production is either performed in leased facilities operated by us or by independent third-party contractors. To date, we have not experienced any material difficulties or delays in the production of our software and documentation.

EMPLOYEES

As of January 31, 2009, we employed approximately 7,800 people. In January 2009, we announced a restructuring plan to reduce annual operating expenses. As part of that plan, we expect to reduce our workforce by approximately 750 employees, representing approximately 10 percent of our global workforce. However, approximately 650 of the total 750 employees impacted by the restructuring plan are considered to be employed as of January 31, 2009 and are included in the total employee count above. None of our employees in the United States are represented by a labor union; however, in certain foreign countries, our employees are represented by work councils. We have never experienced any work stoppages and believe our employee relations are good. Reliance upon employees in other countries entails various risks that possible government instability or regulation unfavorable to foreign-owned businesses could negatively impact our business in the future.

Even in weak economic conditions, recruiting highly skilled engineers in the software industry is competitive and difficult. We believe our future success is highly dependent on our continued ability to attract, retain and motivate highly skilled employees.

BUSINESS COMBINATIONS

Over the past three years, we acquired new technology or supplemented our technology by purchasing businesses focused in specific markets or industries. During this time period, we acquired a number of companies, including the following companies that have a significant impact on our business and are discussed in our Notes to Consolidated Financial Statements:

Date of closing	Company	Details
January 2009	ALGOR, Inc. ("ALGOR")	The ALGOR acquisition enhanced our digital prototyping solutions with new simulation and analysis capabilities such as thermal and fluid flow analysis. ALGOR has been incorporated into, and the related goodwill was assigned to, the MSD segment.
November 2008	Softimage	The Softimage acquisition provided 3D technology for the film, television and games markets. Softimage has been incorporated into, and the related goodwill was assigned to, the M&E segment.
June 2008	Moldflow Corporation ("Moldflow")	Moldflow software solutions are used for the design and engineering of injection-molded plastic parts. The acquisition of Moldflow added simulation and optimization capabilities to our digital prototyping solution portfolio. Moldflow has been incorporated into, and the related goodwill was assigned to, the MSD segment.
January 2008	Hanna Strategies Holdings, Inc. ("Hanna Strategies")	Hanna Strategies, a company that formerly performed software development services for us, has been incorporated into, and the related goodwill was assigned to, the MSD segment.
January 2008	Robobat, S.A. ("Robobat")	The Robobat acquisition provided an analysis engine localized for the EMEA and APAC markets. Robobat has been incorporated into, and the related goodwill was assigned to, the AEC segment.
June 2007	NavisWorks (UK) Limited ("NavisWorks")	The NavisWorks acquisition provided 3D coordination, collaboration and sequencing in design and construction. The acquisition has been incorporated into, and the related goodwill was assigned to, the AEC segment.
March 2006	Emerging Solutions, Inc. ("Constructware")	The Constructware acquisition provided on-demand communication and collaboration solutions. The acquisition has been incorporated into, and the related goodwill was assigned to, the AEC segment.

GLOSSARY OF TERMS

2D horizontal products—Autodesk's AutoCAD and AutoCAD LT products, which serve as the platform upon which our 2D vertical products are based. The 2D horizontal products are primarily developed by the Platform Solutions and Emerging Business segment. These products include our core design applications and can be used across a number of industries.

2D vertical products—Autodesk's 2D vertical solutions, including AutoCAD Architecture, AutoCAD Mechanical and Autodesk MapGuide, are built upon Autodesk's AutoCAD product and are enhanced with industry specific functionality.

3D model-based design products—Autodesk's 3D model-based design products, (Autodesk Revit products, Autodesk Inventor products, AutoCAD Civil 3D, Moldflow and Autodesk Navisworks products).

BIM (Building Information Modeling)—BIM describes a model-based technology linked with a database of project information, and is the process of generating and managing information throughout the life cycle of a building. BIM is used as a digital representation of the building process to facilitate exchange and interoperability of information in digital formats.

Digital prototyping—Digital prototyping allows designers, architects and engineers to analyze, simulate and visualize a design using a digital or virtual model rather than a physical model.

ITEM 1A. RISK FACTORS

We operate in a rapidly changing environment that involves a number of risks, many of which are beyond our control. In addition to the other information contained in this Form 10-K, the following discussion highlights some of these risks and the possible impact of these factors on future results of operations. If any of the following risks actually occur, our business, financial condition or results of operations may be adversely impacted, causing the trading price of our common stock to decline. In addition, these risks and uncertainties may impact the "forward-looking" statements described elsewhere in this Form 10-K and in the documents incorporated herein by reference. They could affect our actual results of operations, causing them to differ materially from those expressed in "forward-looking" statements.

The deteriorating global economic conditions may further affect our financial results, additionally harming our business.

As our business has expanded globally, we have become increasingly subject to the risks arising from adverse changes in domestic and global economic and political conditions. Global economic conditions have deteriorated over the past several quarters, particularly during our most recent fiscal quarter that ended on January 31, 2009. This has led to our customers deferring, reducing or cancelling purchases in response to tighter credit and negative financial news. These factors have negatively impacted our business and our financial results.

If global economic conditions continue to deteriorate, or our customers continue to perceive uncertainty in global economic conditions, many of our customers may further delay, reduce or cancel their technology purchases. This could result in further reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition.

In addition, continued weakness in the end-user market could further negatively affect the cash flow of our distributors and resellers who could, in turn, delay paying their obligations to us, which would increase our credit risk exposure and cause delays in our recognition of revenue on future sales to these customers.

These actions have and may continue to negatively impact our business, financial results and financial condition. In addition, the negative effect these factors have had on our cash flows has caused us to take an impairment charge on some of our long-term assets, and may cause us to take additional impairment charges in the future.

The actions that we are taking in response to the global economic slowdown and our related business slowdown may be costly and may not be as effective as anticipated.

We are taking actions to reduce our cost structure to more closely align our costs with our revenue levels. In taking these actions, we are attempting to balance the cost of such initiatives against the longer term benefit of such initiatives. In taking these actions, we will incur additional costs in the short term that may have the effect of reducing our operating margins. If we do not achieve the proper balance of these cost reduction initiatives, we may eliminate critical elements of our operations, the loss of which could negatively impact our ability to benefit from an economic recovery. We cannot assure that our cost cutting efforts will achieve appropriate levels of expenses and we may take additional actions in the future.

In addition, we are taking actions to stimulate demand through a number of programs. Although we are attempting to balance the cost of these programs against the longer term benefits, it is possible that we will make such investments without a corresponding increase in demand for our products. This would further reduce our operating margins and have a negative impact on our financial results.

The recent global credit and banking crisis may further negatively affect our business, results of operations, and financial condition.

The recent global financial crisis affecting the banking system and financial markets and the going concern threats to investment banks and other financial institutions have resulted in a tightening in the credit markets, a low level of liquidity in many financial markets, and extreme volatility in many financial instrument markets. Our business has been impacted by these events and may be further impacted from this global credit and banking crisis by: the insolvency of key channel partners impairing our distribution channels; counterparty failures negatively impacting our treasury functions, including timely access to our cash reserves; and increased expense or inability to obtain short-term financing if banks providing our line of credit are unable to lend us money when it is needed for our operations.

Net revenue or earnings shortfalls or the volatility of the market generally may cause the market price of our stock to decline.

The market price for our common stock has experienced significant fluctuations and may continue to fluctuate significantly. The market price for our common stock may be affected by a number of factors, including shortfalls in our expected net revenue, earnings or key performance metrics; changes in estimates or recommendations by securities analysts; the announcement of new products or product enhancements by us or our competitors; quarterly variations in our or our competitors' results of operations; developments in our industry; unusual events such as significant acquisitions, divestitures and litigation; and general socio-economic, political or market conditions and other factors, including factors unrelated to our operating performance, like the current credit issues affecting the economy or the operating performance of our competitors. For example, current deteriorating global economic conditions have negatively impacted our financial performance and in turn the market price of our common stock.

Significant changes in the price of our common stock could expose us to additional costly and time-consuming litigation. Historically, after periods of volatility in the market price of a company's securities, a company becomes more susceptible to securities class action litigation. This type of litigation is often expensive and diverts management's attention and resources.

A significant portion of our revenue is generated through maintenance revenue; any decrease in maintenance attach and renewal rates or a decrease in the number of new seats we sell would negatively impact our future revenue and operating results.

Our maintenance customers have no obligation to attach maintenance to their initial license or renew their maintenance contract after the expiration of their initial maintenance period, which is typically one year. Our customers' attach and renewal rates may decline or fluctuate as a result of a number of factors. If our customers do not attach maintenance to their initial license or renew their maintenance contract for our products, then our maintenance revenue will decline, and our business will suffer. In addition, a portion of the growth of our maintenance revenue has typically been associated with growth of the number of licenses that we sell. Any reduction in the number of licenses that we sell, even if our customers' attach rates do not change, will have a negative impact on our future maintenance revenue. This in turn would impact our business and harm our financial results.

We are exposed to fluctuations in currency exchange rates that could negatively impact our financial results and cash flows.

Because we conduct a substantial portion of our business outside the U.S. and we make certain business and resource decisions based on assumptions about foreign currency, we face exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve and economic conditions change, and they could have a material adverse impact on our financial results and cash flows.

We use derivative instruments to manage a portion of our earnings exposure and cash flow exposure to fluctuations in foreign currency exchange rates. As part of our risk management strategy, we use foreign currency forward and option contracts to manage a portion of our exposures of underlying assets, liabilities and other obligations, which exist as part of our ongoing business operations. These foreign currency instruments have maturities that extend for one to 12 months in the future, and provide us with some protection against currency exposures. Our attempts to hedge against these risks may not be successful, resulting in an adverse impact on our financial results.

During the first three quarters of fiscal year 2009, we benefited from the U.S. dollar's weakness against other currencies, since such depreciation has increased the revenue we report. However, during the last quarter of fiscal year 2009, the U.S. dollar strengthened as compared to other currencies, negatively impacting our revenue. If the U.S. dollar continues to strengthen, our future net revenue could be further harmed. Although we have expanded our foreign currency cash flow hedge program beyond the current quarter to a longer term program in order to reduce foreign currency volatility, we cannot completely mitigate this risk, and in any case, will incur transaction fees in adopting such hedging programs.

If we do not maintain our relationships with the members of our distribution channel, or achieve anticipated levels of sell-through, our ability to generate revenue will be adversely affected. If our distribution channel suffers financial losses or becomes financially unstable or insolvent, our ability to generate revenue will be adversely affected.

We sell our software products both directly to end-users and through a network of distributors and resellers. For fiscal 2009, approximately 86% of our revenue was derived from indirect channel sales through distributors and resellers, and we expect that the majority of our revenue will continue to be derived from indirect channel sales in the future. Our ability to effectively distribute our products depends in part upon the financial and business condition of our distributor and reseller network. Computer software distributors and resellers typically are not highly capitalized, have previously experienced difficulties during times of economic contraction and are experiencing difficulties in the current economic environment. We have processes to ensure that we assess the creditworthiness of distributors and resellers prior to our sales to them. In the past we have taken steps to support them, and may take additional steps in the future, such as extending credit terms and providing temporary discounts, which could harm our operating results. If our distributors and resellers were to become insolvent, their inability to maintain their business and sales would negatively impact our business and revenue. We rely significantly upon major distributors and resellers in both the U.S. and international regions, including distributors Tech Data Corporation and its global affiliates ("Tech Data"). Tech Data accounted for 14% and 14% of our consolidated net revenue for the fiscal years ended January 31, 2009 and 2008, respectively.

Over time, we have modified and will continue to modify aspects of our relationship with our distributors and resellers, such as their incentive programs, pricing to them and our distribution model to motivate and reward them for aligning their businesses with our strategy and business objectives. Changes in these relationships and underlying programs could negatively impact their business and harm our business. In addition, the loss of or a significant reduction in business with those distributors or resellers or the failure to achieve anticipated levels of sell-through with any one of our major international distributors or large resellers could harm our business. In particular, if one or more of such distributors or resellers were unable to meet their obligations with respect to accounts payable to us, we could be forced to write off such accounts and may be required to delay the recognition of revenue on future sales to these customers, which could have a material adverse effect on our results of operations in a given period.

Our investment portfolio is composed of a variety of investment vehicles in a number of countries that are subject to interest rate trends, market volatility and other economic factors. If general economic conditions continue to create a decline in interest rates, deterioration in the credit rating of our investments, or illiquidity in the financial marketplace, we may continue to experience a decline in interest income, an inability to sell our investments, or impairment in the value of our investments.

It is our policy to invest our cash, cash equivalents and marketable securities with and in the custody of financial institutions with high credit ratings and to limit the amounts invested with any one institution, type of security and issuer. However, we are subject to general economic conditions, interest rate trends and volatility in the financial marketplace that can affect the income that we receive from our investments, the net realizable value of our investments (including our cash, cash equivalents and marketable securities) and our ability to sell them. In the U.S., for example, if the Federal Reserve continues to lower interest rates, the yields on our portfolio securities may further decline. Any one of these factors could reduce our interest income, or result in material charges, which in turn could impact our overall net income and earnings per share.

For example, during fiscal year 2009 we recorded several other-than-temporary impairment charges to recognize the estimated loss in these investments. These charges impacted our overall net income and earnings per share.

A further description of our capital resources can be found in the Liquidity and Capital Resources section of Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our efforts to develop and introduce new product and service offerings, including new product features, expose us to risks such as limited customer acceptance, costs related to product defects and large expenditures that may not result in additional net revenue.

Rapid technological changes, as well as changes in customer requirements and preferences, characterize the software industry. We are devoting significant resources to the development of technologies, like our vertical design products and our digital prototyping and collaboration products. In addition, we are continually introducing new business models that require a considerable investment of technical and financial resources. We are making such investments through further development and enhancement of our existing products, as well as through acquisitions of new product lines. Such investments may not result in sufficient revenue generation to justify their costs, or competitors may introduce new products and services that achieve acceptance among our current customers, adversely affecting our competitive position. In particular, a critical component of our growth strategy is to have customers of our AutoCAD and AutoCAD LT products expand their portfolios to include our related 2D vertical industry products and our 3D model-based design products such as our Autodesk Inventor products, our Autodesk Revit products, our AutoCAD Civil 3D products and our Autodesk Navisworks products. Should sales of our AutoCAD and AutoCAD LT products decrease without a corresponding increase in 2D vertical and 3D model-based design product revenue or without purchases of customer seats to our 2D vertical products and 3D model-based design products, our results of operations will be adversely affected.

Additionally, the software products we offer are complex, and despite extensive testing and quality control, may contain errors or defects. These defects or errors could result in the need for corrective releases to our software products, damage to our reputation, loss of revenue, an increase in product returns or lack of market acceptance of our products, any of which would likely harm our business.

Our business could suffer as a result of risks and costs associated with strategic acquisitions and investments.

We regularly acquire or invest in businesses, software products and technologies that are complementary to our business through strategic alliances, equity investments or acquisitions. The risks associated with such acquisitions include, among others, the difficulty of assimilating the products, operations and personnel of the companies, the failure to realize anticipated revenue and cost projections, the requirement to test and assimilate the internal control processes of the acquired business in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404"), and the diversion of management's time and attention. In addition, such acquisitions and investments may involve significant transaction or integration-related costs. We may not be successful in overcoming such risks, and such acquisitions and investments may negatively impact our business. In addition, such acquisitions and investments have in the past and may in the future contribute to potential fluctuations in quarterly results of operations. The fluctuations could arise from transaction-related costs and charges associated with eliminating redundant expenses or write-offs of impaired assets recorded in connection with acquisitions and investments. For example, during our fourth quarter of fiscal 2009, we took an impairment charge of $128.9 million, primarily related to goodwill associated with acquisitions in our M&E segment. We also may need to make further investments to support these acquired companies and may have difficulty identifying and acquiring appropriate resources. These costs or charges could negatively impact results of operations for a given period, cause quarter to quarter variability in our operating results or negatively impact our operating results for several future periods.

Our operating results fluctuate within each quarter and from quarter to quarter making our future revenue and operating results difficult to predict.

Our quarterly operating results have fluctuated in the past and may do so in the future. These fluctuations could cause our stock price to change significantly or experience declines. Some of the factors that could cause our operating results to fluctuate include general global economic conditions, the timing of the introduction of new products by us or our competitors, lower growth or contraction of our upgrade or maintenance programs, stock-based compensation expense, fluctuations in foreign currency exchange rates, the financial and business condition of our reseller and distribution channels, failure to achieve anticipated levels of customer acceptance of key new applications, failure to follow sales policies, unexpected costs or other operating expenses, changes in product pricing or product mix, platform changes, failure to expand our AutoCAD and AutoCAD LT products customer base to related 2D vertical industry and 3D model-based design products, timing of product releases and retirements, failure to continue momentum of frequent release cycles or to move a significant number of customers from prior product versions in connection with our programs to retire major products, failure to accurately predict the impact of acquired businesses, failure to successfully or fully integrate acquired businesses and technologies, unexpected outcomes of matters relating to litigation, failure to achieve continued cost reductions and productivity increases, unanticipated changes in tax rates and tax laws, distribution channel management, changes in sales compensation practices, the timing of large sales, failure to effectively implement our copyright legalization programs, especially in developing countries, failure to achieve sufficient sell-through in our channels for new or existing products, renegotiation or termination of royalty or intellectual property arrangements, interruptions or terminations in the business of our consultants or third party developers, failure to grow lifecycle management or collaboration products, and unanticipated impact of accounting for technology acquisitions.

We have also experienced fluctuations in operating results in interim periods in certain geographic regions due to seasonality or regional economic conditions. In particular, our operating results in Europe during our third quarter are usually affected by a slow summer period, and our Asia Pacific operations typically experience seasonal slowing in our third and fourth quarters.

Our operating expenses are based in part on our expectations for future revenue and are relatively fixed in the short term. Accordingly, any revenue shortfall below expectations could have an immediate and significant adverse effect on our profitability. Greater than anticipated expenses or a failure to maintain rigorous cost controls would also negatively affect profitability. Further, gross margins may be adversely affected if our sales of AutoCAD LT, upgrades and Advanced Systems products, which historically have had lower margins, grow at a faster rate than sales of our higher-margin products.

Because we derive a substantial portion of our net revenue from AutoCAD-based software products, if these products are not successful, our net revenue will be adversely affected.

We derive a substantial portion of our net revenue from sales of licenses of AutoCAD software, including products based on AutoCAD that serve specific vertical markets, upgrades to those products and products that are interoperable with AutoCAD. As such, any factor adversely affecting sales of these products, including the product release cycle, market acceptance, product competition, performance and reliability, reputation, price competition, economic and market conditions and the availability of third-party applications, would likely harm our operating results.

We are dependent on international revenue and operations, exposing us to significant regulatory, global economic, intellectual property, collections, currency exchange rate, taxation and other risks, which could adversely impact our financial results.

We are dependent on our international operations for a significant portion of our revenue. Our international revenue, including that from emerging economies, is subject to general economic and political conditions in foreign markets, including conditions in foreign markets resulting from economic and political conditions in the U.S. These factors have recently adversely impacted and may in the future continue to adversely impact our future international revenue, and consequently our business as a whole. Further, our dependency on international revenue makes us much more exposed to global economic trends, which can negatively impact our financial results, even if our results in the U.S. are strong for a particular period.

In addition, we anticipate that our international operations will continue to account for a significant portion of our net revenue, and as we expand our international development, sales and marketing expertise, will provide significant support to our overall efforts in countries outside of the U.S. Risks inherent in our international operations include fluctuating currency exchange rates, including risks related to any hedging activities we undertake, unexpected changes in regulatory requirements, practices and tariffs, difficulties in staffing and managing foreign sales and development operations, longer collection cycles for accounts receivable, potential changes in tax laws, tax arrangements with foreign governments and laws regarding the management of data, possible future limitations upon foreign owned businesses, and greater difficulty in protecting intellectual property.

We have been named as a party in lawsuits related to our historical stock option practices and related accounting, and we may be named in additional litigation in the future, all of which could result in an unfavorable outcome and have a material adverse effect on our business, financial condition, results of operations, cash flows and the trading price for our securities.

We are currently defending two lawsuits that have been filed against us and our current officers and certain of our current and former directors and officers relating to our historical stock option practices and related accounting. See Note 13, "Commitments and Contingencies" in the Notes to Consolidated Financial Statements for a more detailed description of these proceedings. The ultimate outcomes of these actions could have a material adverse effect on our business, financial condition, results of operations, cash flows and the trading price for our securities.

We may become the subject of additional private or government actions in the future, including stockholder or employee litigation. Litigation may be time-consuming, expensive and disruptive to normal business operations, and the outcome of litigation is difficult to predict. The defense of lawsuits may result in significant expenditures and the diversion of our management's time and attention from the operation of our business, which could impede our business. All or a portion of any amount we may be required to pay to satisfy a judgment or settlement of any claims may not be covered by insurance.

Our business could be adversely affected if we are unable to attract and retain key personnel.

Our success depends largely on our ability to attract and retain highly skilled technical, professional, managerial, sales and marketing personnel. Historically, competition for these personnel has been intense; for example, over the past several quarters we have been actively recruiting a new chief financial officer. The loss of services of any of our key personnel, the inability to retain and attract qualified personnel in the future, or delays in hiring required personnel, particularly engineering and sales personnel, could make it difficult to meet key objectives, such as timely and effective product introductions and financial goals.

Existing and increased competition may reduce our net revenue and profits.

The software industry has limited barriers to entry, and the availability of desktop computers with continually expanding performance at progressively lower prices contributes to the ease of market entry. The markets in which we compete are characterized by vigorous competition, both by entry of competitors with innovative technologies and by consolidation of companies with complementary products and technologies. In addition, some of our competitors in certain markets have greater financial, technical, sales and marketing and other resources. Furthermore, a reduction in the number and availability of compatible third-party applications may adversely affect the sale of our products. Because of these and other factors, competitive conditions in the industry are likely to intensify in the future. Increased competition could result in continued price reductions, reduced net revenue and profit margins and loss of market share, any of which would likely harm our business.

We believe that our future results depend largely upon our ability to offer products that compete favorably with respect to reliability, performance, ease of use, range of useful features, continuing product enhancements, reputation and price.

If we are not able to adequately protect our proprietary rights, our business could be harmed.

We rely on a combination of patent, copyright and trademark laws, trade secret protections, confidentiality procedures and contractual provisions to protect our proprietary rights. Despite such efforts to protect our proprietary rights, unauthorized parties from time to time have copied aspects of our software products or have obtained and used information that we regard as proprietary. Policing unauthorized use of our software products is time-consuming and costly. While we have recovered some revenue resulting from the unauthorized use of our software products, we are unable to measure the extent to which piracy of our software products exists and software piracy can be expected to be a persistent problem. Furthermore, our means of protecting our proprietary rights may not be adequate.

We may face intellectual property infringement claims that could be costly to defend and result in our loss of significant rights.

As more software patents are granted worldwide, as the number of products and competitors in our industry segments grow and as the functionality of products in different industry segments overlap, we expect that software product developers will be increasingly subject to infringement claims. Infringement or misappropriation claims have in the past been, and may in the future be, asserted against us, and any such assertions could harm our business. Additionally, certain patent holders without products have become more aggressive in threatening and pursuing litigation in attempts to obtain fees for licensing the right to use patents. Any such claims or threats, whether with or without merit, have been and could in the future be time-consuming to defend, result in costly litigation and diversion of resources, or could cause product shipment delays or require us to enter into royalty or licensing agreements. In addition, such royalty or license agreements, if required, may not be available on acceptable terms, if at all, which would likely harm our business.

While we believe we currently have adequate internal control over financial reporting, we are required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have an adverse effect on our stock price.

Pursuant to Section 404, we are required to furnish a report by our management on our internal control over financial reporting. The report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management.

While we have determined in our Management Report on Internal Control over Financial Reporting included in this Annual Report on Form 10-K, that our internal control over financial reporting was effective as of January 31, 2009, we must continue to monitor and assess our internal control over financial reporting. If our management identifies one or more material weaknesses in our internal control over financial reporting and such weakness remains uncorrected at fiscal year end, we will be unable to assert such internal control is effective at fiscal year end. If we are unable to assert that our internal control over financial reporting is effective at fiscal year-end (or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls or concludes that we have a material weakness in our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which would likely have an adverse effect on our business and stock price.

In preparing our financial statements we make certain assumptions, judgments and estimates about our accruals, which, if not accurate, may significantly impact our financial results.

We make accruals for a number of items, including employee bonuses, partner incentive programs, product returns reserve, sales commissions, sabbatical, asset retirement obligations and allowance for doubtful accounts. These accruals are based on assumptions, judgments and estimates drawn from historical experience and various other factors that we believe are reasonable under the circumstances when made. Actual results could differ materially from our estimated accruals, and such differences could significantly impact our financial results.

Changes in existing financial accounting standards or practices, or taxation rules or practices may adversely affect our results of operations.

Changes in existing accounting or taxation rules or practices, new accounting pronouncements or taxation rules, or varying interpretations of current accounting pronouncements or taxation practice could have a significant adverse effect on our results of operations or the manner in which we conduct our business. Further, such changes could potentially affect our reporting of transactions completed before such changes are effective. For example, effective as of February 1, 2009, we adopted Statement of Financial Accounting Standards No. 141 (revised 2007) "Business Combinations" ("SFAS 141R"), which requires acquisition-related costs to be expensed as incurred, restructuring costs generally to be expensed in periods subsequent to the acquisition date, in-process research and development to be capitalized as an intangible asset with an indefinite life, and changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period, which will impact income tax expense. The impact that SFAS 141R has on our consolidated financial position, results of operations and cash flows will be dependent on the number and size of business combinations that the Company consummates subsequent to the adoption of the standard, as well as the valuation and allocation of the net assets acquired.

Our operating results could be negatively impacted if our tax positions are successfully challenged by tax authorities.

We are a U.S.-based multinational company subject to tax in multiple U.S. and foreign tax jurisdictions. Our effective tax rate is based on expected geographic mix of earnings, statutory rates, intercompany transfer pricing, and enacted tax rules. Significant judgment is required in determining our effective tax rate and in evaluating our tax positions on a worldwide basis. We believe our tax positions, including intercompany transfer pricing policies, are consistent with the tax laws in the jurisdictions in which we conduct our business. It is possible that these positions may be challenged by jurisdictional tax authorities and may have a significant impact on our effective tax rate.

We rely on third party technologies and if we are unable to use or integrate these technologies, our product and service development may be delayed.

We rely on certain software that we license from third parties, including software that is integrated with internally developed software and used in our products to perform key functions. These third-party software licenses may not continue to be available on commercially reasonable terms, and the software may not be appropriately supported, maintained or enhanced by the licensors. The loss of licenses to, or inability to support, maintain and enhance any such software could result in increased costs, or in delays or reductions in product shipments until equivalent software can be developed, identified, licensed and integrated, which would likely harm our business.

We regularly invest resources to update and improve our internal information technology systems. Should our investments not succeed, or if delays or other issues with new or existing internal technology systems disrupt our operations, our business could be harmed.

We rely on our network and data center infrastructure, internal technology systems and our websites for our development, marketing, operational, support and sales activities. We are continually investing resources to update and improve these systems and environments in order to meet the growing requirements of our business and customers. Such improvements are often complex, costly and time consuming. In addition, such improvements can be challenging to integrate with our existing technology systems, or uncover problems with our existing technology systems. Unsuccessful implementation of hardware or software updates and improvements could result in disruption in our business operations, loss of revenue or damage to our reputation.

Disruptions with licensing relationships and third party developers could adversely impact our business.

We license certain key technologies from third parties. Licenses may be restricted in the term or the use of such technology in ways that negatively affect our business. Similarly, we may not be able to obtain or renew license agreements for key technology on favorable terms, if at all, and any failure to do so could harm our business.

Our business strategy has historically depended in part on our relationships with third-party developers who provide products that expand the functionality of our design software. Some developers may elect to support other products or may experience disruption in product development and delivery cycles or financial pressure during periods of economic downturn. In particular markets, such disruption would likely negatively impact these third-party developers and end users, which could harm our business.

Additionally, technology created by outsourced product development, whether outsourced to third parties or developed externally and transferred to us through business or technology acquisitions have certain additional risks. These risks include potential difficulties with effective integration into existing products, adequate transfer of technology know-how and ownership and protection of transferred intellectual property.

As a result of our strategy of partnering with other companies for product development, our product delivery schedules could be adversely affected if we experience difficulties with our product development partners.

We partner with certain independent firms and contractors to perform some of our product development activities. We believe our partnering strategy allows us to, among other things, achieve efficiencies in developing new products and maintaining and enhancing existing product offerings. Our partnering strategy creates a dependency on such independent developers. Independent developers, including those who currently develop products for us in the U.S. and throughout the world, may not be able or willing to provide development support to us in the future. In addition, use of development resources through consulting relationships, particularly in non-U.S. jurisdictions with developing legal systems, may be adversely impacted by, and expose us to risks relating to, evolving employment, export and intellectual property laws. These risks could, among other things, expose our intellectual property to misappropriation and result in disruptions to product delivery schedules.

ITEM 1B. UNRESOLVED STAFF COMMENTS

We have received no written comments regarding our periodic or current reports from the staff of the SEC that were issued 180 days or more preceding the end of our 2009 fiscal year that remain unresolved.

ITEM 2. PROPERTIES

We lease 2,094,000 square feet of office space in 133 locations in the United States and internationally through our foreign subsidiaries. Our executive offices and corporate headquarters are located in leased office space in San Rafael, California. Our San Rafael facilities consist of 365,000 square feet under leases that have expiration dates ranging from December 2009 to November 2012. We and our foreign subsidiaries lease additional space in various locations throughout the world for local sales, product development and technical support personnel.

In January 2009 we announced a restructuring plan to reduce annual operating expenses. As part of that plan, we expect to consolidate or abandon approximately 180,000 square feet of leased office space in up to 27 locations that have been included in the totals disclosed above.

All facilities are in good condition and are operating at capacities averaging 71% occupancy worldwide as of January 31, 2009. We believe that our existing facilities and offices are adequate to meet our requirements for the foreseeable future. See Note 6, "Commitments and Contingencies," in the Notes to Consolidated Financial Statements for more information about our lease commitments.

ITEM 3. LEGAL PROCEEDINGS

During the fourth quarter of fiscal 2007, three stockholder derivative lawsuits were filed against Autodesk and certain of the Company's current and former directors and officers relating to its historical stock option practices and related accounting: on November 20, 2006, the Company and certain of its current and former members of the Board were sued in U.S. Federal District Court for the Northern District of California in a stockholder derivative action, entitled "Giles v. Bartz, et al.," Case No. C06-8175 (the "Giles Case"). On December 29, 2006, the Company, certain of its current and former members of the Board, and certain current and past executive officers were sued in United States Federal District Court for the Northern District of California in a stockholder derivative action, entitled "Campion v. Sutton, et al.," Case No. C06-07967. The Campion lawsuit was consolidated into the Giles Case and later voluntarily dismissed by the plaintiff on January 31, 2007. On January 9, 2007, the Company, certain of its current and former members of the Board, and certain current and former executive officers were sued in the Superior Court for the State of California, County of Marin in a stockholder derivative action, entitled "Koerner v. Bartz, et al.," Case No. CV-070112 (the "Koerner Case"). The plaintiff in the Giles Case filed an amended complaint on December 3, 2007, and the plaintiff in the Koerner Case filed an amended complaint on December 7, 2007. The Koerner Case has been stayed pending the outcome of the Giles Case. On February 10, 2009, the court in the Giles Case entered judgment against the plaintiff and dismissed the case. The plaintiff in the Giles Case did not appeal the judgment. These actions are in the preliminary stages of the litigation and Autodesk cannot determine the final financial impact of these matters based on the facts known at this time. However, it is possible that an unfavorable resolution of the matters could occur and materially affect its future results of operations, cash flows or financial position in a particular period.

In connection with our anti-piracy program, designed to enforce copyright protection of its software and conducted both internally and through the Business Software Alliance ("BSA"), from time to time we undertakes litigation against alleged copyright infringers or provides information to criminal justice authorities to conduct actions against alleged copyright infringers. Such lawsuits have led to counter claims alleging improper use of litigation or violation of other local law.

In addition, we are involved in legal proceedings from time to time arising from the normal course of business activities including claims of alleged infringement of intellectual property rights, commercial, employment, piracy prosecution and other matters. In our opinion, resolution of pending matters is not expected to have a material adverse impact on its consolidated results of operations, cash flows or its financial position. However, it is possible that an unfavorable resolution of one or more such proceedings could in the future materially affect its future results of operations, cash flows or financial position in a particular period.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the quarter ended January 31, 2009.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the NASDAQ Global Select Market under the symbol ADSK. The following table lists the high and low sales prices for each quarter in the last two fiscal years.

	High	Low
Fiscal 2009		
First Quarter	$41.96	$29.90
Second Quarter	$41.49	$31.89
Third Quarter	$38.37	$20.68
Fourth Quarter	$22.88	$14.37
Fiscal 2008		
First Quarter	$44.72	$37.15
Second Quarter	$47.90	$41.40
Third Quarter	$50.80	$40.47
Fourth Quarter	$51.04	$40.11

Dividends

We did not declare any cash or stock dividends in either fiscal 2009 or fiscal 2008. We anticipate that, for the foreseeable future, we will retain any earnings for use in the operation of our business.

Stockholders

As of January 31, 2009 the number of common stockholders of record was 643. Because many of our shares of common stock are held by brokers or other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by the record holders.

Issuer Purchases of Equity Securities

The purpose of Autodesk's stock repurchase program is to help offset the dilution to net income per share caused by the issuance of stock under our employee stock plans as well as to more effectively utilize excess cash generated from our business. The number of shares acquired and the timing of the purchases are based on several factors, including anticipated employee stock purchases during the period, the level of our cash balances, general business and market conditions, the market price of our stock, and other investment opportunities. There were no repurchases of our common stock during the three months ended January 31, 2009; during the year ended January 31, 2009 we repurchased 8.0 million shares of our common stock. At January 31, 2009, 16.1 million shares remained available for repurchase under the existing repurchase authorization. See Note 7, "Stockholders' Equity," in the Notes to Consolidated Financial Statements for further discussion.

Company Stock Performance

The following graph shows a five-year comparison of cumulative total return (equal to dividends plus stock appreciation) for our Common Stock, the Standard & Poor's 500 Stock Index and the Dow Jones U.S. Software Index.



Comparison of Five Year Cumulative Total Stockholder Return(1)
$400
$350
$300
$250
$200
$150
$100
$50
$0
1/04
1/05
1/06
1/07
1/08
1/09
Autodesk, Inc.
S&P 500
Dow Jones US Software

(1) Assumes $100 invested in January 31, 2004, in Autodesk's stock, the Standard & Poor's 500 Stock Index, and the Dow Jones U.S. Software Index, with reinvestment of all dividends. Total stockholder returns for prior periods are not an indication of future investment returns.

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data is not necessarily indicative of results of future operations, and should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the consolidated financial statements and related notes thereto included in Item 8 of this Form 10-K to fully understand factors that may affect the comparability of the information presented below. The financial data for the years ended January 31, 2009, 2008 and 2007 are derived from, and are qualified by reference to, the audited consolidated financial statements that are included in this Form 10-K. The financial data for the years ended January 31, 2006 and 2005 are derived from audited, consolidated financial statements which are not included in this Form 10-K.

	Fiscal year ended January 31,				
	2009	2008	2007	2006	2005
	(In millions, except per share data)				
For the Fiscal Year					
Net revenue	$2,315.2	$2,171.9	$1,839.8	$1,537.2	$1,238.9
Income from operations(1)	244.5	445.6	349.7	378.5	231.7
Net income(1)	183.6	356.2	289.7	333.6	221.1
At Year End					
Total assets	$2,420.7	$2,212.2	$1,797.5	$1,355.8	$1,140.6
Long-term liabilities	309.9	251.4	108.3	65.0	27.6
Stockholders' equity	1,310.7	1,230.5	1,115.0	803.0	649.8
Common Stock Data					
Basic net income per share	$ 0.81	$ 1.55	$ 1.26	$ 1.46	$ 0.97
Diluted net income per share	0.80	1.47	1.19	1.35	0.90
Dividends paid per share	—	—	—	0.015	0.06

(1) Under Statement of Financial Accounting Standards No. 123—revised 2004, "Share-Based Payment," ("SFAS No. 123R") net income for fiscal 2009, 2008 and 2007 includes stock-based compensation expense of $89.5 million, $99.3 million and $94.3 million, respectively. Results for fiscal 2009, 2008 and 2007 include amortization of acquisition-related intangibles of $46.6 million, $20.2 million and $14.4 million, respectively and results for fiscal 2009 and 2008 include in-process research and development from acquisitions of $26.9 million and $5.5 million, respectively. Results for fiscal 2008 include $13.7 million for employee tax expenses related to our voluntary review of historical stock option grant practices. Results for fiscal 2007 include litigation expenses related to a patent infringement lawsuit of $5.0 million. Fiscal 2009 and 2005 results include restructuring charges of $40.2 million and $26.7 million, respectively. Results for fiscal 2009 and 2008 include asset impairment charges of $129.8 million and $4.0 million, respectively.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion in our MD&A contains trend analyses and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are any statements that look to future events and consist of, among other things, our business strategies, anticipated future operating results, including net revenue, operating margins, product backlog, upgrade, crossgrade and maintenance revenue, the impact of our restructuring activities, the impact of acquisitions and investment activities, the effect of fluctuations in exchange rates on net revenue and expenses, costs and expenses, including cost of revenue and operating expenses, future income, our anticipated tax rate, and our ability to successfully expand our 2D horizontal customer base to our 2D vertical products and 3D model-based design products. In addition, forward-looking statements also consist of statements involving expectations regarding product acceptance, continuation of our stock repurchase program, and short-term and long-term cash requirements, as well as, statements involving trend analyses and statements including such words as "may," "believe," "could," "anticipate," "would," "might," "plan," "expect," and similar expressions or the negative of these terms or other comparable terminology. These forward-looking statements speak only as of the date of this Annual Report on Form 10-K and are subject to business and economic risks. As such, our actual results could differ materially from those set forth in the forward-looking statements as a result of the factors set forth above in Item 1A, "Risk Factors," and in our other reports filed with the U.S. Securities and Exchange Commission. We assume no obligation to update the forward-looking statements to reflect events that occur or circumstances that exist after the date on which they were made.

Strategy

Our goal is to be the world's leading 2D and 3D design and engineering software and services company for the architecture, engineering, and construction, manufacturing, geospatial mapping, and digital media and entertainment markets. Worldwide business trends such as globalization, sustainability, investment in infrastructure, and the increasing desire to keep data digital, are creating pressure on our customers to improve innovation while enhancing productivity. We offer our customers the ability to visualize and simulate real-world performance early in the design process through digital prototyping to foster innovation, enhance quality, and save time and money for competitive advantage. Our customers are seeking differentiation through design, and we believe our products provide a competitive advantage to succeed in this environment.

We believe that our ability to make technology available to mainstream markets is one of our competitive advantages. By innovating in existing technology categories, we bring powerful design products to volume markets. Our products are designed to be easy to learn and use, and to provide customers low cost of deployment, low total cost of ownership and a rapid return on investment. In addition, our software architecture allows for extensibility and integration with other products. We believe that our technological leadership, brand recognition, breadth of product line and large installed base will help us weather the economic storm and position us well for an eventual recovery.

We have created a large global community of distributors and resellers, third-party developers and customers. These relationships provide us with a broad reach into volume markets. Our distributor and reseller network is extensive and provides our customers with global resources for the purchase and support of our products as well as resources for effective and cost efficient training services. We believe the strength of our channel will help us maintain our leadership throughout the economic downturn. The overall health of our channel partners remains vitally important to us. We have an active partner assistance program in place on a global basis, and we will continue to work closely with our partners in a collaborative effort to fight through the current economic downturn. We have a significant number of registered third-party developers that create products that operate with our software products, further extending our reach into volume markets. Users trained on our products are broadly available both from educational institutions and the existing work force, reducing the cost of training for our customers. To train the next generation of users, we offer education programs, including classroom support, standardized curricula, instructor development, and specially priced software-purchasing options.

Our growth strategy derives from these core strengths. We continue to increase the business value of our design tools in a number of ways. We improve the performance and functionality of existing products with each new release. Our most recent product release commenced in March 2009. Beyond our 2D horizontal design products, we develop products addressing industry-specific needs including 2D vertical and 3D model-based products. We continually strive to improve our product functionality and specialization by industry while increasing product interoperability and usability. We are also considering innovative ways of delivering better user experiences to the customers we serve. As a result, we drive technology democratization and increase customer loyalty.

In addition, we believe that expanding our 2D horizontal product customers' portfolios to include our 2D vertical products and 3D model-based design products presents a meaningful growth opportunity and is an important part of our overall strategy. For fiscal 2009, revenue from 3D model-based design products increased 23%, including a 38% increase in related maintenance revenue, as compared to the prior fiscal year. We shipped approximately 142,000 commercial seats (which includes new seats and crossgrade seats) of 3D model-based design products, including approximately 37,000 seats of Autodesk Inventor and Autodesk Moldflow, and approximately 105,000 seats of our Architecture, Engineering and Construction products (Autodesk Revit, AutoCAD Civil 3D, Autodesk Navisworks and Autodesk Robobat). We expect that the adoption of 2D vertical products and 3D model-based design products will increase the productivity of our customers in all industries and result in richer design data. This migration also poses various risks to us. In particular, if we do not successfully expand our 2D horizontal customer base to our 2D vertical products and 3D model-based design products as expected, then we would not realize the growth we expect and our business would be adversely affected.

Expanding our geographic coverage is another key element of our growth strategy. We believe that emerging economies continue to present long-term growth opportunities for us, although revenue from emerging economies declined 31% for the fourth quarter of fiscal 2009 as compared to the same period of the prior fiscal year. For all of fiscal 2009, revenue from emerging economies increased 14% as compared to fiscal 2008. Revenue from emerging economies represented 18% of fiscal 2009 net revenue as compared to 17% of fiscal 2008 net revenue. While we believe there are long-term growth opportunities in emerging economies, conducting business in these countries presents significant challenges, including the current economic contraction in those countries, intellectual property protection and software piracy.

Our strategy includes improving our product functionality and expanding our product offerings through internal development as well as through the acquisition of products, technology and businesses. Acquisitions often increase the speed at which we can deliver product functionality to our customers; however, they entail integration challenges and may, in certain instances, negatively impact our operating margins. We continually review these trade-offs in making our decisions of whether to make acquisitions. The size and frequency of transactions to acquire products, technology and businesses increased during fiscal 2009 and the second half of fiscal 2008 as compared to earlier periods. We currently anticipate that we will selectively acquire products, technology and businesses as compelling opportunities that promote our strategy become available, but the pace at which we make such investments will vary depending upon our business needs, the availability of suitable sellers and technology, and our own financial condition.

Global economic conditions deteriorated significantly during our fiscal year ended January 31, 2009. Economic contraction in most countries and markets, and global financial market instability, including tighter credit, is adversely impacting our business. We have seen demand for our products and services decline in each of our major geographies and all the industries we serve, particularly during our most recent fiscal quarter that ended on January 31, 2009. We have taken, and continue to take, actions to address these global economic changes and how they are affecting our financial condition. Our strategy remains focused on leveraging our core strengths and investing in our long-term growth opportunities to achieve our goal of being the world's leading 2D and 3D design and engineering software and services company for the architecture, engineering, and construction, manufacturing, geospatial mapping, and digital media and entertainment markets.

Critical Accounting Policies and Estimates

Our Consolidated Financial Statements are prepared in conformity with U.S. generally accepted accounting principles. In preparing our Consolidated Financial Statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our Consolidated Financial Statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. We believe that of our significant accounting policies, which are described in Note 1, "Business and Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements, the following policies involve a higher degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Revenue Recognition. Our accounting policies and practices are in compliance with Statement of Position 97-2, "Software Revenue Recognition," as amended, and SEC Staff Accounting Bulletin No. 104, "Revenue Recognition."

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collection is probable. However, determining whether and when some of these criteria have been satisfied often involves assumptions and judgments that can have a significant impact on the timing and amount of revenue we report.

For multiple element arrangements that include software products, we allocate the sales price among each of the deliverables using the residual method, under which revenue is allocated to undelivered elements based on their vendor-specific objective evidence ("VSOE") of fair value. VSOE is the price charged when an element is sold separately or a price set by management with the relevant authority. If we do not have VSOE of the undelivered element, we defer revenue recognition on the entire sales arrangement until all elements for which we do not have VSOE are delivered. We are required to exercise judgment in determining whether VSOE exists for each undelivered element based on whether our pricing for these elements is sufficiently consistent.

Our assessment of likelihood of collection is also a critical factor in determining the timing of revenue recognition. If we do not believe that collection is probable, the revenue will be deferred until the earlier of when collection is deemed probable or payment is received.

Our indirect channel model includes both a two-tiered distribution structure, where distributors sell to resellers, and a one-tiered structure where Autodesk sells directly to resellers. Our product license revenue from distributors and resellers are generally recognized at the time title to our product passes to the distributor, in a two-tiered structure, or reseller, in a one-tiered structure, provided all other criteria for revenue recognition are met. This policy is predicated on our ability to estimate sales returns among other criteria. We are also required to evaluate whether our distributors and resellers have the ability to honor their commitment to make fixed or determinable payments, regardless of whether they collect payment from their customers. Our policy also presumes that we have no significant performance obligations in connection with the sale of our product licenses by our distributors and resellers to their customers. If we were to change any of these assumptions or judgments, it could cause a material increase or decrease in the amount of revenue that we report in a particular period.

Product Returns Reserves. We permit our distributors and resellers to return products up to a percentage of prior quarter purchases. The product returns reserve is based on historical experience of actual product returns, estimated channel inventory levels, the timing of new product introductions and promotions, channel sell-in for applicable markets and other factors.

Our product returns reserves were $12.5 million at January 31, 2009 and $14.4 million at January 31, 2008. Product returns as a percentage of applicable revenue were 5.2% in fiscal 2009, 3.5% in fiscal 2008 and 3.9% in fiscal 2007. During fiscal year 2009 and 2008, we recorded additions to our product returns reserves of $52.5 million and $46.8 million, respectively, which reduced our revenue.

Marketable Securities. At January 31, 2009 we had $71.1 million of short- and long-term marketable securities. We review our investments in marketable securities quarterly for indicators of other-than-temporary impairment. This determination requires significant judgment. In making this determination, we employ a systematic methodology that considers available quantitative and qualitative evidence. If the cost of an investment exceeds its fair value, we evaluate, among other factors, general market conditions, the duration and extent to which the fair value is less than cost, and our intent and ability to hold the investment. We also consider specific adverse conditions related to the financial health of, and business outlook for, the sponsor, including industry and sector performance, operational and financing cash flow factors, and rating agency actions. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded to our Consolidated Statements of Income. This impairment results in a new cost basis in the investment recorded in our Consolidated Balance Sheets. If market, industry, and/or sponsor conditions deteriorate, we may incur future impairments.

Determining the fair value of marketable securities that are not actively traded requires significant judgment. We recorded a $4.5 million impairment charge during fiscal 2009. This impairment related to investments in two money market funds: The Reserve International Liquidity Fund (the "International Fund") and The Reserve Primary Fund (the "Primary Fund," and together with the International Fund, the "Reserve Funds"). We believe this impairment charge is other-than-temporary; therefore, we recorded the amount as an expense under "Interest and other income (expense), net" in our Consolidated Statements of Income. The impairment occurred as a result of the Reserve Funds revaluing their holdings of debt securities issued by Lehman Brothers, which filed for Chapter 11 bankruptcy on September 15, 2008, and the resulting unusually high redemption requests on the Reserve Funds. Certain past and future distributions from the Reserve Funds are currently under dispute by fund investors and the actual amount of the loss on these investments is uncertain at this time. The cost basis of our investment in the Reserve Funds immediately prior to September 15, 2008 was $112.8 million; we received $75.0 million in distributions from the Reserve Funds during the third and fourth quarters of fiscal 2009. As of January 31, 2009, the cost basis of amounts still invested in the Reserve Funds by us and awaiting distribution was approximately $37.8 million. We believe we will receive substantially all of our remaining investment balance within the next twelve months; therefore, these assets are classified as current in our Consolidated Balance Sheet.

In addition, at January 31, 2009, we had auction rate securities with an estimated fair value of $7.6 million ($9.0 million cost basis) included in non-current "Marketable securities" due to their lack of liquidity. We determined that these securities are other-than-temporarily impaired, and we recorded a $1.4 million impairment charge in the fourth quarter of fiscal 2009. See further discussion of these Reserve Fund and auction rate securities in Liquidity and Capital Resources section below.

Goodwill. We test goodwill for impairment annually in the fourth quarter or sooner should events or changes in circumstances indicate potential impairment. When assessing goodwill for impairment, we use discounted cash flow models which include assumptions regarding projected cash flows. Variances in these assumptions could have a significant impact on our conclusion as to whether goodwill is impaired, or the amount of any impairment charge. Impairment charges, if any, result from instances where the fair values of net assets associated with goodwill are less than their carrying values. As changes in business conditions and our assumptions occur, we may be required to record impairment charges.

We recorded an impairment charge of approximately $128.2 million affecting the fourth quarter of fiscal 2009 representing the entire goodwill balance associated with our Media and Entertainment ("M&E") segment as of October 31, 2008. During the fourth quarter, revenue and cash flow projections for all segments were substantially impacted by the sharp downturn in the global economy and in our business. The M&E segment was the only segment which had a current fair value of its future discounted cash flows that fell below the carrying value of its assets. Should our revenue and cash flow projections decline significantly in the future, additional impairment charges may be recorded on goodwill. See further discussion of this impairment charge in Note 1, "Business and Summary of Significant Accounting Policies," in the Notes to the Consolidated Financial Statements.

Realizability of Long-Lived Assets. We assess the realizability of our long-lived assets and related intangible assets, other than goodwill, annually during the fourth fiscal quarter, or sooner should events or changes in circumstances indicate the carrying values of such assets may not be recoverable. We consider the following factors important in determining when to perform an impairment review: significant under-performance of a business or product line relative to budget; shifts in business strategies which affect the continued uses of the assets; significant negative industry or economic trends; and the results of past impairment reviews.

In assessing the recoverability of these long-lived assets, we first determine their fair values, which are based on assumptions regarding the estimated future cash flows that could reasonably be generated by these assets. If impairment indicators were present based on our undiscounted cash flow models, which include assumptions regarding projected cash flows, we discounted the cash flows to assess impairments on long-lived assets. Variances in these assumptions could have a significant impact on our conclusion as to whether an asset is impaired or the amount of any impairment charge. Impairment charges, if any, result in situations where any fair values of these assets are less than their carrying values.

In addition to our recoverability assessments, we routinely review the remaining estimated useful lives of our long-lived assets. Any reduction in the useful life assumption will result in increased depreciation and amortization expense in the quarter when such determinations are made, as well as in subsequent quarters.

We will continue to evaluate the values of our long-lived assets in accordance with applicable accounting rules. As changes in business conditions and our assumptions occur, we may be required to record impairment charges.

Income Taxes. We currently have $133.7 million of net deferred tax assets, mostly arising from tax credits, net operating losses, and timing differences for reserves, accrued liabilities, stock options, purchased technologies and capitalized software, partially offset by the establishment of U.S. deferred tax liabilities on unremitted earnings from certain foreign subsidiaries and acquired intangibles. We perform a quarterly assessment of the recoverability of these net deferred tax assets and believe that we will generate sufficient future taxable income in appropriate tax jurisdictions to realize the net deferred tax assets. Our judgments regarding future profitability may change due to future market conditions and other factors. These changes, if any, may require possible material adjustments to these net deferred tax assets, resulting in a reduction in net income in the period when such determinations are made.

Stock-Based Compensation. We account for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123—revised 2004, "Share-Based Payment" ("SFAS 123R"). Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which is generally the vesting period. SFAS 123R requires companies to estimate the fair value of stock-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our Consolidated Statements of Income. We use the Black-Scholes-Merton option-pricing model for determining the estimated fair value for employee stock awards. This model requires the input of assumptions, including expected stock price volatility, expected life, expected dividend yield and risk-free interest rate of each award. The parameters used in the model are reviewed on a quarterly basis and adjusted, as needed. Compensation expense for employee stock awards is recognized on a straight-line basis over the vesting period of the award.

Legal Contingencies. As described in Part I, Item 3, "Legal Proceedings" and Part II, Item 8, Note 6, "Commitments and Contingencies," in the Notes to Consolidated Financial Statements, we are periodically involved in various legal claims and proceedings. We routinely review the status of each significant matter and assess our potential financial exposure. If the potential loss from any matter is considered probable and the amount can be reasonably estimated, we record a liability for the estimated loss. Because of inherent uncertainties related to these legal matters, we base our loss accruals on the best information available at the time. As additional information becomes available, we reassess our potential liability and may revise our estimates. Such revisions could have a material impact on future quarterly or annual results of operations.

Recently Issued Accounting Standards

See Note 1, "Business and Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements for a full description of recent accounting pronouncements, including the expected dates of adoption and estimated effects on results of operations and financial condition, which is incorporation herein by reference.

Overview of Fiscal 2009 Results of Operations

	Fiscal Year Ended January 31, 2009	As a % of Net Revenue	Fiscal Year Ended January 31, 2008	As a % of Net Revenue
	(in millions)			
Net Revenue	$2,315.2	100%	$2,171.9	100%
Cost of revenue	219.1	9%	207.7	10%
Gross Profit	2,096.1	91%	1,964.2	90%
Operating expenses	1,851.6	80%	1,518.6	70%
Income from Operations	$ 244.5	11%	$ 445.6	20%

During fiscal 2009, as compared to fiscal 2008, net revenue increased 7%, gross profit increased 7% and income from operations decreased 45%. We expect net revenue to decrease in absolute dollars in fiscal 2010 as a result of adverse economic pressures on our customers.

During the third and fourth quarters of fiscal 2009 we experienced a dramatic change in the economic conditions of our markets globally. The first two quarters of fiscal 2009 were characterized by net revenue growth of 18% over the same period in the prior fiscal year and we reported an increase in income from operations of 20% for that six-month period, which was only slightly lower compared to the same period of the prior year as a result of our acquisition activity during the first six months of fiscal 2009. Due to the deteriorating global economic conditions during our third and fourth fiscal quarters, our results for the second half of fiscal 2009 were a stark contrast to the first half of the fiscal year. Revenue for the second half of fiscal 2009 declined by 4% compared to the same period in the prior fiscal year; revenue decreased sequentially 2% and 19% during our third and fourth quarters of fiscal 2009, respectively. Income from operations for the second half of fiscal 2009 was approximately break-even compared to a positive 20% operating margin for the second half of fiscal 2008; the third quarter fiscal 2009 positive operating margin of approximately 23% was offset by a 27% negative operating margin in the fourth quarter fiscal 2009 due primarily to a goodwill and intangibles impairment charge of $128.9 million, and a restructuring charge of $40.2 million.

Our primary goals for fiscal 2009 were to continue delivering our market-leading products and solutions to our customers, to drive revenue growth, and to invest in product functionality and new product lines while minimizing the impact of these investments on gross profit, operating margins and operating cash flow. Due primarily to the deterioration of the economy during the second half of the year, we were unable to achieve our revenue, operating margin and net income goals. In January 2009 we announced a restructuring plan to reduce headcount by approximately 10% and to consolidate certain facilities around the world in order to reduce our operating expenses. See further discussion of our restructuring plan in Note 14, "Restructuring Reserves" of the Notes to Consolidated Financial Statements. We are taking other actions in an attempt to stimulate demand and align our cost structure with the reality of our recent and anticipated financial results, including a hiring freeze, travel restrictions and other expense initiatives. In taking these actions, we may incur additional costs which could negatively impact our net income and cash flows from operating activities.

The 45% decrease in income from operations in fiscal 2009 as compared to fiscal 2008 was primarily due to goodwill and intangibles impairment charges of $128.9 million, or 29 percentage points of the 45% decrease, affecting the fourth quarter of fiscal 2009, principally associated with our M&E segment, and a restructuring charge of $40.2 million, or 9 percentage points of the 45% decrease, as well as the impact of in-process research and development expenses and intangibles amortization from our acquisition activity.

Net revenue for fiscal 2009 increased by 7% as compared to fiscal 2008 due to a 29% increase in maintenance revenue, slightly offset by a 1% decrease in license and other revenue. Net revenue for our 3D model-based design products increased 23%, while net revenue from our 2D products remained flat during fiscal 2009, as compared to the prior fiscal year. A critical component of our growth strategy is to continue to add new 2D horizontal users, while expanding our customers' portfolios to include our higher value 2D vertical and 3D model-based design products. For fiscal 2009 we experienced growth in net revenue in Europe, Middle East, Africa ("EMEA") and Asia Pacific ("APAC").

We generate a significant amount of our revenue in the United States, and in countries outside the United States such as Japan, Germany, France, the United Kingdom, Italy, the Russian Federation, Canada, South Korea, China and Australia. We benefited from a weaker U.S. dollar relative to foreign currencies in the first three quarters of fiscal 2009; the trend reversed in the fourth quarter of fiscal 2009 with the U.S. dollar strengthening against most currencies. The weaker value of the U.S. dollar relative to foreign currencies for the majority of fiscal 2009 had a positive effect of $56 million on operating income in fiscal 2009 compared to fiscal 2008. Had exchange rates from fiscal 2008 been in effect during fiscal 2009 ("on a constant currency basis"), translated international revenue billed in local currencies would have been $79 million lower and operating expenses would have been $23 million lower. This represents a 4% increase in net revenue and a 2% decrease in income from operations on a constant currency basis during fiscal 2009 as compared to fiscal 2008. Changes in the value of the U.S. dollar may have a significant effect on net revenue and income from operations in future periods. We use foreign currency forward and option collar contracts to reduce the exchange rate effect on the net revenue of certain anticipated transactions.

Our total operating margin decreased from 21% of net revenue in fiscal 2008 to 11% in fiscal 2009. This decrease is primarily due to the goodwill and intangibles impairment charge and the restructuring charge discussed above. These decreases were partially offset by a net revenue increase of 7%.

Even in these challenging economic times, we will continue to invest in growth and productivity initiatives so that we will be better positioned for growth when the economy improves. Over the longer term we intend to continue to balance investments in revenue growth opportunities with our goal of increasing our operating margins. Our operating margins are very sensitive to changes in revenue, given the relatively fixed nature of most of our expenses, which consist primarily of employee-related expenditures, facilities costs, and depreciation and amortization expense. For fiscal 2010, we expect total costs and expenses to decrease in absolute dollars as we continue to work on finding ways to align our cost structure with our current financial condition, and increase as a percentage of net revenue during fiscal 2010, as compared to fiscal 2009. However, there can be no assurance that our cost structure will not increase in the future or that we will be able to align our cost structure with our expected actual financial results. In addition, in taking these actions, we may incur additional costs which could negatively impact our net income and cash flows from operating activities. For the first quarter of fiscal 2010, we expect that our net income will be negative.

Net cash flows provided by operating activities of $593.9 million for fiscal 2009 was primarily comprised of net income and the net effect of non-cash expenses associated with stock-based compensation, the impairment of goodwill and intangibles, primarily related to our M&E segment, as well as restructuring charges. We expect net cash flows provided by operating activities to be negative in the first quarter of fiscal 2010 as a result of lower revenue combined with cash expenditures in the quarter for payments of the annual employee incentive plan and payments related to our restructuring plan.

We rely significantly upon major distributors and resellers in both the U.S. and international regions, including Tech Data Corporation and its global affiliates ("Tech Data"). Tech Data accounted for 14%, 14% and 12% of Autodesk's consolidated net revenue for fiscal 2009, 2008 and 2007, respectively.

We finished fiscal 2009 with $988.7 million in cash and marketable securities of which $7.6 million is classified as long-term. This is an increase from the $957.7 million balance at January 31, 2008. We had a $50.0 million draw outstanding on our $250.0 million available U.S. line of credit at January 31, 2009. We finished fiscal 2009 with $593.9 million of cash from operating activities as compared to $708.5 million during the previous fiscal year. Operating cash flows declined primarily due to the significant decrease in net income and a reduction of accrued bonuses and commissions. For the first quarter of fiscal 2010, we expect cash flow from operating activities to be negative as a result of lower revenue combined with cash outlays in the quarter for payments of the annual employee incentive plan and payments relating to the restructuring plan. In fiscal 2009 we purchased 8.0 million shares of our common stock for $256.6 million, and continued to invest in our business through acquisitions, and investments in other growth initiatives. Comparatively, during the prior fiscal year we repurchased 12.1 million shares of our common stock for $563.0 million and also completed several acquisitions. We completed fiscal 2009 with a higher deferred revenue balance and lower accounts receivable balance as compared to the previous fiscal year. Our deferred revenue balance at January 31, 2009 included $475.0 million of customer maintenance contracts related to our maintenance program, which will be recognized as maintenance revenue ratably over the life of the contracts, which is predominantly one year.

Results of Operations

Net Revenue

	Fiscal Year Ended January 31, 2009	Increase (decrease) compared to prior fiscal year		Fiscal Year Ended January 31, 2008	Increase compared to prior fiscal year		Fiscal Year Ended January 31, 2007
		$	%		$	%	
				(in millions)			
Net Revenue:							
License and other	$1,603.4	$(15.2)	-1%	$1,618.6	$202.7	14%	$1,415.9
Maintenance	711.8	158.5	29%	553.3	129.4	31%	423.9
	$2,315.2	$143.3	7%	$2,171.9	$332.1	18%	$1,839.8
Net Revenue by Geographic Area:							
Americas	$ 782.3	$(21.2)	-3%	$ 803.5	$ 69.0	9%	$ 734.5
Europe, Middle East and Africa	1,003.4	127.9	15%	875.5	188.0	27%	687.5
Asia Pacific	529.5	36.6	7%	492.9	75.1	18%	417.8
	$2,315.2	$143.3	7%	$2,171.9	$332.1	18%	$1,839.8
Net Revenue by Operating Segment:							
Platform Solutions and Emerging Business and Other	$1,017.7	$ 20.6	2%	$ 997.1	$118.2	13%	$ 878.9
Architecture, Engineering and Construction	524.6	44.6	9%	480.0	97.6	26%	382.4
Manufacturing Solutions	488.4	70.4	17%	418.0	84.7	25%	333.3
Media and Entertainment	262.1	3.5	1%	258.6	24.0	10%	234.6
Other	22.4	4.2	23%	18.2	7.6	72%	10.6
	$2,315.2	$143.3	7%	$2,171.9	$332.1	18%	$1,839.8

Fiscal 2009 Net Revenue Compared to Fiscal 2008 Net Revenue

License and Other Revenue

License and other revenue are comprised of two components: all forms of product license revenue and other revenue. Product license revenue includes revenue from the sale of new seat licenses, revenue from the Autodesk upgrade program and revenue from the Autodesk crossgrade program. Other revenue consists of revenue from consulting and training services, revenue from the Autodesk Developers Network, Autodesk Collaborative Solution hosting revenue, revenue from Autodesk's former Location Services division and revenue from Advanced Systems product support. We divested the Location Services division in February 2009, and we do not expect further revenue to be received from it (see Note 15, "Subsequent Events," in Notes to Consolidated Financial Statements for further information).

Total license and other revenue decreased 1% during fiscal 2009, as compared to fiscal 2008. Commercial new seat revenue from our 3D model-based design products and 2D products for fiscal 2009 was flat compared to fiscal 2008. During fiscal 2009, we experienced a decrease of approximately 13 percentage points due to lower number of seat licenses sold, offset by an increase of approximately 13 percentage points due to higher average net revenue per seat. During fiscal 2009, there was less correlation between revenue growth and seat license growth due to changes in our mix of geographies and products, proportion of maintenance in the user base, currency exchange rates, and average selling prices, and we expect this trend to continue. As a percentage of total net revenue, license and other revenue was 69% for fiscal 2009, 75% for fiscal 2008, and 77% for fiscal 2007. We expect license and other revenue to decrease in absolute dollars in fiscal 2010, as compared to fiscal 2009, as a result of adverse economic pressures on our customers.

Upgrade revenue, which includes crossgrade revenue, decreased by 8% during fiscal 2009 as compared to fiscal 2008, as expected. The decrease in upgrade revenue was driven primarily from the relatively smaller size of the upgradeable base of our AutoCAD-based products in fiscal 2009 as compared to the upgradeable base of our AutoCAD-based products in fiscal 2008, due to more customers on our maintenance program. Over the long term, we expect revenue from upgrades to decrease as we continue to move customers onto our maintenance program.

Revenue from the sales of our services, training and support, included in "License and other," represented less than 4% of net revenue for all periods presented.

Maintenance Revenue

Under our maintenance program, customers are eligible to receive unspecified upgrades when and if available, downloadable training courses and online support. We recognize maintenance revenue ratably over the maintenance contract periods. Maintenance revenue increased 29% for fiscal 2009 as compared to fiscal 2008. Approximately 20 percentage points of the 29% increase was due to increases in program enrollment and approximately 9 percentage points of the increase was due to higher net revenue per maintenance seat for fiscal 2009 as compared to the same period of the prior fiscal year. As a percentage of total net revenue, maintenance revenue was 31% for fiscal 2009, 25% for fiscal 2008, and 23% for fiscal 2007. Our maintenance program, available to most customers worldwide, continues to provide a cost effective and predictable budgetary option to obtain the productivity benefits of upgrades and enhancements when and if released during the term of their contracts. We expect maintenance revenue to decrease in absolute dollars in fiscal 2010 as a result of decreased program enrollment from declines in new product sales as well as maintenance attach and renewal rates. At January 31, 2009 our maintenance program enrollment consisted of about 1.7 million users.

Aggregate backlog at January 31, 2009 and January 31, 2008 was $569.5 million and $521.5 million, respectively, of which $552.1 million and $506.1 million, respectively, represented deferred revenue and $17.4 million and $15.4 million, respectively, related to current software license product orders that had not yet shipped at the end of each respective fiscal year. Deferred revenue consists primarily of deferred maintenance revenue.

To a lesser extent, deferred revenue consists of deferred license and other revenue derived from collaborative project management services, consulting services and deferred license sales. Backlog from current software license product orders that we have not yet shipped consists of orders for currently available licensed software products from customers with approved credit status and may include orders with current ship dates and orders with ship dates beyond the current fiscal period.

Net Revenue by Geographic Area

Net revenue in the Americas region decreased by 3% during fiscal 2009 as compared to fiscal 2008, as a result of a 15% decrease in revenue from new seats in the Americas and a 19% decrease in revenue from upgrades, offset in part by a 16% increase in maintenance revenue. Growth in the Americas was affected by a slowing economy that impacted growth rates for all of our products in fiscal 2009.

Net revenue in EMEA increased by 15%, or 9% on a constant currency basis, during fiscal 2009, as compared to fiscal 2008, primarily due to a 39% increase in maintenance revenue and a 6% increase in new seat revenue, slightly offset by a 1% decrease in revenue from upgrades. EMEA's growth during fiscal 2009 was primarily due to growth in the EMEA emerging economies, as well as in Germany, France, Switzerland, Italy, Belgium and Sweden. The positive effect of the weaker value of the U.S. dollar relative to the euro, the British pound and other European currencies also contributed to the increase in net revenue in EMEA. Had exchange rates during fiscal 2008 been in effect during fiscal 2009, translated net revenue in EMEA would have been $53 million lower in fiscal 2009.

Net revenue in APAC increased by 7%, or 2% on a constant currency basis, during fiscal 2009, as compared to fiscal 2008, primarily due to a 36% increase in maintenance revenue and a 3% increase in new seat revenue, partially offset by a 4% decrease in revenue from upgrades. Net revenue growth in APAC during fiscal 2009 occurred primarily due to growth in Japan and Australia; net revenue from APAC emerging economies in fiscal 2009 was flat compared to the prior fiscal year. Had exchange rates during fiscal 2008 been in effect during fiscal 2009, translated net revenue in APAC would have been $27 million lower in fiscal 2009.

We believe that international net revenue will continue to comprise a majority of our total net revenue. International net revenue represented 72% of our net revenue in fiscal 2009 and 69% of our net revenue in fiscal 2008. We started to experience some economic difficulty in international sales in the third quarter of fiscal 2009. Global conditions have worsened since then, and the economic downturn significantly impacted our international sales during the fourth quarter of fiscal 2009, particularly the robust business we had been seeing in emerging economies. Net revenue in emerging economies grew by 14% from fiscal 2008 to fiscal 2009, primarily due to revenue from the Russian Federation, other EMEA emerging economies and India. This growth was a significant factor in our international sales growth during fiscal 2009. In contrast, fourth quarter fiscal 2009 net revenue in the EMEA and APAC regions decreased 16% and 25%, respectively, compared to the fourth quarter of fiscal 2008, and net revenue from emerging economies declined 31% for the fourth quarter of fiscal 2009 as compared to the same period of the prior fiscal year. Further economic weakness in any of the countries that contributes a significant portion of our net revenue could have an even greater adverse effect on our business in those countries. Changes in the value of the U.S. dollar relative to foreign currencies could also significantly affect our future financial results for a given period.

Net Revenue by Operating Segment

Net revenue for PSEB increased 2% during fiscal 2009, as compared to fiscal 2008, primarily due to a 3% increase in revenue from AutoCAD LT, partially offset by a 1% decrease in revenue from AutoCAD.

Net revenue for AEC increased 9% during fiscal 2009, as compared to fiscal 2008, primarily due to a 22% increase in revenue from Autodesk Revit. This increase was partially offset by a 13% decrease in revenue from AutoCAD Architecture. Also contributing to the increase in AEC's net revenue during fiscal 2009 was an increase in revenue from the Autodesk Robot Structural Analysis (Robobat) and Autodesk Navisworks products.

Net revenue for MSD increased 17% during fiscal 2009, as compared to fiscal 2008, primarily due to an 8% increase in revenue from Autodesk Inventor products and a 12% increase in revenue from AutoCAD Mechanical. Contributing 7 percentage points of the 17% increase in MSD's net revenue for fiscal 2009 was revenue from the Autodesk Moldflow products of $30.8 million.

Net revenue for M&E increased 1% during fiscal 2009, as compared to fiscal 2008, primarily due to a 9% increase in net revenue from our Animation product group. The increase in Animation revenue was primarily due to a 25% increase in revenue from Autodesk 3ds Max. Net revenue from Advanced Systems decreased 8% during fiscal 2009, as compared to fiscal 2008.

Fiscal 2008 Net Revenue Compared to Fiscal 2007 Net Revenue

License and Other Revenue

Growth in license and other revenue during fiscal 2008, as compared to fiscal 2007, was primarily due to growth in new seat revenue for most major products driven by the release of our 2008 family of products. Total license and other revenue increased 14% for fiscal 2008 as compared to the prior fiscal year. This growth was primarily due to a 20% increase in commercial new seat revenue from our 2D products and 3D model-based design products. This 20% increase largely was driven by the release of our 2008 family of products. Slightly less than 13 percentage points of the 20% increase was due to higher average revenue per seat and approximately 7 percentage points of the 20% increase was due to increases in the number of seats sold. As a percentage of total net revenue, license and other revenue was 75% for fiscal 2008, 77% for fiscal 2007 and 82% for fiscal 2006.

Revenue from the sale of new seats increased 19% from fiscal 2007 to fiscal 2008. The increase is due to an 18% increase in revenue from new seats of our 2D products, primarily AutoCAD LT, AutoCAD, AutoCAD Mechanical and AutoCAD Architecture. The increase was also due to a 30% increase in revenue from new seats of our 3D model-based design products (Autodesk Revit products, Autodesk Inventor products, AutoCAD Civil 3D, and Autodesk Navisworks software). The increase in new seat revenue was driven primarily by higher average net revenue per seat and volume growth in both our 2D design and 3D model-based design products.

The positive effect of the weaker value of the U.S. dollar relative to foreign currencies also contributed to the increase in total net revenue in fiscal 2008 as compared to fiscal 2007. In addition, we experienced growth in net revenue in all three of our geographic regions and strong growth in the emerging economies of EMEA and APAC.

Upgrade revenue, which includes crossgrade revenue, decreased by 17% during fiscal 2008 as compared to the prior fiscal year, as expected. The decrease in upgrade revenue was driven primarily from the relatively smaller size of the upgradeable base of our AutoCAD-based products in fiscal 2008 as compared to the upgradeable base of our AutoCAD-based products in fiscal 2007, due to more customers on our maintenance program. In addition, during the second half of fiscal 2008 and fiscal 2007, AutoCAD LT customers could crossgrade to any other product at a promotional rate, which contributed approximately $9.1 million to upgrade revenue in fiscal 2008 as compared to $21.4 million in fiscal 2007.

Maintenance Revenue

Maintenance revenue increased 31% for fiscal 2008 as compared to the prior fiscal year. As a percentage of total net revenue, maintenance revenue was 25% for fiscal 2008, 23% for fiscal 2007, and 18% for fiscal 2006.

Due to the increase in our maintenance base over time, the relative upgradeable installed base of the AutoCAD-based products not on maintenance during fiscal 2008 was smaller than the upgradeable installed base of the AutoCAD-based products not on maintenance during fiscal 2007.

Aggregate backlog at January 31, 2008 and January 31, 2007 was $521.5 million and $395.8 million, respectively, of which $506.1 million and $378.8 million represented deferred revenue and $15.4 million and $17.0 million, respectively, related to current software license product orders which have not yet shipped at the end of each respective fiscal year.

Net Revenue by Geographic Area

Net revenue in the Americas region increased by 9% during fiscal 2008, as compared to fiscal 2007, primarily due to a 22% increase in maintenance revenue. Revenue from new seats in the Americas increased 2% during fiscal 2008 as compared to fiscal 2007 driven by new seat revenue from our 3D model-based design products offset by a decline in new seat revenue from our 2D products compared to the prior fiscal year. Revenue from upgrades decreased by 14% in the Americas during fiscal 2008 compared to the prior fiscal year. Growth in the Americas was also impacted by a slowing economy that impacted growth rates for all of our products in the fourth quarter of fiscal 2008. Had exchange rates during fiscal 2007 been in effect during the same period of fiscal 2008, translated net revenue in the Americas would have been $0.1 million lower in fiscal 2008.

Net revenue in EMEA increased by 27% during fiscal 2008, as compared to fiscal 2007, primarily due to a 37% increase in new seat revenue and 40% increase in maintenance revenue. Revenue from new seats in EMEA increased during fiscal 2008 as compared to fiscal 2007 driven by new seat revenue from our 2D design products and 3D model-based design products. These increases were partially offset by 24% decrease in revenue from upgrades. EMEA's growth during fiscal 2008 was primarily due to growth in the EMEA emerging economies, the United Kingdom, Germany, France, Belgium and Austria. Had exchange rates during fiscal 2007 been in effect during the same period of fiscal 2008, translated net revenue in EMEA would have been $66.7 million lower in fiscal 2008.

Net revenue in APAC increased 18% during fiscal 2008, as compared to fiscal 2007, primarily due to an 18% increase in new seats revenue, a 32% increase in maintenance revenue, and a 9% increase in revenue from upgrades. Revenue from new seats in APAC increased due to strong new seat revenue from our 2D products and 3D model-based design products. Net revenue growth in APAC during fiscal 2008 occurred primarily due to growth in the APAC emerging economies, Japan, South Korea and Australia. Had exchange rates during fiscal 2007 been in effect during the same period of fiscal 2008, translated net revenue in APAC would have been $4.4 million lower in fiscal 2008.

International net revenue represented 69% of our net revenue in fiscal 2008 and 66% of our net revenue in fiscal 2007. Net revenue in emerging economies grew by 40% from fiscal 2007 to fiscal 2008, primarily due to revenue from the EMEA emerging economies, China and India. This growth was a significant factor in our international sales growth during fiscal 2008.

Net Revenue by Operating Segment

Net revenue for PSEB increased 13% during fiscal 2008, as compared to fiscal 2007, primarily due to a 24% increase in revenue from AutoCAD LT and a 6% increase in revenue from AutoCAD.

Net revenue for AEC increased 26% during fiscal 2008, as compared to fiscal 2007, primarily due to a 40% increase in revenue from Autodesk Revit, a 24% increase in revenue from AutoCAD Civil 3D and a 9% increase in revenue from AutoCAD Architecture.

Net revenue for MSD increased 25% during fiscal 2008, as compared to fiscal 2007, primarily due to a 17% increase in revenue from Autodesk Inventor products and a 28% increase in revenue from AutoCAD Mechanical.

Net revenue for M&E increased 10% during fiscal 2008, as compared to fiscal 2007. During fiscal 2008, net revenue from our Animation product group increased 22% due to increases in revenue from our animation products 3ds Max and Maya. Net revenue growth from Advanced Systems was flat as compared to the prior fiscal year due to the migration of our Advanced Systems solutions from Silicon Graphics, Inc. ("SGI") hardware to PC-based hardware systems which have a lower price but generate better margins.

Cost of Revenue

	Fiscal Year Ended January 31, 2009	Increase (decrease) compared to prior fiscal year		Fiscal Year Ended January 31, 2008	Increase (decrease) compared to prior fiscal year		Fiscal Year Ended January 31, 2007
		$	%		$	%	
				(in millions)			
Cost of revenue:							
License and other	$210.2	$11.1	6%	$199.1	$ (9.9)	-5%	$209.0
Maintenance	8.9	0.3	3%	8.6	(0.1)	-1%	8.7
	$219.1	$11.4	5%	$207.7	$(10.0)	-5%	$217.7
As a percentage of net revenue	9%			10%			12%

Cost of license and other revenue includes direct material and overhead charges, labor costs of fulfilling service contracts and order processing, including stock-based compensation expense for these employees, royalties and amortization of purchased technology. Direct material and overhead charges include the cost of hardware sold (mainly PC-based workstations for Advanced Systems in the M&E segment), costs associated with transferring our software to electronic media, printing of user manuals and packaging materials and shipping and handling costs.

Cost of license and other revenue increased 6% during fiscal 2009, as compared to fiscal 2008 even though license and other revenue decreased by 1%. Cost of license and other revenue increased in fiscal 2009 due to an increase in amortization of purchased technology due to the number of acquisitions completed during fiscal years 2009 and 2008, slightly offset by decreases in employee-related expenses. Since many of these costs are headcount-related expenses, they do not vary proportionally with changes in revenue. Cost of license and other revenue decreased 5% during fiscal 2008, as compared to fiscal 2007, due primarily to a shift in Advanced Systems from SGI hardware to PC-based hardware.

Cost of maintenance revenue includes costs of sales associated with our maintenance program. Costs of maintenance revenue remained relatively consistent in both relative dollars and as a percentage of net revenue during fiscal 2009 as compared to fiscal 2008. Costs of maintenance revenue remained relatively consistent in both relative dollars and as a percentage of net revenue during fiscal 2008 as compared to fiscal 2007.

Cost of revenue, at least over the near term, is affected by the volume and mix of product sales, changing consulting costs, software amortization costs, royalty rates for licensed technology embedded in our products, new customer support offerings and the effect of expensing employee stock-based compensation expense. We expect cost of revenue to decline in absolute dollars during fiscal 2010, as compared to fiscal 2009, with decreases in revenue as we continue to find ways to reduce our operating expenses to align with our financial condition, and increase as a percentage of net revenue during fiscal 2010, as compared to fiscal 2009.

Marketing and Sales

	Fiscal year Ended January 31, 2009	Increase compared to prior fiscal year		Fiscal year Ended January 31, 2008	Increase compared to prior fiscal year		Fiscal year Ended January 31, 2007
		$	%		$	%	
				(in millions)			
Marketing and sales	$900.7	$53.0	6%	$847.7	$147.3	21%	$700.4
As a percentage of net revenue	39%			39%			38%

Marketing and sales expenses include salaries, benefits, bonuses and stock-based compensation expense for our marketing and sales employees and costs of programs aimed at increasing revenue, such as advertising, trade shows and expositions, and various sales and promotional programs. Marketing and sales expenses also include travel and facility costs for our marketing, sales, dealer training and order support personnel, sales and dealer commissions, labor costs of sales order processing, and overhead charges.

Marketing and sales expense increased 6% during fiscal 2009, as compared to fiscal 2008, primarily due to $55.0 million of higher employee-related costs driven by increased marketing and sales headcount in fiscal 2009 as compared to fiscal 2008.

Marketing and sales expense increased 21% during fiscal 2008, as compared to fiscal 2007, primarily due to $95.5 million of higher employee-related costs driven by increased marketing and sales headcount and increased commissions and commission accelerators from higher revenue in fiscal 2008 as compared to fiscal 2007. The increase was also due to $18.5 million of increased marketing and promotion costs related to product launches, trade shows, branding, and demand generation.

We expect to continue to invest in marketing and sales of our products to develop market opportunities, to promote our competitive position and to strengthen our channel support, but at a slower pace. We expect marketing and sales expense to decrease in absolute dollars during fiscal 2010, as compared to fiscal 2009, as we continue to find ways to reduce our operating expenses to align with our financial condition, and increase as a percentage of net revenue during fiscal 2010, as compared to fiscal 2009.

Research and Development

	Fiscal year Ended January 31, 2009	Increase compared to prior fiscal year		Fiscal year Ended January 31, 2008	Increase compared to prior fiscal year		Fiscal year Ended January 31, 2007
		$	%		$	%	
				(in millions)			
Research and development	$576.1	$85.6	17%	$490.5	$79.9	19%	$410.6
As a percentage of net revenue	25%			23%			22%

Research and development expenses, which are expensed as incurred, consist primarily of salaries, benefits, bonuses and stock-based compensation expense for research and development employees, purchased in-process research and development expense, overhead charges and fees paid to software development firms and independent contractors.

Research and development expenses increased 17% during fiscal 2009, as compared to fiscal 2008, primarily due to an increase in employee related costs of $63.8 million driven by increased research and development headcount. Also contributing to the increase in research and development expenses was $26.9 million of in-process research and development from acquisitions during fiscal 2009. These increases were partially offset by a $3.1 million reduction in stock-based compensation expense for our research and development employees.

Research and development expenses increased 19% during fiscal 2008, as compared to fiscal 2007, primarily due to an increase in employee related costs of $33.2 million driven by increased research and development headcount, and an $11.6 million increase in consulting services and in-process technology purchases from Hanna Strategies. Also contributing to the increase in research and development expenses was $5.5 million of in-process research and development from acquisitions during fiscal 2008. Additionally, in the fourth quarter of fiscal 2008 we accelerated certain internal product development initiatives that increased research and development costs.

Overall, we increased our investment in research and development during fiscal 2009 as compared to the prior fiscal year to create new products and new versions of existing products, broader interoperability, accelerated localization efforts and improvements in visualization, simulation and analysis. We expect research and development expense to decrease in absolute dollars during fiscal 2010 as compared to fiscal 2009, as we continue to find ways to reduce our operating expenses to align with our financial condition, and increase as a percentage of net revenue during fiscal 2010, as compared to fiscal 2009.

During fiscal 2008, we incurred a total of approximately $38.3 million for consulting services and in-process technology purchases from Hanna Strategies compared to $26.7 million in fiscal 2007. The cost of the in-process technology acquired from Hanna Strategies was immediately recognized as an expense because the technology had not yet reached technological feasibility and had no alternative future use. During the fourth quarter of fiscal 2008 we acquired the remaining 72% ownership interest in Hanna Strategies for net consideration of $13.5 million. See Note 13, "Business Combinations," in Notes to Consolidated Financial Statements for further discussion of this acquisition.

General and Administrative

	Fiscal year Ended January 31, 2009	Increase compared to prior fiscal year		Fiscal year Ended January 31, 2008	Increase compared to prior fiscal year		Fiscal year Ended January 31, 2007
		$	%		$	%	
				(in millions)			
General and administrative	$205.7	$25.3	14%	$180.4	$19.0	12%	$161.4
As a percentage of net revenue	9%			8%			9%

General and administrative expenses include salaries, benefits, bonuses and stock-based compensation expense for our finance, human resources and legal personnel, as well as, professional fees for legal and accounting services and amortization expense of customer relationships and trademarks acquired.

General and administrative expenses increased 14% from fiscal 2008 to fiscal 2009 primarily due to a $12.7 million increase in employee-related costs, due to an increase in general and administrative headcount, and a $14.1 million increase in amortization of acquired intangible assets during fiscal 2009. General and administrative expenses increased 12% from fiscal 2007 to fiscal 2008 primarily due to a $19.6 million increase in employee related costs, due to an increase in general and administrative headcount. We expect general and administrative expense to decrease in absolute dollars during fiscal 2010 as compared to fiscal 2009, as we continue to find ways to reduce our operating expenses to align with our financial condition, and increase as a percentage of net revenue during fiscal 2010, as compared to fiscal 2009.

Impairment of Goodwill and Intangibles

	Fiscal year Ended January 31, 2009	Increase compared to prior fiscal year		Fiscal year Ended January 31, 2008	Increase compared to prior fiscal year		Fiscal year Ended January 31, 2007
		$	%		$	%	
				(in millions)			
Impairment of goodwill and intangibles	$128.9	$128.9	*	$—	$—	*	$—
As a percentage of net revenue	6%			0%			0%

* Percentage is not meaningful

We recorded a $128.9 million impairment charge affecting the fourth quarter of fiscal 2009, primarily related to impairment of goodwill associated with our M&E segment. During the three months ended January 31, 2009, revenue and cash flow projections for all segments decreased substantially as the economy worsened. The M&E segment was the only segment which had a current fair value that fell below the carrying value of its assets. Should our revenue and cash flow projections decline significantly in the future, additional impairment charges may be recorded on goodwill. See Note 1, "Business and Summary of Significant Accounting Policies," in Notes to Consolidated Financial Statements for further discussion.

Restructuring

	Fiscal year Ended January 31, 2009	Increase compared to prior fiscal year $	%	Fiscal year Ended January 31, 2008	Increase compared to prior fiscal year $	%	Fiscal year Ended January 31, 2007
				(in millions)			
Restructuring	$40.2	$40.2	*	$—	$—	*	$—
As a percentage of net revenue	2%			0%			0%

* Percentage is not meaningful

In the fourth quarter of fiscal 2009, we initiated a restructuring program in order to reduce our operating costs. This program will reduce the number of employees by a total of approximately 750 full-time positions globally and will result in the consolidation of up to 27 leased facilities. In connection with this restructuring plan, we recorded restructuring charges totaling $40.2 million related to one-time termination benefits for the elimination of approximately 620 of these full-time positions globally, and we began the consolidation of nine leased facilities during the fourth quarter of fiscal 2009. Charges associated with these one-time termination benefits and consolidation of leased facilities have been recorded in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." As of January 31, 2009, $1.3 million was paid. The remaining accrual associated with the termination benefits is expected to be substantially paid during the first quarter of fiscal 2010. In the first half of fiscal 2010, we expect to record approximately $15 million to $20 million primarily related to one-time employee severance arrangements for the elimination of approximately 130 full-time positions globally, and approximately $10 million to $15 million related to the consolidation of leased facilities. We expect to pay the facility related liabilities through fiscal 2018. If our revenue should continue to decline significantly we will look to further reduce our operating expenses to align them with our financial condition, including the possibility of a further restructuring. In taking these actions, we may incur additional costs which could negatively impact our net income and cash flows from operating activities. See Note 14, "Restructuring Reserves," in Notes to Consolidated Financial Statements for further discussion.

Interest and Other Income, Net

The following table sets forth the components of interest and other income, net:

	Fiscal Year Ended January 31, 2009	2008	2007
		(in millions)	
Interest and investment income, net	$13.6	$33.4	$18.6
Investment impairment	(5.9)	(4.0)	—
Loss on cost method investment	—	(5.0)	—
Loss from unconsolidated subsidiary	—	(3.4)	(4.3)
Other income	0.3	3.4	2.5
	$ 8.0	$24.4	$16.8

Interest and investment income, net fluctuates based on average cash and marketable securities balances, average maturities and interest rates. The decrease in interest and investment income, net, during fiscal 2009, as compared to fiscal 2008, is primarily due to lower interest rate yields. The increase in interest and investment income, net, during fiscal 2008, as compared to fiscal 2007, reflects proportionately higher cash balances and interest rate yields during fiscal 2008. The increase in interest and investment income, net, for fiscal 2008, as compared to fiscal 2007, was partially offset by a loss on a cost method investment and an impairment of our historical 28% equity investment in Hanna Strategies.

Our historical 28% ownership interest in Hanna Strategies, accounted for under Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock," and FASB Interpretation No. 35, "Criteria for Applying the Equity Method of Accounting for Investments in Common Stock," resulted in a loss from unconsolidated subsidiary representing our 28% ownership interest in Hanna Strategies' results of operations through January 2, 2008, when we acquired the remaining 72%.

Provision for Income Taxes

We account for income taxes and the related accounts under the liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted rates expected to be in effect during the year in which the basis differences reverse.

On February 1, 2007 we adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109," ("FIN 48") which clarifies the accounting for uncertainty in tax positions. Under FIN 48, companies are required to recognize the benefit from a tax position only if it is "more likely than not" that the tax position would be sustained upon audit based solely on the technical merits of the tax position. FIN 48 clarified how a company would measure the income tax benefits from the tax positions that are recognized, provides guidance as to the timing of the derecognition of previously recognized tax benefits, and describes the methods for classifying and disclosing the liabilities within the financial statements for any unrecognized tax benefits. The provisions of FIN 48 were effective as of the beginning of our 2008 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. Based on our assessment, we recorded an increase to opening retained earnings during the first quarter of fiscal 2008 for tax benefits not previously recognized of $26.4 million as a result of adopting FIN 48.

Our effective tax rate was 27% and 24% during fiscal 2009 and 2008, respectively. Our effective tax rate increased 3% from fiscal 2008 to fiscal 2009 primarily due to non-deductible goodwill impairment and in-process research and development expenses.

Our effective tax rate was 24% and 21% during fiscal 2008 and 2007, respectively. Our effective tax rate increased 3% from fiscal 2007 to fiscal 2008 primarily as a result of a reduction in tax benefits, as a percentage of pre-tax earnings, from the lapse of statute of limitations or audit closures and the phase-out of extraterritorial income exclusion.

Our future effective tax rate may be materially impacted by the amount of benefits and charges from tax amounts associated with our foreign earnings that are taxed at rates different from the Federal statutory rate, research credits, state income taxes, SFAS 123R, FIN 48, FAS 141R, U.S. Manufacturer's deduction, closure of statute of limitations or settlement of tax audits, changes in valuation allowances and changes in tax law.

At January 31, 2009, we had net deferred tax assets of $133.7 million. We believe that we will generate sufficient future taxable income in appropriate tax jurisdictions to realize these assets.

For additional information regarding our income tax provision, see Note 3, "Income Taxes," in the Notes to Consolidated Financial Statements.

Liquidity and Capital Resources

Our primary source of cash is from the sale of licenses to our products. Our primary use of cash is payment of our operating costs which consist primarily of employee-related expenses, such as compensation and benefits, as well as general operating expenses for marketing, facilities and overhead costs. In addition to operating expenses, we also use cash to invest in our growth initiatives, which include acquisitions of products, technology and businesses and to fund our stock repurchase program. See further discussion of these items below.

At January 31, 2009, our principal sources of liquidity were cash, cash equivalents and short-term marketable securities totaling $981.1 million, net accounts receivable of $316.5 million and $52.1 million of outstanding under our lines of credit. We have a U.S. line of credit facility that permits unsecured short-term borrowings of up to $250.0 million and a China line of credit that permits unsecured short-term borrowings of up to $5.0 million. These line of credit agreements contain customary covenants that could restrict the imposition of liens on our assets, and restrict our ability to incur additional indebtedness or make dispositions of assets if we fail to maintain their financial covenants. The lines of credit are available for working capital or other business needs. We drew on the U.S. line of credit during fiscal 2009 due to temporary differences between cash needs and cash availability in the U.S. During fiscal 2009 we principally used the facility to fund the 8.0 million share stock repurchase and for the acquisition of Moldflow. At January 31, 2009, we had $50.0 million outstanding on the U.S. line of credit. At January 31, 2009, we had $2.1 million outstanding on the China line of credit. We drew on the China line of credit due to temporary differences between cash needs and cash availability in China. The U.S. facility expires in August 2012 and the current China facility draw matures in May 2009. The China facility is a short-term revolving facility which may be canceled or called at any time with 30 days' written notice. As of March 18, 2009, the balances outstanding on the U.S. and China line of credit facilities were $10.0 million and $2.1 million, respectively.

Our primary commercial banking relationship is with Citibank and its global affiliates ("Citibank"). Our cash and cash equivalents are held by diversified financial institutions globally, and the portion of our cash and cash equivalents held by Citibank has been significantly reduced during the fourth quarter of fiscal 2009. Citicorp USA, Inc., an affiliate of Citibank, is the lead lender and agent in the syndicate of our $250.0 million U.S. line of credit. Recently, Citibank, like many financial institutions, has obtained government assistance.

At January 31, 2009, our short-term investment portfolio consisted of term deposits, money market funds and mutual funds with an estimated fair value of $63.5 million, and a cost basis of $68.0 million. Of this cost basis amount, $19.9 million was invested in a defined set of mutual funds as directed by the participants in our Deferred Compensation Plan (see Note 4, "Deferred Compensation" in the Notes to Consolidated Financial Statements for further discussion), and $10.3 million was invested in bank term deposits with original maturities greater than 90 days and less than one year. The remaining $37.8 million was invested in two money market funds: $35.1 million was invested in The Reserve International Liquidity Fund (the "International Fund") and $2.7 million was invested in The Reserve Primary Fund (the "Primary Fund," and together with the International Fund, the "Reserve Funds"). In mid-September, the Reserve Funds ceased redemptions after net asset values of the funds decreased below $1 per share. This occurred as a result of the Reserve Funds revaluing their holdings of debt securities issued by Lehman Brothers, which filed for Chapter 11 bankruptcy on September 15, 2008, and the resulting unusually high redemption requests on the Reserve Funds. Accordingly, we recorded $4.5 million other-than-temporary impairment impacting fiscal 2009. The impairment expense was recorded in "Interest and other income (expense), net" in the Consolidated Statements of Income.

The timing of redemptions from the Reserve Funds currently is undetermined. The SEC is overseeing the administration, accounting and payout of the U.S.-based Primary Fund, and a third party court appointed supervisor is overseeing, but not managing, the accounting and payment administration of the non U.S.-based International Fund. At this time, these investments are not currently liquid, and in the event we need to access these funds, we will not be able to do so. However, it is our current belief that the distributions for the Reserve Funds will occur within the next 12 months. Accordingly, the Reserve Funds are classified in current "Marketable Securities" in the Consolidated Balance Sheets as of January 31, 2009. This re-designation is included in "Purchases of available-for-sale marketable securities" in the investing activities section of the Consolidated Statements of Cash Flows. In the third and fourth quarters of fiscal 2009, the Reserve Funds made a partial distribution under which we received $75.0 million, leaving an additional $37.8 million, on a cost basis, still outstanding.

At January 31, 2009, our investment portfolio included two auction rate securities with an estimated fair value of $7.6 million and a cost basis of $9.0 million. Our auction rate securities are variable rate debt instruments that have underlying securities with contractual maturities greater than ten years and interest rates that were structured to reset at auction every 28 days. The securities, which met our investment guidelines at the time the investments were made, have failed to settle in auctions since August 2007. In addition, these auction rate securities, which were previously AAA-rated, were downgraded during fiscal 2009. Under the contractual terms of these investments, because the auctions failed to settle, the interest rate on these investments reset by increasing to the Libor rate plus 200 basis points, which represents a premium interest rate on these investments. At this time, these investments are not currently liquid, and in the event we need to access these funds, we will not be able to do so without a loss of principal unless a future auction is successful, or a secondary market is available. In fiscal 2009 we recorded an other-than-temporary impairment of $1.4 million related to these investments. The impairment expense was recorded in "Interest and other income (expense), net" in the Consolidated Statements of Income. Due to the lack of liquidity of these investments, they are included in "Marketable securities—non-current." We will continue to evaluate our accounting for our investments on a quarterly basis. See Note 12, "Financial Instruments," in Notes to Consolidated Financial Statements for further discussion of our financial instruments.

Net cash flows provided by operating activities of $593.9 million for fiscal 2009 was primarily comprised of net income and the net effect of non-cash expenses associated with the impairment of goodwill and intangibles, primarily related to our M&E segment, as well as restructuring charges. The primary working capital sources of cash were decreases in accounts receivable and increases in deferred revenue. The decrease in accounts receivable relates primarily to reduced billings at the end of fiscal 2009 due to a decline in revenue. Our days sales outstanding in trade receivables reflect the seasonality in maintenance billings, and was 59 days at January 31, 2009 and 2008. The primary working capital use of cash was decreased accrued expenses primarily due to lower accrued employee bonuses and commissions. We expect net cash flows provided by operating activities to be negative in the first quarter of fiscal 2010 as a result of lower revenue combined with cash expenditures in the quarter for payments of the annual employee incentive plan and payments related to our restructuring plan.

Other than the draws on the lines of credit discussed above, there have been no material changes in our contractual obligations or commercial commitments. Long-term cash requirements for items other than normal operating expenses are anticipated for the following: the acquisition of new businesses, software products, or technologies complementary to our business; capital expenditures, including the purchase and implementation of internal-use software applications; stock repurchases; and funding restructuring costs. In addition, $19.9 million of our marketable securities are held in a rabbi trust under non-qualified deferred compensation plans as of January 31, 2009. See Note 4, "Deferred Compensation," in the Notes to Consolidated Financial Statements for further discussion.

Our international operations are subject to currency fluctuations. To minimize the effect of these fluctuations, we use foreign currency option contracts and forwards to hedge our exposure on anticipated transactions and forward contracts to hedge our exposure on firm commitments, primarily certain receivables and payables denominated in foreign currencies. Prior to the quarter ended October 31, 2008, our foreign currency instruments, by practice, had maturities of less than three months and settled before the end of each quarterly period. During fiscal 2009, we entered into foreign currency instruments with maturities longer than three months that did not settle before the end of each quarterly period. We have expanded our hedge program beyond the current quarter to reduce foreign currency risk and volatility by entering into cash flow hedges for one to 12 months in the future with reduced protection for our longer term hedge instruments. The principal currencies hedged during fiscal 2009 were the euro, British pound, Japanese yen, Swiss franc and Canadian dollar. We monitor our foreign exchange exposures to review the overall effectiveness of our foreign currency hedge positions.

Contractual Obligations

The following table summarizes our significant financial contractual obligations at January 31, 2009 and the effect such obligations are expected to have on our liquidity and cash flows in future periods. This table excludes amounts already recorded on our balance sheet as current liabilities at January 31, 2009.

	Total	Fiscal Year 2010	Fiscal Years 2011-2012	Fiscal Years 2013-2014	Thereafter
			(in millions)		
Operating lease obligations	$227.9	$ 62.2	$83.2	$39.1	$43.4
Purchase obligations	44.3	39.9	4.3	0.1	—
Total(1)(2)	$272.2	$102.1	$87.5	$39.2	$43.4

(1) Total does not include contractual obligations recorded on the balance sheet or certain purchase obligations as discussed below.

(2) The table also excludes (a) amounts related to income tax liabilities for uncertain tax positions in accordance with FIN 48, since we cannot predict with reasonable reliability the timing of cash settlements to the respective taxing authorities (see Note 3 "Income Taxes" to the Notes to Consolidated Financial Statements), and (b) non-qualified deferred compensation plan liabilities since we cannot predict with reasonable reliability the timing of cash disbursements to plan participants (see Note 4 "Deferred Compensation" to the Notes to Consolidated Financial Statements).

For the purposes of this table, contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding on Autodesk and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

Purchase orders or contracts for the purchase of supplies, services and other goods and services are not included in the table above. We are not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. Our purchase orders are based on our current procurement or development needs and are fulfilled by our vendors within short time horizons. We do not have significant agreements for the purchase of supplies, services or other goods specifying minimum quantities or set prices that exceed our expected requirements for three months. We also enter into contracts for outsourced services; however, in most instances, the obligations under these contracts are not significant and the contracts contain clauses allowing for cancellation without significant penalty. In addition, we have certain software royalty commitments associated with the shipment and licensing of certain products. Royalty expense is generally based on the number of units shipped or a percentage of the underlying revenue. Royalty expense, included in cost of license and other revenue, was $17.1 million in fiscal 2009, $14.9 million in fiscal 2008, and $16.8 million in fiscal 2007.

Principal commitments at January 31, 2009 shown above consist of obligations under operating leases for facilities and computer equipment, IT infrastructure costs, marketing costs and contractual software development services. Purchase commitments also include $21.7 million related to a termination fee for an outsource application hosting services agreement entered into during fiscal 2006. This fee is reduced as time elapses during the five-year contract period.

The expected timing of payment of the obligations discussed above is estimated based on current information. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services or changes to agreed-upon amounts for some obligations.

We provide indemnifications of varying scopes and certain guarantees, including limited product warranties. Historically, costs related to these warranties and indemnifications have not been significant, but because potential future costs are highly variable, we are unable to estimate the maximum potential impact of these guarantees on our future results of operations.

Issuer Purchases of Equity Securities

Our Board of Directors approved a stock repurchase program authorizing the repurchase of up to 164.0 million shares. The purpose of the stock repurchase program is to help offset the dilution to net income per share caused by the issuance of stock under our employee stock plans and has the effect of returning excess cash generated from our business to stockholders. The number of shares acquired and the timing of the purchases are based on several factors, including general market conditions, the volume of employee stock option exercises, the trading price of our common stock, cash on hand and available in the U.S., and company defined trading windows. There were no repurchases of our common stock during the three months ended January 31, 2009; during the year ended January 31, 2009 we repurchased 8.0 million shares of our common stock. At January 31, 2009, 16.1 million shares remained available for repurchase under the existing repurchase authorization. This program does not have a fixed expiration date. See Note 7, "Shareholders' Equity," in the Notes to Consolidated Financial Statements for further discussion.

Off-Balance Sheet Arrangements

Other than operating leases, we do not engage in off-balance sheet financing arrangements or have any variable-interest entities. As of January 31, 2009 we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Stock Compensation

As of January 31, 2009, we maintained two active stock option plans for the purpose of granting stock options to employees and non-employee members of our Board of Directors: the 2008 Employee Stock Plan ("2008 Plan"), which is available only to employees, and the 2000 Directors' Option Plan, as amended ("2000 Plan"), which is available only to non-employee directors. Additionally, there are six expired or terminated plans with options outstanding, including the 2006 Employee Stock Plan ("2006 Plan"), which was replaced by the 2008 Employee Stock Plan in March 2008.

The 2008 Plan was approved by our stockholders in November 2007. Under this plan, 16.5 million shares of our common stock, and 0.48 million shares that remained available for issuance under the 2006 Plan upon its expiration, were reserved for issuance. The 2008 Plan permits the grant of stock options, restricted stock and restricted stock units; however, no more than 2.5 million of the shares reserved for issuance under the 2008 Plan may be issued pursuant to awards of restricted stock units. At January 31, 2009, 13.4 million shares were available for future issuance under the 2008 Plan. The 2008 Plan will expire in March 2011. The 2000 Plan, which was originally approved by the stockholders in June 2000, allows for an automatic annual grant of options to non-employee members of Autodesk's Board of Directors. At January 31, 2009, 0.8 million shares were available for future issuance. The 2000 Plan will expire in March 2010.

Our stock option program is broad-based and designed to promote long-term retention. Essentially all of our employees participate. Approximately 90% of the options we granted during fiscal 2009 were awarded to employees other than our CEO, CFO and the three other most highly compensated officers for fiscal 2009, which we refer to as our Named Executive Officers. Options granted under the 2008 Plan and the 2000 Plan vest over periods ranging from one to four years and expire within four to seven years of the date of grant. During fiscal 2009 and 2008, the exercise price of all stock options granted under these plans was equal to the fair market value of the stock on the grant date.

All stock option grants to executive officers are made by the Compensation and Human Resources Committee of the Board of Directors. All members of the Compensation and Human Resources Committee are independent directors, as defined by the listing standards of the NASDAQ Global Select Market. Grants to our non-employee directors are non-discretionary and are pre-determined by the terms of the 2000 Plan.

For further information concerning Autodesk's policies and procedures regarding the use of stock options, see "Compensation Discussion and Analysis" incorporated herein by reference to the section entitled "Executive Compensation," in our Proxy Statement for our fiscal year 2009 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission not later than 120 days after the fiscal year ended January 31, 2009.

In addition to our stock option plans, our employees are also eligible to participate in Autodesk's 1998 Employee Qualified Stock Purchase Plan ("ESP Plan"). Eligible employees may purchase shares of Autodesk's common stock at their discretion using up to 15% of their compensation subject to certain limitations, at not less than 85% of fair market value as defined in the plan agreement. At January 31, 2009, 24.8 million shares were available for future issuance. This amount will automatically be increased on the first trading day of each fiscal year by an amount equal to the lesser of 10.0 million shares or 2.0% of the total outstanding shares plus any shares repurchased by Autodesk during the prior fiscal year. We typically issue shares on March 31 and September 30 of each fiscal year. The provisions of this plan expire during fiscal 2018.

On August 17, 2006, we disclosed that the Audit Committee of the Board of Directors was conducting a voluntary review of our historical stock option granting practices and related accounting issues. Due to this review, Autodesk was not current with its reporting obligations under the Securities Exchange Act of 1934 until June 2007, and suspended contributions and purchases under the ESP Plan during the third quarter of fiscal 2007 and the first quarter of fiscal 2008. On September 18, 2006, our Board of Directors approved an amendment to our ESP Plan which provided for active participant employees at the time of the suspension to become automatically enrolled in the next offering period, unless they elected not to participate. The Board of Directors also approved a one-time cash bonus of $8.8 million to non-executive employees enrolled in the ESP Plan at that date. This bonus approximated the profits employee participants would have made on the scheduled September 30, 2006 exercise date, had the purchases been made and the shares been sold on the next trading day at close of market, and was expensed as additional compensation expense at the time it was paid. On March 22, 2007, our Board of Directors approved an amendment, which superseded the September 18, 2006 amendment, which provided for active participant employees at the time of the suspension to become automatically enrolled in the next offering period ending in September 2007, unless they elected not to participate. In June 2007, we became current with our financial filings and resumed employee contributions to the ESP Plan.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign currency exchange risk

Our revenue, earnings and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. Our risk management strategy utilizes foreign currency forward and option contracts to manage our foreign currency exposures that exist as part of our ongoing business operations. Prior to the quarter ended October 31, 2008 such contracts did not extend beyond the current quarter; however, beginning in the third quarter of fiscal 2009 we entered into longer-term hedging contracts. We have expanded our foreign currency cash flow hedge program beyond one quarter, and as of January 31, 2009 have open contracts to hedge expected cash flows for one to 12 months in the future in order to reduce foreign currency volatility. Contracts are primarily denominated in euros, Japanese yen, Swiss francs, British pounds and Canadian dollars. We do not enter into any foreign exchange derivative instruments for trading or speculative purposes. The notional amount of our option and forward contracts was $276.7 million and $131.8 million at January 31, 2009 and 2008, respectively.

We utilize foreign currency option collar and forward contracts to reduce the exchange rate impact on the net revenue and operating expenses of certain anticipated transactions. A sensitivity analysis performed on our hedging portfolio as of January 31, 2009 indicated that a hypothetical 10% appreciation of the U.S. dollar from its value at January 31, 2009 would increase the fair value of our forward exchange and option contracts by $25.7 million. A hypothetical 10% depreciation of the dollar from its value at January 31, 2009 would decrease the fair value of our forward exchange and option contracts by $19.7 million. The results of the sensitivity analysis performed on our hedging portfolio as of January 31, 2008 indicated that a hypothetical 10% appreciation of the U.S. dollar from its value at January 31, 2008 would have increased the fair value of our forward exchange and option contracts by $3.9 million and a hypothetical 10% depreciation of the dollar from its value at January 31, 2008 would have decreased the fair value of our forward exchange and option contracts by $2.8 million. We do not anticipate any material adverse impact to our consolidated financial position, results of operations or cash flows as a result of these foreign currency forward and option contracts.

Interest rate sensitivity

At January 31, 2009, we had an investment portfolio of fixed income securities and short term mutual fund balances of $63.5 million. At January 31, 2008, we had an investment portfolio of fixed income securities and short term mutual fund balances of $31.4 million. The short-term mutual fund balances included $19.9 million at January 31, 2009 and $26.7 million at January 31, 2008 of amounts held in a rabbi trust under deferred compensation arrangements. See Note 4, "Deferred Compensation," in the Notes to Consolidated Financial Statements for further discussion.

Interest rate movements affect the interest income we earn on cash equivalents and short-term investments. Assuming an average investment balance of $694.2 million in 2009, if interest rates were to increase (decrease) by 10%, this would result in a $0.3 million increase (decrease) in annual interest income. Further, at January 31, 2009 we held $71.1 million in Money Market Funds, Mutual Funds, Bank Term Deposits and Auction Rate Securities which by their structure are not directly susceptible to valuation changes due to increases or decreases in interest rates.

We do not use derivative financial instruments in our investment portfolio to manage interest rate risk. We place our investments in instruments that meet high credit quality standards, as specified in our investment policy guidelines, which limits the amount of credit exposure to any one issue, issuer or type of instrument.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

AUTODESK, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Fiscal year ended January 31,		
	2009	2008	2007
	(in millions, except per share data)		
Net revenue:			
License and other	$1,603.4	$1,618.6	$1,415.9
Maintenance	711.8	553.3	423.9
Total net revenue	2,315.2	2,171.9	1,839.8
Costs of revenue:			
Cost of license and other revenue	210.2	199.1	209.0
Cost of maintenance revenue	8.9	8.6	8.7
Total cost of revenue	219.1	207.7	217.7
Gross profit	2,096.1	1,964.2	1,622.1
Operating expenses:			
Marketing and sales	900.7	847.7	700.4
Research and development	576.1	490.5	410.6
General and administrative	205.7	180.4	161.4
Impairment of goodwill and intangibles	128.9	—	—
Restructuring	40.2	—	—
Total operating expenses	1,851.6	1,518.6	1,272.4
Income from operations	244.5	445.6	349.7
Interest and other income, net	8.0	24.4	16.8
Income before income taxes	252.5	470.0	366.5
Provision for income taxes	(68.9)	(113.8)	(76.8)
Net income	$ 183.6	$ 356.2	$ 289.7
Basic net income per share	$ 0.81	$ 1.55	$ 1.26
Diluted net income per share	$ 0.80	$ 1.47	$ 1.19
Shares used in computing basic net income per share	225.5	230.3	230.7
Shares used in computing diluted net income per share	230.1	242.0	243.2

See accompanying Notes to Consolidated Financial Statements.

AUTODESK, INC.

CONSOLIDATED BALANCE SHEETS

	January 31, 2009	January 31, 2008
	(in millions)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 917.6	$ 917.9
Marketable securities	63.5	31.4
Accounts receivable, net	316.5	386.5
Deferred income taxes	31.1	98.1
Prepaid expenses and other current assets	59.3	47.9
Total current assets	1,388.0	1,481.8
Marketable securities	7.6	8.4
Computer equipment, software, furniture and leasehold improvements, net	120.6	80.2
Purchased technologies, net	113.3	64.4
Goodwill	542.5	443.4
Deferred income taxes, net	125.7	54.6
Other assets	123.0	79.4
	$2,420.7	$2,212.2
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 62.4	$ 79.3
Accrued compensation	124.3	146.2
Accrued income taxes	16.7	14.4
Deferred revenues	438.8	400.7
Borrowings under line of credit	52.1	—
Other accrued liabilities	105.8	89.7
Total current liabilities	800.1	730.3
Deferred revenues	113.3	105.4
Long term income taxes payable	116.9	86.5
Long term deferred income taxes	22.7	3.3
Other liabilities	57.0	56.2
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.01 par value; 2.0 million shares authorized; none issued or outstanding at January 31, 2009 and 2008	—	—
Common stock and additional paid-in capital, $0.01 par value; 750.0 million shares authorized; 226.4 million shares outstanding at January 31, 2009 and 230.0 million shares outstanding at January 31, 2008	1,080.4	998.3
Accumulated other comprehensive income (loss)	(11.2)	13.8
Retained earnings	241.5	218.4
Total stockholders' equity	1,310.7	1,230.5
	$2,420.7	$2,212.2

See accompanying Notes to Consolidated Financial Statements.

AUTODESK, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal year ended January 31,		
	2009	2008	2007
	(in millions)		
Operating Activities			
Net income	$ 183.6	$ 356.2	$ 289.7
Adjustments to reconcile net income to net cash provided by operating activities:			
Charge for acquired in-process research and development	26.9	5.5	—
Depreciation and amortization	91.8	61.3	53.5
Stock-based compensation expense	89.5	99.3	94.3
Tax benefits from employee stock plans	—	—	5.1
Impairment of goodwill and intangibles	128.9	—	—
Restructuring related charges, net	38.9	—	1.1
Changes in operating assets and liabilities, net of business combinations:			
Accounts receivable	81.8	(78.3)	(39.8)
Deferred income taxes	(13.8)	56.5	40.1
Prepaid expenses and other current assets	(7.8)	(13.6)	11.0
Accounts payable and accrued liabilities	(93.6)	81.4	2.4
Deferred revenues	40.8	125.6	107.1
Accrued income taxes	26.9	14.6	12.1
Net cash provided by operating activities	593.9	708.5	576.6
Investing Activities			
Purchases of short-term marketable securities	(118.6)	(727.0)	(345.0)
Sales of short-term marketable securities	75.0	799.1	325.2
Maturities of available-for-sale marketable securities	8.4	—	—
Business combinations, net of cash acquired	(364.5)	(114.5)	(52.5)
Capital and other expenditures	(78.4)	(43.3)	(35.3)
Acquisition of equity investment	—	—	(12.5)
Other investing activities	—	—	2.3
Net cash used in investing activities	(478.1)	(85.7)	(117.8)
Financing Activities			
Proceeds from issuance of common stock, net of issuance costs	90.1	187.3	74.2
Repurchases of common stock	(256.6)	(563.0)	(154.4)
Proceeds from borrowings on line of credit	912.4	—	—
Repayments of borrowings on line of credit	(860.3)	—	—
Net cash used in financing activities	(114.4)	(375.7)	(80.2)
Effect of exchange rate changes on cash and cash equivalents	(1.7)	4.9	0.1
Net increase (decrease) in cash and cash equivalents	(0.3)	252.0	378.7
Cash and cash equivalents at beginning of year	917.9	665.9	287.2
Cash and cash equivalents at end of period	$ 917.6	$ 917.9	$ 665.9
Supplemental cash flow information:			
Net cash paid during the period for income taxes	$ 63.4	$ 47.1	$ 14.7
Supplemental non-cash investing activity:			
Increase in goodwill and corresponding change in other accrued liabilities resulting from adjustments to purchase accounting estimates	$ 2.8	$ 6.4	$ 2.5

See accompanying Notes to Consolidated Financial Statements.

AUTODESK, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In millions)

	Common stock and additional paid-in capital		Comprehensive Income	Accumulated other comprehensive income (loss)	Deferred compensation	Retained earnings	Total stockholders' equity
	Shares	Amount					
Balances, January 31, 2006	229.6	$ 803.8		$ (7.4)	$(10.1)	$ 16.7	$ 803.0
Common shares issued under stock option and stock purchase plans	5.7	74.2					74.2
Compensation expense related to stock options		94.3					94.3
Reclassifications required by SFAS 123R		(10.8)			10.1		(0.7)
Tax benefits from employee stock plans		5.1					5.1
Comprehensive income:							
Net income			$289.7			289.7	289.7
Foreign currency translation adjustment			3.8	3.8			3.8
Comprehensive income			$293.5				
Repurchase and retirement of common shares	(4.2)	(58.3)				(96.1)	(154.4)
Balances, January 31, 2007	231.1	908.3		(3.6)	—	210.3	1,115.0
Cummulative effect of the adoption of FIN 48		(1.4)				26.4	25.0
Common shares issued under stock option and stock purchase plans	11.0	187.3					187.3
Compensation expense related to stock options		99.3					99.3
Tender offer		(4.4)					(4.4)
Tax benefits from employee stock plans		(2.3)					(2.3)
Comprehensive income:							
Net income			$356.2			356.2	356.2
Other comprehensive income, net of tax:							
Change in unrealized loss on available-for-sale securities			(0.4)				
Foreign currency translation adjustment			17.8				
Other comprehensive income			17.4	17.4			17.4
Comprehensive income			$373.6				
Repurchase and retirement of common shares	(12.1)	(188.5)				(374.5)	(563.0)
Balances, January 31, 2008	230.0	998.3		13.8	—	218.4	1,230.5
Common shares issued under stock option and stock purchase plans	4.4	90.1					90.1
Compensation expense related to stock options		89.5					89.5
Tax benefits from employee stock plans		(1.4)					(1.4)
Comprehensive income:							
Net income			$183.6			183.6	183.6
Other comprehensive income, net of tax:							
Net gain (loss) on derivative instruments, net of tax			(0.2)				
Change in unrealized loss on available-for-sale securities			0.4				
Foreign currency translation adjustment			(25.2)				—
Other comprehensive income			(25.0)	(25.0)			(25.0)
Comprehensive income			$158.6				
Repurchase and retirement of common shares	(8.0)	(96.1)				(160.5)	(256.6)
Balances, January 31, 2009	226.4	$1,080.4		$(11.2)	$ —	$ 241.5	$1,310.7

See accompanying Notes to Consolidated Financial Statements.

Note 1. Business and Summary of Significant Accounting Policies

Business

Autodesk, Inc. ("Autodesk" or the "Company") is one of the world's leading design software and services companies, offering customers progressive business solutions through powerful technology products and services. The Company helps customers in the architectural, engineering, construction, manufacturing, geospatial mapping and digital media and entertainment markets. The Company's state of the art software products enable its customers to experience their ideas before they are real by allowing them to create and document their designs and to visualize, simulate and analyze real-world performance early in the design process by creating digital prototypes. These capabilities give Autodesk's customers the flexibility to optimize and improve their designs before they actually begin the building process, helping save time and money, improving quality and fostering innovation. Autodesk software products are sold globally, both directly to customers and through a network of resellers and distributors.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Autodesk and its wholly-owned and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in Autodesk's consolidated financial statements and notes thereto. These estimates are based on information available as of the date of the consolidated financial statements. On a regular basis, management evaluates these estimates and assumptions. Actual results may differ materially from these estimates.

Examples of significant estimates and assumptions made by management involve the determination of the fair value of financial instruments, fair value of long-lived assets, goodwill and other intangible assets, the fair value of stock awards to employees and directors (see "Employee Stock-Based Compensation" within this Note 1 and Note 2, "Employee and Director Benefit Plans," for further discussion), product returns reserves, partner incentive accruals, allowance for doubtful accounts, tax accruals, the realizability of deferred tax assets and legal settlement reserves.

Foreign Currency Translation

The assets and liabilities of Autodesk's foreign subsidiaries are translated from their respective functional currencies into U.S. dollars at the rates in effect at the balance sheet date, and revenue and expense amounts are translated at weighted average rates during the period. Foreign currency translation adjustments are recorded as other comprehensive income.

Gains and losses realized from foreign currency transactions, those transactions denominated in currencies other than the foreign subsidiary's functional currency, are included in interest and other income, net.

Forwards and Options

Under its risk management strategy, Autodesk uses derivative instruments to manage its exposures to fluctuations in foreign currency exchange rates, which exist as part of ongoing business operations. Autodesk had 46 outstanding foreign currency option and forward contracts as of January 31, 2009. Autodesk's general practice is to use forward and option contracts to hedge a majority of transaction exposures denominated in euros, Japanese yen, Swiss francs, British pounds and Canadian dollars. Prior to the quarter ended October 31, 2008, these foreign currency instruments hedged revenue and expense within the same quarter. However, effective with the quarter ended October 31, 2008, Autodesk expanded its cash flow hedge program to include forecasted revenue and expenses for periods beyond one quarter, and as of January 31, 2009 has open contracts to hedge expected cash flows for one to 12 months in the future. Autodesk does not enter into any foreign exchange derivative instruments for trading or speculative purposes. It is Autodesk's policy that all of the Company's foreign currency contracts are with counterparties that have a high investment grade rating.

Autodesk utilizes foreign currency option collar contracts and forwards to reduce the exchange rate impact on a portion of the net revenue or operating expense of certain anticipated transactions. These option and forward contracts, which are designated and documented as cash flow hedges, qualify for hedge accounting treatment under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). For cash flow hedges, derivative gains and losses included in comprehensive income are reclassified into earnings at the time the forecasted revenue or operating expenses are recognized. The cost of these foreign currency option collars is recorded as "Interest and other income (expense), net" in the Company's Consolidated Statements of Income.

Gains and losses, if any, from the effective portion of the option contracts and certain forward contracts, as determinable under SFAS 133, are recognized as net revenue or operating expense, while the ineffective portion of the option contract or forward is recorded in "Interest and other income (expense), net." The notional amount of these options and forward contracts was $276.7 million and $131.8 million at January 31, 2009 and 2008, respectively, and the critical terms were generally the same as those of the underlying exposure. There were $14.7 million net settlement losses recorded during the year ended January 31, 2009; there were no net settlement losses recorded during the years ended January 31, 2008 and 2007. There were $23.2 million, $0.2 million and $0.2 million net settlement gains recorded during the years ended January 31, 2009, 2008 and 2007, respectively. The cost of the options, which was recorded in "Interest and other income (expense) net," was $4.8 million, $0.7 and $0.6 million during the years ended January 31, 2009, 2008 and 2007, respectively. The net effective portion of the Company's cash flow hedges included in other comprehensive income as of January 31, 2009, after tax effect, was $0.2 million, and will be recognized as net revenue or operating expense when the corresponding hedged transactions is recognized in fiscal 2010.

In addition to the cash flow hedges described above, Autodesk uses forward contracts to reduce the exchange rate risk associated primarily with receivables and payables. These forward contracts, which are generally not designated as hedging instruments under SFAS 133, are marked-to-market at the end of each reporting period, with gains and losses recognized as other income or expense to offset the gains or losses resulting from the settlement of the underlying foreign currency denominated receivables and payables. The notional amounts of foreign currency contracts were $28.3 million and $66.9 million at January 31, 2009 and 2008, respectively. While the contract or notional amount is often used to express the volume of foreign exchange contracts, the amounts potentially subject to credit risk are generally limited to the amounts, if any, by which the counterparties' obligations under the agreements exceed the obligations of Autodesk to the counterparties.

Marketable Securities

Marketable securities are stated at fair value. Marketable securities maturing within one year that are not restricted are classified as current assets. Auction rate securities with an estimated fair value of $7.6 million at January 31, 2009 are classified as non-current marketable securities; for additional information see Note 12, "Financial Instruments."

Autodesk determines the appropriate classification of its marketable securities at the time of purchase and re-evaluates such classification as of each balance sheet date. Autodesk classifies all of its marketable securities as available-for-sale and carries such securities at fair value, with unrealized gains and losses, net of tax, reported in stockholders' equity until disposition or maturity.

All of Autodesk's available-for-sale marketable securities are subject to a periodic impairment review. The Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. Autodesk considers various factors in determining whether to recognize an impairment charge, including the length of time and extent to which the fair value has been less than Autodesk's cost basis, the financial condition and near-term prospects of the investee, and Autodesk's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in the market value. Autodesk recorded $5.9 million of other-than-temporary impairment charges through interest and other income, net during fiscal year 2009. Autodesk recorded $0.6 million of unrealized loss, which was considered temporary, through other comprehensive income during fiscal year 2008. No impairment charges were recorded on any investments during the fiscal year ended 2007. For additional information, see "Concentration of Credit Risk" within this Note 1, and Note 12, "Financial Instruments."

Accounts Receivable, Net

Accounts receivable, net consisted of the following as of January 31:

	2009	2008
Trade accounts receivable	$351.7	$439.0
Less: Allowance for doubtful accounts	(8.6)	(7.8)
Product returns reserve	(12.5)	(14.4)
Partner programs and other reserves	(14.1)	(30.3)
Accounts receivable, net	$316.5	$386.5

Allowances for uncollectible trade receivables are based upon historical loss patterns, the number of days that billings are past due and an evaluation of the potential risk of loss associated with problem accounts.

The product returns and other reserves are based on historical experience of actual product returns, estimated channel inventory levels, the timing of new product introductions, channel sell-in for applicable markets and other factors.

Partner program and other reserves are primarily related to partner incentives that use quarterly attainment monetary rewards to motivate distributors and resellers to achieve mutually agreed upon business goals in a specified time period.

Concentration of Credit Risk

Autodesk places its cash, cash equivalents and marketable securities with and in the custody of financial institutions with high credit standing and, by policy, limits the amounts invested with any one institution, type of security and issuer. Approximately 12% and 21% of Autodesk's consolidated cash, cash equivalents and marketable securities were held by Autodesk in the United States at January 31, 2009 and 2008, respectively. Cash held in the Other Americas; Europe, Middle East and Africa; and Asia Pacific regions accounted for 4%, 45% and 39% of total consolidated cash, cash equivalents and marketable securities, respectively, at January 31, 2009. Cash held in the Other Americas; Europe, Middle East and Africa; and Asia Pacific regions accounted for 1%, 42% and 36% of total consolidated cash, cash equivalents and marketable securities, respectively, at January 31, 2008.

Autodesk's primary commercial banking relationship is with Citibank and its global affiliates ("Citibank"). The Company's cash and cash equivalents are held by diversified financial institutions globally, and the portion of Autodesk's cash and cash equivalents held by Citibank has been significantly reduced during the fourth quarter of fiscal 2009. Citicorp USA, Inc., an affiliate of Citibank, is the lead lender and agent in the syndicate of Autodesk's $250.0 million U.S. line of credit facility. Recently, Citibank, like many financial institutions, has obtained government assistance.

At January 31, 2009, Autodesk's investment portfolio included money market funds with an estimated fair value of $33.3 million (on a cost basis of $37.8 million) and auction rate securities with an estimated fair value of $7.6 million (on a cost basis of $9.0 million). See Note 12, "Financial Instruments," for further discussion of Autodesk's financial instruments including its auction rate securities.

Autodesk's accounts receivable are derived from sales to a large number of resellers, distributors and direct customers in the Americas; Europe, Middle East and Africa; and Asia Pacific regions. Autodesk performs ongoing evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary, but generally requires no collateral. In fiscal 2009, 2008 and 2007, total sales to Tech Data Corporation, including its affiliates ("Tech Data"), accounted for 14%, 14% and 12% of Autodesk's consolidated net revenue, respectively. The majority of the net revenue from sales to Tech Data relates to Autodesk's Platform Solutions and Emerging Business and Other segment and are for sales made outside of the United States. In addition, Tech Data accounted for 12% and 14% of trade accounts receivable at January 31, 2009 and 2008, respectively.

Computer Equipment, Software, Furniture and Leasehold Improvements, Net

Computer equipment, software and furniture are depreciated using the straight-line method over the estimated useful lives of the assets, which range from two to five years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful life or the lease term. Depreciation expense was $55.8 million in fiscal 2009, $33.9 million in fiscal 2008 and $31.0 million in fiscal 2007.

Computer equipment, software, furniture, leasehold improvements and the related accumulated depreciation at January 31 were as follows:

	2009	2008
Computer software, at cost	$ 135.0	$ 127.4
Computer hardware, at cost	103.1	87.9
Leasehold improvements, land and buildings, at cost	115.0	71.1
Furniture and equipment, at cost	41.6	32.7
	394.7	319.1
Less: Accumulated depreciation	(274.1)	(238.9)
Computer software, hardware, leasehold improvements, furniture and equipment, net	$ 120.6	$ 80.2

Costs incurred for computer software developed or obtained for internal use are capitalized for application development activities, if material, and immediately expensed for preliminary project activities and post-implementation activities. These capitalized costs are amortized over the expected useful life of the software, which is generally three years.

Software Development Costs

Software development costs incurred prior to the establishment of technological feasibility are included in research and development expenses. Autodesk defines establishment of technological feasibility as the completion of a working model. Software development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability of the products are capitalized and generally amortized over a one year period, if material. Autodesk had no capitalized software development costs at January 31, 2009 and January 31, 2008.

Purchased Technologies, Net

Purchased technologies are amortized over the estimated economic life of the product, which ranges from one to seven years. Amortization expense, which is included as a component of cost of revenue, was $26.3 million in fiscal 2009, $15.9 million in fiscal 2008 and $12.9 million in fiscal 2007.

Purchased technologies and related accumulated amortization at January 31 were as follows:

	2009	2008
Purchased technologies	$ 302.4	$ 227.5
Less: Accumulated amortization	(189.1)	(163.1)
Purchased technologies, net	$ 113.3	$ 64.4

The weighted average amortization period for purchased technologies acquired during fiscal 2009 was 5.3 years.

Expected future amortization expense for purchased technologies for each of the fiscal years ended thereafter is as follows:

	Year ending January 31,
2010	$ 33.1
2011	30.3
2012	23.3
2013	13.6
2014	9.1
Thereafter	3.9
Total	$113.3

Goodwill

Goodwill consists of the excess of cost over the fair value of net assets acquired in business combinations. Autodesk assigns goodwill to the reportable segment associated with each business combination, and tests goodwill for impairment annually in the fourth quarter or more often if and when circumstances indicate potential impairment. When assessing goodwill for impairment, Autodesk uses discounted cash flow models which include assumptions regarding reportable segments' projected future cash flows ("Income Approach") and corroborates it with the estimated consideration which Autodesk would receive if there were to be a sale of the reporting segment ("Market Approach"). Variances in these assumptions could have a significant impact on the conclusion as to whether goodwill is impaired or the amount of the impairment charge. Impairment charges, if any, result from instances where the fair value of net assets associated with goodwill are less than their carrying values.

During the three months ended January 31, 2009, revenue and cash flow projections for all reportable segments decreased substantially as the global economy worsened. The decrease in revenue projections for the Media and Entertainment ("M&E") segment significantly reduced discounted future cash flows, resulting in an estimate of the fair value of goodwill that was below its carrying value.

As a result of the impairment testing, the carrying value of the M&E goodwill was deemed to exceed the allocated fair value and Autodesk recorded a $128.2 million goodwill impairment charge associated with the M&E segment affecting the fourth quarter of fiscal 2009. The M&E segment was the only segment which had a current fair value that fell below the carrying value of its assets. Should our revenue and cash flow projections decline significantly in the future, additional impairment charges may be recorded on goodwill. There was no impairment of goodwill during the years ended January 31, 2008 and 2007.

The changes in the carrying amount of goodwill during the years ended January 31, 2009 and 2008 are as follows:

	Platform Solutions and Emerging Business and Other	Architecture, Engineering and Construction	Manufacturing Solutions	Media and Entertainment	Total
Balance as of January 31, 2007	$ 1.6	$163.3	$ 94.9	$ 95.5	$ 355.3
Addition arising from Robobat acquisition	—	25.9	—	—	25.9
Addition arising from NavisWorks acquisition	—	9.3	—	—	9.3
Additions arising from other acquisitions	—	2.3	35.8	12.2	50.3
Effect of foreign currency translation, purchase accounting adjustments and other	—	—	2.6	—	2.6
Balance as of January 31, 2008	1.6	200.8	133.3	107.7	443.4
Addition arising from Moldflow acquisition	—	—	124.9	—	124.9
Addition arising from Softimage acquisition	—	—	—	21.0	21.0
Addition arising from ALGOR acquisition	—	—	16.4	—	16.4
Additions arising from other acquisitions	34.7	13.7	4.2	18.8	71.4
Impairment	—	—	—	(128.2)	(128.2)
Effect of foreign currency translation, purchase accounting adjustments and other	—	(5.1)	(3.0)	1.7	(6.4)
Balance as of January 31, 2009	$36.3	$209.4	$275.8	$ 21.0	$ 542.5

Purchase accounting adjustments reflect revisions made to the Company's preliminary purchase price allocation during fiscal 2009 and 2008.

Impairment of Long-Lived Assets

At least annually or more frequently as circumstances dictate, Autodesk assesses the recoverability of its long-lived assets by comparing the undiscounted net cash flows associated with such assets against their respective carrying values. Impairment, if any, is based on the excess of the carrying value over the fair value. Autodesk recorded a $0.7 million impairment of long-lived assets associated with its Architecture, Engineering and Construction ("AEC") segment during fiscal 2009 and $0.9 million of fixed assets impairment due to the restructuring of certain leased facilities in fiscal 2009. See Note 14, "Restructuring Reserves," for further information regarding the long-lived assets impairment recorded as part of Autodesk's restructuring plan. There was no impairment of long-lived assets during the years ended January 31, 2008 and 2007.

In addition to the recoverability assessments, Autodesk routinely reviews the remaining estimated useful lives of its long-lived assets. Any reduction in the useful life assumption will result in increased depreciation and amortization expense in the quarter when such determinations are made, as well as in subsequent quarters.

Deferred Tax Assets

Deferred tax assets arise primarily from tax credits, net operating losses, and timing differences for reserves, accrued liabilities, stock options, purchased technologies and capitalized software, partially offset by the establishment of U.S. deferred tax liabilities on unremitted earnings from certain foreign subsidiaries and acquired intangibles. They are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. Valuation allowances are established when necessary to reduce gross deferred tax assets to the amount "more likely than not" expected to be realized in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes."

Employee Stock-Based Compensation

Autodesk accounts for share-based awards in accordance with Statement of Financial Accounting Standards No. 123R "Share-Based Payment" ("SFAS 123R"), which requires the measurement of all stock-based payments to employees and directors, including grants of stock options and purchases related to an employee stock purchase plan ("ESP Plan"), using a fair-value based method, and the recording of such expense in Autodesk's Consolidated Statements of Income. The estimated fair value of stock-based awards is amortized to expense on a straight-line basis over the awards' vesting period. The following table summarizes stock-based compensation expense related to employee stock options and employee stock purchases for fiscal 2009, 2008 and 2007, which was recorded as follows:

	Fiscal Year Ended January 31,		
	2009	2008	2007
Cost of license and other revenue	$ 3.6	$ 5.0	$ 5.4
Marketing and sales	39.2	43.1	41.9
Research and development	29.3	32.4	30.1
General and administrative	17.4	18.8	16.9
Stock-based compensation expense related to employee options and employee stock purchases	89.5	99.3	94.3
Tax benefit	(21.6)	(21.0)	(22.8)
Stock-based compensation expense related to employee stock options and employee stock purchases, net of tax	$ 67.9	$ 78.3	$ 71.5

Autodesk uses the Black-Scholes-Merton option pricing model to estimate the fair value of stock option awards and the fair value of awards under the ESP Plan based on the following assumptions:

	Fiscal Year Ended January 31, 2009		Fiscal Year Ended January 31, 2008		Fiscal Year Ended January 31, 2007	
	Stock Option Plans	ESP Plan	Stock Option Plans	ESP Plan	Stock Option Plans	ESP Plan
Range of expected volatilities	0.37 – 0.55	0.36 – 0.41	0.33 – 0.36	0.29 – 0.34	0.36 – 0.39	0.37 – 0.40
Range of expected lives (in years)	2.6 – 4.0	.050 – 2.00	2.6 – 4.2	0.3 – 2.0	2.5 – 4.4	0.5 – 2.0
Expected dividends	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Range of risk-free interest rates	1.01 – 3.40%	1.29 – 1.85%	3.07 – 5.11%	3.98 – 5.06%	4.58 – 5.13%	4.67 – 5.01%
Expected forfeitures	13.6%	13.6%	13.0%	13.0%	13.1%	7.0%

Autodesk estimates expected volatility for options granted under the Company's stock option plans and ESP Plan awards based on two measures. The first is a measure of historical volatility in the trading market for the Company's common stock, and the second is the implied volatility of traded forward call options to purchase shares of the Company's common stock.

Autodesk estimates the expected life of options granted under the Company's stock option plans. In estimating the expected term, both exercise behavior and post-vesting termination behavior were included in the analysis, as well as consideration of outstanding options. The Company estimates the expected term of share purchases under the ESP Plan based upon each future scheduled purchase date.

Autodesk did not pay cash dividends in fiscal 2009, 2008 or 2007 and does not currently anticipate paying any cash dividends in the foreseeable future. Consequently, an expected dividend yield of zero is used in the Black-Scholes-Merton option pricing model.

The risk-free interest rate used in the Black-Scholes-Merton option pricing model for options granted under the Company's stock option plans and ESP Plan awards is the historical yield on U.S. Treasury securities with equivalent remaining lives.

In addition to the assumptions used in the Black-Scholes-Merton option pricing model, SFAS 123R requires that the Company recognize expense only for the awards that are ultimately expected to vest. Therefore, Autodesk estimates the number of awards expected to cancel prior to vesting ("forfeiture rate"). The forfeiture rate is estimated based on historical pre-vest cancellation experience, and is applied to all share-based awards. The Company estimates forfeitures at the time of grant and revises those estimates in subsequent periods if actual forfeitures differ from those estimates.

As a result of the Company's voluntary review of its historical stock option grant practices, it was determined that certain stock options had been issued by the Company with exercise prices below the fair value of the stock at the time of grant ("discounted options"). Under Section 409A of the U.S. Internal Revenue Code ("Section 409A") and a comparable provision of the California tax code, adverse tax consequences to employees may arise as a result of the exercise of these discounted stock options. In order to alleviate adverse tax consequences to Autodesk employees, the Company informed affected employees that it would participate in

409A compliance programs offered by these tax jurisdictions. These compliance programs allow the Company to pay the taxes due on these discounted options on behalf of its employees. During the first quarter of fiscal year 2008, Autodesk's Board of Directors approved the payment of these taxes. As a result, the Company recorded $13.7 million of employee tax expenses during fiscal 2008.

Revenue Recognition

Autodesk recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collection is probable. Autodesk's revenue recognition policies are in compliance with the provisions of the American Institute of Certified Public Accountants' Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2") as amended, and SEC Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements."

For multiple element arrangements that include software products, Autodesk allocates the sales price among each of the deliverables using the residual method, under which revenue is allocated to undelivered elements based on their vendor-specific objective evidence ("VSOE") of fair value. VSOE is the price charged when an element is sold separately or a price set by management with the relevant authority. If Autodesk does not have VSOE of the undelivered element, revenue recognition is deferred on the entire sales arrangement until all elements for which we do not have VSOE are delivered. Revenue recognition for significant lines of business is discussed further below.

Autodesk's assessment of likelihood of collection is also a critical element in determining the timing of revenue recognition. If collection is not probable, the revenue will be deferred until the earlier of when collection is deemed probable or cash is received.

License and other revenue are comprised of two components: (1) all forms of product license revenue and (2) other revenue:

All Forms of Product License Revenue

Product license revenue includes: software license revenue from the sale of new seat licenses, upgrades and crossgrades, product revenue for Advanced Systems sales wherein software is bundled with hardware components, and revenue from on-demand collaboration software and service. Revenue from upgrades is generated under the Autodesk upgrade program and Autodesk crossgrade program. Autodesk's existing customers who are using a currently supported version of a product can upgrade to the latest release of the product by paying a separate fee at the time of upgrade that is based on the number of versions being upgraded. An existing customer also has the option to upgrade to an industry-specific or 3D product, which generally has a higher price, for a premium fee; this is referred to as a crossgrade.

Autodesk's product license revenue from distributors and resellers is generally recognized at the time title to Autodesk's product passes to the distributor or reseller, provided all other criteria for revenue recognition are met.

Autodesk establishes reserves for product returns based on historical experience of actual product returns, estimated channel inventory levels, the timing of new product introductions, channel sell-in for applicable markets and other factors. These reserves are recorded as a direct reduction of revenue and accounts receivable at the time the related revenue is recognized.

Other Revenue

Other revenue includes revenue from consulting, training, Autodesk Developers Network and Advanced Systems customer support, and is recognized over time, as the services are performed.

Maintenance Revenue

Maintenance revenue consists of revenue from the Company's maintenance program. Under this program, customers are eligible to receive unspecified upgrades when-and-if-available, downloadable training courses and on-line support. Autodesk recognizes maintenance revenue from its maintenance program ratably over the maintenance service contract periods.

Shipping and Handling Costs

Shipping and handling costs are included in cost of revenue for all periods presented.

Advertising Expenses

Advertising costs are expensed as incurred. Total advertising expenses incurred were $16.4 million in fiscal 2009, $27.6 million in fiscal 2008 and $21.8 million in fiscal 2007.

Net Income Per Share

Basic net income per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per share is computed using the combination of the dilutive effect of stock options and the weighted average number of common shares outstanding. Autodesk has no potentially dilutive securities other than stock options.

Recently Issued Accounting Standards

In April 2008, the Financial Accounting Standards Board ("FASB") issued FSP No. 142-3 ("FSP 142-3"), "Determination of the Useful Life of Intangible Assets." FSP 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under FASB Statement No. 142, "Goodwill and Other Intangible Assets." This new guidance applies prospectively to intangible assets that are acquired individually or with a group of other assets in business combinations and asset acquisitions. FSP 142-3 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. Early adoption is prohibited. Since this guidance will be applied prospectively, on adoption, there will be no impact to Autodesk's current consolidated financial statements.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities—an Amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 expands the disclosure requirements for derivative and hedging activities in an effort to improve the transparency of financial reporting. This statement is effective for Autodesk's fiscal year beginning February 1, 2009. Because SFAS 161 only requires additional disclosure, its adoption will not affect our consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007) "Business Combinations" ("SFAS 141R"). Specifically, the revision establishes principles and requirements for how an acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired in its financial statements. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. It further requires acquisition-related costs to be recognized separately from the acquisition and expensed as incurred, restructuring costs to generally be expensed in periods subsequent to the acquisition date, and changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period, which will impact income tax expense. In addition, acquired in-process research and development (IPR&D) is capitalized as an intangible asset with an indefinite useful life. This statement applies to acquisitions that occur beginning with Autodesk's fiscal year beginning February 1, 2009, and has been adopted on a prospective basis, with the exception of the income tax impact, which will be applied retrospectively to acquisitions that closed prior to February 1, 2009. The impact of SFAS 141R on our consolidated financial position, results of operations and cash flows will be dependent on the number and size of business combinations that we consummate subsequent to the adoption of the standard, as well as the valuation and allocation of the net assets acquired.

In December 2007, the FASB also issued Statement of Financial Accounting Standards No. 160 "Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent's ownership interest, and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. This statement is effective for Autodesk's fiscal year beginning February 1, 2009. Autodesk does not believe the adoption of SFAS 160 will have a material effect on Autodesk's consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115" ("SFAS 159"), which expands the use of fair value measurement by permitting entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. Autodesk adopted this statement as of February 1, 2008. The adoption of SFAS 159 did not have a material effect on Autodesk's consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements but instead is intended to eliminate inconsistencies with respect to this topic found in various other accounting pronouncements. Autodesk adopted the statement for financial assets and liabilities as of February 1, 2008. The remainder of the statement, which pertains to nonfinancial assets and liabilities, is effective as of February 1, 2009 for Autodesk's 2010 fiscal year. Autodesk believes the adoption of the remaining aspects of SFAS 157 will not have a material effect on Autodesk's consolidated financial position, results of operations or cash flows. In October 2008, the FASB issued FSP 157-3 ("FSP 157-3"), "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active." FSP 157-3 clarifies the application of SFAS No. 157 in a market that is not active and addresses application issues such as the use of internal assumptions when relevant observable data does not exist, the use of observable market information when the market is not active and the use of market quotes when assessing the relevance of observable and unobservable data. FSP 157-3 is effective for all periods presented in accordance with SFAS No. 157. The guidance in FSP 157-3 was effective October 10, 2008 and did not have an impact on Autodesk upon adoption. See Note 12, "Financial Instruments," for information and related disclosures regarding Autodesk's fair value measurements.

Reclassifications

Certain reclassifications have been made to prior year amounts to conform to the current presentation. Specifically, certain general and administrative expenses were reclassified to cost of license and other revenue, marketing and sales, and research and development expenses due to a change in the Company's cost allocation methodology:

	Fiscal year ended January 31,	
	2008	2007
Cost of license and other revenue	$ 0.8	$ 1.1
Marketing and sales	5.0	4.3
Research and development	5.2	4.3
General and administrative	(11.0)	(9.7)

There was a reclassification totaling $16.2 million from current other accrued liabilities to non-current other liabilities. See Note 4. "Deferred Compensation" for additional information regarding this reclassification.

Note 2. Employee and Director Benefit Plans

Stock Option Plans

As of January 31, 2009, Autodesk maintained two active stock option plans for the purpose of granting stock options to employees and to non-employee members of Autodesk's Board of Directors, the 2008 Employee Stock Plan ("2008 Plan"), which is available only to employees, and the 2000 Directors' Option Plan, as amended ("2000 Plan"), which is available only to non-employee directors. Additionally, there are six expired or terminated plans with options outstanding, including the 2006 Stock Plan ("2006 Plan"), which was replaced by the 2008 Plan in March 2008.

The 2008 Plan was approved by Autodesk's stockholders in November 2007 and became effective in March 2008. Under this plan, 16.5 million shares of Autodesk common stock, and 0.48 million shares that remained available for issuance under the 2006 Stock Plan upon its expiration, were reserved for issuance. The 2008 Plan permits the grant of stock options, restricted stock and restricted stock units; however, no more than 2.5 million of the shares reserved for issuance under the 2008 Plan may be issued pursuant to awards of restricted stock and restricted stock units. At January 31, 2009, 13.4 million shares were available for future issuance under the 2008 Plan. The 2008 Plan will expire in March 2011.

The 2000 Plan, which was approved by the stockholders in June 2000, allows for an automatic annual grant of options to non-employee members of Autodesk's Board of Directors. At January 31, 2009, 0.8 million shares were available for future issuance. The 2000 Plan will expire in March of 2010.

Options granted under the 2008 Plan and the 2000 Plan vest over periods ranging from one to four years and generally expire within four to seven years from the date of grant. During fiscal 2009 and 2008, the exercise price of all stock options granted under these plans is equal to the fair market value of the stock on the grant date.

The following sections summarize activity under Autodesk's stock plans.

Stock Options:

A summary of stock option activity for the fiscal year ended January 31, 2009 is as follows:

	Number of Shares (in thousands)	Weighted average price per share
Options outstanding at January 31, 2008	24,506	$28.75
Granted	6,001	31.11
Exercised	(2,233)	14.71
Forfeited	(1,011)	38.11
Expired	(445)	
Options outstanding at January 31, 2009	26,818	$30.13
Options exercisable at January 31, 2009	15,325	$25.01
Options available for grant at January 31, 2009	14,242	

The total pre-tax intrinsic value of options exercised was $46.7 million in fiscal 2009, $308.5 million in fiscal 2008, and $127.2 million in fiscal 2007. The intrinsic value of options exercised is calculated as the difference between the exercise price of the option and the market value of the stock on the date of exercise. The weighted average grant date fair value of stock options granted during fiscal 2009, 2008 and 2007, calculated as of the stock option grant date using the Black-Scholes-Merton option pricing model, was $9.82, $14.41 and $13.25 per share, respectively. As of January 31, 2009, total compensation cost related to non-vested awards not yet recognized of $74.9 million is expected to be recognized over a weighted average period of 1.85 years.

The following table summarizes information about options outstanding and exercisable at January 31, 2009:

	Options Exercisable				Options Outstanding			
	Number of Shares (in thousands)	Weighted average contractual life (in years)	Weighted average exercise price	Aggregate intrinsic value(1) (in millions)	Number of Shares (in thousands)	Weighted average contractual life (in years)	Weighted average exercise price	Aggregate intrinsic value(1) (in millions)
Range of per-share exercise prices:								
$ 0.20 – $14.40	5,609		$10.26		5,617		$10.25	
$16.42 – $31.68	4,429		24.89		7,929		27.20	
$32.33 – $38.00	2,383		36.42		5,993		35.41	
$38.08 – $45.29	2,376		43.46		6,306		43.66	
$47.24 – $49.80	528		48.20		973		48.60	
	15,325	3.5	$25.01	$35.3	26,818	4.0	$30.13	$35.4

(1) Represents the total pre-tax intrinsic value, based on Autodesk's closing stock price of $16.56 per share as of January 31, 2009, which would have been received by the option holders had all option holders exercised their options as of that date.

These options will expire if not exercised at specific dates ranging through November 2015. At January 31, 2009, a total of 39.1 million shares of Autodesk's common stock have been reserved for future issuance under existing stock option programs.

1998 Employee Qualified Stock Purchase Plan ("ESP Plan")

Under Autodesk's ESP Plan, which was approved by stockholders in 1998, eligible employees may purchase shares of Autodesk's common stock at their discretion using up to 15% of their compensation subject to certain limitations, at not less than 85% of fair market value as defined in the ESP Plan ("ESP Plan fair market value"). At January 31, 2009, a total of 24.8 million shares were available for future issuance. This amount will automatically be increased on the first trading day of each fiscal year by an amount equal to the lesser of 10.0 million shares or 2.0% of the total of (1) outstanding shares plus (2) any shares repurchased by Autodesk during the prior fiscal year. Under the ESP Plan, the Company issues shares on March 31 and September 30 of each fiscal year. The provisions of this plan expire during fiscal 2018. Autodesk recorded $23.1 million, $31.2 million and $17.6 million of compensation expense associated with the ESP Plan in fiscal 2009, 2008 and 2007, respectively.

Autodesk issued 2.1 million shares at an average price of $27.32 per share in fiscal 2009, 0.8 million shares at an average price of $28.96 per share in fiscal 2008, and 0.8 million shares at an average price of $22.46 per share in fiscal 2007. The weighted average grant date fair value of awards granted under the ESP Plan during fiscal 2009, 2008 and 2007, calculated as of the award grant date using the Black-Scholes-Merton option pricing model, was $10.40, $16.77 and $12.21 per share respectively.

On August 17, 2006, Autodesk disclosed that the Audit Committee of the Board of Directors was conducting a voluntary review of Autodesk's historical stock option granting practices and related accounting issues. Due to this review, Autodesk was not current with its reporting obligations under the Securities Exchange Act of 1934 until June 2007, and suspended contributions and purchases under the ESP Plan during the third quarter of fiscal 2007 and the first quarter of fiscal 2008. On September 18, 2006, Autodesk's Board of Directors approved an amendment to the Company's ESP Plan which provided for active participant employees at the time of the suspension to become automatically enrolled in the next offering period, unless they elected not to participate. The Board of Directors also approved a one-time cash bonus of $8.8 million to non-executive employees enrolled in the ESP Plan at that date. This bonus approximated the profits employee participants would have made on the scheduled September 30, 2006 exercise date, had the purchases been made and the shares been sold on the next trading day at close of market, and was expensed as additional compensation expense at the time it was paid. On March 22, 2007, Autodesk's Board of Directors approved an amendment, which superseded the September 18, 2006 amendment, which provided for active participant employees at the time of the suspension to become automatically enrolled in the next offering period ending in September 2007, unless they elected not to participate. In June 2007, the Company became current with its financial filings and resumed employee contributions to the ESP Plan.

Tender Offer

On June 4, 2007, after Autodesk became current with its reporting obligations under the Securities Exchange Act of 1934, the Company filed a Tender Offer Statement on Schedule TO with the SEC. The tender offer extended an offer by Autodesk to holders of certain outstanding stock options granted under the Company's 1996 Stock Plan and Nonstatutory Stock Option Plan (the "Stock Plans") to amend the exercise price on certain of their outstanding options. The purpose of the tender offer was to amend the exercise price on options to have the same price as the fair market value on revised measurement dates that were identified during the Company's voluntary review of its historical stock option grant practices. As part of this tender offer, the Company paid a cash bonus of $4.8 million in January 2008 to reimburse optionees who elected to participate in the tender offer for any increase in the exercise price of their options resulting from the amendment. The impact of the bonus, which was recorded during the second quarter of fiscal 2008, resulted in a decrease to additional paid-in capital of $4.4 million, an increase in stock-based compensation expense of $0.3 million and an increase in payroll tax expenses of $0.2 million.

Equity Compensation Plan Information

The following table summarizes the number of outstanding options granted to employees and directors, as well as the number of securities remaining available for future issuance under these plans as of January 31, 2009 (number of securities in thousands).

Plan category	(a) Number of securities to be issued upon exercise of outstanding options	(b) Weighted-average exercise price of outstanding options	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders(1)	25,302	$31.31	39,061(2)
Equity compensation plans not approved by security holders(3)	1,630	9.73	—
Total	26,932	$30.00	39,061

(1) Included in these amounts are 0.1 million securities available to be issued upon exercise of outstanding options with a weighted-average exercise price of $2.53 per share related to equity compensation plans assumed in connection with previous business mergers and acquisitions.
(2) Included in this amount are 24.8 million securities available for future issuance under Autodesk's ESP Plan.
(3) Amounts correspond to Autodesk's Nonstatutory Stock Option Plan, which was terminated by the Board of Directors in December 2004.

Pretax Savings Plan

Autodesk has a 401(k) plan that covers nearly all U.S. employees. Eligible employees may contribute up to 50% of their pretax salary, subject to limitations mandated by the Internal Revenue Service. Autodesk makes voluntary cash contributions and matches a portion of employee contributions in cash. Autodesk's contributions were $7.8 million in fiscal 2009, $8.6 million in fiscal 2008, and $7.5 million in fiscal 2007. Autodesk does not allow participants to invest in Autodesk common stock through the 401(k) plan.

Other Plans

Autodesk provides defined contribution plans in certain foreign countries where required by statute. Autodesk's funding policy for foreign defined contribution plans is consistent with the local requirements in each country. Autodesk's contributions to these plans were $14.1 million in fiscal 2009, $10.3 million in fiscal 2008 and $7.9 million in fiscal 2007. Autodesk also has defined benefit plans in certain foreign countries where required by statute. These plans were not material for disclosure in accordance with the standards of SFAS 158.

In addition, Autodesk offers a non-qualified deferred compensation plan to certain key employees whereby they may defer a portion (or all) of their annual compensation until retirement or a different date specified by the employee in accordance with terms of the plan. See Note 4, "Deferred Compensation," for further discussion.

Note 3. Income Taxes

The provision for income taxes consists of the following:

	Fiscal year ended January 31,		
	2009	2008	2007
Federal:			
Current	$ 20.9	$ 5.4	$ —
Deferred	0.7	50.0	38.9
State:			
Current	5.9	2.0	1.3
Deferred	(0.7)	10.4	(1.0)
Foreign:			
Current	54.2	50.4	27.5
Deferred	(12.1)	(4.4)	10.1
	$ 68.9	$113.8	$76.8

During fiscal 2009, the Company reduced its current federal and state taxes payable by $2.7 million primarily related to excess tax benefits from non-qualified stock options, offsetting additional paid-in capital. Pursuant to footnote 82 of SFAS 123R, the Company has unrecorded excess stock option tax benefits of $144.8 million as of January 31, 2009 relating to fiscal years 2009, 2008 and 2007 in the amounts of $13.8 million, $91.4 million and $39.6 million, respectively. These amounts will be credited to additional paid-in-capital when such amounts reduce cash taxes payable. Foreign pretax income was $298.5 million in fiscal 2009, $425.3 million in fiscal 2008, and $354.1 million in fiscal 2007.

The differences between the U.S. statutory rate and the aggregate income tax provision are as follows:

	Fiscal year ended January 31,		
	2009	2008	2007
Income tax provision at statutory rate	$ 88.3	$164.5	$128.3
Foreign income taxed at rates different from the U.S. statutory rate	(55.6)	(64.7)	(46.9)
Non-deductible stock-based compensation	11.8	15.8	12.8
Tax benefit from closure of income tax audits and other decreases in FIN 48 reserves	(6.2)	(3.0)	(12.4)
Research and development tax credit benefit	(6.9)	(5.8)	(5.6)
Extraterritorial income exclusion	—	0.6	(5.0)
State income tax expense (benefit), net of the Federal benefit	(1.5)	3.6	2.5
Officer compensation in excess of $1.0 million	0.2	0.7	0.2
Goodwill impairment	30.6	—	—
Non-deductible in-process research and development charge	7.0	—	—
Other	1.2	2.1	2.9
	$ 68.9	$113.8	$ 76.8

Significant components of Autodesk's deferred tax assets and liabilities are as follows:

	January 31, 2009	January 31, 2008
Research and development tax credit carryforwards	$ 45.8	$ 79.6
Tax loss carryforwards	12.4	10.7
Foreign tax credit carryforwards	0.7	44.1
Nonqualified stock options	49.9	32.7
Accrued compensation and benefits	31.9	31.5
Other accruals not currently deductible for tax	13.4	9.3
Fixed assets	14.2	7.4
Capitalized research and development expenditures	5.2	6.3
Purchased technology and capitalized software	21.8	10.1
Reserves for product returns and bad debts	3.4	3.2
Other	5.7	5.9
Total deferred tax assets	204.4	240.8
Less: valuation allowance	(24.7)	(16.2)
Net deferred tax assets	179.7	224.6
Purchased technology and capitalized software	(22.0)	(3.3)
Unremitted earnings of foreign subsidiaries	(24.0)	(71.9)
Total deferred tax liability	(46.0)	(75.2)
Net deferred tax assets	$133.7	$149.4

Autodesk adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48") on February 1, 2007. As a result of the adoption of FIN 48, Autodesk recorded $25.0 million of unrecognized tax benefits, with a corresponding increase in the beginning balance of retained earnings of $26.4 million and a decrease to additional paid in capital of $1.4 million. Of the total retained earnings adjustment, $19.5 million related to previously disclosed tax benefits for goodwill and other intangible amortization.

The valuation allowance increased by $8.5 million, $8.8 million and $5.2 million in fiscal 2009, 2008 and 2007, respectively. The fiscal 2009 and fiscal 2008 increases were primarily related to Canadian deferred taxes, which Autodesk does not expect to realize based on the standard set forth in SFAS 109.

No provision has been made for Federal income taxes on unremitted earnings of certain of Autodesk's foreign subsidiaries (cumulatively $763.9 million at January 31, 2009) because Autodesk plans to reinvest such earnings for the foreseeable future. At January 31, 2009, the unrecognized deferred tax liability for these earnings was approximately $248.0 million.

Realization of the Company's net deferred tax assets of $133.7 million is dependent upon the Company's ability to generate future taxable income in appropriate tax jurisdictions to obtain benefit from the reversal of temporary differences, net operating loss carryforwards and tax credits. The amount of deferred tax assets considered realizable is subject to adjustment in future periods if estimates of future taxable income are reduced.

Cash payments for income taxes were approximately $63.4 million in fiscal 2009, $47.1 million in fiscal 2008, and $14.7 million in fiscal 2007.

As of January 31, 2009, Autodesk had $33.6 million of cumulative Federal tax loss carryforwards and $237.5 million of cumulative state tax loss carryforwards, which may be available to reduce future income tax liabilities in certain jurisdictions. These Federal and state tax loss carryforwards will expire beginning fiscal 2011 through fiscal 2029 and fiscal 2010 through fiscal 2028, respectively.

As of January 31, 2009, Autodesk had $57.2 million of cumulative Federal research tax credit carryforwards, $30.9 million of cumulative California state research tax credit carryforwards and $40.1 million of cumulative Canadian tax credit carryforwards, which may be available to reduce future income tax liabilities in the respective jurisdictions. The Federal credit carryforwards will expire beginning fiscal 2012 through fiscal 2029, the state credit carryforwards may reduce future California income tax liabilities indefinitely, and the Canadian tax credit carryforwards will expire beginning fiscal 2012 through fiscal 2029. Autodesk also has $77.7 million of cumulative foreign tax credit carryforwards, which may be available to reduce future U. S. tax liabilities. The foreign tax credit will expire beginning fiscal 2018 through fiscal 2019.

Utilization of net operating losses and tax credits may be subject to an annual limitation due to ownership change limitations provided in the Internal Revenue Code and similar state provisions. This annual limitation may result in the expiration of net operating losses and credits before utilization.

As a result of certain business and employment actions and capital investments undertaken by Autodesk, income earned in certain countries is subject to reduced tax rates through fiscal 2019. The income tax benefits attributable to the tax status of these business arrangements are estimated to be $0.3 million ($0.001 basic net income per share) in fiscal 2009, $9.0 million ($0.04 basic net income per share) in fiscal 2008, and $15.0 million ($0.06 basic net income per share) in fiscal 2007.

During fiscal 2009, Autodesk recognized income tax benefits of approximately $6.1 million primarily related to closure of audits and other decreases in FIN 48 reserves with respect to fiscal 2002 through fiscal 2008.

During fiscal 2008, Autodesk recognized income tax benefits of approximately $3.0 million primarily related to the lapse of foreign statute of limitations with respect to fiscal 2001.

During fiscal 2007, Autodesk recognized the following income tax benefits:

- In December 2006, Congress passed the Tax Relief and Health Care Act of 2006 which resulted in the reinstatement of the Federal research and development credit to the beginning of Autodesk's fiscal 2007 year. Autodesk recorded an income tax benefit of $5.6 million from this Act during the fourth quarter of fiscal 2007.
- Autodesk also recognized an income tax benefit of $12.5 million related to the lapse of the statute of limitations with respect to certain Federal and foreign tax years and the release of tax reserves with respect to fiscal 2003, offset by one-time income tax expense of $3.0 million primarily associated with the expiration of a capital loss carryforward.

As of January 31, 2009, the Company had $178.1 million of gross unrecognized tax benefits, of which $166.8 million would impact the effective tax rate, if recognized. It is possible that the amount of unrecognized tax benefits will change in the next twelve months; however an estimate of the range of the possible change cannot be made at this time.

A reconciliation of the beginning and ending amount of the gross unrecognized tax benefits is as follows:

	January 31, 2009	January 31, 2008
Gross unrecognized tax benefits at February 1, 2008	$152.4	$137.7
Increases for tax positions of prior years	1.2	2.7
Decreases for tax positions of prior years	(7.0)	—
Increases for tax positions related to the current year	34.5	15.5
Decreases for lapse of statute of limitations	(3.0)	(3.5)
Gross unrecognized tax benefits at January 31, 2009	$178.1	$152.4

It is the Company's continuing practice to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had $2.4 million and $2.7 million, net of tax benefit, accrued for interest and zero accrued for penalties related to unrecognized tax benefits as of January 31, 2009 and January 31, 2008, respectively.

Autodesk and its subsidiaries are subject to income tax in the United States as well as numerous state and foreign jurisdictions. The Company's U.S. and state income tax returns for fiscal year 2003 through fiscal year 2009 remain open to examination. In addition, the Company files tax returns in multiple foreign taxing jurisdictions with open tax years ranging from fiscal year 2000 to 2009.

Note 4. Deferred Compensation

At January 31, 2009, Autodesk had marketable securities totaling $71.1 million, of which $19.9 million related to investments in debt and equity securities that are held in a rabbi trust under non-qualified deferred compensation plans. The value of debt and equity securities held in the rabbi trust at January 31, 2009 and 2008 was $19.9 million and $26.7 million, respectively. The total related deferred compensation liability was $19.9 million at January 31, 2009, of which $1.2 million was classified as current and $18.7 million was classified as non-current liabilities. The total related deferred compensation liability at January 31, 2008 was $26.7 million of which $18.2 million was classified as current and $8.5 million was classified as non-current liabilities. The current and non-current portions of the liability are recorded in the Consolidated Balance Sheets under "Accrued compensation" and "Other liabilities," respectively. During the first quarter of fiscal 2009, Autodesk changed its method of estimating the maturity of the deferred compensation liability. Therefore, $16.2 million of the deferred compensation liability balance as of January 31, 2008 has been reclassified from current to non-current liabilities to conform to the current period presentation.

Note 5. Borrowing Arrangements

As of January 31, 2009, Autodesk had $52.1 million of outstanding borrowings, which were recorded in "Borrowings under line of credit" on the balance sheet. This balance relates to two lines of credit, a U.S. line of credit and a China line of credit.

Autodesk's U.S. line of credit facility permits unsecured short-term borrowings of up to $250.0 million, and is available for working capital or other business needs. The credit agreement contains customary covenants, which could restrict the imposition of liens on Autodesk's assets, and restrict the Company's ability to incur additional indebtedness or make dispositions of assets if Autodesk fails to maintain its financial covenants. Autodesk drew on the U.S. line of credit during fiscal 2009 due to temporary differences between cash needs and cash availability in the U.S. During fiscal 2009 Autodesk principally used the facility to fund the 8.0 million share stock repurchase and for the acquisition of Moldflow. Autodesk had $50.0 million of outstanding borrowings on this line of credit at January 31, 2009. This facility expires in August 2012.

Autodesk's China line of credit facility permits unsecured short-term borrowings of up to $5.0 million, and is available for working capital needs. At January 31, 2009, Autodesk had $2.1 million of outstanding borrowings on this line of credit, which contains customary covenants. Autodesk drew on this line of credit due to temporary differences between cash needs and cash availability in China. The current China facility draw matures in May 2009. The China facility is a short-term revolving facility which may be canceled or called at any time with 30 days' written notice.

The weighted average interest rate on Autodesk's line of credit facilities was 1.01% at January 31, 2009. There were no outstanding balances on Autodesk's line of credit facilities at January 31, 2008.

Note 6. Commitments and Contingencies

Leases

Autodesk leases office space and computer equipment under noncancellable operating lease agreements. The leases generally provide that Autodesk pay taxes, insurance and maintenance expenses related to the leased assets. Future minimum lease payments for fiscal years ended January 31 are as follows:

2010	$ 62.2
2011	49.7
2012	33.5
2013	25.6
2014	13.5
Thereafter	43.4
	227.9
Less: Sublease income	(3.8)
	$224.1

Autodesk leases office space under arrangements expiring through 2023. Certain of these lease arrangements contain escalation clauses whereby monthly rent increases over time. Autodesk leases computer equipment under arrangements expiring through 2015. Rent expense is recognized on a straight-line basis over the lease period. Rent expense was $73.1 million in fiscal 2009, $49.6 million in fiscal 2008, and $40.6 million in fiscal 2007.

Purchase commitments

Autodesk, in the normal course of business, enters into various purchase commitments for goods or services. Total non-cancellable purchase commitments as of January 31, 2009 were approximately $44.3 million for periods through fiscal 2012. These purchase commitments primarily result from contracts for the acquisition of IT infrastructure, marketing and software development services. Of the total purchase commitments, $21.7 million related to a termination fee for an outsource application hosting services agreement entered into during fiscal 2006. This fee is reduced as time lapses during the five-year contract period.

Autodesk has certain royalty commitments associated with the shipment and licensing of certain products. Royalty expense is generally based on a dollar amount per unit shipped or a percentage of the underlying revenue. Royalty expense, which was recorded under cost of license and other revenue on Autodesk's Consolidated Statements of Income, was $17.1 million in fiscal 2009, $14.9 million in fiscal 2008, and $16.8 million in fiscal 2007.

Indemnifications

In the normal course of business, Autodesk provides indemnifications of varying scopes, including limited product warranties and indemnification of customers against claims of intellectual property infringement made by third parties arising from the use of its products or services. Autodesk accrues for known indemnification issues if a loss is probable and can be reasonably estimated. Historically, costs related to these indemnifications have not been significant, but because potential future costs are highly variable, Autodesk is unable to estimate the maximum potential impact of these indemnifications on its future results of operations.

In connection with the purchase, sale or license of assets or businesses with third parties, Autodesk has entered into or assumed customary indemnification agreements related to the assets or businesses purchased, sold or licensed. Historically, costs related to these indemnifications have not been significant, but because potential future costs are highly variable, Autodesk is unable to estimate the maximum potential impact of these indemnifications on its future results of operations.

As permitted under Delaware law, Autodesk has agreements whereby it indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was, serving at Autodesk's request in such capacity. The maximum potential amount of future payments Autodesk could be required to make under these indemnification agreements is unlimited; however, Autodesk has directors' and officers' liability insurance coverage that is intended to reduce its financial exposure and may enable Autodesk to recover a portion of any future amounts paid. Autodesk believes the estimated fair value of these indemnification agreements in excess of applicable insurance coverage is minimal.

Legal Proceedings

During the fourth quarter of fiscal 2007, three stockholder derivative lawsuits were filed against Autodesk and certain of the Company's current and former directors and officers relating to its historical stock option practices and related accounting: on November 20, 2006, the Company and certain of its current and former members of the Board were sued in U.S. Federal District Court for the Northern District of California in a stockholder derivative action, entitled "Giles v. Bartz, et al.," Case No. C06-8175 (the "Giles Case"). On December 29, 2006, the Company, certain of its current and former members of the Board, and certain current and past executive officers were sued in United States Federal District Court for the Northern District of California in a stockholder derivative action, entitled "Campion v. Sutton, et al.," Case No. C06-07967. The Campion lawsuit was consolidated into the Giles Case and later voluntarily dismissed by the plaintiff on January 31, 2007. On January 9, 2007, the Company, certain of its current and former members of the Board, and certain current and former executive officers were sued in the Superior Court for the State of California, County of Marin in a stockholder derivative action, entitled "Koerner v. Bartz, et al.," Case No. CV-070112 (the "Koerner Case"). The plaintiff in the Giles Case filed an amended complaint on December 3, 2007, and the plaintiff in the Koerner Case filed an amended complaint on December 7, 2007. The Koerner Case has been stayed pending the outcome of the Giles Case. On February 10, 2009, the court in the Giles Case entered judgment against the plaintiff and dismissed the case. The plaintiff in the Giles Case did not appeal the judgment. These actions are in the preliminary stages of the litigation and Autodesk cannot determine the final financial impact of these matters based on the facts known at this time. However, it is possible that an unfavorable resolution of the matters could occur and materially affect its future results of operations, cash flows or financial position in a particular period.

In connection with Autodesk's anti-piracy program, designed to enforce copyright protection of its software and conducted both internally and through the Business Software Alliance ("BSA"), from time to time the Company undertakes litigation against alleged copyright infringers or provides information to criminal justice authorities to conduct actions against alleged copyright infringers. Such lawsuits have led to counter claims alleging improper use of litigation or violation of other local law.

In addition, Autodesk is involved in legal proceedings from time to time arising from the normal course of business activities including claims of alleged infringement of intellectual property rights, commercial, employment, piracy prosecution and other matters. In the Company's opinion, resolution of pending matters is not expected to have a material adverse impact on its consolidated results of operations, cash flows or its financial position. However, it is possible that an unfavorable resolution of one or more such proceedings could in the future materially affect its future results of operations, cash flows or financial position in a particular period.

Note 7. Stockholders' Equity

Preferred Stock

Under Autodesk's Certificate of Incorporation, 2.0 million shares of preferred stock are authorized. At January 31, 2009, there were no preferred shares issued or outstanding. The Board of Directors has the authority to issue the preferred stock in one or more series and to fix rights, preferences, privileges and restrictions, including dividends, and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders.

Common Stock Repurchase Programs

Autodesk has a stock repurchase program that helps offset the dilution to net income per share caused by the issuance of stock under the Company's employee stock plans and returns excess cash generated from its business to stockholders. During fiscal 2009, Autodesk repurchased and retired 8.0 million shares at an average repurchase price of $32.06 per share, 12.1 million shares in fiscal 2008 at an average repurchase price of $46.43 per share, and 4.2 million shares in fiscal 2007 at an average repurchase price of $36.79 per share. Common stock and additional paid-in capital and retained earnings were reduced by $96.1 million and $160.5 million, respectively, for the year ended January 31, 2009, as a result of the stock repurchases. Because Autodesk was not current with its reporting obligations under the Securities Exchange Act of 1934 due to its voluntary review of its stock option grant practices, there were no repurchases of Autodesk common stock during the first quarter of fiscal 2008 or during the second half of fiscal 2007.

Between November 1999 and December 2004, the Board of Directors approved several plans to repurchase up to a total of 144.0 million shares of Autodesk common stock. In December 2007, the Board of Directors approved a plan to repurchase an additional 20.0 million shares of Autodesk common stock. Of the total 164.0 million shares approved for repurchase, 147.9 million shares had been repurchased and retired, and 16.1 million shares remained available for repurchase under this program as of January 31, 2009. In fiscal 2009, 2008, and 2007, Autodesk repurchased its common stock through open market purchases. The number of shares acquired and the timing of the purchases are based on several factors, including general market conditions, the number of employee stock option exercises, the trading price of Autodesk common stock, cash on hand and available in the United States, and company defined trading windows.

Note 8. Interest and Other Income, net

Interest and other income, net, consists of the following:

	Fiscal Year Ended January 31,		
	2009	2008	2007
Interest and investment income, net	$13.6	$33.4	$18.6
Investment impairment	(5.9)	(4.0)	—
Loss on cost method investment	—	(5.0)	—
Loss from unconsolidated subsidiary	—	(3.4)	(4.3)
Other income	0.3	3.4	2.5
	$ 8.0	$24.4	$16.8

Note 9. Comprehensive Income

The components of other comprehensive income, net of taxes, were as follows:

	January 31,		
	2009	2008	2007
Net income	$183.6	$356.2	$289.7
Net unrealized gains on available-for-sale securities:			
Net loss on derivative instruments, net of tax	(0.2)	—	—
Change in unrealized loss on available-for-sale securities, net of tax	0.4	(0.4)	—
Net change in cumulative foreign currency translation adjustment	(25.2)	17.8	3.8
Total comprehensive income	$158.6	$373.6	$293.5

Accumulated other comprehensive income (loss), net of taxes, was comprised of foreign currency translation adjustments of $(11.2) million, $13.8 million and $3.6 million at January 31, 2009, 2008 and 2007, respectively.

Note 10. Net Income Per Share

The following table sets forth the computation of the numerators and denominators used in the basic and diluted net income per share amounts:

	Fiscal Year Ended January 31,		
	2009	2008	2007
Numerator:			
Net income	$183.6	$356.2	$289.7
Denominator:			
Denominator for basic net income per share—weighted average shares	225.5	230.3	230.7
Effect of dilutive common stock options	4.6	11.7	12.5
Denominator for dilutive net income per share	230.1	242.0	243.2
Basic net income per share	$ 0.81	$ 1.55	$ 1.26
Diluted net income per share	$ 0.80	$ 1.47	$ 1.19

The computation of diluted net income per share does not include 15.8 million shares for fiscal 2009, 6.8 million shares for fiscal 2008 and 8.3 million shares for fiscal 2007 of common stock underlying stock options whose exercise price was above the annual average fair market value of Autodesk's common stock. These shares were excluded in the computation of basic and diluted net income per share because they were anti-dilutive under the treasury stock method, in accordance with the FASB's Statement of Financial Accounting Standards No. 128, "Earnings per Share."

Note 11. Segments

Autodesk has four reportable segments: Platform Solutions and Emerging Business and Other ("PSEB"), Architecture, Engineering and Construction ("AEC"), Manufacturing Solutions ("MSD") and Media and Entertainment ("M&E"). Location Services, which is not included in any of the above reportable segments, is reflected as Other. Autodesk believes that reporting in these four segments is consistent with Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information (as amended)." Autodesk has no material inter-segment revenue.

The PSEB, AEC and MSD segments derive revenue from the sale of licenses for software products and services to customers who design, build, manage or own building, manufacturing and infrastructure projects. The M&E segment derives revenue from the sale of products to creative professionals, post-production facilities, and broadcasters for a variety of applications, including feature films, television programs, commercials, music and corporate videos, interactive game production, web design and interactive web streaming.

PSEB, consisting of Autodesk's core platform, AutoCAD, underpins the Company's design offerings for all industries. AutoCAD provides a platform for Autodesk's developer partners to build custom solutions for a range of diverse design-oriented markets and for AEC and MSD to offer tailored versions of AutoCAD for their markets. PSEB's revenue primarily includes revenue from sales of licenses of Autodesk's 2D horizontal products, AutoCAD and AutoCAD LT, as well as Autodesk's 2D industry-specific product and AutoCAD Map 3D.

AEC solutions enable customers and their clients to reduce inefficiencies in building design, civil engineering, and construction. AEC solutions also support information needs across the project lifecycle. The segment's solutions include advanced technology for building information modeling ("BIM"), AutoCAD-based design and documentation productivity software, and collaborative project management software. BIM, a paradigm for building and civil engineering design, documentation and construction, enables users to exchange and analyze complex design and construction information in digital form, and through its use enables users to design and construct more environmentally sustainable or "green" projects through analysis of land use, drainage patterns, materials, quantities, energy use, and lighting in a virtual model. AEC's revenue primarily includes revenue from the sales of licenses of Autodesk Revit products, AutoCAD Architecture and AutoCAD Civil 3D.

MSD provides the manufacturing industry with comprehensive design, data management and digital prototyping solutions, enabling customers to rapidly adopt 3D model-based design, create and validate designs in a simple 2D or 3D environment, and manage designs from the conceptual design phase through the manufacturing phase. MSD's revenue primarily includes revenue from the sales of licenses of Autodesk Inventor products and AutoCAD Mechanical.

M&E is comprised of two product groups: Animation, including design visualization, and Advanced Systems. Animation products such as Autodesk 3ds Max and Autodesk Maya provide advanced tools for 3D modeling, animation, rendering solutions, and design visualization and visual effects production. Advanced Systems products provide color grading, editing, finishing and visual effects, media mastering and encoding technology and increase the productivity of creative professionals.

All of Autodesk's reportable segments distribute their respective products primarily through authorized resellers and distributors and, to a lesser extent, through direct sales to end-users.

The accounting policies of the reportable segments are the same as those described in Note 1, "Business and Summary of Significant Accounting Policies." Autodesk evaluates each segment's performance on the basis of gross profit. Autodesk currently does not separately accumulate and report asset information by segment, except for goodwill, which is disclosed in Note 1, "Business and Summary of Significant Accounting Policies."

Information concerning the operations of Autodesk's reportable segments is as follows:

	Fiscal year ended January 31,		
	2009	2008	2007
Net revenue:			
Platform Solutions and Emerging Business and Other	$1,017.7	$ 997.1	$ 878.9
Architecture, Engineering and Construction	524.6	480.0	382.4
Manufacturing Solutions	488.4	418.0	333.3
Media and Entertainment	262.1	258.6	234.6
Other(1)	22.4	18.2	10.6
	$2,315.2	$2,171.9	$1,839.8
Gross profit:			
Platform Solutions and Emerging Business and Other	$ 965.4	$ 946.1	$ 827.5
Architecture, Engineering and Construction	486.7	445.1	351.2
Manufacturing Solutions	456.2	385.7	302.8
Media and Entertainment	199.9	192.2	146.7
Unallocated amounts(2)	(12.1)	(4.9)	(6.1)
	$2,096.1	$1,964.2	$1,622.1
Depreciation and amortization:			
Platform Solutions and Emerging Business and Other	$ 2.4	$ 2.7	$ 2.9
Architecture, Engineering and Construction	2.1	2.0	1.4
Manufacturing Solutions	2.6	4.4	4.5
Media and Entertainment	2.5	2.8	2.7
Unallocated amounts	82.8	49.4	42.0
	$ 92.4	$ 61.3	$ 53.5

(1) Other primarily consists of revenue from Autodesk's Location Services division (see Note 15, "Subsequent Events").

(2) Unallocated amounts primarily relate to corporate expenses and other costs and expenses that are managed outside the reportable segments, including expense from stock-based compensation recorded under SFAS 123R.

Information regarding Autodesk's operations by geographic area is as follows:

	Fiscal year ended January 31,		
	2009	2008	2007
Net revenue:			
U.S.	$ 646.4	$ 682.0	$ 617.3
Other Americas	135.9	121.5	117.2
Total Americas	782.3	803.5	734.5
Europe, Middle East and Africa	1,003.4	875.5	687.5
Japan	213.2	183.1	167.8
Other Asia Pacific	316.3	309.8	250.0
Total Asia Pacific	529.5	492.9	417.8
Total net revenue	$2,315.2	$2,171.9	$1,839.8

	January 31,	
	2009	2008
Long lived assets:(1)		
U.S. operations	$ 744.3	$ 349.3
Other Americas	276.7	102.1
Total Americas	1,021.0	451.4
Neuchâtel, Switzerland	55.3	40.0
Other Europe, Middle East and Africa	677.9	700.5
Total Europe, Middle East and Africa	733.2	740.5
Asia Pacific	48.7	36.4
Consolidating eliminations	(903.5)	(560.9)
Total long-lived assets	$ 899.4	$ 667.4

(1) Long-lived assets exclude deferred tax assets and marketable securities.

Note 12. Financial Instruments

Fair Values of Financial Instruments

Market values were determined for each individual security in the investment portfolio. The cost and fair value of Autodesk's financial instruments are as follows:

	January 31, 2009		January 31, 2008	
	Cost	Fair Value	Cost	Fair Value
Cash and cash equivalents	$917.6	$917.6	$917.9	$917.9
Marketable securities—short-term	68.0	63.5	31.4	31.4
Marketable securities—long-term	9.0	7.6	9.0	8.4
Foreign currency option contracts	2.4	2.1	0.2	0.2

Forwards and Options

Under its risk management strategy, Autodesk uses derivative instruments to manage its short-term exposures to fluctuations in foreign currency exchange rates which exist as part of ongoing business operations. Autodesk's general practice is to use forward and option contracts to hedge a majority of transaction exposures denominated in euros, Japanese yen, Swiss francs, British pounds and Canadian dollars. These foreign currency instruments have maturities between one to 12 months in the future. Autodesk does not enter into any foreign exchange derivative instruments for trading or speculative purposes.

Autodesk utilizes foreign currency option collar contracts or forwards to reduce the exchange rate impact on a portion of the net revenue or operating expenses of certain anticipated transactions. These option and forward contracts are designated and documented as cash flow hedges and qualify for hedge accounting treatment under SFAS 133. For cash flow hedges, derivative gains and losses included in comprehensive income are reclassified into earnings at the time the forecasted revenue or expense is recognized. The notional amount of these contracts was $276.7 million at January 31, 2009 and $131.8 million at January 31, 2008, and the critical terms were generally the same as those of the underlying exposure. Gains and losses, if any, from the effective portion of these contracts, as determinable under SFAS 133, are recognized as net revenue or operating expenses, while the ineffective portion of these contract is recorded in interest and other income, net. There were $14.7 million net settlement losses recorded during fiscal 2009; there were no net settlement losses recorded during fiscal 2008 and 2007. There were $23.2 million, $0.2 million and $0.2 million net settlement gains recorded during fiscal 2009, 2008 and 2007, respectively. For fiscal 2009, the amount reclassified to earnings from other comprehensive income was $8.4 million. In accordance with SFAS 133, unsettled contracts are recognized as either assets or liabilities on the balance sheet and recognized at fair value.

In addition to the cash flow hedges described above, forward contracts which are not designated as hedging instruments under SFAS 133, are used to reduce the exchange rate risk associated primarily with receivables and payables. Forward contracts are marked-to-market at the end of each reporting period, with gains and losses recognized as other income or expense to offset the gains or losses resulting from the settlement of the underlying foreign currency denominated receivables and payables. The notional amounts of foreign currency contracts were $28.3 million at January 31, 2009 and $66.9 million at January 31, 2008. While the contract or notional amount is often used to express the volume of foreign exchange contracts, the amounts potentially subject to credit risk are generally limited to the amounts, if any, by which the counterparties' obligations under the agreements exceed the obligations of Autodesk to the counterparties.

Amounts associated with the cost of the options, which were recorded in interest and other income, net, totaled $4.8 million, $0.7 million and $0.6 million during fiscal 2009, 2008 and 2007, respectively.

Marketable Securities

Marketable securities include the following available-for-sale securities at January 31, 2009 and 2008:

	January 31, 2009			
	Cost	Gross unrealized gains	Gross unrealized losses	Estimated Fair Value
Short-term:				
Mutual funds	$57.7	$—	$(4.5)	$53.2
Bank time deposits	10.3	—	—	10.3
	$68.0	$—	$(4.5)	$63.5
Long-term:				
Taxable auction-rate securities	$ 9.0	$—	$(1.4)	$ 7.6
	$ 9.0	$—	$(1.4)	$ 7.6

	January 31, 2008			
	Cost	Gross unrealized gains	Gross unrealized losses	Estimated Fair Value
Short-term:				
Mutual funds	$26.7	$—	$—	$26.7
Bank time deposits	4.7	—	—	4.7
	$31.4	$—	$—	$31.4
Long-term:				
Taxable auction-rate securities	$ 9.0	$—	$(0.6)	$ 8.4
	$ 9.0	$—	$(0.6)	$ 8.4

The sales of available-for-sale securities in fiscal 2009, 2008 and 2007 resulted in no gross gains or losses. The cost of securities sold is based on the specific identification method. Proceeds from the sale and maturity of marketable securities were $83.4 million in fiscal 2009, $799.1 million in fiscal 2008 and $325.2 million in fiscal 2007.

At January 31, 2009, Autodesk had $35.1 million invested in The Reserve International Liquidity Fund and $2.7 million invested in The Reserve Primary Fund (collectively, the "Reserve Funds"). The fair value of the investment in the Reserve Funds was $33.3 million. In mid-September 2008, the net asset value of the Reserve Funds decreased below $1 per share. Accordingly, Autodesk recorded a $4.5 million other-than-temporary impairment charge in fiscal 2009 to recognize the estimated loss in these investments. At January 31, 2009, Autodesk's investment portfolio included two auction rate securities with an estimated fair value of $7.6 million ($9.0 million cost basis). These auction rate securities have failed to settle in auctions since August 2007. The failed auctions resulted in the interest rate on these investments resetting at LIBOR plus 200 basis points, which represents a premium interest rate on these investments. At this time, these investments are not currently liquid, and in the event Autodesk needs to access these funds, the Company will not be able to do so without a loss of principal unless a future auction on these investments is successful. In fiscal 2009 Autodesk recorded an other-than-temporary impairment of $1.4 million related to these investments. The impairment expense was recorded in "Interest and other income (expense), net" in the Consolidated Statements of Income. The Company will continue to evaluate its accounting for these investments quarterly.

Fair Value Measurements

Autodesk adopted Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("SFAS 157") effective February 1, 2008 for financial assets and liabilities measured on a recurring basis. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received upon the sale of an asset, or the amount paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted prices in active markets that are observable either directly or indirectly in active markets; and (Level 3) unobservable inputs in which there is little or no market data, which require Autodesk to develop its own assumptions. SFAS 157 requires Autodesk to maximize its use of observable market data, and to minimize its use of unobservable inputs when determining fair value. On a recurring basis, Autodesk measures at fair value certain financial assets and liabilities, which consist of cash equivalents, marketable securities and foreign currency contracts.

The Company's investments held in the Reserve Funds were re-designated as Level 3 securities in October 2008. The Company conducted its fair value assessment of the Reserve Funds using Level 2 and Level 3 inputs. Management has reviewed the Reserve Funds' underlying securities portfolio which is substantially comprised of term deposits, money market funds, US treasury bills and commercial paper. These securities are issued by highly-rated institutions. Normally, the Company would classify such investments within Level 2 of the fair value hierarchy. Management evaluated the fair value of its unit interest in the Reserve Funds, considering risk of collection, timing and other factors. These assumptions are inherently subjective and involve significant management judgment. As a result, the Company has classified its holdings in the Reserve Funds within Level 3 of the fair value hierarchy.

Autodesk's investments in auction rate securities are classified within Level 3 because they are valued using a pricing model, and some of the inputs to this model are unobservable in the market.

The following table summarizes the valuation of Autodesk's investments and financial instruments, which were determined by fair value hierarchy at January 31, 2009:

	Fair Value Measurements at January 31, 2009 Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Cash equivalents(1):				
Term deposits	$—	$340.0	$—	$340.0
Money market funds	—	63.5	—	63.5
US Treasury bills	25.0	—	—	25.0
Agencies	55.0	—	—	55.0
Commercial paper	—	206.1	—	206.1
Marketable securities:				
Money market funds	—	—	33.3	33.3
Mutual funds	19.9	—	—	19.9
Bank time deposits	—	10.3	—	10.3
Taxable auction-rate securities	—	—	7.6	7.6
Foreign currency derivative contracts(2)	—	2.1	—	2.1
Total	$99.9	$622.0	$40.9	$762.8

(1) Included in "Cash and cash equivalents" in the accompanying Consolidated Balance Sheets.

(2) Included in "Prepaid expenses and other current assets" in the accompanying Consolidated Balance Sheets.

Autodesk's cash equivalents and marketable securities are primarily classified within Level 1 or Level 2 of the fair value hierarchy because they are valued primarily using quoted market prices, or alternative pricing sources and models utilizing market observable inputs with reasonable levels of price transparency. A reconciliation of the change in Autodesk's Level 3 items for the fiscal year ended January 31, 2009 was as follows:

	Fair Value Measurements Using (Level 3)		
	Money Market Funds	Taxable Auction-Rate Securities	Total
Balance at January 31, 2008	$ —	$ 8.4	$ 8.4
Transfers in to Level 3	106.4	—	106.4
Transfers out of Level 3	(68.6)	—	(68.6)
Total gains or losses (realized/unrealized):			
Included in "Accumulated other comprehensive income (loss)"	—	0.6	0.6
Included in "Interest and other income (expense), net"	(4.5)	(1.4)	(5.9)
Balance at January 31, 2009	$ 33.3	$ 7.6	$ 40.9
The amount of total gains or losses for the period included in "Interest and other income (expense), net" attributable to the change in unrealized gains or losses related to assets still held at the reporting date	$ (4.5)	$(1.4)	$ (5.9)

Note 13. Business Combinations

The following acquisitions were accounted for under Statement of Financial Accounting Standards No. 141, "Business Combinations ("SFAS 141"). Accordingly, the results of operations of each acquisition are included in the accompanying Consolidated Statements of Income since the acquisition dates, and the related assets and liabilities were recorded based upon their relative fair values at their respective acquisition dates. Pro forma financial information has not been presented as their historical operations were not material to Autodesk's Consolidated Financial Statements either individually or in the aggregate.

Fiscal 2009 Acquisitions

Moldflow

In June 2008, Autodesk acquired Moldflow Corporation ("Moldflow"), based in Framingham, Massachusetts. Moldflow software solutions are used for the design and engineering of injection-molded plastic parts. The acquisition of Moldflow added simulation and optimization capabilities to Autodesk's digital prototyping solution portfolio. Autodesk acquired Moldflow for $22.00 per share, or approximately $183.5 million cash, net of cash acquired. The acquisition was structured as a cash tender offer for all the outstanding shares of Moldflow common stock, followed by a merger of an Autodesk subsidiary into Moldflow where Moldflow survived as a wholly-owned subsidiary of Autodesk. Autodesk incorporated Moldflow into Autodesk's MSD segment.

Management's preliminary allocation of the purchase price consideration, based on a valuation of the acquired assets and liabilities, was as follows:

Developed technologies (6 year useful life)	$ 33.1
Customer relationships (6 year useful life)	32.6
Trade name (6 year useful life)	6.9
In-process research and development	16.2
Goodwill	124.9
Deferred revenue	(3.0)
Restructuring reserve	(2.9)
Deferred tax assets	7.6
Deferred tax liabilities	(30.7)
Net tangible assets	94.5
	$279.2

In-process research and development represents incomplete research and development projects that had not reached technological feasibility and had no alternative future use as of the acquisition date. Total in-process research and development related to Moldflow of $16.2 million was expensed to research and development during fiscal 2009 on the Consolidated Statement of Income.

Customer relationships represent the underlying relationships and agreements with Moldflow's existing customers. Trade name represents the estimated fair value of Moldflow's trade name and trademarks. The $124.9 million of goodwill, which represents the excess of the purchase price over the fair value of the acquired net tangible and intangible assets, is not deductible for tax purposes. Deferred revenue represents the estimated fair value of the support and maintenance obligations assumed from Moldflow in connection with this acquisition. Autodesk estimates that these support and maintenance obligations will be substantially fulfilled by the beginning of fiscal 2011. Autodesk management approved a restructuring plan directly resulting from the Moldflow acquisition and involving the elimination of employees and consolidation of facilities ("Moldflow Restructuring Plan"). The total restructuring reserve established for this plan was reflected as an allocation item in the total purchase price consideration of the acquisition. The Moldflow Restructuring Plan was established in accordance with Emerging Issues Task Force Issue No. 95-3, "*Recognition of Liabilities in Connection with a Purchase Business Combination*" ("EITF 95-3"). The total estimated cost of the Moldflow Restructuring Plan was $2.9 million for severance, outplacement and facilities consolidation costs.

Softimage

In November 2008, Autodesk acquired Softimage, based in Montreal, Canada. The Softimage acquisition provided 3D technology for the film, television and games markets. Autodesk acquired Softimage for approximately $35.1 million cash. Autodesk incorporated Softimage into Autodesk's M&E segment.

Developed technologies (3 year useful life)	$ 4.0
Customer relationships (5 year useful life)	4.8
Trade name (4 year useful life)	1.0
In-process research and development	5.0
Goodwill	21.0
Net tangible assets	(0.7)
	$35.1

In-process research and development represents incomplete research and development projects that had not reached technological feasibility and had no alternative future use as of the acquisition date. Total in-process research and development related to Softimage of $5.0 million was expensed to research and development during fiscal 2009 on the Consolidated Statement of Income.

Customer relationships represent the underlying relationships and agreements with Softimage's existing customers. Trade name represents the estimated fair value of Softimage's trade name and trademarks. The $21.0 million of goodwill, which represents the excess of the purchase price over the fair value of the acquired net tangible and intangible assets, is deductible for tax purposes.

ALGOR

In January 2009, Autodesk acquired ALGOR, Inc. ("ALGOR"), based in Pittsburgh, Pennsylvania. The ALGOR acquisition provided analysis and simulation tools that help mechanical engineers make products at a lower cost. The acquisition is expected to strengthen the Autodesk solution for digital prototyping with new advanced simulation functionality, including multiphysics, mechanical event simulation and fluid flow. Autodesk acquired ALGOR for approximately $30.4 million cash, net of cash acquired. Autodesk incorporated ALGOR into Autodesk's MSD segment.

Developed technologies (5 year useful life)	$ 6.5
Customer relationships (7 year useful life)	7.3
Trade name (7 year useful life)	1.1
In-process research and development	3.9
Goodwill	16.4
Deferred revenue	(1.3)
Deferred tax assets	0.9
Deferred tax liabilities	(3.9)
Net tangible assets	3.8
	$34.7

In-process research and development represents incomplete research and development projects that had not reached technological feasibility and had no alternative future use as of the acquisition date. Total in-process research and development related to ALGOR of $3.9 million was expensed to research and development during fiscal 2009 on the Consolidated Statement of Income.

Customer relationships represent the underlying relationships and agreements with ALGOR's existing customers. Trade name represents the estimated fair value of ALGOR's trade name and trademarks. The $16.4 million of goodwill, which represents the excess of the purchase price over the fair value of the acquired net tangible and intangible assets, is not deductible for tax purposes. Deferred revenue represents the estimated fair value of the support and maintenance obligations assumed from ALGOR in connection with this acquisition. Autodesk estimates that these support and maintenance obligations will be substantially fulfilled by the beginning of fiscal 2011.

Other Fiscal 2009 Acquisitions

In addition, during the year ended January 31, 2009, Autodesk completed seven other acquisitions, including companies that designed, developed, manufactured and marketed artificial intelligence middleware, image-based creation software, building information modeling software, sustainable building design software, intelligent 3D urban modeling software and database oriented electrical computer-aided design software for approximately $115.4 million, net of cash acquired. Management's preliminary allocation of the purchase price consideration, based on a valuation of the acquired assets and liabilities, is as follows:

Developed technologies (2.5 - 7 year useful life)	$ 23.4
Customer relationships (5 - 7 year useful life)	15.0
Trade name (6 - 7 year useful life)	2.3
In-process research and development	1.8
Goodwill	71.4
Net tangible assets	3.8
	$117.7

In-process research and development represents incomplete research and development projects that had not reached technological feasibility and had no alternative future use as of the acquisition date. The total in-process research and development amount was recorded during fiscal 2009 in research and development on the Consolidated Statement of Income.

Fiscal 2008 Acquisitions

Robobat

In January 2008, Autodesk acquired Robobat S.A ("Robobat"), a privately held company headquartered in Grenoble, France. The acquisition was valued at $42.5 million. Robobat was incorporated into the AEC segment.

The addition of Robobat technology enabled Autodesk to develop structural analysis and detailing solutions that leverage the information at the heart of building information modeling ("BIM") from design to fabrication. It also complemented Autodesk's structural engineering software offerings and helped Autodesk provide a more complete set of well integrated solutions to the structural engineering industry.

Management's allocation of the purchase price consideration, based on a valuation of acquired assets and liabilities, is as follows:

Developed technologies (5 year useful life)	$ 8.4
Customer relationships (6 year useful life)	9.4
In-process research and development	1.8
Goodwill	27.6
Deferred revenue	(0.7)
Restructuring reserve	(0.9)
Net tangible assets	(3.1)
	$42.5

In-process research and development represents incomplete Robobat research and development projects that had not reached technological feasibility and had no alternative future use as of the acquisition date and was recorded during fiscal 2008 in research and development on the Consolidated Statement of Income.

Customer relationships represent the underlying relationships with Robobat's existing customers. Goodwill represents the excess of the purchase price over the fair value of the acquired net tangible and intangible assets, and is deductible for tax purposes. Deferred revenue represents the estimated fair value of the support and maintenance obligations assumed from Robobat in connection with this acquisition. Autodesk management approved a restructuring plan directly resulting from the Robobat acquisition and involving the elimination of employees of Robobat ("Robobat Restructuring Plan"). The total restructuring reserve established for this plan was reflected as an allocation item in the total purchase price consideration of the acquisition. The Robobat Restructuring Plan was established in accordance with EITF 95-3. The total estimated cost of the Robobat Restructuring Plan was $0.9 million for severance and outplacement costs.

NavisWorks

In June 2007, Autodesk acquired NavisWorks (UK) Limited ("NavisWorks"), a privately-held company, for cash consideration of approximately $26.0 million and a note payable of $2.6 million due in June 2008. Autodesk incorporated NavisWorks into the AEC segment. NavisWorks provided 3D coordination, collaboration and sequencing in design and construction. This acquisition increased the interoperability of Autodesk's 3D model-based design software by coordinating design information from multiple sources.

Management's allocation of the purchase price consideration, based on a valuation of the acquired assets and liabilities, is as follows:

Developed technologies (6 year useful life)	$ 6.5
Customer relationships (6 year useful life)	5.5
Trade name (6 year useful life)	0.6
In-process research and development	1.0
Goodwill	9.3
Deferred revenue	(1.1)
Net tangible assets	7.3
	$29.1

In-process research and development represents incomplete NavisWorks research and development projects that had not reached technological feasibility and had no alternative future use as of the acquisition date, and was recorded during the second quarter of fiscal 2008 in research and development on the Consolidated Statement of Income.

Customer relationships represent the underlying relationships and agreements with NavisWorks' existing customers. Trade name represents the estimated fair value of NavisWorks' trade name and trademarks. The $9.3 million of goodwill, which represents the excess of the purchase price over the fair value of the acquired net tangible and intangible assets, is deductible for tax purposes. Deferred revenue represents the estimated fair value of the support and maintenance obligations assumed from NavisWorks in connection with this acquisition.

Other Fiscal 2008 Acquisitions

In addition, during the year ended January 31, 2008, Autodesk completed eight other acquisitions for approximately $83.7 million, net of cash acquired. Management's allocation of the purchase price consideration, based on a valuation of the acquired assets and liabilities, is as follows:

Developed technologies (2.5 - 6.5 year useful life)	$12.8
Customer relationships (5.0 - 8.5 year useful life)	6.6
Trade name (2.5 - 4.0 year useful life)	0.5
In-process research and development	2.7
Goodwill	50.3
Net tangible assets	10.8
	$83.7

In-process research and development represents incomplete research and development projects that had not reached technological feasibility and had no alternative future use as of the acquisition date. The total in-process research and development amount was recorded during fiscal 2008 in research and development on the Consolidated Statement of Income.

Customer relationships represent the underlying relationships and agreements with the acquirees' existing customers. Trade name represents the estimated fair value of the acquirees' trade names and trademarks. The $50.3 million of goodwill, which represents the excess of the purchase price over the fair value of the acquired net tangible and intangible assets, is deductible for tax purposes.

Fiscal 2007 Acquisitions

Emerging Solutions, Inc. ("Constructware")

In March 2006, Autodesk acquired Constructware, a privately-held company, for cash consideration of approximately $45.7 million. Autodesk incorporated Constructware's collaborative technology solutions into the AEC segment. This acquisition provided on-demand communication and collaboration solutions and enabled Autodesk to expand its Buzzsaw collaborative project management solution with Constructware's cost, bid and risk management capabilities.

Management's allocation of the purchase price, based on a valuation of acquired assets and liabilities, is as follows:

Developed technologies (6 year useful life)	$ 5.1
Customer relationships (7 year useful life)	13.0
Customer contracts (7 year useful life)	1.1
Trade name (6 year useful life)	0.9
Goodwill	35.9
Deferred revenue	(5.1)
Restructuring reserve	(0.4)
Net tangible assets	(4.8)
	$45.7

Customer relationships and customer contracts represent the underlying relationships and agreements with Constructware's existing customers. Trade name represents the estimated fair value of the Constructware trade name and trademarks.

The $35.9 million of goodwill, which represents the excess of the purchase price over the fair value of the acquired net tangible and intangible assets, is not deductible for tax purposes. Deferred revenue represents the estimated fair value of the support and maintenance obligations assumed from Constructware in connection with this acquisition.

Note 14. Restructuring Reserves

During the fourth quarter of fiscal 2009, the Board of Directors approved a restructuring plan that will result in the elimination of approximately 750 positions and the consolidation of up to 27 offices worldwide with a total cost of $65.0 to $75.0 million ("Fiscal 2009 Plan"). This plan was designed to reduce operating expense levels to help achieve the Company's targeted operating margins. Of the $65.0 to $75.0 million, $50.0 to $55.0 million is attributable to termination benefits including severance benefits, medical benefits and outplacement costs. In addition, approximately $15.0 to $20.0 million of the restructuring charges is attributable to lease termination costs, which include losses on operating leases as well as the impairment of related leasehold improvements and equipment. Autodesk recorded $40.2 million in restructuring charges related to the Fiscal 2009 Plan in the fourth quarter of fiscal 2009. The actions approved under the Fiscal 2009 Plan will be substantially completed by the end of the first half of fiscal 2010. The remaining outstanding lease termination costs relate to operating lease agreements expiring between fiscal 2010 and fiscal 2018.

The following table sets forth the restructuring activities for the fiscal years ended January 31, 2009 and 2008.

	Balance at January 31, 2008	Additions	Charges Utilized	Adjustments	Balance at January 31, 2009
Fiscal 2009 Plan					
Lease termination and asset costs	$—	$ 2.8	$—	$—	$ 2.8
Employee termination costs	—	36.7	(1.3)	—	35.4
Fiscal 2002 Plan					
Lease termination costs	4.2	—	(1.1)	—	3.1
Other					
Lease termination costs	0.6	1.9	(0.8)		1.7
Employee termination costs	0.8	1.6	(1.5)	—	0.9
Total	$ 5.6	$43.0	$(4.7)	$—	$43.9
Current portion	$ 1.7				$38.4
Non-current portion	3.9				5.5
Total	$ 5.6				$43.9

	Balance at January 31, 2007	Additions	Charges Utilized	Adjustments	Balance at January 31, 2008
Fiscal 2002 Plan					
Lease termination costs	$ 4.9	$ 0.3	$(0.9)	$(0.1)	$ 4.2
Other					
Lease termination costs	1.0	0.1	(0.5)	—	0.6
Employee termination costs	0.1	0.9	—	(0.2)	0.8
Total	$ 6.0	$ 1.3	$(1.4)	$(0.3)	$ 5.6
Current portion	$ 1.5				$ 1.7
Non-current portion	4.5				3.9
Total	$ 6.0				$ 5.6

Note 15. Subsequent Events

Divestiture of Location Services

In January 2009, Autodesk entered into an agreement to divest substantially all of the assets and liabilities of its Location Services division to a company controlled by Hale Capital Partners, a private equity firm, or its affiliates ("Hale"). The transaction closed on February 13, 2009. In exchange for the Location Services assets and liabilities, Autodesk received warrants to acquire up to a 15 percent interest in the newly formed entity; the warrants may only be exercised in the case of a liquidating event of the company which is currently controlled by Hale. At January 31, 2009, the Company had net liabilities held for sale of $0.3 million related to its Location Services division. The Location Services division's net revenue was $22.4 million, $18.2 million and $10.6 million for fiscal 2009, 2008 and 2007, respectively.

Note 16. Selected Quarterly Financial Information (Unaudited)

Summarized quarterly financial information for fiscal 2009 and 2008 is as follows:

2009	1st quarter	2nd quarter	3rd quarter	4th quarter	Fiscal year
Net revenue	$598.8	$619.5	$607.1	$ 489.8	$2,315.2
Gross profit	540.8	559.8	554.2	441.3	2,096.1
Income (loss) before income taxes	126.8	125.1	136.2	(135.6)	252.5
Net income (loss)	94.6	89.8	104.5	(105.3)	183.6
Basic net income (loss) per share	$ 0.42	$ 0.40	$ 0.46	$ (0.47)	$ 0.81
Diluted net income (loss) per share	$ 0.41	$ 0.39	$ 0.45	$ (0.47)	$ 0.80

2008	1st quarter	2nd quarter	3rd quarter	4th quarter	Fiscal year
Net revenue	$508.5	$525.9	$538.4	$ 599.1	$2,171.9
Gross profit	455.6	473.8	486.6	548.2	1,964.2
Income (loss) before income taxes	111.1	117.9	110.0	131.0	470.0
Net income (loss)	83.2	91.6	84.8	96.6	356.2
Basic net income (loss) per share	$ 0.36	$ 0.40	$ 0.37	$ 0.42	$ 1.55
Diluted net income (loss) per share	$ 0.34	$ 0.38	$ 0.35	$ 0.40	$ 1.47

Results for the fourth quarter of fiscal 2009 include a $128.9 million charge for goodwill and intangibles impairment, and a $40.2 million charge for restructuring. Results for the first, second, third and fourth quarters of fiscal 2009 include amortization of acquisition-related intangibles of $6.5 million, $28.5 million, $14.8 million and $23.7 million, respectively. Autodesk also recognized income tax benefits of $6.1 million during the fourth quarter of fiscal 2009 from closure of income tax audits and other decreases in FIN 48 reserves.

Results for the first, second, third and fourth quarters of fiscal 2008 include amortization of acquisition-related intangibles of $4.0 million, $5.1 million, $8.0 million and $8.6 million, respectively. During the first and fourth quarters of fiscal 2008, Autodesk recorded $12.0 million and $1.7 million, respectively, of employee tax expense related to its voluntary review of historical stock option grant practices. Autodesk also recognized an income tax benefit of $2.1 million during the third quarter of fiscal 2008 from prior year audit closures.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Autodesk, Inc.

We have audited the accompanying consolidated balance sheets of Autodesk, Inc. as of January 31, 2009 and 2008, and the related consolidated statements of income, cash flows and stockholders' equity for each of the three years in the period ended January 31, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Autodesk, Inc. at January 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1, "Business and Summary of Significant Accounting Policies," and Note 3, "Income Taxes," in the Notes to the Consolidated Financial Statements, Autodesk, Inc. changed its method of accounting for uncertain tax positions as of February 1, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Autodesk, Inc.'s internal control over financial reporting as of January 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 20, 2009 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Jose, California
March 20, 2009

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Autodesk, Inc.

We have audited Autodesk, Inc.'s internal control over financial reporting as of January 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Autodesk, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Autodesk, Inc. maintained, in all material respects, effective internal control over financial reporting as of January 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Autodesk, Inc. as of January 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 2009 of Autodesk, Inc. and our report dated March 20, 2009 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Jose, California
March 20, 2009

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management evaluated, with the participation of our Chief Executive Officer and Interim Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our Chief Executive Officer and Interim Chief Financial Officer have concluded that our disclosure controls and procedures are effective at the reasonable assurance level to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 (i) is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (ii) is accumulated and communicated to Autodesk's management, including our Chief Executive Officer and Interim Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance that such information is accumulated and communicated to our management.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the quarter ended January 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management assessed the effectiveness of our internal control over financial reporting as of January 31, 2009. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control—Integrated Framework*. Our management has concluded that, as of January 31, 2009, our internal control over financial reporting is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our independent registered public accounting firm, Ernst & Young, LLP, has issued an audit report on our internal control over financial reporting, which is included in Item 8 herein.

Our management, including our Chief Executive Officer and Interim Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will necessarily prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Autodesk have been detected.

ITEM 9B. OTHER INFORMATION

None.

PART III

Certain information required by Part III is omitted from this Report because the Registrant will file a definitive proxy statement pursuant to Regulation 14A for Registrant's Annual Meeting of Stockholders to be held June 11, 2009, not later than 120 days after the end of the fiscal year covered by this Report (the "Proxy Statement") and certain information included therein is incorporated herein by reference. Only those sections of the Proxy Statement that specifically address the items set forth herein are incorporated by reference.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item is incorporated herein by reference to the sections entitled "Proposal One—Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Corporate Governance—Corporate Governance Guidelines and Code of Business Conduct" and "Corporate Governance—Board Meetings and Board Committees" in our Proxy Statement.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following sets forth certain information as of March 20, 2009 regarding our executive officers.

Name	Age	Position
Carl Bass	51	Chief Executive Officer, President and Interim Chief Financial Officer
George M. Bado	54	Executive Vice President, Sales and Services
Jan Becker	56	Senior Vice President, Human Resources and Corporate Real Estate
Jay Bhatt	40	Senior Vice President, Architecture, Engineering and Construction Solutions
Chris Bradshaw	46	Senior Vice President, Chief Marketing Officer
Moonhie Chin	51	Senior Vice President, Strategic Planning and Operations
Pascal W. Di Fronzo	44	Senior Vice President, General Counsel and Secretary
Amar Hanspal	45	Senior Vice President, Platform Solutions and Emerging Business
Robert Kross	55	Senior Vice President, Manufacturing Solutions
Marc Petit	44	Senior Vice President, Media and Entertainment

Carl Bass joined Autodesk in September 1993 and serves as Chief Executive Officer, President and Interim Chief Financial Officer. Mr. Bass was named Chief Executive Officer in May 2006, and Interim Chief Financial Officer in August 2008. From June 2004 to April 2006, Mr. Bass served as Chief Operating Officer. From February 2002 to June 2004, Mr. Bass served as Senior Executive Vice President, Design Solutions Group. From August 2001 to February 2002, Mr. Bass served as Executive Vice President, Emerging Business and Chief Strategy Officer. From June 1999 to July 2001, he served as President and Chief Executive Officer of Buzzsaw.com, Inc., a spin-off from Autodesk. He has also held other executive positions within Autodesk. Mr. Bass is also a director of McAfee, Inc.

George M. Bado joined Autodesk in October 2002 and serves as Executive Vice President, Sales and Services. From October 2004 to March 2007, Mr. Bado served as Senior Vice President, DSG Worldwide Sales and Consulting. From October 2002 to October 2004, Mr. Bado served as Vice President, DSG Worldwide Sales. Prior to joining Autodesk, Mr. Bado served as a consultant to the Board of Directors of ChipData, Inc., a venture backed start up involved in electronic design verification, from May 2002 to October 2002. Prior to that, Mr. Bado was Executive Vice President, Sales and Consulting for Innoveda, Inc., an electronic design automation software company, from July 2001 to April 2002 (Innoveda, Inc. was acquired by Mentor Graphics Corporation in April 2002) and from March 2000 to June 2001, was Executive Vice President, Operations for Centric Software, Inc., a product lifecycle management solutions company.

Jan Becker joined Autodesk in September 1992 and has served as Senior Vice President, Human Resources and Corporate Real Estate since June 2000. Ms. Becker previously served in other capacities in the Human Resources Department at Autodesk.

Jay Bhatt joined Autodesk in August 2001 and serves as Senior Vice President, Architecture, Engineering and Construction Solutions. From August 2001 to February 2004, Mr. Bhatt served as Vice President, Corporate Development and Strategic Planning. From March 2000 to July 2001, he served as Chief Financial Officer and senior vice president of Business Development of Buzzsaw.com, Inc., a spin-off of Autodesk. Prior to that, Mr. Bhatt worked as an investment banker and as a transactional attorney.

Chris Bradshaw joined Autodesk in September 1991 and has served as Senior Vice President, Chief Marketing Officer since September 2007. Prior to this, Mr. Bradshaw served as Senior Vice President, Worldwide Marketing from March 2007 to September 2007, as Vice President of Worldwide Marketing from January 2007 to March 2007, as Vice President of Autodesk's Infrastructure Solutions Division (ISD) from February 2003 to January 2007, and from August 2001 to January 2003, he was Vice President of Autodesk Building Collaboration Services. He served as senior vice president of sales and marketing for Buzzsaw.com, Inc., a spin-off of Autodesk, from September 1999 to August 2001 and as sales development director for Autodesk's AEC (Architecture, Engineering and Construction) products in the Asia-Pacific region from July 1997 to August 1999. He has also held other executive and non-executive positions at Autodesk.

Moonhie Chin joined Autodesk in February 1989 and has served as Senior Vice President, Strategic Planning and Operations since March 2007. From January 2003 to March 2007, she served as Vice President, Strategic Planning and Operations, and served as Vice President of Business Operations for Location Services from September 2000 to January 2003, and as Vice President of Business Administration from June 1999 to September 2000. She has also held other non-executive positions at Autodesk.

Pascal W. Di Fronzo joined Autodesk in June 1998 and has served as Senior Vice President, General Counsel and Secretary since March 2007. From March 2006 to March 2007 Mr. Di Fronzo served as Vice President, General Counsel and Secretary and served as Vice President, Assistant General Counsel and Assistant Secretary from March 2005 through 2006. Previously, Mr. Di Fronzo served in other business and legal capacities in the Legal Department. Prior to joining Autodesk, he advised high technology and emerging growth companies on business and intellectual property transactions and litigation while in private practice.

Amar Hanspal joined Autodesk in June 1987 and serves as Senior Vice President, Platform Solutions and Emerging Business. From January 2003 to January 2007, Mr. Hanspal served as Vice President of Autodesk Collaboration Solutions. He served as Vice President of Marketing of RedSpark, Inc., a spin-off of Autodesk focused on building a collaborative product development system for the discrete manufacturing industry, from April 2000 to December 2001. He has also held other executive and non-executive positions at Autodesk.

Robert Kross has served as Senior Vice President, Manufacturing Solutions since March 2007. Since joining Autodesk in November 1993, Mr. Kross has served as Vice President of the Manufacturing Solutions Division from December 2002 to March 2007 and a director in the Manufacturing Division from February 1998 to December 2002. Prior to that, he was President and co-founder of Woodbourne Inc., a provider of parametric design tools that was acquired by Autodesk in 1993.

Marc Petit joined Autodesk in October 2002 and serves as Senior Vice President, Media and Entertainment. He served as Vice President of Product Development and Operations for the Media and Entertainment Division from October 2002 to March 2007. Prior to joining Autodesk, Mr. Petit was Vice President of Operations for Aptilon Health, an online interactive marketing company.

There is no family relationship among any of our directors or executive officers.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to the section entitled "Executive Compensation," in our Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated herein by reference to the section entitled "Security Ownership of Certain Beneficial Owners and Management," and "Executive Compensation—Equity Compensation Plan Information" in our Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference to the section entitled "Certain Relationships and Related Party Transactions" and "Corporate Governance—Independence of the Board of Directors" in our Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated herein by reference to the sections entitled "Proposal Two—Principal Accounting Fees and Services," and "Proposal Two—Pre-Approval of Audit and Non-Audit Services" in our Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Report:

1. *Financial Statements*: The information concerning Autodesk's financial statements, and Report of Ernst & Young LLP, Independent Registered Public Accounting Firm required by this Item is incorporated by reference herein to the section of this Report in Item 8, entitled "Financial Statements and Supplementary Data."

2. *Financial Statement Schedule*: The following financial statement schedule of Autodesk, Inc., for the fiscal years ended January 31, 2009, 2008 and 2007, is filed as part of this Report and should be read in conjunction with the Consolidated Financial Statements of Autodesk, Inc.

Schedule II Valuation and Qualifying Accounts

Schedules not listed above have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the Consolidated Financial Statements or Notes thereto.

3. *Exhibits*: See Item 15(b) below. We have filed, or incorporated into this Report by reference, the exhibits listed on the accompanying Index to Exhibits immediately following the signature page of this Form 10-K.

(b) Exhibits:

We have filed, or incorporated into the Report by reference, the exhibits listed on the accompanying Index to Exhibits immediately following the signature page of this Form 10-K.

(c) Financial Statement Schedules: See Item 15(a), above.

ITEM 15(A)(2) FINANCIAL STATEMENT SCHEDULE II

Description	Balance at Beginning of Year	Additions Charged to Costs and Expenses or Revenues	Deductions and Write-Offs	Balance at End of Year
		(in millions)		
Fiscal year ended January 31, 2009				
Allowance for doubtful accounts	$ 7.8	$ 5.1	$ 4.3	$ 8.6
Product returns reserves	14.4	52.5	54.4	12.5
Restructuring	5.6	43.0	4.7	43.9
Fiscal year ended January 31, 2008				
Allowance for doubtful accounts	$ 9.9	$ (0.6)	$ 1.5	$ 7.8
Product returns reserves	18.2	46.8	50.6	14.4
Restructuring	6.0	1.3	1.7	5.6
Fiscal year ended January 31, 2007				
Allowance for doubtful accounts	$ 8.2	$ 2.1	$ 0.4	$ 9.9
Product returns reserves	14.2	57.1	53.1	18.2
Restructuring	13.5	2.3	9.8	6.0

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUTODESK, INC.

By: /s/ CARL BASS

Carl Bass
Chief Executive Officer, President and
Interim Chief Financial Officer

Dated: March 20, 2009

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Carl Bass as his or her attorney-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities as of March 20, 2009.

Signature	Title
/s/ CARL BASS **Carl Bass**	Chief Executive Officer and President (Principal Executive Officer) Interim Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ MARK A. BERTELSEN **Mark A. Bertelsen**	Director
/s/ CRAWFORD W. BEVERIDGE **Crawford W. Beveridge**	Director
/s/ J. HALLAM DAWSON **J. Hallam Dawson**	Director
/s/ PER-KRISTIAN HALVORSEN **Per-Kristian Halvorsen**	Director
/s/ SEAN M. MALONEY **Sean M. Maloney**	Director
/s/ ELIZABETH NELSON **Elizabeth Nelson**	Director
/s/ CHARLES ROBEL **Charles Robel**	Director
/s/ STEVEN M. WEST **Steven M. West**	Director

Index to Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of May 1, 2008, by and among Autodesk, Inc., Switch Acquisition Corporation and Moldflow Corporation (*incorporated by reference to Exhibit 2.1 filed with the Registrant's Current Report on Form 8-K filed on May 2, 2008*)
3.1	Amended and Restated Certificate of Incorporation of Registrant (*incorporated by reference to Exhibit 3.1 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2006)*
3.2	Amended and Restated Bylaws of Registrant (*incorporated by reference to Exhibit 3.1 filed with the Registrant's Current Report on Form 8-K filed on March 18, 2009*)
10.1*	Registrant's 1996 Stock Plan (*incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2005*)
10.2*	Registrant's 1996 Stock Plan Forms of Agreement (*incorporated by reference to Exhibit 10.5 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2005*)
10.3*	Registrant's 1998 Employee Qualified Stock Purchase Plan, as amended (*incorporated by reference to Exhibit 10.3 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2008*)
10.4*	Registrant's 1998 Employee Qualified Stock Purchase Plan Forms of Agreement (*incorporated by reference to Exhibit 10.2 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2005*)
10.5*	Registrant's 1998 Employee Qualified Stock Purchase Plan Form of Agreement (non-U.S. Employees) (*filed herewith*)
10.6*	Registrant's 2000 Directors' Option Plan, as amended (*incorporated by reference to Exhibit 10.2 filed with the Registrant's Current Report on Form 8-K filed on June 18, 2008*)
10.7*	Registrant's 2000 Directors' Option Plan Forms of Agreements (*incorporated by reference to Exhibit 10.2 filed with the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2008*)
10.8*	Registrant's 2006 Employee Stock Plan (*incorporated by reference to Exhibit 10.2 filed with the Registrant's Current Report on Form 8-K filed on November 15, 2005*)
10.9*	Registrant's 2006 Employee Stock Plan Forms of Agreement (*incorporated by reference to Exhibit 10.8 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2006 and Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed on June 20, 2007*)
10.10*	Registrant's 2008 Employee Stock Plan *(incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed on November 13, 2007)*
10.11*	Registrant's 2008 Employee Stock Plan Forms of Agreement (*incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2008*)
10.12*	Registrant's 2008 Employee Stock Plan Form of Agreement (*incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed on February 6, 2009*)
10.13*	Registrant's 2008 Employee Stock Plan Forms of Restricted Stock Unit Agreements (*incorporated by reference to Exhibit 10.2 filed with the Registrant's Current Report on Form 8-K filed on June 18, 2008*)
10.14*	Registrant's 2008 Employee Stock Plan Forms of Agreement (non-U.S. Employees) (*filed herewith*)
10.15*	Text of amendment to certain stock option agreements (*incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed on September 22, 2006*)

Exhibit No.	Description
10.16*	Amendments to certain stock option agreements *(filed herewith)*
10.17*	Form of Promise to Make Cash Payment and Option Amendment (U.S. Employees) *(incorporated by reference to Exhibit 99.1 filed with the Registrant's Current Report on Form 8-K filed on July 27, 2007)*
10.18*	Form of Promise to Make Cash Payment and Option Amendment (Canadian Employees) *(incorporated by reference to Exhibit 99.2 filed with the Registrant's Current Report on Form 8-K filed on July 27, 2007)*
10.19*	Executive Incentive Plan *(incorporated by reference to Exhibit 10.13 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2006)*
10.20*	Participants, target awards and payout formulas for fiscal year 2009 under the Registrant's Executive Incentive Plan *(incorporated by reference to Item 5.02 of the Registrant's Current Report on Form 8-K filed on March 18, 2008)*
10.21*	Registrant's 2005 Non-Qualified Deferred Compensation Plan, as amended and restated, effective as of January 1, 2008, as further amended and restated, effective as of December 31, 2008 *(incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2008)*
10.22*	Executive Change in Control Program, as amended and restated *(filed herewith)*
10.23*	Description of annual cash compensation paid to non-employee directors *(incorporated by reference to Item 1.01 of the Registrant's Current Report on Form 8-K filed on June 14, 2006 and Item 5.02 of the Registrant's Current Report on Form 8-K filed on March 18, 2009)*
10.24*	Form of Indemnification Agreement executed by Autodesk and each of its officers and directors *(incorporated by reference to Exhibit 10.8 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2005)*
10.25*	Employment Agreement between Registrant and Carol A. Bartz dated January 19, 2007 *(incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed on January 25, 2007)*
10.26*	Amended and Restated Employment Agreement between Registrant and Carl Bass dated December 12, 2008 *(filed herewith)*
10.27*	Registrant's Equity Incentive Deferral Plan as amended and restated effective as of June 12, 2008 *(incorporated by reference to Exhibit 10.4 filed with the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2008)*
10.28	Office Lease between Registrant and the J.H.S. Trust for 111 McInnis Parkway, San Rafael, CA, as amended *(incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2004)*
10.29	Credit Agreement between Registrant and CITIBANK, N.A. dated as of August 30, 2005 *(incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed on August 23, 2007)*
21.1	List of Subsidiaries *(filed herewith)*
23.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young LLP) *(filed herewith)*
24.1	Power of Attorney (contained in the signature page to this Annual Report)
31.1	Certification of Chief Executive Officer and Interim Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 *(filed herewith)*
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *(filed herewith)*

* Denotes a management contract or compensatory plan or arrangement.

(This page intentionally left blank.)

Board of Directors

Carl Bass
Chief Executive Officer and President
Autodesk, Inc.

Mark A. Bertelsen*
Senior Partner, Wilson Sonsini Goodrich & Rosati, Professional Corporation, Attorneys-at-Law

Crawford W. Beveridge
Executive Vice President and Chairman EMEA, APAC and the Americas, Sun Microsystems, Inc.

J. Hallam Dawson
Chairman of the Board, IDI Associates

Dr. Per-Kristian Halvorsen
Chief Innovation Officer and Senior Vice President, Intuit

Sean M. Maloney
Executive Vice President, Chief Sales and Marketing Officer, Intel Corporation

Elizabeth A. Nelson
Independent Consultant

Charles J. Robel
Chairman of the Board, McAfee, Inc.

Steven M. West
Founder and Partner, Emerging Company Partners LLC

Company Executive Officers

Carl Bass
Chief Executive Officer and President

George M. Bado
Executive Vice President, Sales and Services

Jan Becker
Senior Vice President, Human Resources and Corporate Real Estate

Jay Bhatt
Senior Vice President, Architecture, Engineering and Construction Solutions

Chris Bradshaw
Senior Vice President, Chief Marketing Officer

Moonhie Chin
Senior Vice President, Strategic Planning and Operations

Pascal W. Di Fronzo
Senior Vice President, General Counsel and Secretary

Amar Hanspal
Senior Vice President, Platform Solutions and Emerging Business

Mark J. Hawkins
Executive Vice President, Chief Financial Officer

Robert "Buzz" Kross
Senior Vice President Manufacturing Solutions

Marc Petit
Senior Vice President, Media & Entertainment

Corporate Headquarters

Worldwide Headquarters
Autodesk, Inc.
111 McInnis Parkway
San Rafael, California 94903
USA

Asia Pacific Headquarters
Autodesk Asia Pte Ltd.
3 Fusionopolis Way
#10-21 Symbiosis
Singapore 138633
Singapore

European Headquarters
Autodesk Development Sàrl
Rue du Puits-Godet-6
Case Postale 35
Neuchatel 2002
Switzerland

Legal Counsel

Wilson Sonsini Goodrich & Rosati Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
USA

Transfer Agent

Computershare Inc.
250 Royall Street
Canton, MA 02021
USA

Independent Registered Public Accounting Firm

Ernst & Young, LLP
303 Almaden Boulevard
San Jose, CA 95110
USA

---

* Mr. Bertelsen has informed the Board of Directors that he is retiring from the Board of Directors and will not seek re-election at the 2009 Annual Meeting of Stockholders.

Notice of Annual Meeting

Held at Autodesk, Inc.'s San Francisco office at The Landmark at One Market Street, 2nd Floor, San Francisco, California 94105, USA, June 11, 2009, 3:00 p.m. Pacific Time.

Investor Relations

For more information, including copies of this annual report free of charge, write to us at: Investor Relations Autodesk, Inc., 111 McInnis Parkway, San Rafael, CA 94903, USA; Phone us at 415-507-6705; or email us at investor.relations@autodesk.com; or visit our website at: www.autodesk.com.

Autodesk® Autodesk, Inc., 111 McInnis Parkway, San Rafael, CA 94903


FSC